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Index to Consolidated Financial Statements_1
Index to Consolidated Financial Statements_2

As filed with the United States Securities and Exchange Commission on September 19, 2012

Registration No. 333-178278

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 7
to
 FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LUXFER HOLDINGS PLC
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English)

England and Wales (State or other jurisdiction of incorporation or organization)	2810 (Primary Standard Industrial Classification Code Number)	98-1024030 (I.R.S. Employer Identification Number)

Anchorage Gateway
5 Anchorage Quay
Salford M50 3XE England
(44) 161 300-0600
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Corporation Service Company
1180 Avenue of the Americas, Suite 210
New York, NY 10036
(800) 927-9801
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Sebastian R. Sperber, Esq. Cleary Gottlieb Steen & Hamilton LLP City Place House 55 Basinghall Street London EC2V 5EH England Phone: (44) 20 7614-2200 Fax: (44) 20 7600-1698	Marc D. Jaffe, Esq. Erika L. Weinberg, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022 Phone: (1) 212 906-1200 Fax: (1) 212 751-4864

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee

Ordinary Shares of £1 per share(2)(3)	$128,800,000	$14,760(4)

(1)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes ordinary shares that the underwriters may purchase solely to cover overallotments, if any.

(3)
American Depositary Shares evidenced by American Depositary Receipts issuable on deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6. Each American depositary share will represent one-half of an ordinary share.

(4)
The Registrant previously paid $26,000.

          The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 19, 2012

8,000,000 American Depositary Shares

LUXFER HOLDINGS PLC
(incorporated in England and Wales)

Representing 4,000,000 Ordinary Shares

        We are offering 6,400,000 American Depositary Shares (each, an "ADS" and, collectively "ADSs"), and the selling shareholders are offering an additional 1,600,000 ADSs. Each ADS will represent one-half of an ordinary share of £1 per share. We expect that the initial public offering price will be between $12.00 and $14.00 per ADS.

        Prior to the offering, there has been no public market for the ADSs or our ordinary shares. We have applied to list the ADSs on the New York Stock Exchange under the symbol "LXFR." We are an "emerging growth company" as such term is used in the Jumpstart Our Business Startups Act of 2012.

        The underwriters have an option to purchase a maximum of 600,000 additional ADSs from us and 600,000 additional ADSs from the selling shareholders to cover over-allotments of ADSs.

        Investing in the ADSs involves a high degree of risk. See "Risk Factors" beginning on page 17 of this prospectus for certain factors you should consider before investing in the ADSs.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us	Proceeds to Selling Shareholders
Per ADS	$	$	$	$
Total	$	$	$	$

        Delivery of the ADSs will be made against payment in New York, New York on or about                  , 2012.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse	Jefferies
KeyBanc Capital Markets	Oppenheimer & Co.

The date of this prospectus is                           , 2012.

LUXFER GROUP

Innovative solutions in material technology

Setting the standard worldwide in gas containment

The Luxfer Group manufactures products and components in aluminium, magnesium, zirconium, rare earths and certain other materials. Luxfer has pioneered the application of its core materials in certain high-technology industries for more than 70 years, extending properties and enhancing the performance of these materials in high performance applications around the world.

environmental

healthcare

protection

specialty

        We, the selling shareholders and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may refer you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling shareholders and the underwriters have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither we nor the underwriters are making an offer to sell the ADSs in any jurisdiction where their offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

        No offer or sale of the ADSs may be made in the United Kingdom except in circumstances that will not result in an offer to the public in the United Kingdom within the meaning of the United Kingdom Financial Services and Markets Act 2000 (as amended) or the Prospectus Rules published by the United Kingdom Listing Authority. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the securities and the distribution of the prospectus outside the United States.

        Until 25 days after the date of this prospectus, all dealers that buy, sell, or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Prospectus Summary

        This summary highlights selected information about us and the ADSs that we and the selling shareholders are offering. It may not contain all of the information that may be important to you. Before investing in the ADSs, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including our audited consolidated financial statements and the related notes, and the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. In this prospectus, "Luxfer," the "Group," the "company," "we," "us" and "our" refer to Luxfer Holdings PLC and its consolidated subsidiaries. Luxfer Holdings PLC is a holding company that conducts its operations through its subsidiaries.

Our Company

        We are a global materials technology company specializing in the design, manufacture and supply of high-performance materials, components and gas cylinders to customers in a broad range of growing end-markets. Our key end-markets are environmental technologies, healthcare technologies, protection and specialty technologies. Our customers include both end-users of our products and manufacturers that incorporate our products into their finished goods. Our products include specialty chemicals used as catalysts in automobile engines to remove noxious gases; corrosion, flame and heat-resistant magnesium alloys used in safety-critical, aerospace, automotive and defense applications; photo-sensitive plates used for embossing and gold-foiling in the luxury packaging and greetings card industries; high-pressure aluminum and composite gas cylinders used by patients with breathing difficulties for mobile oxygen therapy, by firefighters in breathing apparatus equipment and by manufacturers of vehicles that run on compressed natural gas ("CNG"); and metal panels that can be "superformed" into complex shapes to provide additional design freedom for a wide variety of industries, including aerospace, high-end automotive and rail transportation.

        Our area of expertise covers the chemical and metallurgical properties of aluminum, magnesium, zirconium, rare earths and certain other materials, and we have pioneered the application of these materials in certain high-technology industries. For example, we were the first to develop and patent a rare earth containing magnesium alloy (EZ33A) for use in high-temperature aerospace applications such as helicopter gearboxes; we are at the forefront of the commercial development of zirconia-rich mixed oxides for use in automotive catalysis; we were the first to manufacture a high-pressure gas cylinder out of a single piece of aluminum using cold impact extrusion; and we developed and patented the superforming process and the first superplastic aluminum alloy (AA2004) and were the first to offer superformed aluminum panelwork commercially. We have a long history of innovation derived from our strong technical base, and we work closely with customers to apply innovative solutions to their most demanding product needs. Our proprietary technology and technical expertise, coupled with best-in-class customer service and global presence provide significant competitive advantages and have established us as leaders in the markets in which we operate. We believe that we have leading positions, technically and by market share, in key product areas, including magnesium aerospace alloys, photo-engraving plates, zirconium chemicals for automotive catalytic converters and aluminum and composite cylinders for breathing applications.

        We have always recognized the importance of research in material science and innovation in the development of our products, collaborating with universities around the world and our industry business partners and customers. Some of our key new development projects with our business partners include working within the Seat Committee of the U.S. Federal Aviation Administration and several aircraft seat manufacturers to introduce lightweight seats containing magnesium alloys into civil aircraft; with the benefit of funding from the U.S. Army Research Labs, developing a magnesium alloy for use as lightweight armor plates on personnel carriers, which funding will also support our internal development of commercial production capabilities for the alloy; the Intelligent Oxygen System, or IOS, developed in consultation with BOC Linde to deliver medical oxygen; a bio-absorbable magnesium alloy developed for a biotechnology customer for use in cardiovascular applications; utilizing our large alternative fuel cylinder technology, the development of bulk gas transportation modules to facilitate the capture and transport of gases; and catalytic material developed jointly with Rhodia to meet the anticipated needs of automotive manufacturers for more effective diesel catalysis to satisfy new environmental regulations as they come into effect in Europe and the United States.

        We have a global presence, employing approximately 1,630 people on average in 2011, and operating 16 manufacturing plants in the United Kingdom, United States, Canada, France, the Czech Republic and China. We also have joint ventures in Japan and India. Our total revenue, Adjusted EBITDA and profit for the period in the first six months of 2012 were $267.1 million, $43.5 million and $22.0 million, respectively. Our total revenue, Adjusted EBITDA and profit for the year in 2011 were $510.8 million, $80.5 million and $43.4 million, respectively. See "Summary Consolidated Financial Data" for the definition of Adjusted EBITDA and reconciliations to profit for the year. In 2011, we manufactured and sold approximately 16,000 metric tons of our magnesium products, approximately 3,400 metric tons of our zirconium products and approximately 2.3 million gas cylinders.

        Our company is organized into two operational divisions, Elektron and Gas Cylinders, which represented 56% and 44%, respectively, of our total revenue in 2011.

  Elektron

        The Elektron division focuses on specialty materials based on magnesium, zirconium and rare earths. Within this division, we sell our products through two brands. Under our Magnesium Elektron brand, we develop and manufacture specialist lightweight, corrosion-resistant and flame-resistant magnesium alloys, extruded magnesium products, magnesium powders, magnesium plates and rolled sheets and photo-engraving plates for the aerospace (light-weight alloys and components), automotive (lightweight alloys and components), defense (powders for countermeasure flares) and printing (photo-engraving sheets) industries. Under our MEL Chemicals brand, we develop and manufacture specialty zirconium compounds for use in automotive applications (exhaust catalysts), electronics (ceramic sensors), structural ceramics (dental crowns), aerospace (thermal barrier coatings) and chemical synthesis (industrial catalysts).

  Gas Cylinders

        The Gas Cylinders division focuses on products based on aluminum, composites and other metals using technically advanced processes. Within this division, we sell our products through two brands. Under our Luxfer Gas Cylinders brand, we develop and manufacture advanced high-pressure aluminum and composite aluminum/carbon fiber gas containment cylinders for use in healthcare (oxygen), breathing apparatus (air), electronics (industrial gas), fire-fighting (carbon dioxide) and transportation (CNG) applications. Under our Superform brand, we design and manufacture highly complex shaped, sheet-based products for a wide range of industries, including aerospace (engine air intakes), specialist automotive (body panels and door inners), rail transport (train fronts and window frames) and healthcare (non-magnetic equipment casings).

Our End-Markets

        The key end-markets for our products fall into four categories:

  •
  Environmental technologies:  we believe many of our products serve a growing need to protect the environment and conserve its resources. Increasing environmental regulation, "green" taxes and the increasing cost of fossil fuels are driving growth in this area and are expected to drive growth in the future. For example, our products are used to reduce weight in vehicles improving fuel efficiency, in catalytic converters in automotive engines, removing noxious gases and to remove heavy metals from drinking water and industrial effluent.

  •
  Healthcare technologies:  we have a long history in the healthcare end-market, and see this as a major growth area through the introduction of new product technologies. Our products, among other applications, contain medical gases, are featured in medical equipment and are used in medical treatment. For example, our more recent innovations include the lightweight IOS medical oxygen delivery system featuring our patented L7X higher-strength aluminum alloy and carbon composite cylinders integrated with our patented SmartFlow valve-regulator technology.

  •
  Protection technologies:  we offer a number of products that are used to protect individuals and property. Principal factors driving growth in this end-market include increasing societal expectations regarding the protection of individuals and armed forces personnel, tightening health and safety regulations and the significant cost of investing in and replacing technologically-advanced military property. Our products are used in the protection of emergency services personnel, the protection of military vehicles, aircraft and personnel. For example, we manufacture ultra-lightweight breathing-air cylinders that lighten the load on emergency services personnel working in dangerous environments.

  •
  Specialty technologies:  our core technologies have enabled us to exploit various other niche and specialty markets and applications. Our products include photo-engraving plates and etching chemicals used to produce high-quality packaging, as well as cylinders used for high-purity gas applications, beverage dispensing and leisure applications such as paintball.

Our Strengths

        Market leading positions.    We believe all of our main brands, Magnesium Elektron, MEL Chemicals, Luxfer Gas Cylinders and Superform, are market leaders and strive to achieve best-in-class performance and premium price positions. We believe we are the leading manufacturer in the western world of high-performance magnesium alloys, powders, plates, and rolled sheets used in the aerospace, defense, and photo-engraving industries. We believe we are a leading manufacturer of specialty zirconium compounds for use in the global market for washcoats of catalytic converters in gasoline engine vehicles. In addition, we believe we are (i) the most global manufacturer of high pressure aluminum and composite gas cylinders; (ii) a leading global supplier of cylinders for medical gases, fire extinguishers and breathing apparatus; and (iii) the largest manufacturer of portable high pressure aluminum and composite cylinders in the world. Drawing on our expertise in the metallurgy of aluminum, we invented the superplastic forming process, and we believe we are the largest independent supplier of superplastically-formed aluminum components in the western world.

        Focus on innovation and product development for growing specialist end-markets.    We recognize the importance of fostering the creative ability of our employees and have developed a culture where any employee can take an active involvement in the innovation process. As a result of this culture of ingenuity, we have, in close collaboration with research departments in universities around the world, developed and continue to develop a steady stream of new products, including carbon composite ultra-lightweight gas cylinders, L7X extra high pressure aluminum gas cylinders, fourth generation (G4) doped zirconium chemicals for automotive and chemical catalysis, Isolux zirconium-based separation products used in water purification and ELEKTRON magnesium alloys for advanced aerospace and specialty automotive applications.

        We have benefited and expect to continue to benefit from growth in demand in each of our key end-markets. Our product development is focused mainly on environmental, healthcare and protection technologies. Demand for these specialist technologies is increasing due to the growing focus on protecting the environment and conserving its resources, finding better healthcare solutions and providing maximum protection for people and equipment. Tightening emission controls for the aerospace, automotive and chemical industries, increasing demand for lightweight materials to improve fuel economy and the use of increasingly sophisticated catalytic chemistry to convert harmful emissions have also led to a number of significant new product development opportunities in our environmental end-markets. Additionally, given favorable end-market dynamics including aging populations in the world's developed economies, along with increasing awareness of the importance of good healthcare in emerging markets that are driving an increase in the use of various medical technologies and applications, including oxygen therapy and the treatment of cardiovascular diseases, we have targeted new product development in the healthcare end-market. Protection technologies are also an important area for us, supported by increased demand for protection equipment after the terrorist attacks of 9/11.

        Strong technical expertise and know-how.    Our highly qualified and experienced metallurgists and engineers collaborate closely with our customers to design, develop and manufacture technically complex products. This technical expertise enables us to design and manufacture sophisticated materials and components that are embedded in our customers' products and services. To support and sustain such a high level of technological innovation, many of our sales personnel have doctorate degrees, and our product development departments work closely with our sales departments, often reporting directly to the relevant sales director. This structure enables us to provide high quality technical support to our customers and ensure that product development is closely linked to end-market requirements. This high level of integration into our customers' supply chains and their research and development functions constitutes a significant competitive advantage over new market entrants, particularly when matched by best-in-class customer service and on-going technical support.

        We specialize in advanced materials where our expertise in metallurgy and material science enables us to develop products and materials with superior performance to satisfy the most demanding requirements in the most extreme environments. We design some products to withstand temperatures of absolute zero and others to withstand contact with molten steel. We produce sheet materials that operate in a complete vacuum and cylinders that safely contain gases at over 300 atmospheres of pressure. Our technical excellence is driven in part by safety-critical products, including aerospace alloys and high-pressure gas cylinders, that are subject to extensive regulation and are approved only after an extensive review process that in some cases can take years. Further, we benefit from the fact that a growing number of our products, including many of the alloys and zirconium compounds we sell, are patented.

        Diversified blue chip customer base with long-standing relationships.    We have developed and seek to maintain and grow our long-term and diverse customer base of global leaders. We put the customer at the heart of our strategy and we have long-standing relationships with many of our customers including global leaders such as 3M, Air Liquide, Aston Martin, BAE Systems, BASF, BOC Linde, Bombardier, Esterline, Honeywell, Johnson Matthey, MSA, Tyco, Umicore and United Technologies. Our businesses have cultivated a number of these relationships over the course of many decades. The diversity and breadth of our customer base also mitigates our reliance on any one customer. In 2011, our ten largest customers represented 39% of our total revenue. In 2011, our ten largest customers for the Elektron division represented 54% of its revenue, and our ten largest customers for the Gas Cylinders division represented 45% of its revenue.

        Resilient business model.    Although the recent downturn in the global economy represented one of the most challenging economic environments for manufacturers in decades, our operating profit rebounded in 2010 by 64% as compared to 2009 to $44.9 million and further increased in 2011 by 47% to $66.2 million. Notwithstanding the downturn, in 2009, we generated cash and made a net profit every quarter. We have protected our margins to a large extent by successfully passing on to customers increases in raw material cost and overhead expense. We have also increased our margins over time by (i) disposing of low margin and cash intensive operations such as the Elektron division's magnesium and zinc die casting operations in 2006, and the BA Tubes aluminum tubes business in 2007; (ii) increasing our focus on high-performance value-added product lines and markets; and (iii) investing in automation and operational efficiencies at our manufacturing facilities. Our return on sales ratio, which is operating profit divided by sales revenue, was 8.3% in 2008, fell only to 7.4% during the 2009 economic downturn and improved to 11.1% in 2010 and 13.0% in 2011.

        Highly experienced and effective management team.    We are led by an experienced executive management board, many of whom have been with us since Luxfer Holdings PLC was formed in 1998, which followed the management buy-in (the "Management Buy-In") of certain downstream assets of British Alcan Aluminium Plc ("British Alcan") in 1996. Our current executive management board has played a significant role in developing our strategy and in delivering our stability and growth in recent years. We also highly value the quality of our local senior management teams and have recruited highly experienced managing directors for each of our business streams. Each of the managing directors for our business streams has been in their current roles for at least five years and has substantial industry experience. Our board of directors actively supports our business and contributes a wealth of industrial and financial experience.

Our Business Strategy

        Our business strategy is underpinned by the "Luxfer Model" which consists of five key themes:

  •
  Maintaining technical excellence relating both to our products and to the processes needed to make them

  •
  Building and maintaining strong, long-term customer relationships

  •
  Selling high performance products into specialty markets that require products with high technology content where customers are willing to pay premium prices

  •
  A commitment to innovation of products that are well-equipped to address opportunities created by heightened chemical emissions controls, global environmental concerns, public health legislation and the need for improved protection technology

  •
  Achieving high levels of manufacturing excellence by improving processes and reducing operating costs, thus insulating us against competitors in low labor cost economies

        Each of our businesses has developed a strategic roadmap, based on a balanced scorecard methodology and driven by the Luxfer Model. These strategic roadmaps contain business-specific initiatives, actions and measures necessary to guide the businesses towards achieving financial objectives set by our board of directors. With the Luxfer Model as its backbone, our company-wide strategy includes the following key elements:

        Continued focus on innovation, R&D and protection of intellectual property.    We have always recognized the importance of research in material science and innovation in the development of our products. We plan to continue this history of innovation through investment in our own research and development teams, as well as through extensive collaboration with universities, industry partners and customers around the world. Further, given the high level of research and development and technology content inherent in our products, we intend to aggressively protect our inventions and innovations by patenting them when appropriate and by actively monitoring and managing our existing intellectual property portfolio.

        Increase the flow of innovative, higher value-added products targeting specialist markets.    We plan to continue to focus on high growth, specialist end-markets, including environmental, healthcare and protection technologies. In response to increasing demand in these markets for higher value-added products, we plan to utilize our metallurgical and chemical expertise to develop new products and applications for existing products in these markets. We also seek to identify alternative applications for our products that leverage the existing capabilities of our products and our existing customer base.

        Enhance awareness of Luxfer brands.    We intend to maintain and improve global awareness of our four brands: Magnesium Elektron, MEL Chemicals, Luxfer Gas Cylinders and Superform. Our efforts will include promoting our leading technologies at trade shows, industry conferences and other strategic forums. We also plan to expand our online presence by maximizing the visibility and utility of our website. Whenever possible, we insist that our corporate logos are visible on products sold by our customers, especially products such as medical cylinders that remain in active circulation and tend to be widely visible in the public domain.

        Focus on continued gains in operational and manufacturing efficiencies.    We plan to continuously improve operational and manufacturing efficiencies, investing in modern enterprise resource planning systems and using external auditors to measure our performance against rigorous, world-class standards. In order to do so, we seek to continuously find ways to automate our processes to provide protection against competition based in low labor-cost economies. While we plan to maintain our focus on ways to reduce our operational and manufacturing costs, we also seek to modernize machinery and equipment at minimal costs when necessary to prevent bottlenecks in the manufacturing process.

        Selectively pursue value-enhancing acquisitions.    We have undertaken several successful complementary acquisitions over the past fifteen years, and we believe there will be opportunities to pursue synergistic acquisitions at attractive valuations in the future. We plan to assess these opportunities with a focus on broadening our product and service offerings, expanding our technological capabilities and capitalizing on potential operating synergies.

Recent Developments

        On July 31, 2012, we entered into an arrangement agreement with Dynetek Industries Ltd. ("Dynetek"), a Canadian business listed on the Toronto Stock Exchange, to acquire all of the common shares of Dynetek at a price of CAD$0.24 per share, for a total equity value of CAD$5 million. We assumed approximately CAD$7 million of bank debt, for a total purchase cost of approximately CAD$12 million. The acquisition closed on September 17, 2012. Dynetek designs and manufactures high-pressure aluminum and carbon fiber gas cylinders and systems for compressed natural gas, low emission vehicles and compressed hydrogen, zero-emission fuel cell vehicles. Dynetek's system applications include, but are not limited to, passenger automobiles, light and heavy-duty trucks, transit vehicles and school buses, bulk hauling of compressed gases and stationary storage or ground storage refueling applications. Its publicly reported 2011 sales revenue was CAD$19.8 million, generated from two manufacturing sites in Calgary, Canada and Ratingen, Germany, near Dusseldorf.

Risk Factors

        We face numerous risks and uncertainties that may affect our future financial and operating performance, including, among others, the following:

  •
  We depend on customers in certain industries, and an economic downturn in any of those industries could reduce sales;

  •
  Our global operations expose us to economic conditions, political risks and specific regulations in the countries in which we operate;

  •
  Our operations rely on a number of large customers in certain areas of our business, and the loss of any of our major customers could hurt our sales;

  •
  Competitive pressures can negatively impact our sales and profit margins;

  •
  We depend upon our larger suppliers for a significant portion of our input components, and a loss of one of these suppliers or a significant supply interruption could negatively impact our financial performance;

  •
  We are exposed to fluctuations in the prices of the raw materials and utilities that are used to manufacture our products, and we can incur unexpected costs; and

  •
  Changes in foreign exchange rates could cause sales to drop or costs to rise.

        One or more of these matters could negatively affect our business or financial performance as well as our ability to successfully implement our strategy. This list of risks is not comprehensive, and you should see the section entitled "Risk Factors" for a more detailed discussion of the risks associated with an investment in the ADSs.

History and Structure

        Although the origins of some of our operations date back to the early part of the 19th century, we trace our business as it is today back to the 1982 merger of The British Aluminium Company Limited and Alcan Aluminium U.K. Limited, which created British Alcan. The original Luxfer Group Limited was formed in 1996 in connection with a transaction that resulted in the Management Buy-In of certain downstream assets of British Alcan. All of the share capital of Luxfer Group Limited was later acquired by Luxfer Holdings PLC in 1999, which became the parent holding company of our operating subsidiaries around the world.

        In February 2007, Luxfer Holdings PLC completed a reorganization of its capital structure under two schemes of arrangement (the "2007 Capital Reorganization"), which substantially reduced its debt burden and realigned its share capital. A key part of this reorganization was the release and cancellation of the Senior Notes due 2009 in consideration for, among other things, the issuance of a lower principal amount of new Senior Notes due 2012. Senior noteholders, other than Luxfer Group Limited, also acquired 87% of the voting share capital of Luxfer Holdings PLC in the reorganization from exiting shareholders, with management and an employee benefit trust (the "ESOP") retaining 13% of the voting share capital. For more information on our corporate history, see "Our History and Recent Corporate Transactions."

        Luxfer Holdings PLC is a holding company that conducts its operations through its subsidiaries. For a list of our subsidiaries, including the country of incorporation and our ownership interest, see "Our History and Recent Corporate Transactions—Our Corporate Structure."

Corporate Information

        Our registered and principal executive offices are located at Anchorage Gateway, 5 Anchorage Quay, Salford M50 3XE England, and our general telephone number is +44-161-300-0600. We maintain a number of web sites, including www.luxfer.com. The information on, or accessible through, our web sites is not part of this prospectus. Our agent for service of process in the United States is Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, New York 10036.

The Offering

Issuer	Luxfer Holdings PLC
ADSs offered by us	6,400,000 ADSs
ADSs offered by the selling shareholders	1,600,000 ADSs
Overallotment option
We and the selling shareholders have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to 600,000 additional ADSs from us and 600,000 additional ADSs from the selling shareholders to cover overallotments, if any.
ADSs to be outstanding immediately after this offering	8,000,000 ADSs
Ordinary shares outstanding immediately after this offering	13,103,613 ordinary shares
The ADSs	Each ADS represents one-half of an ordinary share.

The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement. You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange. We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

Except for ordinary shares deposited by us, the selling shareholders, the underwriters or their affiliates in connection with this offering, no ordinary shares will be accepted for deposit with the depositary during a period of 180 days after the date of this prospectus.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.
Depositary	The Bank of New York Mellon
Proposed New York Stock Exchange symbol	"LXFR"
Shareholder approval of offering
Pursuant to our current articles of association (the "Current Articles"), this offering requires the approval in writing of holders of at least two-thirds of our ordinary shares. In addition, under English law, certain other steps necessary for the consummation of this offering, including the adoption of the new amended and restated articles of association (the "Amended Articles"), require the approval of holders of 75% of our ordinary shares voting at our general meeting of shareholders. We have received all such required approvals from holders.

Lockup agreements	We expect to enter into an agreement with the underwriters, subject to certain exceptions, not to sell or dispose of any ordinary shares or ADS or securities convertible into or exchangeable or exercisable for any of these securities until 180 days after the date of this prospectus. Our selling shareholders, directors, members of our executive management board and certain of our shareholders have agreed to similar lockup restrictions for a period of 180 days. See "Underwriting."
Use of proceeds
We expect to receive total estimated net proceeds from this offering of approximately $73.0 million, after deducting estimated underwriting discounts and offering expenses and assuming no exercise of the overallotment option by the underwriters. We will not receive any proceeds from the sale of ADSs by the selling shareholders. We intend to use the net proceeds of this offering received by us (i) to repay the entire amount outstanding under our senior term loan (the "Term Loan"), which was $46.6 million as of June 30, 2012 and (ii) for other general corporate purposes.
Dividend Policy
We did not declare or pay any dividends on our ordinary shares in 2009, 2010 or 2011. In July 2012, our board of directors declared an interim dividend for the first six months of 2012 of £0.25 per ordinary share (equal to $0.39 per ordinary share at an exchange rate of $1.56:£1), totaling $3.9 million, which was paid on August 10, 2012. Following this offering, we intend to pay quarterly cash dividends. We expect that our first quarterly dividend will be declared in relation to the third quarter of 2012, will be paid in the fourth quarter of 2012 to holders of our ordinary shares as of September 30, 2012 and will be $0.20 per ordinary share ($0.10 per ADS).

The declaration and payment of this dividend and any future dividends will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by our indebtedness, any future debt agreements or applicable laws and other factors that our board of directors may deem relevant. See "Dividends and Dividend Policy."
Risk factors	You should carefully read the information set forth under "Risk Factors" beginning on page 17 of this prospectus and the other information set forth in this prospectus before investing in the ADSs.

The number of ordinary shares that will be outstanding immediately after this offering:

•
includes 18,087 ordinary shares expected to be transferred from the ESOP upon exercise of options to purchase ordinary shares concurrent with or prior to this offering;

•
excludes, following the exercise of options to purchase ordinary shares concurrent with or prior to this offering, the remaining 96,387 ordinary shares issued to and held by the ESOP as of the consummation of this offering, which are reserved to satisfy options to purchase 68,223 ordinary shares granted under our Luxfer Holdings PLC Executive Share Option Plan (the "Option Plan");

•
does not give effect to (i) any future grants under the proposed Long-Term Umbrella Incentive Plan, Non-Executive Directors Equity Incentive Plan or any other employee share incentive plans we adopt, which will represent up to a maximum of 10% of our outstanding share capital following this offering or (ii) the proposed award by us to non-executive directors and certain of our key executives in connection with this offering of standalone grants of options to buy ADSs representing in the aggregate up to a maximum of 3% of our outstanding share capital following this offering; and

•
includes 800,000 restricted ordinary shares subject to the terms of our Management Incentive Plan (the "MIP").

The trustee for the ESOP has waived its right to receive dividends on shares held in the trust, and the trustee may vote or abstain from voting the shares. See "Management—Compensation."

Unless otherwise indicated, all information contained in this prospectus assumes:

•
no exercise of the underwriters' option to purchase up to 1,200,000 additional ADSs to cover overallotments of ADSs, if any; and

•
the ADSs to be sold in this offering will be sold at $13.00, which is the midpoint of the range set forth on the cover page of this prospectus.

Summary Consolidated Financial Data

        The following summary consolidated financial data of Luxfer as of June 30, 2012 and 2011 and for the six month periods ended June 30, 2012 and 2011 have been derived from our unaudited interim financial statements and the related notes appearing elsewhere in this prospectus, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS-IASB"). The following summary consolidated financial data of Luxfer as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus, which have also been prepared in accordance with IFRS-IASB. The following summary consolidated financial data of Luxfer as of December 31, 2009 have been derived from our audited consolidated financial statements and the related notes, which have also been prepared in accordance with IFRS-IASB and are not included in this prospectus.

        Our historical results are not necessarily indicative of results to be expected for future periods.

        This financial data should be read in conjunction with our unaudited interim financial statements and the related notes, our audited consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus.

Consolidated Statement of Income Data

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009
	(in $ millions, except share and per share data) (unaudited)		(in $ millions, except share and per share data) (audited)
Revenue:
Elektron	$149.0	$133.3	$287.5	$203.5	$184.8
Gas Cylinders	118.1	110.4	223.3	199.2	186.5

Total revenue from continuing operations	$267.1	$243.7	$510.8	$402.7	$371.3
Cost of sales	(201.9)	(185.8)	(390.4)	(305.1)	(295.7)

Gross profit	65.2	57.9	120.4	97.6	75.6
Other income	—	0.8	2.0	0.1	0.1
Distribution costs	(3.4)	(4.2)	(7.3)	(7.4)	(6.8)
Administrative expenses	(25.5)	(24.1)	(48.9)	(44.5)	(40.4)
Share of start-up costs of joint venture	—	(0.1)	(0.2)	(0.1)	(0.1)

Trading profit	$36.3	$30.3	$66.0	$45.7	$28.4
Restructuring and other income (expense)(1)	—	—	0.2	(0.8)	(1.1)

Operating profit	$36.3	$30.3	$66.2	$44.9	$27.3
Acquisition costs(1)	—	—	—	—	(0.5)
Disposal costs of intellectual property(1)	(0.1)	(0.1)	(0.2)	(0.4)	—
Finance income:
Interest received	—	0.1	0.2	0.2	0.2
Gain on purchase of own debt(1)	—	—	—	0.5	—
Finance costs:
Interest costs	(3.6)	(4.8)	(9.2)	(9.6)	(11.8)

Profit on operations before taxation	$32.6	$25.5	$57.0	$35.6	$15.2
Tax expense	(10.6)	(7.5)	(13.6)	(9.9)	(5.7)

Profit after taxation on continuing operations	22.0	18.0	43.4	25.7	9.5

Profit for the period and year	$22.0	$18.0	$43.4	$25.7	$9.5

Profit for the period and year attributable to controlling interests	$22.0	$18.0	$43.4	$25.7	$9.5
Profit for the period and year attributable to non controlling interest	—	—	—	—	—
Profit from continuing and discontinued operations per ordinary share(2):
Basic	$2.23	$1.82	$4.39	$2.61	$0.97
Diluted	$2.21	$1.81	$4.35	$2.59	$0.96
Profit from continuing operations per ordinary share(2):
Basic	$2.23	$1.82	$4.39	$2.61	$0.97
Diluted	$2.21	$1.81	$4.35	$2.59	$0.96
Weighted average ordinary shares outstanding(2):
Basic	9,885,526	9,884,026	9,884,145	9,851,204	9,824,326
Diluted	9,971,836	9,951,926	9,980,055	9,919,104	9,894,726

Consolidated Balance Sheet Data

	As of June 30,		As of December 31,
	2012	2011	2011	2010	2009
	(in $ millions) (unaudited)		(in $ millions) (audited)
Total assets	$353.8	$337.3	$364.3	$296.6	$273.7
Total liabilities	272.6	249.7	299.5	231.4	238.0
Total equity	81.2	87.6	64.8	65.2	35.7
Cash and short term deposits	32.9	20.9	22.2	10.3	2.9
Non-current bank and other loans	104.8	146.4	129.4	—	10.1
Senior Loan Notes due 2012	—	—	—	106.3	115.8
Current bank and other loans	3.1	1.6	3.1	9.6	—

Consolidated Other Data

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009
	(in $ millions) (unaudited)		(in $ millions) (audited)
Adjusted EBITDA(3)	$43.5	$37.4	$80.5	$59.6	$42.2
Trading profit(4):
Elektron	$28.8	$24.2	$54.1	$33.5	$23.3
Gas Cylinders	7.5	6.1	11.9	12.2	5.1
Purchase of property, plant and equipment	5.8	5.8	21.2	15.9	12.5

Consolidated Quarterly Statement of Income Data

        The following summary consolidated quarterly financial data have been prepared on the same basis as the audited consolidated financial statements of Luxfer Holdings PLC and include all adjustments necessary for the fair presentation of the information for the quarters presented.

	Three Months Ended
	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010
	(in $ millions) (unaudited)
Revenue:
Elektron	$68.7	$80.3	$68.9	$85.3	$69.7	$63.6	$52.2	$52.1	$49.1
Gas Cylinders	57.0	61.1	57.0	55.9	54.4	56.0	49.0	52.4	50.7

Total revenue from continuing operations	$125.7	$141.4	$125.9	$141.2	$124.1	$119.6	$101.2	$104.5	$99.8
Cost of sales	(94.2)	(107.7)	(100.1)	(104.5)	(93.2)	(92.6)	(77.2)	(79.0)	(73.1)

Gross profit	31.5	33.7	25.8	36.7	30.9	27.0	24.0	25.5	26.7
Other income	—	—	1.2	—	0.8	—	—	0.1	—
Distribution costs	(1.7)	(1.7)	(1.5)	(1.6)	(2.2)	(2.0)	(1.8)	(2.0)	(2.0)
Administrative expenses	(11.8)	(13.7)	(10.9)	(13.9)	(13.4)	(10.7)	(12.1)	(11.5)	(10.7)
Share of start-up costs of joint venture	—	—	(0.1)	—	—	(0.1)	(0.1)	—	—

Trading profit	$18.0	$18.3	$14.5	$21.2	$16.1	$14.2	$10.0	$12.1	$14.0
Restructuring and other income (expense)(1)	—	—	(1.4)	1.6	—	—	(0.6)	0.1	—

Operating profit	$18.0	$18.3	$13.1	$22.8	$16.1	$14.2	$9.4	$12.2	$14.0
Disposal costs of intellectual property(1)	(0.1)	—	—	(0.1)	(0.1)	—	0.2	(0.2)	(0.4)
Finance income:
Interest received	—	—	0.1	—	0.1	—	0.1	—	—
Gain on purchase of own debt(1)	—	—	—	—	—	—	—	0.1	—
Finance costs:
Interest costs	(1.9)	(1.7)	(2.1)	(2.3)	(2.3)	(2.5)	(2.4)	(2.5)	(2.0)
Profit on operations before taxation	$16.0	$16.6	$11.1	$20.4	$13.8	$11.7	$7.3	$9.6	$11.6
Tax expense	(5.1)	(5.5)	0.1	(6.2)	(4.3)	(3.2)	(1.0)	(3.7)	(3.5)

Profit after taxation on continuing operations	10.9	11.1	11.2	14.2	9.5	8.5	6.3	5.9	8.1

Profit for the period	$10.9	$11.1	$11.2	$14.2	$9.5	$8.5	$6.3	$5.9	$8.1

Consolidated Quarterly Other Data

	Three Months Ended
	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010
	(in $ millions) (unaudited)
Adjusted EBITDA(3)	$21.5	$22.0	$18.3	$24.8	$19.7	$17.7	$13.8	$15.5	$17.3
Trading profit(4):
Elektron	$14.6	$14.2	$10.3	$19.6	$12.7	$11.5	$6.9	$9.3	$9.7
Gas Cylinders	3.4	4.1	4.2	1.6	3.4	2.7	3.1	2.8	4.3
Purchase of property, plant and equipment	2.7	3.1	9.9	5.5	3.6	2.2	7.4	3.2	2.5

(1)
For further information, see "Note 5—Other income (expense) items" to our audited consolidated financial statements and "Note 4—Other income (expense) items" to our unaudited interim financial statements.

(2)
For further information, see "Note 10—Earnings per share" to our audited consolidated financial statements and "Note 5—Earnings per share" to our unaudited interim financial statements. We calculate earnings per share in accordance with IAS 33. Basic earnings per share is calculated based on the weighted average ordinary shares outstanding for the period presented. The weighted average of ordinary shares outstanding is calculated by time-apportioning the shares outstanding during the year. For the purpose of calculating diluted earnings per share, the weighted average ordinary shares outstanding during the period presented has been adjusted for the dilutive effect of all share options granted to employees. In calculating the diluted weighted average ordinary shares outstanding, there are no shares that have not been included for anti-dilution reasons.

(3)
Adjusted EBITDA consists of profit for the period and year before tax expense, interest costs, gain on purchase of own debt, interest received, acquisition costs, disposal costs of intellectual property, redundancy and restructuring costs, income and costs relating to demolition of vacant property, non-trade legal and professional costs, past service credit on retirement benefit obligations, depreciation and amortization and loss on disposal of property, plant and equipment. Depreciation and amortization amounts include impairments to fixed assets, and they are reflected in our financial statements as increases in accumulated depreciation or amortization. We prepare and present Adjusted EBITDA to eliminate the effect of items that we do not consider indicative of our core operating performance. Management believes that Adjusted EBITDA is a key performance indicator used by the investment community and that the presentation of Adjusted EBITDA will enhance an investor's understanding of our results of operations. However, Adjusted EBITDA should not be considered in isolation by investors as an alternative to profit for the period and year, as an indicator of our operating performance or as a measure of our profitability. Adjusted EBITDA is not a measure of financial performance under IFRS-IASB, may not be indicative of historic operating results and is not meant to be predictive of potential future results. Adjusted EBITDA measures presented herein may not be comparable to other similarly titled measures of other companies. While Adjusted EBITDA is not a measure of financial performance under IFRS-IASB, the Adjusted EBITDA amounts presented have been computed using IFRS-IASB amounts.

    The following tables present a reconciliation of Adjusted EBITDA to profit for the period and year, the most comparable IFRS-IASB measure, for each of the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009
	(in $ millions) (unaudited)		(in $ millions) (audited)
Profit for the period and year	$22.0	$18.0	$43.4	$25.7	$9.5
Tax expense	10.6	7.5	13.6	9.9	5.7
Interest costs	3.6	4.8	9.2	9.6	11.8
Gain on purchase of own debt(a)	—	—	—	(0.5)	—
Interest received	—	(0.1)	(0.2)	(0.2)	(0.2)
Acquisition costs(a)	—	—	—	—	0.5
Disposal costs of intellectual property(a)	0.1	0.1	0.2	0.4	—
Operating profit	$36.3	$30.3	$66.2	$44.9	$27.3
Redundancy and restructuring costs(a)	—	—	—	0.2	1.1
Income and costs relating to demolition of vacant property(a)	—	—	—	0.6	—
Non-trade legal and professional costs	—	—	1.4	—	—
Past service credit on retirement benefit obligations(a)	—	—	(1.6)	—	—
Depreciation and amortization	7.2	7.1	14.5	13.8	13.7
Loss on disposal of property, plant and equipment	—	—	—	0.1	0.1
Adjusted EBITDA	$43.5	$37.4	$80.5	$59.6	$42.2

	Three Months Ended
	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010
	(in $ millions) (unaudited)
Profit for the period and year	$10.9	$11.1	$11.2	$14.2	$9.5	$8.5	$6.3	$5.9	$8.1
Tax expense	5.1	5.5	(0.1)	6.2	4.3	3.2	1.0	3.7	3.5
Interest costs	1.9	1.7	2.1	2.3	2.3	2.5	2.4	2.5	2.0
Gain on purchase of own debt(a)	—	—	—	—	—	—	—	(0.1)	—
Interest received	—	—	(0.1)	—	(0.1)	—	(0.1)	—	—
Disposal costs of intellectual property(a)	0.1	—	—	0.1	0.1	—	(0.2)	0.2	0.4
Operating profit	$18.0	$18.3	$13.1	$22.8	$16.1	$14.2	$9.4	$12.2	$14.0
Redundancy and restructuring costs(a)	—	—	—	—	—	—	—	(0.1)	—
Income and costs relating to demolition of vacant property(a)	—	—	—	—	—	—	0.6	—	—
Non-trade legal and professional costs	—	—	1.4	—	—	—	—	—	—
Past service credit on retirement benefit obligations(a)	—	—	—	(1.6)	—	—	—	—	—
Depreciation and amortization	3.5	3.7	3.8	3.6	3.6	3.5	3.7	3.4	3.3
Loss on disposal of property, plant and equipment	—	—	—	—	—	—	0.1	—	—

Adjusted EBITDA	$21.5	$22.0	$18.3	$24.8	$19.7	$17.7	$13.8	$15.5	$17.3

(a)
For further information, see "Note 5—Other income (expense) items" to our audited consolidated financial statements and "Note 4—Other income (expense) items" to our unaudited interim financial statements.
(4)
Trading profit is defined as operating profit before restructuring and other income (expense). Trading profit is the "segment profit" performance measure used by our chief operating decision maker as required under IFRS 8 for divisional segmental analysis. See "Note 2—Revenue and segmental analysis" to our unaudited interim financial statements and our audited consolidated financial statements.

Risk Factors

        Investing in the ADSs involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including our financial statements and the related notes, before making an investment decision regarding our securities. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. If any of these risks materialize, our business, financial condition or results of operations could suffer, the price of the ADSs could decline and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect your investment in the ADSs.

Risks relating to our operations

We depend on customers in certain end-markets, including the automotive, self-contained breathing apparatus, aerospace, defense, medical and industrial gas end-markets, and an economic downturn in any of those end-markets could reduce sales.

        We have significant exposures to certain key end-markets, including some end-markets that are cyclical in nature. To the extent that any of these cyclical end-markets are at a low point in their economic cycle, sales may be adversely affected and thereby negatively affect our ability to fund our business operations and service our indebtedness. It is possible that all or most of these end-markets could be in decline at the same time, such as during a recession, which could significantly harm our financial condition and result of operations due to decreased sales. For example, 31% of our 2011 sales were related to the automotive end-markets, 11% to self-contained breathing apparatus ("SCBA"), 12% to the aerospace and defense markets, 9% to medical markets (including portable oxygen) and 9% to the printing and paper markets. Together, these five markets accounted for approximately 72% of our 2011 revenues. Dependence of either of our divisions on certain end-markets is even more pronounced. For example, in 2011, 47% of the Elektron division's sales were to customers in the automotive end-market.

Our global operations expose us to economic conditions, political risks and specific regulations in the countries in which we operate, which could have a material adverse impact on our business, financial condition and results of operations.

        We derive our revenues and earnings from operations in many countries and are subject to risks associated with doing business internationally. We have wholly-owned facilities in the United States, Canada, France, the Czech Republic and China and joint venture facilities in India and Japan. Doing business in foreign countries has risks, including the potential for adverse changes in the local political, financial or regulatory climate; difficulty in staffing and managing geographically diverse operations; and the costs of complying with a variety of laws and regulations. Because we have operations in many countries, we are also liable to pay taxes in many fiscal jurisdictions. The tax burden on us depends on the interpretation of local tax regulations, bilateral or multilateral international tax treaties and the administrative doctrines in each one of these jurisdictions. Changes in these tax regulations could have an impact on our tax burden.

        Moreover, the principal markets for our products are located in North America, Europe and Asia, and any financial difficulties experienced in these markets may have a material adverse impact on our businesses. The maturity of some of our markets, particularly the U.S. medical market and the European fire extinguisher market, could require us to increase sales in developing regions, which may involve greater economic and political risks. We cannot provide any assurances that we will be able to expand sales in these regions.

Our operations rely on a number of large customers in certain areas of our business, and the loss of any of our major customers could negatively impact our sales.

        If we fail to maintain our relationships with our major customers, or fail to replace lost customers, or if there is reduced demand from our customers or for the products produced by our customers, it could reduce our sales and have a material adverse effect on our financial condition and results of operations. In addition, we could experience a reduction in sales if any of our customers fail to perform or default on any payment pursuant to our contracts with them. Long-term relationships with customers are especially important for suppliers of intermediate materials and components, where we work closely with customers to develop products that meet particular specifications as part of the design of a product intended for the end-user market, and the bespoke nature of many of our products could make it difficult to replace lost customers. Our top ten customers accounted for 39% of our revenue in 2011.

Competitive pressures can materially and adversely affect our sales, profit margins, financial condition and results of operations.

        The markets for many of our products are now increasingly global and highly competitive, especially in terms of quality, price and service. We could lose market share as a result of these competitive pressures, which could materially and adversely affect our sales, profit margins, financial condition and results of operations.

        Because of the highly competitive nature of some of the markets in which we operate, we may have difficulty raising customer prices to offset increases in costs of raw materials. For example, the U.S. medical cylinder market has a number of dedicated producers with excess capacity, making it very difficult for us to raise customer prices to offset aluminum cost increases. In addition, rising aluminum prices could lead to the development of alternative products that use lower cost materials and that could become favored by end-market users.

        More generally, we may face potential competition from producers that manufacture products similar to our aluminum-, magnesium- and zirconium-based products using other materials, such as steel, plastics, composite materials or other metals, minerals and chemicals. Products manufactured by competitors using different materials might compete with our products in terms of price, weight, engineering characteristics, recyclability or other grounds.

        Other parts of our operations manufacture and sell products that satisfy customer specifications. Competitors may develop lower cost or better-performing products and customers may not be willing to pay a premium for the advantages offered by our products, even if they are technically superior to competing technologies.

        In recent years, we have also experienced increased competition from new geographic areas, including Asia, where manufacturers can benefit from lower labor costs. Competitors with operations in these regions may be able to produce goods at a lower cost than us, enabling them to compete more effectively in terms of price. Competition with respect to less complex zirconium chemicals has been particularly intense, with Chinese suppliers providing low cost feedstock to specialist competitors, making it especially difficult to compete in commodity products such as paint dryers. Chinese magnesium also continues to be imported into Europe in large volumes, which may impact our competitive position in Europe regarding magnesium alloys. We are also impacted by a trend for Western-based competitors to relocate production to Asia to take advantage of the lower production costs.

        In addition, governments may impose import and export restrictions, grant subsidies to local companies and implement tariffs and other trade protection regulations and measures that may give competitive advantages to our competitors and adversely affect our business.

We depend upon our larger suppliers for a significant portion of our raw materials, and a loss of one of these suppliers or a significant supply interruption could negatively impact our financial performance.

        If we fail to maintain relationships with key suppliers or fail to develop relationships with other suppliers, it could have a negative effect on our financial condition or results of operations. We rely, to varying degrees, on major suppliers for some of the principal raw materials of our engineered products, including aluminum, zirconium and carbon fiber. For example, in 2011, we obtained 72% of our aluminum, the largest single raw material purchased by the Gas Cylinders division, from Rio Tinto Alcan and its associated companies. Moreover, carbon fiber has been in short supply in recent years, with a number of expanding applications competing for the same supply of this specialized raw material. We currently purchase most of our carbon fiber from Toray and Grafil, a subsidiary of Mitsubishi Chemical. In addition, since mid-2010, the Chinese government has been constraining the supply of rare earths, resulting in a shortage of such materials.

        We generally purchase raw materials from suppliers on a spot basis, under standard terms and conditions. We have recently negotiated a two-year supply contract with Rio Tinto Alcan for a portion of our aluminum requirements. We also have a five-year magnesium supply contract for a portion of our magnesium requirements with U.S. Magnesium that expires on December 31, 2014. Other than under 'force majeure' conditions, neither Rio Tinto Alcan nor U.S. Magnesium may terminate the respective contracts other than as a result of our breach of the terms.

        We have made efforts to build close commercial relationships with key suppliers to meet growing demand for our products. However, an interruption in the supply of essential materials used in our production processes, or an increase in the prices of materials due to market shortages, government quotas or natural disturbances, could significantly affect our ability to provide competitively priced products to customers in a timely manner, and thus have a material adverse effect on our business, results of operations or financial condition. In the event of a significant interruption in the supply of any materials used in our production processes, or a significant increase in their prices (as we have experienced, for example, with aluminum, magnesium and rare earths), we may have to purchase these materials from alternative sources, build additional inventory of the raw materials, increase our prices, reduce our profit margins or possibly fail to fill customer orders by the deadlines required in contracts. We can provide no assurance that we would be able to obtain replacement materials quickly on similar or not materially less favorable terms or at all.

We are exposed to fluctuations in the prices of the raw materials that are used to manufacture our products, and such fluctuations in raw material prices could lead us to incur unexpected costs and could affect our margins or our results of operations.

        The primary raw material used in the manufacturing of gas cylinders and superformed panels is aluminum. The price of aluminum is subject to both short-term price fluctuations and to longer-term cyclicality as a result of international supply and demand relationships. Aluminum prices have increased significantly in recent years, with the London Metal Exchange ("LME") three-month price of aluminum increasing from an average of $1,701 per metric ton in 2009 to $2,198 per metric ton in 2010 and $2,419 per metric ton in 2011. We have also experienced significant price increases in other raw material costs such as primary magnesium, carbon fiber, zircon sand and rare earths. For example, starting in mid-2010, Chinese authorities greatly reduced the export quota for rare earths, which resulted in an increase in the price of cerium carbonate, priced in rare earth oxide contained weight, from $10 per kilogram in May 2010 to a peak of $270 per kilogram in July 2011. By the end of 2011, the price of cerium carbonate had decreased to approximately $80 per kilogram and, by June 30, 2012, to approximately $45 per kilogram. See "Business—Suppliers and Raw Materials."

        Fluctuations in the prices of these raw materials could affect margins in the businesses in which we use them. We cannot always pass on price increases or increase our prices to offset increases in raw material immediately or at all, whether because of fixed price agreements with customers, competitive pressures that restrict our ability to pass on cost increases or increase prices, or other factors. It can be particularly difficult to pass on price increases or increase prices in product areas such as gas cylinders, where competitors offer similar products made from alternative materials, such as steel, if those materials are not subject to the same cost increases. As a result, a substantial increase in raw material could have a material adverse effect on our financial condition and results of operations. In such an event, there might be less cash available than necessary to fund our business operations effectively or to service our indebtedness. In addition, higher prices necessitated by large increases in raw material costs could make our current, or future, products unattractive compared to competing products made from alternative materials that have not been so affected by raw material cost increases or compared to products produced by competitors who have not incurred such large increases in raw material costs.

        Historically, we have used derivative financial instruments to hedge our exposures to fluctuations in aluminum prices. Currently, our main method of hedging against this risk is to agree to forward prices with our largest supplier of aluminum billet for manufacturing gas cylinders and to agree to some fixed pricing for up to twelve months from more specialist superform sheet suppliers. We also use LME-based derivative contracts to supplement our fixed price agreement strategy. Although it is our treasury policy to enter into these transactions only for hedging, and not for speculative purposes, we are exposed to market risk and credit risk with respect to the use of these derivative financial instruments. If the price of aluminum were to continue to rise, our increased exposure to changes in aluminum prices could have a material adverse impact on our results of operations to the extent that we cannot pass price increases on to our customers or manage exposure effectively through hedging instruments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure About Market Risk." In addition, if we have hedged our metal position, and have forward price agreements, a fall in the price of aluminum might give rise to hedging margin calls to the detriment of our borrowing position.

        In the past few years, when appropriate, we have made additional purchases of large stocks of magnesium and some rare earth chemicals to delay the impact of potentially higher prices in the future. However, these strategic purchases have increased our working capital needs, reducing our liquidity and cash flow and increasing our reliance on our £40 million revolving credit facility (the "Revolving Credit Facility").

We are exposed to fluctuations in the prices of utilities that are used in the manufacture of our products, and such fluctuations in utility prices could lead us to incur unexpected costs and could affect our margins or our results of operations.

        Our utility costs, which constitute another major input cost of our total expenses and include costs related to electricity, natural gas, and water, may be subject to significant variations. In recent years, the emergence of financial speculators in energy, increased taxation and other factors have contributed to a significant increase in utility costs for us, particularly with respect to the price that we pay for our U.K. energy supplies, which have been subject to a number of significant price increases.

        Fluctuations in the prices of these utility costs could affect margins in the businesses in which we use them. We cannot always pass on price increases or increase our prices to offset increases in utility costs immediately or at all, whether because of fixed price agreements with customers, competitive pressures that restrict our ability to pass on cost increases or increase prices, or other factors. It can be particularly difficult to pass on price increases or increase prices in product areas such as gas cylinders, where competitors offer similar products made from alternative materials, such as steel, if those materials are not subject to the same cost increases. As a result, a substantial increase in utility costs could have a material adverse effect on our financial condition and results of operations. In such an event, there might be less cash available than necessary to fund our business operations effectively or to service our indebtedness.

Changes in foreign exchange rates could reduce margins on our sales, reduce the reported revenues of our non-U.S. operations and have a material adverse effect on our results of operations.

        We conduct a large proportion of our commercial transactions, purchases of raw materials and sales of goods in various countries and regions, including the United Kingdom, United States, continental Europe, Australia and Asia. Our manufacturing operations based in the United States, continental Europe and Asia, usually sell goods denominated in their main domestic currency, but our manufacturing operations in the United Kingdom purchase raw materials and sell products often in currencies other than pound sterling. Changes in the relative values of currencies can decrease the profits of our subsidiaries when they incur costs in currencies that are different from the currencies in which they generate all or part of their revenue. These transaction risks principally arise as a result of purchases of raw materials in U.S. dollars, coupled with sales of products to customers in continental European currencies, principally denominated in euros. This impact is most pronounced in our exports to continental Europe from the United Kingdom. In 2011, our U.K. operations sold €48.5 million of goods into the euro zone. Our policy is to hedge a portion of our net exposure to fluctuations in exchange rates with forward foreign currency exchange contracts. Therefore, we are exposed to market risk and credit risk through the use of derivative financial instruments. Any failure of hedging policies could negatively impact our profits, and thus damage our ability to fund our operations and to service our indebtedness.

        In addition to subsidiaries in the United States, we have subsidiaries located in the United Kingdom, France, the Czech Republic, Canada and China, as well as joint ventures in Japan and India, whose revenue, costs, assets and liabilities are denominated in local currencies. Because our consolidated accounts are reported in U.S. dollars, we are exposed to fluctuations in those currencies when those amounts are translated for purposes of reporting our consolidated accounts, which may cause declines in results of operations as results denominated in different currencies are translated to U.S. dollars for reporting purposes. The largest risk is from our operations in the United Kingdom, which in 2011 generated operating profits of $26.3 million from sales revenues of $186.4 million. Fluctuations in exchange rates, particularly between the U.S. dollar and the pound sterling, can have a material effect on our consolidated income statement and balance sheet. In 2011, the weakening of the average U.S. dollar exchange rate had a positive impact on reported revenues of $9.9 million while in 2010 the strengthening of the average U.S. dollar exchange rate had a negative impact on reported revenues of $4.7 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure About Market Risk."

Our defined benefit pension plans have significant funding deficits that could require us to make increased ongoing cash contributions in response to changes in market conditions, actuarial assumptions and investment decisions and that could expose us to significant short-term liabilities if a wind-up trigger occurred in relation to such plans, each of which could have a material adverse effect on our financial condition and results of operations.

        We operate defined benefit arrangements in the United Kingdom, the United States and France. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Retirement Benefit Arrangements." Our largest defined benefit plan, the Luxfer Group Pension Plan, which closed to new members in 1998 but remains open for accrual of future benefits based on career-average salary, is funded according to the regulations in effect in the United Kingdom and, as of December 31, 2011 and June 30, 2012, had an IAS 19 accounting deficit of $58.5 million and $61.3 million, respectively. Luxfer Group Limited is the principal employer under the Luxfer Group Pension Plan, and other subsidiaries also participate under the plan. Our other defined benefit plans are less significant than the Luxfer Group Pension Plan and, as of December 31, 2011 and June 30, 2012, had an IAS 19 accounting deficit of $23.9 million and $21.9 million, respectively. The largest of these additional plans is the BA Holdings, Inc. Pension Plan in the United States, which was closed to further benefit accruals in December 2005. According to the actuarial valuation of the Luxfer Group Pension Plan as at April 5, 2009, the Luxfer Group Pension Plan had a deficit of £55.2 million on the plan specific basis. The plan's actuaries performed an update of the actuarial valuation in respect of 2009 and estimated that as at December 31, 2009, the deficit in the Luxfer Group Pension Plan had decreased from £55.2 million to £36.9 million on the plan specific basis. The improved position was primarily due to a recovery in global stock markets since the valuation date, partially offset by the increased expectation of future inflation. Should a wind-up trigger occur in relation to the Luxfer Group Pension Plan, the buy-out deficit of that plan will become due and payable by the employers. The aggregate deficit of the Luxfer Group Pension Plan on a buy-out basis was estimated at £144.4 million as at April 5, 2009. The trustees have the power to wind-up the Luxfer Group Pension Plan if they consider that in the best interests of members there is no reasonable purpose in continuing the Luxfer Group Pension Plan.

        We are exposed to various risks related to our defined benefit plans, including the risk of loss of market value of the plan assets, the risk of actual investment returns being less than assumed rates of return, the trustees of the Luxfer Group Pension Plan switching investment strategy (which does require consultation with the employer) and the risk of actual experience deviating from actuarial assumptions for such things as mortality of plan participants. In addition, fluctuations in interest rates may cause changes in the annual cost and benefit obligations. As a result of the actuarial valuation as at April 5, 2009, we are required to make increased ongoing cash contributions, over and above the normal contributions required to meet the cost of future accrual, to the Luxfer Group Pension Plan. These additional payments are intended to reduce the funding deficit. We have agreed with the trustees to a schedule of payments to reduce the deficit. This schedule has been provided to the UK Pensions Regulator (the "Pensions Regulator"), and the Pensions Regulator has confirmed that it does not propose to take any plan funding actions. The schedule of payments provides for minimum annual contributions of £2.25 million per year, together with additional variable contributions based on one-third of net earnings of Luxfer Holdings PLC in excess of £6 million. The total contributions are currently subject to an annual cap of £4 million, which will increase to £5 million from 2013-14 onwards. These contribution rates are to apply until the deficit is eliminated (expected to take between nine and 15 years, depending on the variable contributions), but in practice the schedule will be reviewed, and may be revised, following the next actuarial valuation. Increased regulatory burdens have also proven to be a significant risk, such as the United Kingdom's Pension Protection Fund ("PPF") Levy, which was $1.6 million in 2011. Following closure of the defined benefit plans described above, we have offered new employees membership in defined contribution pension arrangements or 401(k) arrangements, and these do not carry the same risks to the company as the defined benefit plans.

The Pensions Regulator in the United Kingdom has power in certain circumstances to issue contribution notices or financial support directions which, if issued, could result in significant liabilities arising for us.

        The Pensions Regulator may issue a contribution notice to the employers that participate in the Luxfer Group Pension Plan or any person who is connected with or is an associate of these employers where the Pensions Regulator is of the opinion that the relevant person has been a party to an act, or a deliberate failure to act, which had as its main purpose (or one of its main purposes) the avoidance of pension liabilities or where such act has a materially detrimental effect on the likelihood of payment of accrued benefits under the Luxfer Group Pension Plan being received. A person holding alone or together with his or her associates directly or indirectly one-third or more of our voting power could be the subject of a contribution notice. The terms "associate" and "connected person," which are taken from the Insolvency Act 1986, are widely defined and could cover our significant shareholders and others deemed to be shadow directors. If the Pensions Regulator considers that a plan employer is "insufficiently resourced" or a "service company" (which have statutory definitions), it may impose a financial support direction requiring it or any member of the Group, or any person associated or connected with an employer, to put in place financial support in relation to the Luxfer Group Pension Plan. Liabilities imposed under a contribution notice or financial support direction may be up to the difference between the value of the assets of the Luxfer Group Pension Plan and the cost of buying out the benefits of members and other beneficiaries of the Luxfer Group Pension Plan. In practice, the risk of a contribution notice being imposed may restrict our ability to restructure or undertake certain corporate activities. Additional security may also need to be provided to the trustees of the Luxfer Group Pension Plan before certain corporate activities can be undertaken (such as the payment of an unusual dividend) and any additional funding of the Luxfer Group Pension Plan may have an adverse effect on our financial condition and the results of our operations.

Our ability to remain profitable depends on our ability to protect and enforce our intellectual property, and any failure to protect and enforce such intellectual property could have a material adverse impact on our business, financial condition and results of operations.

        We cannot ensure that we will always have the ability to protect proprietary information and our intellectual property rights. We protect our intellectual property rights (within the United States, Europe and other countries) through various means, including patents and trade secrets. For example, most of our sales of automotive catalysis products are now subject to patent protection and new product developments such as more advanced lightweight alloys used in medical gas cylinders are patent protected. In particular, we patent products and processes (or certain parts of them) that could also be easily duplicated, while protecting other products and most of our processes as trade secrets. Because of the difference in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights may not receive the same degree of protection in other countries as they would in the United States or the United Kingdom. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, we cannot assure you that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition. In addition, our patents will only be protected for the duration of the patent. The minimum amount of time remaining in respect to any of our material patents is three years (which relates to certain patents used in our gas cylinder business).

        With respect to our unpatented proprietary technology, it is possible that others will independently develop the same or similar technology or obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected. We rely on our trademarks, trade names, and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

Expiration or termination of our right to use certain intellectual property granted by third parties, the right of those third parties to grant the right to use the same intellectual property to our competitors and the right of certain third parties to use certain intellectual property used as part of our business could have a material adverse impact on our business, financial condition and results of operations.

        We have negotiated, and may from time to time in the future negotiate, licenses with third parties with respect to third-party proprietary technologies used in certain of our manufacturing processes. If any of these licenses expires or terminates, we will no longer retain the rights to use the relevant third-party proprietary technologies in our manufacturing processes, which could have a material adverse effect on our business, results of operations and financial condition. Further, the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property.

        Some of our patents may cover inventions that were conceived or first reduced to practice under, or in connection with, government contracts or other government funding agreements or grants. With respect to inventions conceived or first reduced to practice under such government funding agreements, a government may retain a nonexclusive, irrevocable, royalty-free license to practice or have practiced for or on behalf of the relevant country the invention throughout the world. In addition, if we fail to comply with our reporting obligations or to adequately exploit the developed intellectual property under these government funding agreements, the relevant country may obtain additional rights to the developed intellectual property, including the right to take title to any patents related to government funded inventions or to license the same to our competitors. Furthermore, our ability to exclusively license or assign the intellectual property developed under these government funding agreements to third parties may be limited or subject to the relevant government's approval or oversight. These limitations could have a significant impact on the commercial value of the developed intellectual property.

        We often enter into research and development agreements with academic institutions where they generally retain certain rights to the developed intellectual property. The academic institutions generally retain rights over the technology for use in non-commercial academic and research fields, including in some cases the right to license the technology to third parties for use in those fields. It is difficult to monitor and enforce such noncommercial academic and research uses, and we cannot predict whether the third party licensees would comply with the use restrictions of these licenses. We could incur substantial expenses to enforce our rights against such licensees. In addition, even though the rights that academic institutions obtain are generally limited to the noncommercial academic and research fields, they may obtain rights to commercially exploit developed intellectual property in certain instances. Furthermore, under research and development agreements with academic institutions, our rights to intellectual property developed thereunder is not always certain, but instead may be in the form of an option to obtain license rights to such intellectual property. If we fail to timely exercise our option rights and/or we are unable to negotiate a license agreement, the academic institution may offer a license to the developed intellectual property to third parties for commercial purposes. Any such commercial exploitation could adversely affect our competitive position and have a material adverse effect on our business.

If third parties claim that intellectual property used by us infringes upon their intellectual property, our operating profits could be adversely affected.

        We may, from time to time, be notified of claims that we are infringing upon patents, copyrights, or other intellectual property rights owned by third parties, and we cannot provide assurances that other companies will not, in the future, pursue such infringement claims against us or any third-party proprietary technologies we have licensed. If we were found to infringe upon a patent or other intellectual property right, or if we failed to obtain or renew a license under a patent or other intellectual property right from a third party, or if a third party which we were licensing technologies from was found to infringe upon a patent or other intellectual property rights of another third party, we may be required to pay damages, suspend the manufacture of certain products or reengineer or rebrand our products, if feasible, or we may be unable to enter certain new product markets. Any such claims could also be expensive and time consuming to defend and divert management's attention and resources. Our competitive position could suffer as a result. In addition, if we have omitted to enter into a valid non-disclosure or assignment agreement for any reason, we may not own the invention or our intellectual property and may not be adequately protected.

Any failure of our research and development activity to improve our existing products and develop new products could cause us to lose market share and impact our financial position.

        Our products are highly technical in nature, and in order to maintain and improve our market position, we depend on successful research and development activity to continue to improve our existing products and develop new products. We cannot be certain that we will have sufficient research and development capability to respond to changes in the industries in which we operate. These changes could include changes in the technological environment in which we currently operate, increased demand for products or the development of alternatives to our products. For example, the development of lighter-weight steel has made the use of steel in gas cylinders a more competitive alternative to aluminum than it had been previously. In addition, our superformed aluminum components compete with new high-performance composite materials developed for use in the aerospace industry. Without the timely introduction of new products or enhancements to existing products, our products could become obsolete over time, in which case our business, results of operations and financial condition could be adversely affected. In our efforts to develop and market new products and enhancements to our existing products, we may fail to identify new product opportunities successfully or develop and timely bring new products to market. We may also experience delays in completing development of, enhancements to or new versions of our products. In addition, product innovations may not achieve the market penetration or price stability necessary for profitability. In addition to benefiting from our research collaboration with universities, we spent $8.5 million, $8.9 million and $6.3 million in 2011, 2010 and 2009, respectively, on our own research and development activities. We expect to fund our future capital expenditure requirements through operating profit cash flows and restricted levels of indebtedness, but if operating profit decreases, we may not be able to invest in research and development or continue to develop new products or enhancements.

Some of our key operational equipment is relatively old and may need significant capital expenditures for repair or replacement.

        High levels of maintenance and repair costs could result from the need to maintain our older plants, property and equipment, and machinery breakdowns could result in interruptions to the business causing lost production time and reduced output. Machinery breakdowns or equipment failures may hamper or cause delays in the production and delivery of products to our customers and increase our operating costs, thus reducing cash flow from operations. Any failure to deliver products to our customers in a timely manner could adversely affect our customer relationships and reputation. We already incur considerable expense on maintenance, including preventative maintenance, and repairs. Any failure to implement required investments, whether because of requirements to divert funds to repair existing physical infrastructure, debt service obligations, unanticipated liquidity constraints or other factors, could have a material effect on our business and on our ability to service our indebtedness. The breakdown of some of our older equipment, such as the rolling mill at our Madison, Illinois plant, would be very difficult to repair and costly should it need to be replaced.

Our operations may prove harmful to the environment, and any clean-up or other related costs could have a material adverse effect on our operating results or financial condition.

        We are exposed to substantial environmental costs and liabilities, including liabilities associated with divested assets and prior activities performed on sites before we acquired an interest in them. Our operations, including the production and delivery of our products, are subject to a broad range of continually changing environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations increasingly impose more stringent environmental protection standards on us and affect, among other things, air emissions, waste-water discharges, the use and handling of hazardous materials, noise levels, waste disposal practices, soil and groundwater contamination and environmental clean-up. Complying with these regulations involves significant and recurring costs. We have spent approximately $3.0 million between 2009 and 2011 on environmental remediation efforts, including with respect to investigations at the Redditch, United Kingdom site of our closed tubes plant and a landfill at our Swinton, United Kingdom site. See "Business—Environmental Matters." We estimate that environmental compliance and related matters at these and other sites will cost $1.9 million in 2012. See "Business— Environmental Matters" for details of our environmental management program and the environmental issues that we are currently addressing.

        We cannot predict our future environmental liabilities and cannot assure investors that our management is aware of every fact or circumstance regarding potential liabilities or that the amounts provided and budgeted to address such liabilities will be adequate for all purposes. In addition, future developments, such as changes in regulations, laws or environmental conditions, may increase environmental costs and liabilities and could have a material adverse effect on our operating results and consolidated financial position in any given financial year, which could negatively affect our cash flows and hinder our ability to service our indebtedness.

        The health and safety of our employees and the safe operation of our businesses is subject to various health and safety regulations in each of the jurisdictions in which we operate. These regulations impose various obligations on us, including the provision of safe working environments and employee training on health and safety matters. Complying with these regulations involves recurring costs.

Certain of our operations are highly regulated by different agencies, which require products to comply with their rules and procedures and can subject our operations to penalties or adversely affect production.

        Certain of our operations are in highly regulated industries, which require us to maintain regulatory approvals and, from time to time, obtain new regulatory approvals from various countries. This can involve substantial time and expense. In turn, higher costs reduce our cash flow from operations. For example, manufacturers of gas cylinders throughout the world must comply with high local safety and health standards and obtain regulatory approvals in the markets where they sell their products. In addition, military organizations require us to comply with applicable government regulations and specifications when providing products or services to them directly or as subcontractors. In addition, we are required to comply with U.S. and other export regulations with respect to certain products and materials. The European Union has also passed legislation governing the registration, evaluation and authorization of chemicals, known as REACH, pursuant to which we are required to register chemicals and gain authorization for the use of certain substances. The European Union has also set out certain safety requirements for pressure equipment, with which we are required to comply in the manufacture of our portable fire extinguishers. Although we make reasonable efforts to obtain all the licenses and certifications that are required by countries in which we operate, there is always a risk that we may be found not to comply with certain required procedures. This risk grows with increased complexity and variance in regulations across the globe. Because the regulatory schemes vary by country, we may also be subject to regulations of which we are not presently aware and could be subject to sanctions by a foreign government that could materially and adversely affect our operations in the relevant country. For example, while our portable fire extinguishers are compliant with British safety standards, concerns have been raised by the Swedish and Danish authorities over whether they fulfill the requirements of the relevant European Union directive, which could result in our products being withdrawn from the market.

        Governments and their agencies have considerable discretion to determine whether regulations have been satisfied. They may also revoke or limit existing licenses and certifications or change the laws and regulations to which we are subject at any time. If our operations fail to obtain, experience delays in obtaining or lose a needed certification or approval, we may not be able to sell our products to our customers, expand into new geographic markets or expand into new product lines, which will ultimately have a material adverse effect on our business, financial position and results of operations. In addition, new or more stringent regulations, if imposed, could have an adverse effect on our results of operations because we may experience difficulty or incur significant costs in connection with compliance with them. Non-compliance with these regulations could result in administrative, civil, financial, criminal or other sanctions against us, which could have negative consequences on our business and financial position. Furthermore, as we begin to operate in new countries, we may need to obtain new licenses, certifications and approvals.

New and pending legislation or regulation of carbon dioxide and other greenhouse gas emissions may have a material adverse impact on our results of operations, financial condition and cash flows.

        Although we have a long-term strategy to improve our energy efficiency, our manufacturing processes, and the manufacturing processes of many of our suppliers and customers, are still energy intensive and use or generate, directly or indirectly, greenhouse gases, including carbon dioxide and sulphur hexafluoride. Political and scientific debates related to the impacts of emissions of carbon dioxide and other greenhouse gases on the global climate are ongoing. In recent years, new U.S. Environmental Protection Agency ("USEPA") rules, the European Union Emissions Trading Scheme and the CRC Energy Efficiency Scheme in the United Kingdom, each of which regulates greenhouse gas emissions from certain large industrial plants, have come into effect. While the ultimate impact of the new greenhouse gas emissions rules on our business is not yet known, it is possible that these new rules could have a material adverse effect on our results of operations and financial condition because of the costs of compliance. Additional regulation or legislation aimed at reducing carbon dioxide and greenhouse gas emissions, such as a "cap-and-trade program," is currently being considered, or has been adopted, by several states in the United States and globally. Such regulation or legislation, if adopted or enacted in a more demanding form, could also have a material adverse effect on our business, results of operations and financial condition.

Because of the nature and use of the products that we manufacture, we may in the future face large liability claims.

        We are subject to litigation in the ordinary course of our business, which could be costly to us and which may arise in the future. We are exposed to possible claims for personal injury, death or property damage, which could result from a failure of a product manufactured by us or of a product integrating one of our products. For example, improperly manufactured gas cylinders may explode because of their failure to contain gases at high pressure, which can cause substantial personal and property damage. We also supply many components into aerospace applications, where the potential for significant liability exposures necessitates additional insurance costs.

        Many factors beyond our control could lead to liability claims, including:

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  The failure of a product manufactured by a third party that incorporated components manufactured by us;

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  The reliability and skills of persons using our products or the products of our customers; and

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  The use by customers of materials or products that we produced for applications for which the material or product was not designed.

        If we cannot successfully defend ourselves against claims, we may incur substantial liabilities. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

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  Decreased demand for our products;

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  Reputational injury;

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  Initiation of investigation by regulators;

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  Costs to defend related litigation;

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  Diversion of management time and resources;

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  Compensatory damages and fines;

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  Product recalls, withdrawals or labeling, marketing or promotional restrictions;

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  Loss of revenue;

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  Exhaustion of any available insurance and our capital resources; and

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  A decline in our stock price.

        We could be required to pay a material amount if a claim is made against us that is not covered by insurance or otherwise subject to indemnification, or that exceeds the insurance coverage that we maintain. Moreover, we do not currently carry insurance to cover the expense of product liability recalls, and litigation involving significant product recalls or product liability could have a material adverse effect on our financial condition or results of operations.

Our businesses could suffer if we lose certain of our employees or cannot attract and retain qualified employees.

        We rely upon a number of key executives and employees, particularly Brian Purves, our Chief Executive, and other members of the executive management board. If these and certain other employees ceased to work for us, we would lose valuable expertise and industry experience and could become less profitable. In addition, future operating results depend in part upon our ability to attract and retain qualified engineering and technical personnel. As a result of intense competition for talent in the market, we cannot ensure that we will be able to continue to attract and retain such personnel. While our key employees are generally subject to non-competition agreements for a limited period of time following the end of their employment, if we were to lose the services of key executives or employees, it could have an adverse effect on operations, including our ability to maintain our technological position. We do not carry "key-man" insurance covering the loss of any of our executives or employees.

Any expansion or acquisition may prove risky.

        As part of our strategy, we have and may continue to supplement organic growth by acquiring companies or operations engaged in similar or complementary businesses. If the consummation of acquisitions and integration of acquired companies and businesses diverts too much management attention from the operations of our core businesses, operating results could suffer. Any acquisition made could be subject to a number of risks, including:

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  Failing to discover liabilities of the acquired company or business for which we may be responsible as a successor owner or operator, including environmental costs and liabilities;

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  Difficulties associated with the assimilation of the operations and personnel of the acquired company or business;

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  The loss of key personnel in the acquired company or business; and

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  A negative impact on our financial statements resulting from an impairment of acquired intangible assets, the creation of provisions or write-downs.

        We cannot ensure that every acquisition will ultimately provide the benefits originally anticipated.

        We also face certain challenges as a result of organic growth. For example, in order to grow while maintaining or decreasing per unit costs, we will need to improve efficiency, effectively manage operations and employees and hire enough qualified technical personnel. We may not be able to adequately meet these challenges. Any failure to do so could result in costs increasing more rapidly than any growth in sales, thus resulting in lower operating income from which to finance operations and indebtedness. In addition, we may need to borrow money to complete acquisitions or finance organic growth, which will increase our debt service requirements. There can be no assurance that we will be able to do so in the future on favorable terms or at all.

We could suffer a material interruption in our operations as a result of unforeseen events or operating hazards.

        Our production facilities are located in a number of different locations throughout the world. Any of our facilities could suffer an interruption in production, either at separate times or at the same time, because of various and unavoidable occurrences, such as severe weather events (e.g., hurricanes, floods and earthquakes), from casualty events (e.g., explosions, fires or material equipment breakdown), from acts of terrorism, from pandemic disease, from labor disruptions or from other events (e.g., required maintenance shutdowns). For example, we incurred an estimated $0.3 million cost for roof repairs following storm damage at our Madison, Illinois plant, and our operations in California are subject to risks related to earthquakes. In addition, some of our products are highly flammable, and there is a risk of fire inherent in their production process. For example, in 2010, two furnaces were destroyed in a fire at our Madison, Illinois plant. Certain residents of the area near the plant recently filed claims against us in relation to damages allegedly resulting from the fire, and we have responded to these claims. In addition, the Illinois Attorney General filed a complaint against us in 2010 in relation to the incident that we have been responding to since then. Such hazards could cause personal injury or death, serious damage to or destruction of property and equipment, suspension of operations, substantial damage to the environment and/or reputational harm. This risk is particularly high in the production of fine magnesium powders, which are highly flammable and explosive in certain forms. Similar disruptions in the operations of our suppliers could materially affect our business and operations. Although we carry certain levels of business interruption insurance, the coverage on certain catastrophic events or natural disasters, including earthquakes, a failure of energy supplies and certain other events, is limited, and it is possible that the occurrence of such events may have a significant adverse impact on our business and, as a result, on our cash flows.

Employee strikes and other labor-related disruptions may adversely affect our operations.

        Our business depends on a large number of employees who are members of various trade union organizations. Strikes or labor disputes with our employees may adversely affect our ability to conduct business. We cannot assure you that there will not be any strike, lock-out or material labor dispute in the future. Work interruptions or stoppages could have a material adverse effect on our business, results of operations and financial condition.

We could incur future liability claims arising from previous businesses now closed or sold.

        We previously operated Baco Contracts, a building cladding contracting business, and although now closed, the warranties on several of the business' contracts have many years remaining, thereby exposing us to potential liabilities.

As a holding company, our main source of cash is distributions from our operating subsidiaries.

        We, Luxfer Holdings PLC, conduct all of our operations through our subsidiaries. Accordingly, our main cash source is dividends from these subsidiaries. The ability of each subsidiary to make distributions depends on the funds that a subsidiary has from its operations in excess of the funds necessary for its operations, obligations or other business plans. Since our subsidiaries are wholly-owned by us, our claims will generally rank junior to all other obligations of the subsidiaries. If our operating subsidiaries are unable to make distributions, our growth may slow after the proceeds of this offering are exhausted, unless we are able to obtain additional debt or equity financing. In the event of a subsidiary's liquidation, there may not be assets sufficient for us to recoup our investment in the subsidiary.

Our failure to perform under purchase or sale contracts could result in the payment of penalties to customers or suppliers, which could have a negative impact on our results of operations or financial condition.

        A failure to perform under purchase or sale contracts could result in the payment of penalties to suppliers or customers, which could have a negative impact on our results of operations or financial condition. Certain contracts with suppliers may also obligate us to purchase a minimum product volume (clauses known as "take or pay") or contracts with customers may impose firm commitments for the delivery of certain quantities of products within certain time periods. The risk of incurring liability under a "take-or-pay" supply contract would be increased during an economic crisis, which would increase the likelihood of a sharp drop in demand for our products.

We could be adversely affected by violations of the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

        The U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making or, in the case of the U.K. Bribery Act, receiving, improper payments to, or from, government officials or, in the case of the U.K. Bribery Act, third parties, for the purpose of obtaining or retaining business. Failing to prevent bribery is also an offence under the U.K. Bribery Act. Our policies mandate compliance with these laws. Despite our compliance program, we cannot assure you that our internal control policies and procedures will always protect us from reckless, negligent or improper acts committed by our employees or agents. The costs of complying with these laws or violations of these laws, or allegations of such violations, could have a negative impact on our business, results of operations and reputation.

We have a significant amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants, make payments on our indebtedness, pay dividends and respond to changes in our business or take certain actions.

        As of December 31, 2011, we had approximately $133 million of indebtedness on a consolidated basis under our Term Loan, Revolving Credit Facility and senior secured notes due 2018 (the "Loan Notes due 2018"), all of which was secured debt.

        Our indebtedness could have important consequences to you. For example, it could make it more difficult for us to satisfy obligations with respect to indebtedness, and any failure to comply with the obligations of any of our debt instruments, including financial and other restrictive covenants, could result in an event of default under agreements governing our indebtedness. Further, our indebtedness could require us to dedicate a substantial portion of available cash flow to pay principal and interest on our outstanding debt, which would reduce the funds available for working capital, capital expenditures, dividends, acquisitions and other general corporate purposes. Our indebtedness could also limit our ability to operate our business, including the ability to engage in strategic transactions or implement business strategies. Factors related to our indebtedness could materially and adversely affect our business and our results of operations. Furthermore, our interest expense could increase if interest rates rise because certain portions of our debt bear interest at floating rates. If we do not have sufficient cash flow to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.

        In addition, the agreements that govern the terms of our indebtedness contain, and any future indebtedness would likely contain, a number of restrictive covenants imposing significant operating and financial restrictions on us, including restrictions that may limit our ability to engage in acts that may be in our long-term best interests, including:

  •
  Incur or guarantee additional indebtedness;

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  Pay dividends (including to fund cash interest payments at different entity levels), or make redemptions, repurchases or distributions, with respect to ordinary shares or capital stock;

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  Create or incur certain security interests;

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  Make certain loans or investments;

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  Engage in mergers, acquisitions, amalgamations, asset sales and sale and leaseback transactions; and

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  Engage in transactions with affiliates.

        These restrictive covenants are subject to a number of qualifications and exceptions. The operating and financial restrictions and covenants in our existing debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities.

        We may be able to incur significant additional indebtedness in the future. Although the agreements governing our indebtedness contain restrictions on the incurrence of certain additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. If we incur new indebtedness, the related risks, including those described above, could intensify.

Risks related to the ADSs and this offering

As a new investor, you will experience substantial dilution as a result of this offering.

        The public offering price per ADS will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, if you purchase ADSs in this offering at an assumed public offering price of $13.00, which is the midpoint of the price range set forth on the cover of this prospectus, you will incur immediate dilution of $8.60 per ADS as of June 30, 2012. For further information regarding the dilution resulting from this offering, please see the section entitled "Dilution." In addition, you may experience further dilution to the extent that additional ordinary shares are issued upon exercise of outstanding options. This dilution is due in large part to the fact that our earlier investors paid substantially less than the assumed initial public offering price when they purchased their ordinary shares. In addition, if the underwriters exercise the overallotment option, you will experience additional dilution.

There is no established trading market for the ADSs or ordinary shares.

        This offering constitutes our initial public offering of ADSs, and no public market for the ADSs or ordinary shares currently exists. We have applied to list the ADSs on the New York Stock Exchange, and we expect our ADSs to be quoted on the New York Stock Exchange, subject to completion of customary procedures in the United States. Any delay in the commencement of trading of the ADSs on the New York Stock Exchange would impair the liquidity of the market for the ADSs and make it more difficult for holders to sell the ADSs.

        If the ADSs are listed on the New York Stock Exchange and quoted on the New York Stock Exchange, there can be no assurance that an active trading market for the ADSs will develop or be sustained after this offering is completed. The initial offering price has been determined by negotiations among the selling shareholders, the lead underwriters and us. Among the factors considered in determining the initial offering price were our future prospects and the prospects of our industry in general, our revenue, net income and certain other financial and operating information in recent periods, and the financial ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. However, there can be no assurance that following this offering the ADSs will trade at a price equal to or greater than the offering price.

        In addition, the market price of the ADSs may be volatile. The factors below may have a material adverse effect on the market price of the ADSs:

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  Fluctuations in our results of operations;

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  Negative publicity;

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  Changes in stock market analyst recommendations regarding our company, the sectors in which we operate, the securities market generally and conditions in the financial markets;

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  Regulatory developments affecting our industry;

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  Announcements of studies and reports relating to our products or those of our competitors;

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  Changes in economic performance or market valuations of our competitors;

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  Actual or anticipated fluctuations in our quarterly results;

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  Conditions in the industries in which we operate;

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  Announcements by us or our competitors of new products, acquisitions, strategic relations, joint ventures or capital commitments;

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  Additions to or departures of our key executives and employees;

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  Fluctuations of exchange rates;

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  Release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

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  Sales or perceived sales of additional shares of the ADSs.

        During recent years, securities markets in the United States and worldwide have experienced significant volatility in prices and trading volumes. This volatility could have a material adverse effect on the market price of the ADSs, irrespective of our results of operations and financial condition.

Substantial future sales of the ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

        Additional sales of our ordinary shares or ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. Upon completion of this offering, we will have 13,103,613 ordinary shares outstanding. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the U.S. Securities Act of 1933 (the "Securities Act"). A limited number of ordinary shares will be available for sale shortly after this offering since they are not subject to existing contractual and legal restrictions on resale. The remaining ordinary shares outstanding after this offering will be available for sale upon the expiration of a lock-up period, which we expect will expire 180 days after the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of the ADSs could decline.

The concentration of our share ownership upon the completion of this offering will likely limit your ability to influence corporate matters.

        We anticipate that our directors, members of our executive management board and significant shareholders will together beneficially own approximately 56% of our ordinary shares outstanding after this offering. As a result, these shareholders, acting together, could have control over matters that require approval by our shareholders, including the election of directors and approval of certain corporate actions. Corporate action might be taken even if other shareholders, including those who purchase ADSs in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

Our management will have broad discretion over the use and investment of the net proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

        You will not have the opportunity, as part of your investment decision, to assess whether we use the net proceeds appropriately. Our management will have considerable discretion in the application of the net proceeds from this offering. We intend to use the proceeds from this offering (i) to repay the entire amount outstanding under our Term Loan, which was $46.6 million as of June 30, 2012 and (ii) for other general corporate purposes. The net proceeds received by us from this offering may be used in acquisitions or investments that do not produce income or which lose value, or could be applied in other ways that do not improve our operating results or increase the value of your investment in the ADSs.

Our ability to pay regular dividends on our ordinary shares is subject to the discretion of our board of directors and will depend on many factors, including our results of operations, cash requirements, financial condition, contractual restrictions, applicable laws and other factors, and may be limited by our structure and statutory restrictions and restrictions imposed by the Revolving Credit Facility, Term Loan and Loan Notes due 2018 as well as any future agreements.

        Following completion of this offering, we intend to declare cash dividends on our ordinary shares as described in "Dividends and Dividend Policy." However, the payment of future dividends will be at the discretion of our board of directors. Any recommendation by our board to pay dividends will depend on many factors, including our results of operations, cash requirements, financial condition, contractual restrictions, applicable laws and other factors. In addition, our Revolving Credit Facility, Term Loan and Loan Notes due 2018 limit our ability to pay dividends or make other distributions on our shares, and in the future we may become subject to debt instruments or other agreements that further limit our ability to pay dividends. Under English law, any payment of dividends would be subject to the Companies Act 2006 of England and Wales (the "Companies Act"), which requires, among other things, that we can only pay dividends on ordinary shares out of profits available for distribution determined in accordance with the Companies Act. Accordingly, the sale of ADSs after any price appreciation might be the only way to generate cash flow from your investment. Additionally, any change in the level of our dividends or the suspension of the payment thereof could adversely affect the market price of our ADSs.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

        Except as described in this prospectus, holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by the ADSs on an individual basis. Holders of the ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

        The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary may decide that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is illegal or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on the transfer of your ADSs.

        Your ADSs, which may be evidenced by American depositary receipts ("ADRs"), are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the Securities and Exchange Commission than a U.S. company. This may limit the information available to holders of the ADSs.

        We are a "foreign private issuer," as defined in the Securities and Exchange Commission's ("SEC") rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

As a foreign private issuer, we are not subject to certain New York Stock Exchange corporate governance rules applicable to U.S. listed companies.

        We rely on a provision in the New York Stock Exchange's Listed Company Manual that allows us to follow English corporate law and the Companies Act with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the New York Stock Exchange.

        For example, we are exempt from New York Stock Exchange regulations that require a listed U.S. company, among other things, to:

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  Have a majority of the board of directors consist of independent directors;

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  Require non-management directors to meet on a regular basis without management present;

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  Establish a nominating and compensation committee composed entirely of independent directors, although recently proposed SEC rules will likely require us to establish an independent compensation committee in the near future;

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  Adopt and disclose a code of business conduct and ethics for directors, officers and employees; and

  •
  Promptly disclose any waivers of the code for directors or executive officers that should address certain specified items.

        In accordance with our New York Stock Exchange listing, our Audit Committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and Rule 10A-3 of the Exchange Act, both of which are also applicable to New York Stock Exchange-listed U.S. companies. Because we are a foreign private issuer, however, our Audit Committee is not subject to additional New York Stock Exchange requirements applicable to listed U.S. companies, including:

  •
  An affirmative determination that all members of the Audit Committee are "independent," using more stringent criteria than those applicable to us as a foreign private issuer;

  •
  The adoption of a written charter specifying, among other things, the audit committee's purpose and including an annual performance evaluation; and

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  The review of an auditor's report describing internal quality-control issues and procedures and all relationships between the auditor and us.

        Furthermore, the New York Stock Exchange's Listed Company Manual requires listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of common stock.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

        We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act, and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2013. There is a risk that we will lose our foreign private issuer status.

        In the future, we would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of June 30, 2012, 45.7% of our assets were located in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. generally accepted accounting principles and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may, therefore, be adversely impacted.

        We will be subject to reporting obligations under U.S. securities laws. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Our management and our independent registered public accounting firm will be required to report on the effectiveness of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act, in preparation for which we will need to perform system and process evaluation and testing of our internal controls over financial reporting.

        Prior to this offering, we have been an unlisted public company with a limited number of accounting personnel and other resources with which to address our internal controls and procedures. In connection with the offering, we have been implementing a number of measures to improve our internal control over financial reporting in order to obtain reasonable assurance regarding the reliability of our financial statements. Although we have not, using our current procedures, identified any material weaknesses or significant deficiencies relating to our internal controls over financial reporting, we have not yet fully implemented a system of internal controls over financial reporting that complies with the requirements of Section 404 of the Sarbanes-Oxley Act. We do not currently have a full-time internal audit function.

        We intend to implement measures to improve our internal controls over financial reporting to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely implement, and maintain the adequacy of, our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of the ADSs or ordinary shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

        Finally, on April 5, 2012, President Obama signed into law the Jumpstart Our Business Startups Act (the "JOBS Act"). The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We are an "emerging growth company," as defined in the JOBS Act and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including an exemption from the requirement to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will remain an emerging growth company up to the last day of the fifth fiscal year following the date of the offering, although (i) if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31; (ii) if our annual gross revenues are $1 billion or more during any fiscal year before that time, we would cease to be an emerging growth company as of the last day of such fiscal year; and (iii) if during any three-year period before that time we issue an aggregate of over $1 billion in non-convertible debt, we would cease to be an emerging growth company upon the date of such issuance.

We will incur significant increased costs as a result of operating as a company whose shares are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

        As a company whose ADSs will be publicly traded in the United States, we will incur significant legal, accounting, insurance and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, Dodd Frank Wall Street Reform, Consumer Protection Act and related rules implemented by the SEC and the New York Stock Exchange, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

U.S. investors may have difficulty enforcing civil liabilities against our company, our directors or members of senior management and the experts named in this prospectus.

        A number of our directors and members of senior management, those of certain of our subsidiaries and the experts named in this prospectus are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Cleary Gottlieb Steen & Hamilton LLP, our English solicitors, has also advised us that there is doubt as to whether English courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

        We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the Companies Act, and, upon adoption, by our Amended Articles. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See "Description of Share Capital—Differences in Corporate Law" for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders' rights and protections.

Presentation of Financial and Other Information

Financial Statements

        Our consolidated financial statements as of December 31, 2011 and 2010 and for each of the years ended December 31, 2011, 2010 and 2009 have been audited, as stated in the report appearing herein, and are included in this prospectus and referred to as our audited consolidated financial statements. Our consolidated financial statements as of June 30, 2012 and June 30, 2011 and for the six month periods ended June 30, 2012 and June 30, 2011 are unaudited, and are included in this prospectus and referred to as our unaudited interim financial statements. We have prepared these financial statements and other financial data included herein in accordance with IFRS-IASB for those periods.

Market Share and Other Information

        Statements we make in this prospectus concerning our market position are not based on independent, public reports or data. Instead, such statements are based on internal company analyses that we believe are reliable. While we are not aware of any misstatements regarding any industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the "Risk Factors" section in this prospectus.

Trademarks

        We have proprietary rights to trademarks used in this prospectus, which are important to our business. We have omitted the "®" and "™" designations for certain trademarks, but nonetheless reserve all rights to them. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its respective holder.

Terms

        In this prospectus, unless the context otherwise requires, the terms:

  •
  "billet" means ingots cast into a round form suitable for processing on an extrusion press.

  •
  "extrusions" mean lengths of aluminum or magnesium of constant cross-section formed by squeezing heated billets through a steel die. The cross-section can be a complex profile, tube, rod or bar.

  •
  "ingot" means a metal that is cast into a shape suitable for further processing.

  •
  "Luxfer," the "Group," the "company," "we," "us" and "our" refer to Luxfer Holdings PLC and its consolidated subsidiaries.

  •
  "primary aluminum" means aluminum, usually in ingot form, that has been produced from alumina in a smelting process; also known as "virgin" aluminum.

  •
  "primary magnesium" means magnesium, usually in ingot form, produced from ore in a smelting process, or electrolytically from salt water.

  •
  "U.S. dollar" or "$" means the legal currency of the United States.

  •
  "western world" means all countries in the world except those in Asia.

  •
  "zirconium compounds" mean reactive zirconium chemicals and chemically-derived oxides manufactured from zircon sand.

Forward-Looking Statements

        This prospectus contains estimates and forward-looking statements, principally in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Some of the matters discussed concerning our operations and financial performance include estimates and forward-looking statements within the meaning of the Securities Act and the Exchange Act.

        These forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by, these forward-looking statements. These forward-looking statements are based on assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause those differences include, but are not limited to:

  •
  future revenues being lower than expected;

  •
  increasing competitive pressures in the industry;

  •
  general economic conditions or conditions affecting demand for the services offered by us in the markets in which it operates, both domestically and internationally, being less favorable than expected;

  •
  the significant amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein;

  •
  contractual restrictions on the ability of Luxfer Holdings PLC to receive dividends or loans from certain of its subsidiaries;

  •
  fluctuations in the price of raw materials and utilities;

  •
  currency fluctuations and hedging risks;

  •
  worldwide economic and business conditions and conditions in the industries in which we operate;

  •
  relationships with our customers and suppliers;

  •
  increased competition from other companies in the industries in which we operate;

  •
  changing technology;

  •
  claims for personal injury, death or property damage arising from the use of products produced by us;

  •
  the occurrence of accidents or other interruptions to our production processes;

  •
  changes in our business strategy or development plans, and our expected level of capital expenditures;

  •
  our ability to attract and retain qualified personnel;

  •
  regulatory, environmental, legislative and judicial developments;

  •
  our intention to pay dividends; and

  •
  factors that are not known to us at this time.

        Additional factors that could cause actual results, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results to differ materially include, but are not limited to, those discussed under "Risk Factors." Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this prospectus not to occur. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only at the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

Use of Proceeds

        We expect to receive total estimated net proceeds from this offering of approximately $73.0 million, based on the midpoint of the range set forth on the cover page of this prospectus, or $80.3 million if the underwriters exercise the overallotment option in full, in each case after deducting estimated underwriting discounts and estimated expenses of the offering payable by us. Each $1.00 increase (decrease) in the public offering price per ADS would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and offering expenses, by approximately $6.0 million (assuming no exercise of the overallotment option by the underwriters). We will not receive any proceeds from the sale of ADSs by the selling shareholders.

        We intend to use the net proceeds of this offering received by us (i) to repay the entire amount outstanding under our Term Loan, which was $46.6 million as of June 30, 2012 and (ii) for other general corporate purposes.

        Loans drawn under our Term Loan are repayable in full on or before May 6, 2015. Our indebtedness under the Term Loan bears interest at EURIBOR, in the case of amounts drawn in euros, or LIBOR, in the case of amounts drawn in pound sterling or U.S. dollars, plus an applicable margin that is set at 2.5% per annum until June 15, 2012 and then every quarter end thereafter at between 1.75% and 2.75% per annum depending on Luxfer Holdings PLC's net debt to EBITDA ratio plus mandatory costs (if any).

        The amount of net proceeds devoted to the foregoing uses may vary from these amounts, and we may devote some or all of the net proceeds of the offering to other uses as a result of changing business conditions or other developments subsequent to the offering. See "Risk Factors—Risks related to the ADSs and this offering—Our management will have broad discretion over the use and investment of the net proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment."

        See "Capitalization" for information on the impact of the net proceeds of this offering on our financial condition.

Capitalization

        The following table presents our cash and cash equivalents and consolidated capitalization as of June 30, 2012:

  •
  on an actual basis derived from our unaudited interim financial statements; and

  •
  on an as adjusted basis to give effect to (i) the sale by us of 6,400,000 ADSs in this offering at an offering price of $13.00 per ADS (the midpoint of the range set forth on the cover page of this prospectus), after deduction of the underwriting discount and estimated offering expenses payable by us in connection with this offering and assuming no exercise of the overallotment option by the underwriters and (ii) the repayment of the entire outstanding amount under our Term Loan, assuming the outstanding amount of $46.6 million as of June 30, 2012. We have shown the net proceeds of the offering after repayment of the outstanding amount under our Term Loan in the line items cash and short term deposits and total equity pending the application of such proceeds by us.

        The following table does not give effect to the interim dividend declared in July 2012 or the quarterly dividends we intend to declare following the offering. See "Dividends and Dividend Policy." You should read this table in conjunction with our financial statements and the related notes and with the sections entitled "Selected Consolidated Financial Data," "Unaudited Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus.

	As of June 30, 2012
	Actual	As Adjusted
	(in $ millions) (unaudited)
Cash and short term deposits	$32.9	$59.3

Current bank and other loans:
Term Loan(3)	3.1	—
Revolving Credit Facility	—	—
Non-current bank and other loans:
Loan Notes due 2018	63.5	63.5
Term Loan(3)	41.9	—
Revolving Credit Facility	(0.6)	(0.6)

Total non-current bank and other loans(1)(2)(3)	104.8	62.9

Equity:
Ordinary share capital(4)	19.6	24.7
Deferred share capital	150.9	150.9
Share premium account(5)	—	67.9
Retained earnings(3)	277.2	275.6
Own shares held by ESOP	(0.6)	(0.6)
Hedging reserve	(0.1)	(0.1)
Translation reserve	(32.0)	(32.0)
Merger reserve(6)	(333.8)	(333.8)

Total equity	81.2	152.6

Total capitalization	$186.0	$215.5

(1)
No third party has guaranteed any of our debt. The amounts shown for our Loan Notes due 2018, Term Loan and Revolving Credit Facility are net of deferred finance costs.

(2)
Our Loan Notes due 2018, Term Loan and Revolving Credit Facility are secured.

(3)
The as adjusted column reflects the repayment of the full amount drawn on the Term Loan of $46.6 million as of June 30, 2012. In addition, the as adjusted column reflects the deferred finance costs relating to the Term Loan of $1.6 million being recorded against retained earnings.

(4)
The as adjusted ordinary share capital of $24.7 million reflects the increase for the issuance and sale by us of 6,400,000 ADSs pursuant to this initial public offering based on a nominal value of £1 per ordinary share ($1.6 per ordinary share at the assumed exchange rate of £1: $1.60). The adjusted ordinary share capital does not reflect (i) any future grants under the proposed Long-Term Umbrella Incentive Plan, Non-Executive Directors Equity Incentive Plan or any other employee share incentive plans we adopt, which will represent up to a maximum of 10% of our outstanding share capital following this offering or (ii) the proposed award by us to non-executive directors and certain of our key executives in connection with this offering of standalone grants of options to buy ADSs representing in the aggregate up to a maximum of 3% of our outstanding share capital following this offering.

(5)
The as adjusted share premium account of $67.9 million includes the premium arising from the issuance and sale by us of 6,400,000 ADSs pursuant to this offering based on the initial public offering price of $13.00 per ADS (the midpoint of the range set forth on the cover page of this prospectus) (total premium of $78.1 million) after deduction of the underwriting discount and estimated offering expenses payable by us in connection with the offering of new ADSs of $10.2 million.

(6)
The merger reserve relates to the recapitalization of the original Luxfer Group Limited in April 1999 (the "1999 Recapitalization"). See "Note 18—Reserves" to our audited consolidated financial statements.

        A $1.00 increase or decrease in the assumed initial public offering price per ADS would increase or decrease as adjusted total equity and total capitalization by approximately $6.0 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Unaudited Pro Forma Financial Data

        The following unaudited pro forma financial data presents our pro forma unaudited consolidated statements of income data for the year ended December 31, 2011 and the six-month period ended June 30, 2012. The pro forma consolidated statement of income data for these periods is presented showing adjustments for (1) the sale by us of ADSs pursuant to this offering and (2) the application of the estimated net proceeds from this offering to repay $46.6 million of indebtedness as if this offering and the repayment of such amount of indebtedness had occurred on January 1, 2011.

        This financial data should be read in conjunction with our unaudited interim financial statements and the related notes, our audited consolidated financial statements and the related notes, "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" included in this prospectus.

Pro Forma Consolidated Statement of Income Data

  Year Ended December 31, 2011

	Year Ended December 31, 2011		Year Ended December 31, 2011
		Pro Forma Adjustments(1)(2)(3)
	Historical		Pro Forma
	(in $ millions, except share and per share data)
	(audited)	(unaudited)	(unaudited)
Revenue:
Elektron	$287.5	—	$287.5
Gas Cylinders	223.3	—	223.3

Total revenue from continuing operations	$510.8	—	$510.8
Cost of sales	(390.4)	—	(390.4)

Gross profit	120.4	—	120.4
Other income/(costs)	2.0	—	2.0
Distribution costs	(7.3)	—	(7.3)
Administrative expenses	(48.9)	—	(48.9)
Share of start-up costs of joint venture	(0.2)	—	(0.2)

Trading profit	$66.0	—	$66.0
Restructuring and other income (expense)(4)	0.2	—	0.2

Operating profit	$66.2	—	$66.2
Disposal costs of intellectual property(4)	(0.2)	—	(0.2)
Exceptional gain on Senior Note exchange	—	—	—
Finance income:
Interest received	0.2	—	0.2
Finance costs:
Interest costs(5)	(9.2)	2.3	(6.9)
Preference share dividend	—	—	—

Profit on operations before taxation	$57.0	$2.3	$59.3
Tax expense(6)	(13.6)	(0.6)	(14.2)

Profit after taxation on continuing operations	43.4	1.7	45.1
Loss from discontinued activities	—	—	—

Profit for the period and year	$43.4	$1.7	$45.1

Profit for the period and year attributable to controlling interests	$43.4	$1.7	$45.1
Profit for the period and year attributable to non controlling interest	—	—	—
Profit from continuing and discontinued operations per ordinary share(7)(8):
Basic	$4.39		$3.76
Diluted	$4.35		$3.73
Profit from continuing operations per ordinary share(7)(8):
Basic	$4.39		$3.76
Diluted	$4.35		$3.73
Weighted average ordinary shares outstanding(7)(8):
Basic	9,884,145	2,109,181	11,993,326
Diluted	9,980,055	2,109,181	12,089,236

(1)
Assumes that the following transactions had occurred on January 1, 2011: (a) the issuance and sale by us of 6,400,000 ADSs (representing 3,200,000 ordinary shares) pursuant to this offering based on the initial public offering price of $13.00 per ADS (the midpoint of the range set forth on the cover page of this prospectus), raising $73.0 million of net proceeds after deducting estimated underwriting discounts and offering expenses of $10.2 million and assuming no exercise of the overallotment option by the underwriters and (b) the repayment of $46.6 million of indebtedness with the proceeds from (a) above, which for the purposes of this pro forma financial data is assumed to be a part repayment in the amount of $46.6 million of the Senior Notes due 2012 that were redeemed on June 15, 2011 rather than the repayment of the Term Loan as described under "Use of Proceeds" for the period January 1, 2011 to June 15, 2011 and the repayment of the Term Loan of $46.6 million for the period June 15, 2011 to December 31, 2011. The Term Loan was entered into as part of a refinancing that closed on June 15, 2011, and its proceeds were used towards the redemption of the Senior Notes due 2012. The pro forma adjustments do not reflect (i) any future grants under the proposed Long-Term Umbrella Incentive Plan, Non-Executive Directors Equity Incentive Plan or any other employee share incentive plans we adopt, which will represent up to a maximum of 10% of our outstanding share capital following this offering or (ii) the proposed award by us to non-executive directors and certain of our key executives in connection with this offering of standalone grants of options to buy ADSs representing in the aggregate up to a maximum of 3% of our outstanding share capital following this offering.

(2)
The pro forma financial data does not include the potential beneficial effects of any investment income received on any surplus proceeds from the initial public offering, nor reduced interest costs from the use of surplus proceeds to reduce any outstanding drawings under the Revolving Credit Facility.

(3)
As of December 31, 2011, following the June 15, 2011 refinancing, deferred finance costs relating to the Term Loan of $1.8 million have been included on the historical balance sheet under "current bank and other loans" and "non-current bank and other loans." On repayment of the full amount of the Term Loan as described in (1) above, the deferred costs of $1.8 million will be charged to our consolidated income statement.

(4)
For further information, see "Note 5—Other income (expense) items" to our audited consolidated financial statements.

(5)
Reflects an effective interest rate on the Senior Notes due 2012 for the period January 1, 2011 to June 15, 2011 of 6.5525%, which was based on six-month LIBOR plus a margin of 5.5%. The pro forma effect of repaying $46.6 million of the Senior Notes due 2012 during this period was to reduce interest costs by $1.4 million. In addition, the repayment of the Term Loan of $46.6 million for the period June 15, 2011 to December 31, 2011 was to reduce further interest costs by $0.9 million, reflecting an effective interest rate of 3.2570%.

(6)
Assumes an effective tax rate of 23.9% for the year ended December 31, 2011 for the related income tax effect. The effective tax rate of 23.9% was our historic effective tax rate during the year ended December 31, 2011.

(7)
For further information, see "Note 10—Earnings per share" to our audited consolidated financial statements. We calculate earnings per share in accordance with IAS 33. Basic earnings per share is calculated based on the weighted average ordinary shares outstanding for the period presented. The weighted average of ordinary shares outstanding is calculated by time-apportioning the shares outstanding during the year. For the purpose of calculating diluted earnings per share, the weighted average ordinary shares outstanding during the period presented has been adjusted for the dilutive effect of all share options granted to employees. In calculating the diluted weighted average ordinary shares outstanding, there are no shares that have not been included for anti-dilution reasons.

(8)
With respect to the pro forma earnings per share data, the pro forma adjustment to the weighted average ordinary shares outstanding represents the number of ordinary shares that would need to be issued to raise sufficient proceeds to repay $46.6 million of indebtedness. The proceeds required to repay $46.6 million of indebtedness would be $54.8 million before deducting related underwriting discounts and offering expenses of $8.2 million, and would therefore require 4,218,362 ADSs (or 2,109,181 ordinary shares) based on the initial public offering price of $13.00 per ADS (or $26.00 per ordinary share), which is the midpoint of the range set forth on the cover page of this prospectus.

  Six Months Ended June 30, 2012

	Six Months Ended June 30, 2012		Six Months Ended June 30, 2012
		Pro Forma Adjustments(1)(2)(3)
	Historical		Pro Forma
	(in $ millions, except share and per share data)
	(unaudited)	(unaudited)	(unaudited)
Revenue:
Elektron	$149.0	—	$149.0
Gas Cylinders	118.1	—	118.1

Total revenue from continuing operations	$267.1	—	$267.1
Cost of sales	(201.9)	—	(201.9)

Gross profit	65.2	—	65.2
Distribution costs	(3.4)	—	(3.4)
Administrative expenses	(25.5)	—	(25.5)

Trading profit	$36.3	—	$36.3
Restructuring and other income (expense)	—	—	—

Operating profit	$36.3	—	$36.3
Disposal costs of intellectual property(4)	(0.1)	—	(0.1)
Finance costs:
Interest costs(5)	(3.6)	0.7	(2.9)

Profit on operations before taxation	$32.6	0.7	$33.3
Tax expense(6)	(10.6)	(0.2)	(10.8)

Profit after taxation on continuing operations	22.0	0.5	22.5
Loss from discontinued activities	—	—	—

Profit for the period and year	$22.0	0.5	$22.5

Profit for the period and year attributable to controlling interests	$22.0	$0.5	$22.5
Profit for the period and year attributable to non controlling interest	—	—	—
Profit from continuing and discontinued operations per ordinary share(7)(8):
Basic	$2.23		$1.88
Diluted	$2.21		$1.86
Profit from continuing operations per ordinary share(7)(8):
Basic	$2.23		$1.88
Diluted	$2.21		$1.86
Weighted average ordinary shares outstanding(7)(8):
Basic	9,885,526	2,109,181	11,994,707
Diluted	9,971,836	2,109,181	12,081,017

(1)
Assumes that the following transactions had occurred on January 1, 2011: (a) the issuance and sale by us of 6,400,000 ADSs (representing 3,200,000 ordinary shares) pursuant to this offering based on the initial public offering price of $13.00 per ADS (the midpoint of the range set forth on the cover page of this prospectus), raising $73.0 million of net proceeds after deducting estimated underwriting discounts and offering expenses of $10.2 million and assuming no exercise of the overallotment option by the underwriters and (b) the repayment of $46.6 million of indebtedness with the proceeds from (a) above, which for the purposes of this pro forma financial data is assumed to be the repayment of the Term Loan of $46.6 million. The pro forma adjustments do not reflect (i) any future grants under the proposed Long-Term Umbrella Incentive Plan, Non-Executive Directors Equity Incentive Plan or any other employee share incentive plans we adopt, which will represent up to a maximum of 10% of our outstanding share capital following this offering or (ii) the proposed award by us to non-executive directors and certain of our key executives in connection with this offering of standalone grants of options to buy ADSs representing in the aggregate up to a maximum of 3% of our outstanding share capital following this offering.

(2)
The pro forma financial data does not include the potential beneficial effects of any investment income received on any surplus proceeds from the initial public offering, nor reduced interest costs from use of surplus proceeds to reduce any outstanding drawings under the Revolving Credit Facility.

(3)
As of June 30, 2012, following the June 15, 2011 refinancing, deferred finance costs relating to the Term Loan of $1.6 million have been included on the historical balance sheet under "current bank and other loans" and "non-current bank and other loans." On repayment of the full amount of the Term Loan as described in (1) above, the deferred costs of $1.6 million will be charged to our consolidated income statement.

(4)
For further information, see "Note 4—Other income (expense) items" to our unaudited interim financial statements.

(5)
The pro forma effect of repaying the Term Loan of $46.6 million for the period January 1, 2012 to June 30, 2012 was to reduce interest costs by $0.7 million, reflecting an effective interest rate of 3.1491%.

(6)
Assumes an effective tax rate of 32.5% for the six months ended June 30, 2012 for the related income tax effect. The effective tax rate of 32.5% was our historic effective tax rate during the six months ended June 30, 2012.

(7)
For further information, see "Note 5—Earnings per share" to our unaudited interim consolidated financial statements. We calculate earnings per share in accordance with IAS 33. Basic earnings per share is calculated based on the weighted average ordinary shares outstanding for the period presented. The weighted average of ordinary shares outstanding is calculated by time-apportioning the shares outstanding during the year. For the purpose of calculating diluted earnings per share, the weighted average ordinary shares outstanding during the period presented has been adjusted for the dilutive effect of all share options granted to employees. In calculating the diluted weighted average ordinary shares outstanding, there are no shares that have not been included for anti-dilution reasons.

(8)
With respect to the pro forma earnings per share data, the pro forma adjustment to the weighted average ordinary shares outstanding represents the number of ordinary shares that would need to be issued to raise sufficient proceeds to repay $46.6 million of indebtedness. The proceeds required to repay $46.6 million of indebtedness would be $54.8 million before deducting related underwriting discounts and offering expenses of $8.2 million, and would therefore require 4,218,362 ADSs (or 2,109,181 ordinary shares) based on the initial public offering price of $13.00 per ADS (or $26.00 per ordinary share), which is the midpoint of the range set forth on the cover page of this prospectus.

Dilution

        If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share underlying our ADSs is substantially in excess of the net tangible book value per ordinary share. Our net tangible book value as of June 30, 2012 was approximately $4.44 per ordinary share and $2.22 per ADS. Net tangible book value per share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        Without taking into account any other changes in such net tangible book value after June 30, 2012, other than to give effect to our sale of ADSs offered in this offering at the assumed initial public offering price of $13.00 per ADS after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of June 30, 2012 would have been $8.81 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or $4.40 per ADS. This represents an immediate increase in net tangible book value of $4.36 per ordinary share, or $2.18 per ADS, to existing shareholders and an immediate dilution in net tangible book value of $17.19 per ordinary share, or $8.60 per ADS, to purchasers of ADSs in this offering. The following table presents this dilution to new investors purchasing ADSs in the offering:

As of June 30, 2012
(per ADS) (in $)
(unaudited)
Initial public offering price	$13.00
Net tangible book value as of June 30, 2012	2.22
Increase in net tangible book value attributable to new investors	2.18
As adjusted net tangible book value immediately after the offering	4.40
Dilution to new investors	8.60

        Each $1.00 increase (decrease) in an assumed public offering price of $13.00 per ADS after deducting underwriting discounts and commissions and estimated offering expenses payable by us would increase (decrease) the net tangible book value after this offering by $0.45 per ordinary share and $0.23 per ADS assuming no exercise of the overallotment option granted to the underwriters and the dilution to investors in the offering by $1.55 per ordinary share and $0.77 per ADS.

        The following table summarizes, on a pro forma basis as of June 30, 2012, the differences between the shareholders as of June 30, 2012 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid to us and the average price per ordinary share paid at an assumed initial public offering price of $13.00 per ADS before deducting underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include 1,200,000 ADSs issuable pursuant to the exercise of the overallotment option granted to the underwriters.

	Ordinary Shares Purchased
			Total Consideration
					Average Price Per Ordinary Share	Average Price Per ADS
	Number	%	Amount	%
	(In thousands, except percentages and per share data) (unaudited)
Existing shareholders	9,904	76%	$19,411	19%	$1.96	$0.98
New investors	3,200	24%	$83,200	81%	$26.00	$13.00

Total	13,104	100%	$102,611	100%	$7.83	$3.92

        Sales by the selling shareholders in this offering will reduce the number of ordinary shares held by existing shareholders to 9,103,613, or approximately 69%, and will increase the number of ordinary shares to be purchased by new investors to 4,000,000, or approximately 31%, of the total ordinary shares outstanding after the offering.

        Each $1.00 increase (decrease) in the assumed public offering price of $13.00 per ADS would increase (decrease) total consideration paid by new investors, average price per ordinary share and per ADS paid by all shareholders by $6.4 million, $0.49 per ordinary share and $0.24 per ADS, respectively, assuming sale of 6,400,000 ADSs by us at an assumed initial public offering price of $13.00 per ADS before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        The share information above:

  •
  includes 18,087 ordinary shares expected to be transferred from the ESOP upon exercise of options to purchase ordinary shares concurrent with or prior to this offering;

  •
  excludes, following the exercise of options to purchase ordinary shares concurrent with or prior to this offering, the remaining 96,387 ordinary shares issued to and held by the ESOP as of the consummation of this offering, which are reserved to satisfy options to purchase 68,223 ordinary shares granted under our Option Plan;

  •
  does not give effect to (i) any future grants under the proposed Long-Term Umbrella Incentive Plan, Non-Executive Directors Equity Incentive Plan or any other employee share incentive plans we adopt, which will represent up to a maximum of 10% of our outstanding share capital following this offering or (ii) the proposed award by us to non-executive directors and certain of our key executives in connection with this offering of standalone grants of options to buy ADSs representing in the aggregate up to a maximum of 3% of our outstanding share capital following this offering; and

  •
  includes 800,000 restricted ordinary shares subject to the terms of our MIP.

        See "Management—Compensation."

Exchange Rates

        Fluctuations in the exchange rate between the pound and the U.S. dollar will affect the U.S. dollar amounts received by owners of the ADSs on conversion of dividends, if any, paid in pounds on the ordinary shares and will affect the U.S. dollar price of the ADSs on the New York Stock Exchange. The table below shows the average and high and low exchange rates of U.S. dollars per pound for the periods shown. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the U.S. dollar on the last business day of each month during the relevant year indicated or the six month period ended June 30, 2012 or each business day during the relevant month indicated. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of our audited consolidated financial statements included in this prospectus and other financial data appearing in this prospectus.

	Noon Buying Rate
	Period End	Average(1)	High	Low
Period:
2007	1.9843	2.0073	2.1104	1.9235
2008	1.4619	1.8424	2.0311	1.4395
2009	1.6167	1.4499	1.6977	1.3658
2010	1.5392	1.5415	1.6370	1.4344
2011	1.5537	1.6105	1.6691	1.5358
Six months ended June 30, 2012	1.5686	1.5834	1.6239	1.5301
Month:
January 2012	1.5754	1.5524	1.5754	1.5301
February 2012	1.5951	1.5804	1.5951	1.5677
March 2012	1.5985	1.5824	1.5985	1.5615
April 2012	1.6225	1.6000	1.6239	1.5822
May 2012	1.5405	1.5924	1.6221	1.5405
June 2012	1.5686	1.5556	1.5750	1.5355
July 2012	1.5686	1.5593	1.5728	1.5425
August 2012	1.5864	1.5722	1.5882	1.5500

(1)
The average of the noon buying rate for pounds on the last day of each full month during the relevant year or the six month period ended June 30, 2012 or each business day during the relevant month.

Selected Consolidated Financial Data

        The following selected consolidated financial data of Luxfer as of June 30, 2012 and 2011 and for the six month periods ended June 30, 2012 and 2011 have been derived from our unaudited interim financial statements and the related notes appearing elsewhere in this prospectus, which have been prepared in accordance with IFRS-IASB. The following selected consolidated financial data of Luxfer as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus, which have also been prepared in accordance with IFRS-IASB. The following summary consolidated financial data of Luxfer as of December 31, 2009 have been derived from our audited consolidated financial statements and the related notes, which have also been prepared in accordance with IFRS-IASB and are not included in this prospectus. The following selected consolidated financial data as of December 31, 2008 and 2007 and for the years ended December 31, 2008 and 2007 have been derived from our audited consolidated financial statements and the related notes, which have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union ("IFRS-EU") and are not included in this prospectus. There are no differences, applicable to Luxfer, between IFRS-IASB and IFRS-EU for any of the periods presented that were prepared in accordance with IFRS-EU. Our historical results are not necessarily indicative of results to be expected for future periods.

        This financial data should be read in conjunction with our unaudited interim financial statements and the related notes, our audited consolidated financial statements and the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" included in this prospectus.

Consolidated Statement of Income Data

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(in $ millions, except share and per share data) (unaudited)		(in $ millions, except share and per share data) (audited)
Revenue:
Elektron	$149.0	$133.3	$287.5	$203.5	$184.8	$241.5	$209.4
Gas Cylinders	118.1	110.4	223.3	199.2	186.5	234.4	217.4

Total revenue from continuing operations	$267.1	$243.7	$510.8	$402.7	$371.3	$475.9	$426.8
Cost of sales	(201.9)	(185.8)	(390.4)	(305.1)	(295.7)	(381.8)	(344.6)

Gross profit	65.2	57.9	120.4	97.6	75.6	94.1	82.2
Other income	—	0.8	2.0	0.1	0.1	0.5	0.2
Distribution costs	(3.4)	(4.2)	(7.3)	(7.4)	(6.8)	(8.3)	(7.9)
Administrative expenses	(25.5)	(24.1)	(48.9)	(44.5)	(40.4)	(44.4)	(39.2)
Share of start-up costs of joint venture	—	(0.1)	(0.2)	(0.1)	(0.1)	—	—

Trading profit	$36.3	$30.3	$66.0	$45.7	$28.4	$41.9	$35.3
Restructuring and other income (expense)(1)	—	—	0.2	(0.8)	(1.1)	(3.2)	(12.7)

Operating profit	$36.3	$30.3	$66.2	$44.9	$27.3	$38.7	$22.6
Acquisition costs(1)	—	—	—	—	(0.5)	—	—
Disposal costs of intellectual property(1)	(0.1)	(0.1)	(0.2)	(0.4)	—	—	—
Exceptional gain on Senior Note exchange	—	—	—	—	—	—	109.7
Finance income:
Interest received	—	0.1	0.2	0.2	0.2	0.3	0.1
Gain on purchase of own debt(1)	—	—	—	0.5	—	—	—
Finance costs:
Interest costs	(3.6)	(4.8)	(9.2)	(9.6)	(11.8)	(17.7)	(21.0)
Preference share dividend	—	—	—	—	—	—	(1.1)

Profit on operations before taxation	$32.6	$25.5	$57.0	$35.6	$15.2	$21.3	$110.3
Tax expense	(10.6)	(7.5)	(13.6)	(9.9)	(5.7)	(8.2)	(5.2)

Profit after taxation on continuing operations	22.0	18.0	43.4	25.7	9.5	13.1	105.1
Loss from discontinued activities(2)	—	—	—	—	—	—	(3.8)

Profit for the period and year	$22.0	$18.0	$43.4	$25.7	$9.5	$13.1	$101.3

Profit for the period and year attributable to controlling interests	$22.0	$18.0	$43.4	$25.7	$9.5	$12.9	$101.3
Profit for the period and year attributable to non controlling interest	—	—	—	—	—	0.2	—
Profit from continuing and discontinued operations per ordinary share(3):
Basic	$2.23	$1.82	$4.39	$2.61	$0.97	$1.31	$11.31
Diluted	$2.21	$1.81	$4.35	$2.59	$0.96	$1.30	$11.22
Profit from continuing operations per ordinary share(3):
Basic	$2.23	$1.82	$4.39	$2.61	$0.97	$1.31	$11.73
Diluted	$2.21	$1.81	$4.35	$2.59	$0.96	$1.30	$11.64
Weighted average ordinary shares outstanding(3):
Basic	9,885,526	9,884,026	9,884,145	9,851,204	9,824,326	9,824,326	8,959,585
Diluted	9,971,836	9,951,926	9,980,055	9,919,104	9,894,726	9,894,726	9,029,985

Consolidated Balance Sheet Data

	As of June 30,		As of December 31,
	2012	2011	2011	2010	2009	2008	2007
	(in $ millions) (unaudited)		(in $ millions) (audited)
Total assets	$353.8	$337.3	$364.3	$296.6	$273.7	$298.8	$320.4
Total liabilities	272.6	249.7	299.5	231.4	238.0	264.8	275.6
Total equity	81.2	87.6	64.8	65.2	35.7	34.0	44.8
Cash and short term deposits	32.9	20.9	22.2	10.3	2.9	2.9	4.4
Non-current bank and other loans	104.8	146.4	129.4	—	10.1	—	—
Senior Loan Notes due 2012	—	—	—	106.3	115.8	104.7	141.7
Current bank and other loans	3.1	1.6	3.1	9.6	—	39.3	48.9

Consolidated Other Data

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(in $ millions) (unaudited)		(in $ millions) (audited)
Adjusted EBITDA(4)	$43.5	$37.4	$80.5	$59.6	$42.2	$56.6	$49.8
Trading profit(5):
Elektron	$28.8	$24.2	54.1	33.5	23.3	28.4	29.2
Gas Cylinders	7.5	6.1	11.9	12.2	5.1	13.5	6.1
Purchase of property, plant and equipment	5.8	5.8	21.2	15.9	12.5	20.9	19.3

(1)
For further information, see "Note 5—Other income (expense) items" to our audited consolidated financial statements and "Note 4—Other income (expense) items" to our unaudited interim financial statements.

(2)
In December 2007, we agreed to sell our BA Tubes manufacturing operation. The sale was completed in January 2008. See "Our History and Recent Corporate Transactions—Acquisitions and Dispositions."

(3)
For further information, see "Note 10—Earnings per share" to our audited consolidated financial statements and "Note 5—Earnings per share" to our unaudited interim financial statements. We calculate earnings per share in accordance with IAS 33. Basic earnings per share is calculated based on the weighted average ordinary shares outstanding for the period presented. The weighted average of ordinary shares outstanding is calculated by time-apportioning the shares outstanding during the year. For the purpose of calculating diluted earnings per share, the weighted average ordinary shares outstanding during the period presented has been adjusted for the dilutive effect of all share options granted to employees. In calculating the diluted weighted average ordinary shares outstanding, there are no shares that have not been included for anti-dilution reasons.

(4)
Adjusted EBITDA consists of profit for the period and year before tax expense, interest costs, gain on purchase of own debt, interest received, acquisition costs, disposal costs of intellectual property, redundancy and restructuring costs, income and costs relating to demolition of vacant property, non-trade legal and professional costs, past service credit on retirement benefit obligations, depreciation and amortization and loss on disposal of property, plant and equipment. Depreciation and amortization amounts include impairments to fixed assets, and they are reflected in our financial statements as increases in accumulated depreciation or amortization. We prepare and present Adjusted EBITDA to eliminate the effect of items that we do not consider indicative of our core operating performance. Management believes that Adjusted EBITDA is a key performance indicator used by the investment community and that the presentation of Adjusted EBITDA will enhance an investor's understanding of our results of operations. However, Adjusted EBITDA should not be considered in isolation by investors as an alternative to profit for the period and year, as an indicator of our operating performance or as a measure of our profitability. Adjusted EBITDA is not a measure of financial performance under IFRS-IASB, may not be indicative of historic operating results and is not meant to be predictive of potential future results. Adjusted EBITDA measures presented herein may not be comparable to other similarly titled measures of other companies. While Adjusted EBITDA is not a measure of financial performance under IFRS-IASB, the Adjusted EBITDA amounts presented have been computed using IFRS-IASB amounts.

      The following table presents a reconciliation of Adjusted EBITDA to profit for the period and year, the most comparable IFRS-IASB measure, for each of the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(in $ millions) (unaudited)		(in $ millions) (audited)
Profit for the period and year	$22.0	$18.0	$43.4	$25.7	$9.5	$13.1	$101.3
Discontinued activities	—	—	—	—	—	—	3.8
Tax expense	10.6	7.5	13.6	9.9	5.7	8.2	5.2
Interest costs	3.6	4.8	9.2	9.6	11.8	17.7	21.0
Preference share dividend	—	—	—	—	—	—	1.1
Gain on purchase of own debt(a)	—	—	—	(0.5)	—	—	—
Interest received	—	(0.1)	(0.2)	(0.2)	(0.2)	(0.3)	(0.1)
Exceptional gain on senior note exchange	—	—	—	—	—	—	(109.7)
Acquisition costs(a)	—	—	—	—	0.5	—	—
Disposal costs of intellectual property(a)	0.1	0.1	0.2	0.4	—	—	—
Loss on disposal of business	—	—	—	—	—	—	—

Operating profit	$36.3	$30.3	$66.2	$44.9	$27.3	$38.7	$22.6
Redundancy and restructuring costs(a)	—	—	—	0.2	1.1	2.0	7.6
Income and costs relating to demolition of vacant property(a)	—	—	—	0.6	—	—	—
Provision for environmental costs	—	—	—	—	—	0.3	2.0
Non trade legal and professional costs	—	—	1.4	—	—	—	—
Past service credit on retirement benefit obligations(a)	—	—	(1.6)	—	—	—	—
Depreciation and amortization	7.2	7.1	14.5	13.8	13.7	14.7	14.5
Loss on disposal of property, plant and equipment	—	—	—	0.1	0.1	0.9	3.1

Adjusted EBITDA	$43.5	$37.4	$80.5	$59.6	$42.2	$56.6	$49.8

(a)
For further information, see "Note 5—Other income (expense) items" to our audited consolidated financial statements and "Note 4—Other income (expense) items" to our unaudited interim financial statements.
(5)
Trading profit is defined as operating profit before restructuring and other income (expense). Trading profit is the "segment profit" performance measure used by our chief operating decision maker as required under IFRS 8 for divisional segmental analysis. See "Note 2—Revenue and segmental analysis" to our unaudited interim financial statements and our audited consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

        The following discussion of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data," our audited consolidated financial statements and accompanying notes and our unaudited interim financial statements and accompanying notes appearing elsewhere in this prospectus. Our audited consolidated financial statements and unaudited interim financial statements have been prepared in accordance with IFRS-IASB.

        The preparation of our audited consolidated financial statements and unaudited interim financial statements required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those identified under "Forward-Looking Statements" and "Risk Factors" and other factors discussed in this prospectus.

Overview

        We are a global materials technology company specializing in the design, manufacture and supply of high-performance materials, components and gas cylinders to customers in a broad range of growing end-markets. Our key end-markets are environmental technologies, healthcare technologies, protection and specialty technologies. Our customers include both end-users of our products and manufacturers that incorporate our products into their finished goods. Our products include specialty chemicals used as catalysts in automobile engines to remove noxious gases; corrosion, flame and heat-resistant magnesium alloys used in safety-critical, aerospace, automotive and defense applications; photo-sensitive plates used for embossing and gold-foiling in the luxury packaging and greetings card industries; high-pressure aluminum and composite gas cylinders used by patients with breathing difficulties for mobile oxygen therapy, by firefighters in breathing apparatus equipment and by manufacturers of vehicles that run on CNG; and metal panels that can be "superformed" into complex shapes to provide additional design freedom for a wide variety of industries, including aerospace, high-end automotive and rail transportation.

Key Factors Affecting our Results

        A number of factors have contributed to our results of operations during recent periods, including the effects of fluctuations in raw material prices, effects of fluctuations in foreign exchange rates, changes in market sector demand, our development of new products, the global nature of our operations, our ability to improve operating efficiencies and costs associated with our retirement benefit arrangements.

Raw Material Prices

        We are exposed to commodity price risks in relation to the purchases of our raw materials. The key raw materials we use include primary magnesium, zircon sand, zirconium oxychloride intermediates, rare earths and other metal and chemical inputs for the Elektron division and primary aluminum and carbon fiber for the Gas Cylinders division. The average prices of all of these raw materials have generally been increasing over the last five years, many of them substantially. We take certain actions to attempt to manage the impact of fluctuations in the prices of these commodities, including passing commodity prices through to certain customers through increasing prices and surcharges on certain products, entering into forward fixed purchase contracts and engaging in some hedging of aluminum prices. Changes in the prices of raw materials can nevertheless have a significant impact on our results of operations. For more information on the effect of commodity price movements on our results of operations, see "—Quantitative and Qualitative Disclosure about Market Risk—Effect of Commodity Price Movements on Results of Operations."

Exchange Rates

        As a result of our international operations, we are subject to risks associated with the fluctuations between different foreign currencies. This affects our consolidated financial statements and results of operations in various ways.

  •
  As part of our consolidation each period, we translate the financial statements of those entities in our group that have functional currencies other than U.S. dollars into U.S. dollars at the period-end exchange rates (in the case of the balance sheet amounts) and the average exchange rates for the period (in the case of income statement and cash flow amounts). The translated values in respect of each entity fluctuate over time with the movement of the exchange rate for the entity's functional currency against the U.S. dollar. We refer to this as the currency translation risk.

  •
  Our operating subsidiaries make purchases and sales denominated in a number of currencies, including currencies other than their respective functional currencies. To the extent that an entity makes purchases in a currency that appreciates against its functional currency, its cost basis expressed in its functional currency will increase, or decrease, if the other currency depreciates against its functional currency. Similarly, for sales in a currency other than the entity's functional currency, its revenues will increase to the extent that the other currency appreciates against the entity's functional currency and decrease to the extent that currency depreciates against the entity's functional currency. These movements can have a material effect on the gross profit margin of the entity concerned and on our consolidated gross profit margin. We refer to this as the currency transaction risk.

  •
  After a purchase or sale is completed, the currency transaction risk continues to affect foreign currency accounts payable and accounts receivable on the books of those entities that made purchases or sales in a foreign currency. These entities are required to remeasure these balances at market exchange rates at the end of each period.

  •
  To mitigate our exposure to currency transaction risk, we operate a policy of hedging all contracted commitments in foreign currency, and we also hedge a substantial portion of non-contracted forecast currency receipts and payments for up to twelve months forward.

        For more information on the effect of currency movement on our results of operations, see "—Quantitative and Qualitative Disclosure about Market Risk—Effect of Currency Movement on Results of Operations." We evaluate our results of operations on both an as-reported basis and a constant translation exchange rate basis. The constant translation exchange rate presentation is a non-IFRS-IASB financial measure, which excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations, consistent with how we evaluate our performance. We calculate constant translation exchange rate percentages by converting our prior-period local currency financial results using the current period foreign currency exchange rates and comparing these adjusted amounts to our current period reported results. This calculation may differ from similarly-titled measures used by others and, accordingly, the constant translation exchange rate presentation is not meant to be a substitution for recorded amounts presented in conformity with IFRS-IASB nor should such amounts be considered in isolation.

Demand in End-Markets

        Our sales are driven by demand in the major end-markets for our products, which are environmental technologies, healthcare technologies, protection technologies and specialty technologies.

  •
  In environmental technologies, we believe many of our products serve a growing need to protect the environment and conserve its resources. Increasing environmental regulation,

    "green" taxes and the increasing cost of fossil fuels are driving growth in this area and are expected to drive growth in the future. For example, our products are used to reduce weight in vehicles improving fuel efficiency, in catalytic converters in automotive engines, removing noxious gases and to remove heavy metals from drinking water and industrial effluent.

  •
  In healthcare technologies, we have a long history in the healthcare end-market, and see this as a major growth area through the introduction of new product technologies. Our products, among other applications, contain medical gases, are featured in medical equipment and are used in medical treatment. For example, our more recent innovations include the lightweight IOS medical oxygen delivery system featuring our patented L7X higher-strength aluminum alloy and carbon composite cylinders integrated with our patented SmartFlow valve-regulator technology.

  •
  In protection technologies, we offer a number of products that are used to protect individuals and property. Principal factors driving growth in this end-market include increasing societal expectations regarding the protection of individuals and armed forces personnel, tightening health and safety regulations and the significant cost of investing in and replacing technologically-advanced military property. Our products are used in the protection of emergency services personnel, the protection of military vehicles, aircraft and personnel. For example, we manufacture ultra-lightweight breathing-air cylinders that lighten the load on emergency services personnel working in dangerous environments.

  •
  In specialty technologies, our core technologies have enabled us to exploit various other niche and specialty markets and applications. Our products include photo-engraving plates and etching chemicals used to produce high-quality packaging, as well as cylinders used for high-purity gas applications, beverage dispensing and leisure applications such as paintball.

        Changes in the dynamics of any of these key end-markets could have a significant effect on our results of operations. For instance, governmental regulation, including government spending, may affect our results of operations in any of these end-markets. For a more detailed discussion of our key end-markets and the factors affecting our results of operations in each market, see "Business—Our Key End-Markets."

Product Development

        Part of our strategy is to increase our focus on high-performance value-added product lines and markets, and every year we make a major investment in product development. In collaboration with universities and our customers, we have developed a steady stream of new products in recent years. In the near-term, we plan to focus on maximizing the potential of the following products that we have already introduced into the market: large alternative fuel cylinders for CNG buses and trucks, industrial catalysts using our zirconia-based materials, L7X higher-pressure medical oxygen cylinders, superplastic magnesium and titanium sheet-based components and extruded magnesium alloy shapes.

Global Operations

        We are a global company with operations and customers around the world. In 2011, our sales to Europe (including the United Kingdom), North America and the rest of the world accounted for 37%, 41% and 22% of our revenues, respectively. In 2011, sales to Portugal, Italy, Ireland, Greece and Spain, included within our sales to Europe above, accounted for only 3.4% of our revenues. Changes in global economic conditions have impacted, and will continue to impact, demand for our products. The recession in 2008 and 2009 had a significant impact on our financial results, even though we remained profitable in each quarter through the recession. Further, our geographic diversity exposes us to a range of risks, such as compliance with different regulatory and legal regimes, exchange controls and regional economic conditions. See "Risk Factors—Risks relating to our operations—Our global operations expose us to economic conditions, political risks and specific regulations in the countries in which we operate which could have a material adverse impact on our business, financial condition and results of operations" for more information about potential risks we may face.

        We believe, however, that our geographic diversity also allows us to take advantage of opportunities arising in individual countries or regions. As a result of this diversity, demand for our products across the sectors in which we operate can vary depending on the economic health and demographic shifts of our geographic markets. These macro factors can have a significant effect on our financial results. For instance, aging populations in the world's developed economies, along with increasing awareness of the importance of good healthcare in emerging markets, are driving an increase in the use of various medical technologies and applications, creating a growth opportunity for us. Economic expansion in developing economies such as Brazil, Russia, India and China has created increased demand in areas such as auto-catalysis chemicals and gas cylinders.

Operating Efficiency

        Our management seeks to continue to improve long-term profitability and operating efficiencies to maintain our competitive position. These efforts include identifying operations whose costs are disproportionate to related revenues, especially operations with significant fixed costs that could negatively impact gross profit margin. In the past few years, in part due to the recession in 2008 and 2009, we have taken more aggressive rationalization measures. Initiatives have included automation projects, eliminating certain employee redundancies and undertaking temporary and permanent facility closings. The total charge for rationalization was $nil, $0.2 million and $1.1 million in 2011, 2010 and 2009, respectively.

Retirement Benefit Arrangements

        We operate defined benefit arrangements in the United Kingdom, the United States and France. The funding levels are determined by periodic actuarial valuations. Further, we also operate defined contribution plans in the United Kingdom, the United States and Australia. The assets of the plans are generally held in separate trustee administered funds. We incur costs related to these retirement benefit arrangements, which can vary from year to year depending on various factors such as interest rates, valuations, regulatory burdens, life expectancy and investment returns. The total charge we incurred for all retirement benefit arrangements was $2.1 million, $6.6 million and $7.8 million in 2011, 2010 and 2009, respectively.

Key Line Items

Revenue

        We generate revenue through sales of products that we have developed and manufactured for our customers. The main products that we sell are magnesium alloy powders, ingot, bar, extruded product, rolled plates and thin sheets, engraving plates, zirconium compounds in powder form, various forms of aluminum and carbon composite gas cylinders and superplastically-formed parts pressed using our vacuum pressing technology. We also generate revenue from designing and manufacturing special tools used with our superform presses to make the formed parts and from recycling magnesium alloy scrap for customers, along with sales of scrapped aluminum arising from the manufacture of gas cylinders. In general, for our magnesium and zirconium products, we charge our customers by weight sold, while for our gas cylinder and Superform products, we charge our customers by units and parts sold. For a description of our products, see "Business."

Cost of Sales

        Our cost of sales primarily consists of a complex set of materials, energy, water and steam, direct shop-floor labor costs, supervisory management costs at our manufacturing facilities, engineering and maintenance costs, depreciation of property, plant and equipment, factory rents, security costs, property taxes and factory consumables, including machinery oils and protective equipment for employees. For a description of the raw materials we use, see "—Key Factors Affecting Our Results—Raw Material Prices" and "Business—Suppliers and Raw Materials."

Distribution Costs

        As a global business, we transport and deliver our products to customers around the world. While some customers pay for their own transport, we can also organize the transportation through third parties. These distribution costs are recovered in the product price included in our revenue.

Administrative Expenses

        Our administrative expenses primarily consist of costs for staff working in sales, marketing, research and development, human resources, accounting, legal, information technology and general management. Administrative expenses also include sales commissions to agents, pension administration costs, legal costs, audit fees, directors' fees, taxation consultancy fees and other advisory costs. We also buy office consumables such as stationery, computer equipment and telecommunications equipment.

Restructuring and other income (expense)

        Our restructuring and other income (expense) primarily consist of items of income and expense, which, because of their one-off nature, merit separate presentation. In the past, these expenses have included costs related to redundancies, restructuring of manufacturing operations, demolition and environmental remediation, among others.

Other income (expense)

        Other income (expense) consists of costs related to corporate finance activities, including business acquisitions, disposals such as the sale of intellectual property and financing income and costs. Our finance costs consist of interest costs representing amounts accrued and paid on the outstanding balances under our indebtedness.

Results of Operations for the Six Months Ended June 30, 2012 and 2011

        The table below summarizes our consolidated results of operations for the six months ended June 30, 2012 and 2011, both in U.S. dollars and as a percentage of total revenue. For more detailed segment information, see "Note 2—Revenue and segmental analysis" to our unaudited interim financial statements.

	Six Months Ended June 30,
	2012		2011
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in $ millions) (unaudited)	(%)	(in $ millions) (unaudited)	(%)
Revenue	$267.1	100.0%	$243.7	100.0%
Cost of sales	(201.9)	(75.6)%	(185.8)	(76.2)%

Gross profit	65.2	24.4%	57.9	23.8%
Other income	—	—	0.8	0.3%
Distribution costs	(3.4)	(1.3)%	(4.2)	(1.7)%
Administrative expenses	(25.5)	(9.5)%	(24.1)	(9.9)%
Share of start-up costs of joint venture	—	—	(0.1)	(0.1)%

Trading profit(1)	$36.3	13.6%	$30.3	12.4%
Restructuring and other income (expense)	—	—	—	—

Operating profit	$36.3	13.6%	$30.3	12.4%
Other income (expense):
Disposal costs of intellectual property(2)	(0.1)	(0.0)%	(0.1)	(0.0)%
Finance income:
Interest received	—	—	0.1	0.1%
Finance costs:
Interest costs	(3.6)	(1.4)%	(4.8)	(2.0)%

Profit on operations before taxation	$32.6	12.2%	$25.5	10.5%
Tax expense	(10.6)	(4.0)%	(7.5)	(3.1)%

Profit for the period	$22.0	8.2%	$18.0	7.4%

(1)
Trading profit is the "segment profit" performance measure used by our chief operating decision maker as required under IFRS 8 for divisional segmental analysis. Management also believes that the presentation of group trading profit is useful to investors because it is a key performance indicator used by management to measure financial performance. Trading profit is defined as operating profit before restructuring and other income (expense). See "Note 2—Revenue and segmental analysis" to our unaudited interim financial statements. There were no restructuring and other expenses or income in the period and so no reconciling differences.

(2)
For further information, see "Note 4—Other income (expense) items" to our unaudited interim financial statements included elsewhere in this prospectus.

Six Months Ended June 30, 2012 Compared to Six Months Ended June 30, 2011

        Revenue.    Our revenue from continuing operations was $267.1 million in the first six months of 2012, an increase of $23.4 million from $243.7 million in the first six months of 2011. The increase included an additional $6.5 million of revenue, excluding the adverse impact of exchange rate translation differences of $0.3 million, from the Elektron division in relation to surcharges for rare earth costs. In the first six months of 2011, the rare earth surcharge was $24.7 million. During 2011, as the cost of rare earths increased, the surcharge we levied to recover these higher costs rose as well, peaking at $28.0 million for the third quarter of 2011. In late 2011, as the cost of rare earths began to fall, the level of the surcharge we levied was also reduced, and the surcharge we levied in the first and second quarter of 2012 was $20.4 and $10.5 million, respectively. Excluding this surcharge and the impact of exchange rate translation (a $4.8 million loss on revenue attributable to a stronger average U.S. dollar rate used to translate revenues from operations outside the United States), the increase in revenue at constant translation exchange rates was $21.7 million or 10.1%. This increase was due to increased sales volumes combined with changes in sales mix and pricing across a range of major market sectors, which is explained below in more detail by division.

Analysis of revenue variances from first six months of 2011 to first six months of 2012 for continuing operations

	Elektron	Gas Cylinders	Group
	(in $ millions)
	(unaudited)
First six months of 2011 revenue—as reported under IFRS-IASB	$133.3	$110.4	$243.7
FX Translation impact—on non-U.S. operating results	(2.7)	(2.1)	(4.8)

First six months of 2011 revenue—adjusted for FX translation	$130.6	$108.3	$238.9
Trading variances for ongoing operations—first six months of 2012 v first six months of 2011	18.4	9.8	28.2

First six months of 2012 revenue—as reported under IFRS-IASB	$149.0	$118.1	$267.1

        The above table shows the change in each division's revenue between the first six months of 2012 and the first six months of 2011. It separates the impact of changes in average exchange rates on non-U.S. operations when translated into U.S. dollar consolidated results. The following discussion provides an explanation of our increase in revenue by division.

  Elektron

        The Elektron division's revenue was $149.0 million in the first six months of 2012, an increase of $15.7 million from $133.3 million in the first six months of 2011. The adverse impact of exchange rate translation differences was $2.7 million. There was a $6.5 million increase in relation to higher rare earth surcharges in the first six months of 2012 as compared to the first six months of 2011. Revenue (excluding the rare earth surcharges) increased by an additional $11.9 million, or 11.2%, as a result of favorable underlying trading variances helped by achieving higher sales prices and a favorable change in sales mix, along with growth in some newer product areas. Zirconium underlying revenue grew 13.0% and magnesium revenue by 10.0%. The revenue growth was driven by new business in areas of zirconium-based industrial catalysts and specialty ceramic applications and higher demand for our light-weight magnesium alloys and high-performance powders.

        While total volume measured by tonnage of zirconium and magnesium products sold across the division was slightly down in the first six months of 2012 compared to the first six months of 2011, the change in sales mix contributed to the increase in revenue. Higher sales volume of industrial catalysts and ceramic oxides replaced some automotive catalysis sales. Also, higher sales volume of the more specialist magnesium alloys and powders replaced lower grade commercial alloys and powders.

  Gas Cylinders

        The Gas Cylinder division's revenue was $118.1 million in the first six months of 2012, an increase of $7.7 million from $110.4 million in the first six months of 2011. Excluding a $2.1 million adverse impact of exchange rate translation, revenue grew by $9.8 million, or 9.0%. This growth was driven by higher gas cylinders revenue, which grew by 11.0%. Superform revenue in the first six months of 2012 was equal to the revenue in the first six months of 2011.

        In some traditional aluminum cylinder markets we have focused on improving our sales mix, shifting sales from lower-priced sectors to more niche area applications. In the medical market, our focus continued to be on growing sales of the higher-pressure L7X aluminum cylinders, with some change in our sales mix moving away from lower-pressure small cylinders. These strategies improved the margins we achieved for a similar number of cylinder sales, and enabled better utilization of production capacity.

        Sales volumes of our composite cylinders increased significantly in the first six months of 2012 compared to the first six months of 2011. The healthcare sector proved to be a strong area of growth, with increased sales of composite medical cylinders. This included more than doubling the sales of our patented L7X composite cylinders in Europe, when compared to the first six months of 2011. Demand has been helped by the finalization of U.K. National Health Service tenders in the fourth quarter of 2011 to supply the homecare oxygen market, and we have won cylinder supply contracts with all the newly-appointed U.K. home oxygen service providers. In the first six months of 2012, we completed our largest order to date for cylinders used in gas transportation modules. Superform sales volumes of formed components showed modest growth in the first six months of 2012 compared to the first six months of 2011, mainly as a result of increased demand from the civil aerospace sector in the United States, although sales to the European automotive and rail markets were lower.

        Cost of Sales.    Our cost of sales was $201.9 million in the first six months of 2012, an increase of $16.1 million from $185.8 million in the first six months of 2011. Excluding a $4.1 million translation gain on cost of sales of non-U.S. operations, cost of sales increased $20.2 million, or 11%, from the first six months of 2011. The main reason for the increase was higher rare earth and other material costs and the higher sales volumes in the first six months of 2012 when compared to the first six months of 2011.

        Gross Profit.    Gross profit was $65.2 million in the first six months of 2012, an increase of $7.3 million from $57.9 million in the first six months of 2011. Overall gross profit margin increased slightly to 24.4% in the first six months of 2012 from 23.8% in the first six months of 2011, which was mainly a result of the favorable sales mix changes achieved in the period.

        Distribution Costs.    Distribution costs were $3.4 million in the first six months of 2012, a decrease of $0.8 million, or 19%, from $4.2 million in the first six months of 2011. The decrease is mainly attributable to the change in mix of sales in the first six months of 2012 compared to the first six months of 2011.

        Administrative Expenses.    Our administrative expenses were $25.5 million in the first six months of 2012, an increase of $1.4 million, or 5.8%, from $24.1 million in the first six months of 2011. The translation to U.S. dollars of costs from our non-U.S. operations at weaker exchange rates decreased the costs by $0.4 million. The other increase in costs of $1.8 million was due to higher retirement benefit costs, increased spending on new product marketing, research and development and other general inflationary increases.

        Share of start-up costs of joint venture.    Our gas cylinders joint venture in India broke-even in the first six months of 2012, compared to incurring start up costs of $0.1 million for the first six months of 2011. The operation is currently in a start up phase and remains small compared to our other cylinder operations.

        Operating and Trading Profit.    Our operating profit was $36.3 million in the first six months of 2012, an increase of $6.0 million, or 19.8%, from $30.3 million in the first six months of 2011. Trading profit was $36.3 million in the first six months of 2012, an increase of $6.0 million, or 19.8%, from $30.3 million in the first six months of 2011.

Analysis of trading profit and operating profit variances from first six months of 2011 to first six months of 2012 for continuing operations

	Elektron Trading Profit	Gas Cylinders Trading Profit	Group Trading Profit	Restructuring and other income (expense)	Group Operating Profit
	(in $ millions)
	(unaudited)
First six months of 2011—as reported under IFRS-IASB	$24.2	$6.1	$30.3	—	$30.3
FX Translation impact—on non-U.S. operating results	(0.2)	—	(0.2)	—	(0.2)

First six months of 2011—adjusted for FX translation	$24.0	$6.1	$30.1	—	$30.1
Trading variances for ongoing operations—first six months of 2012 v first six months of 2011	4.8	1.4	6.2	—	6.2

First six months of 2012—as reported under IFRS-IASB	$28.8	$7.5	$36.3	—	$36.3

        The above table shows the change in each division's trading profit, group trading profit and operating profit between the first six months of 2012 and the first six months of 2011. The table also provides a reconciliation of group trading profit to group operating profit. The table separates the impact of changes in average exchange rates on non-U.S. operations when translated into U.S. dollar consolidated results.

        Translating our non-U.S. operations into U.S. dollars resulted in a decrease of $0.2 million in both our trading profit and operating profit in the first six months of 2012. This decrease represented 3.3% of the change in both trading profit and operating profit for the first six months of 2012. At constant exchange rates, both trading profit and operating profit increased by $6.2 million, or 20.6%.

        Higher sales volumes, a better sales pricing mix of our products, as explained above under our discussion of revenue, and a favorable impact from our increases in sales prices had a positive impact of $12.5 million on our trading profit and operating profit in the first six months of 2012 when compared to the first six months of 2011.

        We had a number of cost changes that together resulted in reducing the increase in trading profit and operating profit by a net $6.3 million in the first six months of 2012. Such cost changes were as follows:

  •
  There was $1.5 million of higher accounting charges for our defined benefit plans in the first six months of 2012, as a result of a higher deficit position at the start of the financial year.

  •
  The overall impact of foreign exchange transaction rates on sales and purchases in the first six months of 2012 compared to the first six months of 2011 was a negative $0.2 million, net of the benefit of utilizing foreign currency derivative contracts.

  •
  Employment and other costs increased by a net $4.6 million in the first six months of 2012, reflecting additional costs in product development, maintenance and general inflationary increases of our operations. There were also higher accruals for profit related bonuses across our business due to significantly improved profits.

        The segment trading profit results by division are further explained in more detail below:

  Elektron

        The Elektron division's trading profit of $28.8 million in the first six months of 2012 was an increase of $4.6 million, or 19.0%, from $24.2 million in the first six months of 2011. Changes in exchange rates used to translate segment profit into U.S. dollars led to a $0.2 million decrease in the first six months of 2012. Profits at constant exchange rates therefore increased by $4.8 million, or 20%.

        The main contributing factor in the higher trading profit was the underlying growth in revenue as explained in the revenue analysis above. Underlying trading performance in sales revenue increased profits by $7.9 million. The cost of magnesium in the first six months of 2012 was slightly lower than the first six months of 2011, while the cost of zirconium raw materials was significantly higher due to the increased rare earth and other material costs in the first six months of 2012 compared to the first six months of 2011. The scale of the rare earth increases required that we levy a surcharge on our customers, reviewed quarterly, to prevent any negative impact on the profit and loss account. We also implemented price increases to cover other inflationary costs, including other raw material costs, maintenance and employment costs. These actions enabled the business to maintain its profit margin.

        For the first six months of 2012, the foreign exchange transaction rates on sales and purchases had a negative impact of $0.2 million, net of the benefit of utilizing foreign currency exchange derivative contracts, compared to the first six months of 2011.

        The increase in retirement benefit charges cost allocated to the Elektron division was $1.0 million in the first six months of 2012. The allocation for the Elektron division was more than the allocation for the Gas Cylinders division because the former had more members in the relevant plans.

        Other costs increased by a net $1.9 million, which include increased expenditures on research and development, maintenance, bonus provisions and general inflationary pressures.

  Gas Cylinders

        The Gas Cylinders division's trading profit of $7.5 million in the first six months of 2012 represents an increase of $1.4 million, or 23.0%, from $6.1 million in the first six months of 2011.

        Increased sales volumes together with increased selling prices and an improved sales mix offset an increase in raw material prices, such as carbon fiber. The net impact of these factors was to increase trading profit by $4.6 million.

        The division's allocation of the higher retirement benefit charges was $0.5 million in the first six months of 2012. The allocation for the Gas Cylinders division was less than the allocation for the Elektron division because the former had fewer members in the relevant plans.

        Other costs increased by a net $2.7 million, which include increased expenditures on research and development and maintenance, a small increase in bad debts and other general inflationary pressures.

        Finance costs—interest costs.    The finance costs of $3.6 million that we incurred in the first six months of 2012 decreased from $4.8 million in the first six months of 2011. This was a result of the lower cost of the new finance facilities secured in June 2011 and the falling level of net debt.

        The finance costs we incurred in the first six months of 2012 included $2.8 million of interest payable on our new financing facilities, $0.3 million of interest payable on our Revolving Credit Facility and $0.5 million of amortization relating to finance costs. The finance costs that we incurred in the first six months of 2011 included $3.3 million of interest payable on our Senior Notes due 2012, $0.5 million of interest payable on our former revolving credit facility (the "Previous Credit Facility"), $0.7 million of amortization related to historic finance costs and $0.3 million interest payable on our new financing facilities.

        Taxation.    In the first six months of 2012, our tax expense was $10.6 million on profit before tax of $32.6 million. The effective tax rate was 32.5%. Of the charge of $10.6 million, $7.4 million related to current cash taxes payable (an effective rate of 22.7%) and $3.2 million was a deferred taxation charge (an effective rate of 9.8%).

        In the first six months of 2011, our tax expense was $7.5 million on profit before tax of $25.5 million. The effective tax rate was 29.4%. Of the charge of $7.5 million, $6.0 million related to current taxes payable (an effective rate of 23.5%) and $1.5 million was a deferred taxation charge (an effective rate of 5.9%).

        The level of current tax payable, which results in an obligation to pay taxes in the current or following year, is suppressed due to the high proportion of profits being generated by U.K. operations, which have a lower corporation tax rate than most other jurisdictions we operate in. Current tax payable is also reduced by certain expenses that are allowable for U.K. tax purposes, and these include "tax deductible" cash contributions to the U.K. retirement benefit plan, R&D tax credits and utilization of excess capital allowances. These allowances do result in a non-cash based deferred tax charge, which has increased the overall IFRS effective rate of tax for the period to 32.5% from 29.4% and the deferred tax effective rate from 5.9% to 9.8%.

        Profit for the period.    As a result of the above factors, our profit in the first six months of 2012 was $22.0 million, an increase of $4.0 million, or 22.2%, from $18.0 million in the first six months of 2011. Based on the continued strong profit performance, our Board of Directors declared an interim dividend for the first six months of 2012 of £0.25 per £1 ordinary share ($0.39 per ordinary share at an exchange rate of $1.56:£1), totaling $3.9 million. The interim dividend was paid on August 10, 2012.

Results of Operations for the Years Ended December 31, 2011, 2010 and 2009

        The table below summarizes our consolidated results of operations for the years ended December 31, 2011, 2010 and 2009, both in U.S. dollars and as a percentage of total revenue. For more detailed segment information, see "Note 2—Revenue and Segmental Analysis" to our audited consolidated financial statements.

	Year Ended December 31,
	2011		2010		2009
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in $ millions) (audited)	(%)	(in $ millions) (audited)	(%)	(in $ millions) (audited)	(%)
Revenue	$510.8	100.0%	$402.7	100.0%	$371.3	100.0%
Cost of sales	(390.4)	(76.4)%	(305.1)	(75.8)%	(295.7)	(79.6)%

Gross profit	120.4	23.6%	97.6	24.2%	75.6	20.4%
Other income	2.0	0.4%	0.1	0.0%	0.1	0.0%
Distribution costs	(7.3)	(1.4)%	(7.4)	(1.8)%	(6.8)	(1.8)%
Administrative expenses	(48.9)	(9.6)%	(44.5)	(11.1)%	(40.4)	(10.9)%
Share of start-up costs of joint venture	(0.2)	(0.0)%	(0.1)	(0.0)%	(0.1)	(0.0)%

Trading profit(1)	$66.0	13.0%	$45.7	11.3%	$28.4	7.7%
Restructuring and other expense(2)	0.2	0.0%	(0.8)	(0.2)%	(1.1)	(0.3)%

Operating profit	$66.2	13.0%	$44.9	11.1%	$27.3	7.4%
Other income (expense):
Acquisition Costs(2)	—	—	—	—	(0.5)	(0.1)%
Disposal costs of intellectual property(2)	(0.2)	(0.0)%	(0.4)	(0.1)%	—	—

Finance income:
Interest received	$0.2	0.0%	$0.2	0.1%	$0.2	0.1%
Gain on purchase of own debt(2)	—	—	0.5	0.1%	—	—
Finance costs:
Interest costs	(9.2)	(1.8)%	(9.6)	(2.4)%	(11.8)	(3.2)%

Profit on operations before taxation	$57.0	11.2%	$35.6	8.8%	$15.2	4.1%
Tax expense	(13.6)	(2.7)%	(9.9)	(2.5)%	(5.7)	(1.5)%

Profit for the year	$43.4	8.5%	$25.7	6.4%	$9.5	2.6%

(1)
Trading profit is the "segment profit" performance measure used by our chief operating decision maker as required under IFRS 8 for divisional segmental analysis. Management also believes that the presentation of group trading profit is useful to investors because it is a key performance indicator used by management to measure financial performance. Trading profit is defined as operating profit before restructuring and other income (expense). See "Note 2—Revenue and segmental analysis" to our unaudited interim financial statements.

(2)
For further information, see "Note 5—Other income (expense) items" to our audited consolidated financial statements included elsewhere in this prospectus.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

        Revenue.    Our revenue from continuing operations was $510.8 million in 2011, an increase of $108.1 million from $402.7 million in 2010. Included in this increase was $66.4 million of additional revenue charged by the Elektron division to zirconium chemical customers in the form of a surcharge in the face of a steep increase in the cost of rare earths as a result of export restrictions imposed by the Chinese government. Excluding the rare earth surcharge and impact of exchange rate translation (a $9.9 million gain on revenue attributable to a weaker average U.S. dollar exchange rate used to translate revenues from operations outside the United States), the increase in revenue at constant translation exchange rates was $31.8 million or 7.7%. This increase was a result of increased sales volumes combined with changes in sales mix, pricing and transactional exchange differences on export sales across a range of major market sectors.

Analysis of revenue variances from 2010 to 2011 for continuing operations

	Elektron	Gas Cylinders	Group
	(in $ millions) (audited)
2010 revenue—as reported under IFRS-IASB	$203.5	$199.2	$402.7
FX Translation impact—on non-U.S. operating results	5.1	4.8	9.9

2010 revenue—adjusted for FX translation	$208.6	204.0	$412.6
Trading variances for ongoing operations—2011 v 2010	78.9	19.3	98.2

2011 revenue—as reported under IFRS-IASB	$287.5	$223.3	$510.8

        The above table shows the change in each division's revenue between 2011 and 2010. It separates the impact of changes in average exchange rates on non-U.S. operations when translated into U.S. dollar consolidated results. The following discussion provides an explanation of our increase in revenue by division.

  Elektron

        The Elektron division's revenue was $287.5 million in 2011, an increase of $84.0 million from $203.5 million in 2010. Excluding the $5.1 million favorable translation exchange rate impact on revenue and excluding the $66.4 million increase in revenue relating to the rare earth surcharge, the increase in revenue at constant translation exchange rates was $12.5 million, or 6.0%, from 2010.

        In late 2010, we applied a rare earth surcharge on various products, primarily impacting the sales of auto-catalysis chemicals used in catalytic converters. We used these rare earth surcharges to protect our business from increased rare earth costs that we incurred during the period. Throughout 2011, management of the rare earth pricing bubble was critical to ensuring we maintained and grew operating profits. Higher sales prices were also needed to fully recover other inflationary costs, including energy, other raw material costs, including magnesium, zirconium compounds and other chemicals, increased labor costs and maintenance expenditure.

        Out of the total revenue growth of 6.0% in 2011 when compared to 2010, our magnesium revenue grew by 4.9% and our zirconium revenue grew by 8.0%. Magnesium revenue growth was driven by an increase in recycle volumes with increased demand from the die-casting market servicing the German export-driven premium branded automotive industry. Demand for our high-performance aerospace alloys remained strong in the United States, and we started to benefit from being able to offer extruded parts from our newly commissioned extrusion press. Sales to Japan were impacted by reduced demand from customers as a result of the events following the earthquake and resulting tsunami earlier in the year. Sales of wrought and rolled products increased significantly as we expanded sales for our specialty industrial and aerospace applications.

        Sales volumes of our own-manufactured magnesium photo-engraving plate remained similar to those achieved in 2010, while sales volumes of our traded non-magnesium photo-engraving plate, such as zinc and copper, decreased over the same period. Our primary focus continues to be promoting the benefits of our magnesium photo-engraving plate products, and although it is a mature market in western economies, growth in demand is driven by developing economies as they increase both the manufacture and sales of premium consumer products requiring high quality engraved packaging.

        Though sales volume of zirconium products reduced in 2011, revenues were helped by higher selling prices. After a strong increase in volumes in 2010 and a further increase in the first half of 2011, zirconium volumes reduced in the second half of 2011, particularly as customers reacted to the high price of product containing rare earths. Further, there was a noticeable destocking by customers later in the year that impacted sales in the fourth quarter of 2011. The environmental auto-catalyst market was the main sector impacted by the rare earth surcharge and inventory destocking in the fourth quarter of 2011. New business development included areas away from auto-catalyst markets, such as industrial scale catalysis, where there is new demand and interest rose in our environmentally friendly zirconium technologies.

  Gas Cylinders

        The Gas Cylinder division's revenue was $223.3 million in 2011, an increase of $24.1 million from $199.2 million in 2010. Excluding a $4.8 million favorable impact on revenue attributable to exchange rate translation, the increase in revenue at constant translation exchange rates was $19.3 million, or 9.5%, from 2010. This increase was primarily due to an increase in sales volumes.

        Sales volumes of our aluminum gas cylinders increased by 5% in 2011. Sales volumes of our patented L7X aluminum cylinders for the medical market increased by 9% and sales volumes in some traditional applications like aluminum fire extinguisher cylinders, beverage cylinders and scuba cylinders also increased. There were some reductions in sales volumes of our aluminum industrial cylinders and our traditional aluminum medical cylinders.

        Sales volumes of our composite cylinders increased by 6% in 2011 compared to 2010, the main growth coming from alternative fuel systems, medical oxygen, breathing apparatus and emergency escape sets, which are targeted at our strategic end-markets of Environmental, Healthcare and Protection Technologies, respectively.

        Superform sales volumes of formed components (as opposed to tooling) increased by 13% in 2011 compared to 2010. This was mainly due to operational expansions over the past few years, driven by innovation in the size and complexity of superformed shapes that we can now provide and the demand for our specialized lightweight material solutions. New tooling design sales remained strong, giving us opportunities for future growth, and we have a number of new projects providing customers with superformed magnesium solutions using our Elektron division's alloys.

        Cost of Sales.    Our cost of sales was $390.4 million in 2011, an increase of $85.3 million from $305.1 million in 2010. Excluding a translation loss of $7.8 million on cost of sales of non-U.S. operations, our cost of sales at constant translation exchange rates increased $77.5 million, or 25%, from 2010. The main reason for the increase was higher rare earth and other material costs and higher sales volumes in 2011 when compared to 2010.

        Gross Profit.    Gross profit was $120.4 million in 2011, an increase of $22.8 million from $97.6 million in 2010. Overall gross profit margin decreased slightly to 23.6% in 2011 from 24.2% in 2010, which was a favorable result given the significant increase in raw material costs.

        Distribution Costs.    Distribution costs were $7.3 million in 2011, a decrease of $0.1 million, or 1.4%, from $7.4 million in 2010. There was a translation loss on costs for non-U.S. operations of $0.3 million, and the underlying movement in costs at constant translation exchange rates was a decrease of $0.4 million, or 5.2%, despite the increased sales activity and more goods being transported to customers.

        Administrative Expenses.    Our administrative expenses were $48.9 million in 2011, an increase of $4.4 million, or 9.9%, from $44.5 million in 2010. The translation to U.S. dollars of costs from our non-U.S. operations at weaker exchange rates increased the costs by $1.0 million. The other increase in costs of $3.4 million was due to increased spending on research and development and marketing and advertising and general inflationary increases.

        Share of start-up costs of joint venture.    In late 2009, we entered into a joint venture agreement to establish a manufacturing facility to produce gas cylinders in India. The joint venture has been accounted for using the equity method, as the partners have a contractual agreement that establishes joint control over the economic activities of the entity. The loss attributable to the start-up costs of the joint venture in 2011 was $0.2 million compared to $0.1 million in 2010. The joint venture commenced its operations and trading in 2011.

        Operating and Trading Profit.    Our operating profit was $66.2 million in 2011, an increase of $21.3 million, or 47.4%, from $44.9 million in 2010. Our trading profit was $66.0 million in 2011, an increase of $20.3 million, or 44.4%, from $45.7 million in 2010.

Analysis of trading profit and operating profit variances from 2010 to 2011 for continuing operations

	Elektron Trading Profit	Gas Cylinders Trading Profit	Group Trading Profit	Restructuring and other expense	Group Operating Profit
	(in $ millions) (audited)
2010—as reported under IFRS-IASB	$33.5	$12.2	$45.7	$(0.8)	$44.9
FX Translation impact—on non-U.S. operating results	0.6	0.2	0.8	—	0.8

2010—adjusted for FX translation	$34.1	$12.4	$46.5	$(0.8)	$45.7
Trading variances for ongoing operations—2011 v 2010	20.0	(0.5)	19.5	1.0	20.5

2011—as reported under IFRS-IASB	$54.1	$11.9	$66.0	$0.2	$66.2

        The above table shows the change in each division's trading profit, group trading profit and operating profit between 2011 and 2010. The table also provides a reconciliation of group trading profit to group operating profit, which were not significantly different given the small level of cost and expense differences. The table separates the impact of changes in average exchange rates on non-U.S. operations when translated into U.S. dollar consolidated results.

        Translating our non-U.S. operations into U.S. dollars has resulted in an incremental increase in our trading profit and operating profit of $0.8 million and $0.8 million, respectively, in 2011. This increase represented 4% of the change in both trading profit and operating profit from 2010. At constant translation exchange rates, our trading profit increased by $19.5 million or 41.9% and our operating profit increased by $20.5 million or 44.9% in 2011. The level of operating and trading profit growth experienced was exceptionally high, with an unusually strong third quarter 2011 level of profitability in the Elektron division, and is not indicative of management's on-going organic growth expectations.

        Revenue growth through both favorable pricing and volume changes had a significant benefit in 2011 when compared to 2010. The use of a surcharge mechanism ensured we were able to recover the significantly higher rare earth costs and maintain profit margins. We also were able to achieve better underlying pricing across a wide range of products through a focus on both price increases and mix of products sold. Where new products have been introduced, we have tried to position pricing of these to help enhance our profitability. The volume and mix changes are further discussed by division below and in the revenue discussion. Together, these factors had a positive impact of $22.1 million on our trading profit and operating profit in 2011.

        We had a number of cost changes that together resulted in reducing the increase in trading profit and operating profit by a net $2.6 million in 2011. The main reasons for these changes were as follows:

  •
  We had a decrease in central costs of $1.1 million, which related to the levy charged on the U.K. Luxfer Group Pension Plan by the PPF. The PPF applies a levy on all U.K. defined benefit pension plans to pay for the cost of U.K. plans that it has taken over after a sponsor has gone into insolvency when a plan is underfunded. The cost of the PPF levy for us was $1.6 million in 2011, a decrease of $1.1 million from 2010.

  •
  Our accounting charges for our defined benefit plans decreased in 2011. The total impact on trading profit and operating profit was a $1.3 million gain when compared to 2010. The reduction in retirement benefit costs reflects the decreased actuarial costs of the U.K. and U.S. plans under IAS 19 accounting.

  •
  The overall impact of foreign exchange transaction rates on sales and purchases was $1.1 million, net of the benefit of utilizing foreign currency exchange derivative contracts.

  •
  There was a benefit of $0.1 million in 2011 in relation to a bad debt expense incurred in 2010.

  •
  Employment and other costs have increased by a net $6.2 million in 2011, reflecting additional costs in marketing, product development and maintenance of our operations. There were also higher performance related accruals for bonuses across our business due to significantly improved profits.

        The segment trading profit results by division are further explained in more detail below:

  Elektron

        The Elektron division's trading profit of $54.1 million in 2011 was an increase of $20.6 million from $33.5 million in 2010. Changes in exchange rates used to translate segment trading profit into U.S. dollars led to a $0.6 million increase in 2011, and therefore profits at constant translation exchange rates increased by $20.0 million, or 59%.

        The resulting improvement in trading profit from the positive trading activities in the division was $20.0 million. This resulted from better underlying selling prices, as well as both volume and mix changes. The cost of magnesium in 2011 was higher than 2010, while the cost of zirconium raw materials increased significantly due to restrictions imposed by the Chinese government on the export of rare earths that commenced during late 2010. Price increases, along with operational efficiency measures, were implemented not only to offset higher raw material costs, but also to provide an adequate return in relation to higher levels of capital employed in the business due to a significant knock-on increase in working capital levels. As well as rare earths, we had other cost increases in areas such as zircon sand, energy, magnesium and regulatory costs around sourcing materials, which not only led to additional external costs, but also took up the valuable time of senior technical staff. Price increases and operational improvements became essential. The scale of the rare earth increases required that we levy a surcharge on our customers, reviewed quarterly, to prevent any negative impact on the profit and loss account. We also implemented price increases to cover other inflationary costs, including energy, maintenance and employment costs.

        For 2011, the foreign exchange transaction rates on sales and purchases had a positive impact of $0.5 million, net of the benefit of utilizing foreign currency exchange derivative contracts, compared to 2010.

        The decrease in retirement benefit charges and PPF levy cost allocated to the Elektron division was $1.7 million in 2011. The allocation for the Elektron division was more than the allocation for the Gas Cylinders division because the former had more members in the relevant plans.

        The division experienced a gain of $0.1 million in 2011 in relation to a bad debt expense that was incurred during 2010.

        Other costs increased by a net $2.9 million in 2011 compared to 2010 and these include increased expenditures on research and development, maintenance, bonus provisions and marketing costs.

  Gas Cylinders

        The Gas Cylinders division's trading profit of $11.9 million in 2011 was a reduction of $0.3 million from $12.2 million in of 2010, a decrease of 2.5%. Changes in exchange rates used to translate segment profit into U.S. dollars led to a $0.2 million increase in 2011, and therefore profits at constant translation exchange rates decreased by $0.5 million, or 4.0%.

        As discussed above, increased sales volumes, together with increased average sales prices and an improved sales mix partly offset an increase in raw material prices and utility costs. The net impact of these factors was to increase trading profit by $1.5 million.

        In 2011, the foreign exchange transaction rates on sales and purchases had a positive impact of $0.6 million, net of the benefit of utilizing foreign currency exchange derivative contracts, compared to 2010.

        The division's allocation of the lower retirement benefit charges and lower PPF levy cost was $0.7 million in 2011. The allocation for the Gas Cylinders division was less than the allocation for the Elektron the former had fewer members in the relevant plans.

        Other costs increased by a net $3.3 million, which include increased expenditures on research and development, maintenance, sales and marketing costs.

        Restructuring and other income (expense).    In 2011 there was a credit of $0.2 million to restructuring and other income (expense), compared to a charge of $0.8 million in 2010. A past service credit of $1.6 million was recognized in 2011 in relation to pension plan changes undertaken by the Luxfer Group Pension Plan. In 2011, the Group incurred legal, audit and professional costs of $2.8 million in relation to the raising of equity funding. Of this, $1.4 million was expensed in the year mainly in relation to historical audit work and $1.4 million was deferred, which related to regulatory and legal documentation to support the transaction.

        During 2010 we incurred restructuring and other expense charges of $0.2 million in relation to rationalization activity at our Elektron division. There was also a charge in 2010 of $0.6 million relating to the demolition of a vacant property net of proceeds from a third party lessee of the building owned by the group undertaking Luxfer Group Services Limited.

        Disposal costs of intellectual property.    In 2011, we incurred a non-operating charge of $0.2 million compared to $0.4 million in 2010, all costs related to agreeing with the Federal Trade Commission ("FTC") to sell and license a subset of our U.S. photo-engraving business to a third party after the acquisition of Revere Graphics Worldwide ("Revere") in 2007. The sale and license mainly involves an intellectual property package and supply agreement for magnesium sheet.

        Finance income—interest received.    Interest received was $0.2 million in 2011 and 2010. Interest received is relatively low because we generally use surplus cash to repay debt and save on interest payment costs rather than placing cash on deposit. The interest received includes $0.1 million of interest received for 2011 and 2010 from the loan note due to us from the buyers of our Speciality Aluminium division.

        Finance income—Gain on purchase of own debt.    During 2010, we purchased $5.5 million of the then outstanding Senior Notes due 2012 ("Senior Notes due 2012") for $5.0 million through Luxfer

Group Limited, a subsidiary of Luxfer Holdings PLC. The gain on the purchase of the Senior Notes due 2012 was $0.5 million and has been included within Finance Income.

        Finance costs—interest costs.    The finance costs of $9.2 million that we incurred in 2011 decreased slightly from $9.6 million in 2010.

        The finance costs we incurred in 2011 included $3.3 million of interest payable on our Senior Notes due 2012, $0.5 million of interest payable on our Previous Credit Facility, $3.8 million of interest payable on our new financing facilities and $1.6 million of amortization relating to finance costs. The finance costs that we incurred in 2010 included $7.5 million of interest payable on our Senior Notes due 2012, $0.8 million of interest payable on our Previous Credit Facility and $1.3 million of amortization related to historic finance costs.

        Taxation.    In 2011, our tax expense was $13.6 million on profit before tax of $57.0 million. The effective tax rate was 23.9%. Of the charge of $13.6 million, $11.8 million related to current tax payable and $1.8 million was a deferred taxation charge.

        In 2010, our tax expense was $9.9 million on profit before tax of $35.6 million. The effective tax rate was 27.8%. Of the charge of $9.9 million, $9.5 million related to current tax payable and $0.4 million was a deferred taxation charge.

        The overall rate is suppressed due to the high proportion of profits being generated by U.K. operations, due to certain expenses that are allowable for U.K. tax purposes, and these include losses arising on translation of loans mainly to our U.S. subsidiaries, "tax deductible" cash contributions to the U.K. retirement benefit plan and utilization of excess capital allowances. Despite these factors reducing our U.K. tax exposure, the increasing profitability of the U.K. businesses resulted in a tax charge of $1.0 million being charged to the income statement in respect of U.K. corporation tax in 2011, and this compared to $nil in 2010.

        Profit for the Financial Year.    As a result of the above factors, our profit for the financial year was $43.4 million in 2011, an increase of $17.7 million, or 68.9%, from $25.7 million in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

        Revenue.    Our revenue from continuing operations was $402.7 million in 2010, an increase of $31.4 million from $371.3 million in 2009. Excluding the impact of exchange rate translation (a $4.7 million adverse impact on revenue attributable to a stronger average U.S. dollar exchange rate used to translate revenues from operations outside the United States), the increase in revenue at constant translation exchange rates was $36.1 million or 9.7%. This increase was due mainly to increased sales volumes across a range of major market sectors. The increase in sales volumes increased revenue by $31.7 million in 2010 from 2009. Higher prices in 2010 that were on average 0.4% higher than in 2009 increased revenue by $1.4 million, and more favorable transaction exchange rates on export sales had a positive impact on revenue of $3.0 million.

Analysis of revenue variances from 2009 to 2010 for continuing operations

	Elektron	Gas Cylinders	Group
	(in $ millions) (audited)
2009 revenue—as reported under IFRS-IASB	$184.8	$186.5	$371.3
FX Translation impact—on non-U.S. operating results	(1.9)	(2.8)	(4.7)

2009 revenue—adjusted for FX translation	$182.9	$183.7	$366.6
Trading variances for ongoing operations—2010 v 2009	20.6	15.5	36.1

2010 revenue—as reported under IFRS-IASB	$203.5	$199.2	$402.7

        The above table shows the change in each division's revenue between 2010 and 2009. It separates the impact of changes in average exchange rates on non-U.S. operations when translated into U.S. dollar consolidated results. The following discussion provides an explanation of our increase in revenue by division.

  Elektron

        The Elektron division's revenue was $203.5 million in 2010, an increase of $18.7 million from $184.8 million in 2009. Excluding the impact of exchange rate translation (a $1.9 million adverse impact on revenue attributable to a stronger average U.S. dollar exchange rate used to translate revenues from operations outside the United States), the increase in revenue at constant translation exchange rates was $20.6 million, or 11.1%, from 2009, and was primarily due to an increase in sales volumes and partially due to higher pricing, as market demand recovered from the recession in 2008 and 2009. In late 2010, we imposed a rare earth surcharge on sales of various products, primarily impacting the sales of auto-catalysis chemicals used in catalytic converters. These rare earth surcharges equaled $3.2 million, and we used these surcharges to recover increased raw material costs that we incurred.

        Overall sales volumes of our magnesium operations increased by 5% in 2010 from 2009. This growth was primarily driven by a 41% increase in recycling volume, an 18% increase in high performance aerospace alloys volume and a 39% increase in commercial powders volume. Our increase in overall sales volumes was partially offset by a decrease in sales volumes of military powders of 9% in 2010, primarily due to reduced demand by the U.S. military for decoy flares.

        Demand for photo-engraving plates recovered in 2010, with sales volumes increasing by 17% in 2010. While there was some restocking of inventories in distribution chains in Western markets in 2010, sales in this market have been relatively stable. Sales in developing economies, such as Eastern Europe and the Middle East, increased due to growing demand in the graphic arts markets for high-end product packaging and printing.

        Due to general recessionary pressures and challenges in the automotive market, our zirconium chemical sales decreased sharply during the recession in 2008 and early 2009, particularly in automotive applications such as catalytic converters. Sales recovered, however, in the second half of 2009 and in 2010, with zirconium chemical sales volumes increasing by 24% in 2010. Sales volumes of our catalyst products for automotive engines increased by 6% in 2010, primarily driven by the re-stocking of the supply chain in the North American automotive industry and by increased demand from emerging economies, particularly China. Sales volumes of ceramic and reactive chemicals that are used in environmentally-friendly applications, such as sensors used in engine management systems and for improving energy efficiencies in electronics such as LED backlight technology, increased by over 50% in 2010.

  Gas Cylinders

        The Gas Cylinder division's revenue was $199.2 million in 2010, an increase of $12.7 million from $186.5 million in 2009. Excluding the impact of exchange rate translation (a $2.8 million adverse impact on revenue attributable to a stronger average U.S. dollar exchange rate used to translate revenues from operations outside the United States), the increase in revenue at constant translation exchange rates was $15.5 million, or 8.4%, from 2009, and the increase was primarily due to an increase in sales volume, in particular in fire extinguisher and industrial cylinders, as market demand recovered from the recession in 2008 and 2009.

        The demand for composite cylinders decreased in 2010 from 2009, although sales of alternative fuel cylinders for CNG-powered vehicles continued to increase. Average prices remained relatively stable in 2010, with a modest average reduction in prices of less than 1% compared to 2009, which was not unusual given that there was a fall in average raw material prices.

        Unit sales of aluminum industrial gas cylinders increased by 15% in 2010 from 2009, with larger industrial cylinder sales recovering from the economic downturn in 2009 when gas companies supplying the semi-conductor markets reduced their purchases of new cylinder inventories. Unit sales of aluminum fire extinguisher cylinders increased by 25% in 2010 from 2009, primarily due to an increase in sales in the United Kingdom, where we won new accounts and demand from a major customer, UTC Chubb, was significantly higher than in 2009. In addition, unit sales of medical aluminum cylinders made from our lightweight high-strength alloy L7X increased by 30% in 2010 from 2009, primarily due to increasing demand for these cylinders by end-users and medical oxygen providers in the United Kingdom and other European markets, as customers valued their greater portability and ability to store more oxygen due to greater alloy strength when compared to a standard aluminum cylinder.

        Unit sales of composite cylinders decreased by 8% in 2010 from 2009, attributable primarily to decreased demand for composite medical cylinders, particularly in Europe. Although sales of L7X aluminum cylinders continued to grow, our sales of the higher priced composite cylinders were adversely impacted by reduced spending in the public service sector, as authorities deferred spending on ambulance and fire services. This decrease was partially offset by unit sales of larger alternative fuel composite cylinders for CNG-powered vehicles, which increased by 46% in 2010, primarily due to increasing investment in alternative fueled trucks and buses in North America.

        Superform sales at constant translation exchange rates increased by 12% in 2010 from 2009. While tooling sales decreased by 52% from 2009, forming sales increased by 37% in 2010 from 2009, as projects moved from the design stage into full production. Sales in the luxury specialty automotive sector increased as major new vehicles, incorporating specifically designed parts using the superforming process, entered full production in 2010. There was also significant growth in infrastructure investment projects, especially for the London Underground, which led to an increase in demand for rail transport rolling stock, a major end-application for our Superform technology.

        Cost of Sales.    Our cost of sales was $305.1 million in 2010, an increase of $9.4 million from 2009. There was a translation gain on costs of sales of non-U.S. operations of $3.8 million, with an increase in costs at constant translation exchange rates of $13.2 million, or 4.5%, from 2009. While higher sales volumes were a significant factor in this increase, other factors also affected the cost of sales.

        Aluminum and carbon fiber purchase prices were lower, reducing slightly the cost of manufacturing gas cylinders in 2010. There was little net change in the purchase price of the various sources of primary magnesium. Rare earth purchase prices used mainly in our zirconium catalysts, however, increased sharply at the end of 2010. Rare earth cost increases did not have a significant distorting impact on the cost of sales in 2010, because the major increase in price was primarily at the end of the year.

        Gross Profit.    Gross profit was $97.6 million in 2010, an increase of $22 million from 2009. Overall gross profit margin improved to 24.2% in 2010 from 20.4% in 2009. The improvement was due to an improved mix of products shifting toward higher margin products. The improvement was also due to production efficiency benefits following an increase in volumes, including the reduction of both labor hours and material usage per unit of production, as well as automation projects in manufacturing facilities. Price changes had very little impact on the change in gross profit margins, with the rare earth surcharge covering the rise in cost of rare earths. We had a net decrease in other sales prices, this decrease was generally offset by cost saving through lower raw material costs.

        Distribution Costs.    Our distribution costs were $7.4 million in 2010, an increase of $0.6 million, or 8.8%, from $6.8 million in 2009. The increase was attributable to higher sales volumes resulting in more goods transported to customers.

        Administrative Expenses.    Our administrative expenses were $44.5 million in 2010, an increase of $4.1 million, or 10.1%, from $40.4 million in 2009, due to increased spending on research and development and marketing and advertising. However, the translation to U.S. dollars of business costs at different exchange rates decreased the costs by $0.5 million. Due to pay freezes, inflation had a limited impact on employment costs, but performance related employment bonuses were higher than 2009, as a result of improved financial results.

        Expenses related to research and development increased by $2.6 million to $8.9 million in 2010 from 2009. This increase in research and development expenses was partially offset by an increase in the amount funded from government grants and fees paid by customers, which amounted to $3.1 million in 2010 compared to $1.6 million in 2009. The largest third party grant was related to our work developing lightweight armor plating for the U.S. military, and we have been receiving funding for a number of years to support this project. As a result, the net amount relating to research and development costs charged to our income statement only increased to $5.8 million in 2010 from $4.7 million in 2009.

        Share of start-up costs of joint venture.    In late 2009, we entered into a joint venture agreement to establish a manufacturing facility to produce gas cylinders in India. The joint venture has been accounted for using the equity method, as the partners have a contractual agreement that establishes joint control over the economic activities of the entity. The loss attributable to the start-up costs of the joint venture in 2010 was $0.1 million, the same as in 2009. The joint venture has commenced its operations and trading in 2011.

        Operating and Trading Profit.    Our operating profit was $44.9 million in 2010, an increase of $17.6 million, or 64.5%, from $27.3 million in 2009. Our trading profit was $45.7 million in 2010, an increase of $17.3 million, or 60.9%, from $28.4 million in 2009.

Analysis of trading profit and operating profit variances from 2009 to 2010 for continuing operations

	Elektron Trading Profit	Gas Cylinders Trading Profit	Group Trading Profit	Restructuring and other expense	Group Operating Profit
	(in $ millions) (unaudited)
2009—as reported under IFRS-IASB	$23.3	$5.1	$28.4	$(1.1)	$27.3
FX Translation impact—on non-U.S. operating results	(0.3)	—	(0.3)	—	(0.3)

2009—adjusted for FX translation	$23.0	$5.1	$28.1	$(1.1)	$27.0
Trading variances for ongoing operations—2010 v 2009	10.5	7.1	17.6	0.3	17.9

2010—as reported under IFRS-IASB	$33.5	$12.2	$45.7	$(0.8)	$44.9

        The above table shows the change in each division's trading profit, group trading profit and operating profit between the 2010 and 2009. The table also provides a reconciliation of group trading profit to group operating profit. The table separates the impact of changes in average exchange rates on non-U.S. operations when translated into U.S. dollar consolidated results.

        Translating our non-U.S. operations into U.S. dollars has resulted in an incremental decrease in our trading profit and operating profit of $0.3 million and $0.3 million, respectively, in 2010. The decrease represented 1% of the change in trading profit and 1% of the change in operating profit from 2009 due to both years having similar average exchange rates. At constant translation exchange rates, our trading profit increased by $17.6 million or 62.6% and our operating profit increased by $17.9 million or 66.3% in 2010.

        Higher sales volumes and a better sales mix of our products as explained above under our discussion of revenue, with little net impact from changes in sales prices and raw material costs, had a positive impact of $18.8 million on our trading profit and operating profit in 2010.

        We had a number of cost changes that together resulted in reducing trading profit and operating profit by $1.2 million in 2010. The main reasons for these changes were as follows:

  •
  We had an increase in central costs of $0.2 million, which related to the levy charged on the U.K. Luxfer Group Pension Plan by the PPF. The PPF applies a levy on all U.K. defined benefit pension plans to pay for the cost of U.K. plans that it has taken over after a sponsor has gone into insolvency when a plan is underfunded. The cost of the PPF levy for us was $2.7 million in 2010, an increase of $0.2 million from 2009. The levy funding cost is usually known in advance of the following accounting year, and the levy formula includes a weighting for each company's relevant credit risk. We have worked to minimize our relevant risk rating, resulting in the reduction of the cost of this levy by $1.0 million in 2011 to $1.7 million.

  •
  Although the PPF levy increased, accounting charges for our defined benefit plans decreased in 2010. The total impact on trading profit and operating profit was a $2.0 million gain when compared to 2009. The reduction in retirement benefit costs reflects the decreased actuarial costs of the U.K. and U.S. plans under IAS 19 accounting and, although this cost has decreased overall in 2010, it was also subject to market fluctuations during the period. We have been working to reduce our cost of defined benefit plans in the longer term, although most initiatives take a while to result in lower income statement charges. For example, all the major defined benefit plans are now closed to new members. The main U.K. plan has been changed to a career average plan, with a salary cap, and the U.S. plans are completely closed, with no new benefit accruing to any members. Over time we believe these actions should help reduce the total cost of these plans.

  •
  The foreign exchange transaction rates on sales and purchases had a positive impact of $2.0 million, net of the benefit of utilizing foreign currency exchange derivative contracts.

  •
  Employment and other costs have increased by a net $5.1 million in 2010, reflecting inflation in non-employment areas, the reversal of certain short term cost saving measures achieved in 2009 and the impact of high bonuses awarded to management and shop floor staff in reward for the Group achieving the top end of its budget targets in 2010. These increases in costs were significantly mitigated by various production and other operational efficiencies, which together reduced the impact of the higher costs by approximately 50%.

        The segment trading profit results by division are further explained in more detail below:

  Elektron

        The Elektron division's trading profit of $33.5 million in 2010 was an increase of $10.2 million from $23.3 million in 2009. Changes in exchange rates used to translate segment profit into U.S. dollars led to a $0.3 million decrease in 2010, and therefore profits at constant translation exchange rates increased by $10.5 million, or 45.7%.

        As discussed above, sales volumes increased significantly for both our magnesium and zirconium products. The cost of magnesium in 2010 was slightly higher than 2009, while the cost of zirconium raw materials increased due to restrictions imposed by the Chinese government on the export of rare earths in the second half of 2010. The scale of these increases required that we pass them on to our customers by way of a surcharge, reviewed quarterly, to prevent any negative impact on the profit and loss account. Magnesium sales prices were slightly reduced, mainly due to market conditions and the renewal of long-term contracts, last negotiated during the rise in magnesium prices in 2008.

        The decrease in retirement benefit charges allocated to the Elektron division was $1.2 million in 2010. The allocation for the Elektron division was more than the allocation for the Gas Cylinders division because the former had more members in the relevant plans.

        The division incurred a bad debt in 2009, which resulted in a cost of $0.1 million. In 2010, there were no major bad debts, resulting in a favorable variance.

        Other costs increased by a net $1.9 million in 2010, consisting of $4.8 million of higher operating costs, offset by $2.9 million of efficiency savings. The division made substantial cost savings during 2009 as it reduced costs through temporary shutdowns targeted at various plants, which were primarily impacted by the dramatic fall in automotive production in Europe and the United States. In 2010, these plants were in full production and therefore costs have increased from 2009. We also incurred costs of $1.2 million relating to a fire in October 2010 at our U.S. magnesium rolling mill operation, which destroyed two ovens and part of the building. The costs include the write-off of plant and equipment, the insurance excess and legal and professional fees relating to the claim. The increase in volumes resulted in a much higher utilization of plant and equipment and this, together with improved productivity, has generated favorable production efficiency gains of $2.9 million in 2010.

  Gas Cylinders

        The Gas Cylinders division's trading profit of $12.2 million in 2010 was an increase of $7.1 million from $5.1 million in 2009, an increase of 139%. There was no translation impact of non-U.S. operating results due to only small changes in translation exchange rates.

        As discussed above, increased sales volumes, an improved sales mix and reduced raw material costs benefited trading profit in 2010 by $7.2 million. Overall average sales prices decreased slightly but by less than the raw material cost reduction, thus resulting in an overall margin improvement.

        Although there was little change in the exchange rates between the major currencies in which the division buys and sells goods, foreign exchange transaction rates on sales and purchases had a positive impact of $2.5 million, net of the benefit of utilizing foreign currency exchange derivative contracts.

        Other costs increased by a net $3.2 million, which include the reversal of short-term savings made in 2009 and increased expenditures on research and development, maintenance, bonus provisions and marketing costs. In 2009, the Gas Cylinders division incurred an additional cost of $0.4 million relating to lost production time caused by the re-organization project of the previous year. In 2010, we realized the full benefit of the project as we improved production efficiencies by $2.2 million.

        The division's allocation of the lower retirement benefit charges net of the higher PPF levy cost was $0.6 million in 2010. This allocation for the Gas Cylinders division was less than the allocation for the Elektron division because the former had fewer members in the relevant plans.

        Restructuring and other expense.    We incurred restructuring and other expense charges of $0.8 million in 2010 compared to $1.1 million in 2009. These charges in 2010 consisted of a $0.2 million charge due to a rationalization exercise in our zirconium operations and $0.6 million charge related to the demolition of a vacant building in Redditch, United Kingdom that we own. We had previously used the building as part of our Speciality Aluminium division but, after the division's sale in December 2007, we leased the building to the new owners of the division. During 2010, we reached an agreement with the lessee's parent company to pay us $1.1 million to fund the demolition of the building in return for terminating the lease and agreeing to waive the guarantee of the lease. We incurred a total charge of $1.7 million in relation to the demolition, which included $0.6 million to write off the net book value of the buildings, $0.8 million in relation to demolition costs, and $0.3 million of environmental remediation costs.

        Disposal costs of intellectual property.    In 2010, we incurred a non-operating charge of $0.4 million for costs associated with a review during 2009 by the FTC concerning the impact of our acquisition of Revere in 2007 on competition in the magnesium photo-engraving market. In order to resolve expeditiously the FTC's review, we are working on a voluntary basis to sell and license certain intellectual property ("IP") rights specifically related to this acquired business. Using external consultants, we undertook a marketing exercise during 2010 to sell and license the IP rights, but we received little interest from third parties in entering this capital intensive, mature market. We are in negotiations with the one party currently expressing an interest and expect that a sale and license of the IP rights will take place in 2012. The sale and license will not include our own Magnesium Elektron IP rights, only rights in relation to the IP of the acquired business. We will not be required to sell any of the manufacturing assets that we need to run our business.

        Acquisition costs.    In 2009, we incurred a charge of $0.5 million for costs related to the Revere acquisition.

        Finance income—interest received.    Interest received was $0.2 million in 2010 and 2009. Interest received is relatively low because we generally use surplus cash to repay debt and save on interest payment costs rather than placing cash on deposit. The interest received includes $0.1 million of interest received for 2010 and $0.2 million for 2009 from the loan note due to us from the buyers of our Speciality Aluminium division.

        Finance income—Gain on purchase of own debt.    During 2010, we purchased $5.5 million of the then outstanding Senior Notes due 2012 for $5.0 million through Luxfer Group Limited, a subsidiary of

Luxfer Holdings PLC. The gain on the purchase of the Senior Notes due 2012 was $0.5 million and has been included within Finance Income. No repurchase of debt was undertaken in 2009.

        Finance costs—interest costs.    The finance costs of $9.6 million that we incurred in 2010 decreased from $11.8 million in 2009, primarily due to our reduced level of debt and a lower floating interest rate on our then outstanding Senior Notes due 2012.

        The finance costs we incurred in 2010 included $7.5 million of interest payable on our Senior Notes due 2012, $0.8 million of interest payable on our Previous Credit Facility and $1.3 million of amortization related to historic finance costs. The finance costs that we incurred in 2009 included $9.5 million of interest payable on our Senior Notes due 2012, $1.3 million of interest payable on our Previous Credit Facility and $1.0 million of amortization related to historic finance costs. The finance costs have therefore fallen since 2009 due mainly to the reduced level of debt and the lower interest rate charged on our Senior Notes due 2012, which had a floating interest rate linked to six-month U.K. LIBOR.

        Taxation.    In 2010, our tax expense was $9.9 million on profit before tax of $35.6 million. The effective tax rate was 27.8%. Of the charge of $9.9 million, $9.5 million related to current tax payable and $0.4 million was a deferred taxation charge.

        In 2009, our tax expense was $5.7 million on profit before tax of $15.2 million. The effective tax rate was 37.5%. Of the charge of $5.7 million, $4.0 million related to current tax payable and $1.7 million was a deferred taxation charge.

        The reduction in the effective tax rate in 2010 was attributable to the increased profitability of the U.K. operations where, due to the interest burden of the Senior Notes due 2012 and certain tax allowances, no current tax was payable in 2010.

        Profit for the Financial Year.    As a result of the above factors, our profit for the financial year was $25.7 million in 2010, an increase of $16.2 million, or 170.5%, from $9.5 million in 2009.

Liquidity and Capital Resources

Liquidity

        Our liquidity requirements arise primarily from obligations under our indebtedness, capital expenditures, the funding of working capital and the funding of hedging facilities to manage foreign exchange and commodity purchase price risks. We meet these requirements primarily through cash flow from operating activities, cash deposits and borrowings under our Revolving Credit Facility and accompanying ancillary hedging facilities. As of June 30, 2012, we had available $62.7 million under our Revolving Credit Facility. See "—Financing —Senior Facilities Agreement."

        From time to time, we consider acquisitions or investments in other businesses that we believe would be appropriate additions to our business. For example, we purchased Revere for $14.7 million in 2007 and we recently acquired Dynetek. Any such acquisitions or investments in the future may require additional funding, which may be restricted by the terms of our current or future debt arrangements.

        We believe that in the long term, cash generated from our operations will be adequate to meet our anticipated requirements for working capital, capital expenditures and interest payments on our indebtedness. In the short term, we believe we have sufficient credit facilities to cover any variation in our cash flow generation. However, any major repayments of indebtedness will be dependent on our ability to raise alternative financing or to realize substantial returns from the sale of operations. Also, our ability to expand operations through sales development and capital expenditures could be constrained by the availability of liquidity, which, in turn, could impact the profitability of our operations.

        On May 13, 2011, we entered into a senior facilities agreement (the "Senior Facilities Agreement"), providing a Term Loan of £30 million ($49 million) and the Revolving Credit Facility of £40 million ($64 million). We refer to the Term Loan and the Revolving Credit Facility as the "New Bank Facilities." On May 13, 2011, we also issued $65 million principal amount of Loan Notes due 2018 in a private placement to an insurance company. In connection with this new financing, we issued a redemption notice for the Senior Notes due 2012, and they were repaid on June 15, 2011. We also fully repaid and cancelled our Previous Credit Facility on June 15, 2011. As of December 31, 2010, we were in compliance with the covenants under the Senior Notes due 2012 and the Previous Credit Facility.

        With our current levels of indebtedness, our cash flows may be restricted by the restrictive and financial maintenance covenants imposed by our indebtedness. Our total interest expense was $9.2 million in 2011, compared to $9.6 million in 2010. We expect to invest approximately $25 million in capital expenditures in 2012. We have also been managing the rising costs of retirement benefits, including higher government insurance levies and some historical environmental remediation requirements. Therefore, we cannot guarantee you that the current levels of liquidity we have available will be sufficient in all circumstances to adequately fund our expansion plans and long-term investment opportunities.

        We conduct all of our operations through our subsidiaries. Accordingly, our main cash source is dividends from our subsidiaries. The ability of each subsidiary to make distributions depends on the funds that a subsidiary has from its operations in excess of the funds necessary for its operations, obligations or other business plans. We have not historically experienced any material impediment to these distributions, and we do not expect any local legal or regulatory regimes to have any impact on our ability to meet our liquidity requirements in the future. In addition, since our subsidiaries are wholly-owned by us, our claims will generally rank junior to all other obligations of the subsidiaries. If our operating subsidiaries are unable to make distributions, our growth may slow after the proceeds of this offering are exhausted, unless we are able to obtain additional debt or equity financing. In the event of a subsidiary's liquidation, there may not be assets sufficient for us to recoup our investment in the subsidiary.

        Our ability to maintain or increase the generation of cash from our operations in the future will depend significantly on the competitiveness of and demand for our products, including our success in launching new products that we have been developing over many years. Achieving such success is a key objective of our business strategy. Due to commercial, competitive and external economic factors, however, we cannot guarantee you that we will generate sufficient cash flow from operations or that future working capital will be available in an amount sufficient to enable us to service our indebtedness or make necessary capital expenditures.

        We are still vulnerable to external shocks because of our level of indebtedness and our fixed costs. In recent years, external economic shocks to oil prices, commodity prices and a weakening U.S. dollar have impacted our results. For example, in 2011, our continuing operations incurred over $13 million of energy costs, purchased over $52 million of primary aluminum and over $34 million of primary magnesium. In 2011, $39.5 million, or 60%, of our operating profit was derived from North American businesses. A significant economic shock that has a major impact on one or several of these risks simultaneously could have a severe impact on our financial position. Other factors could also impact our operations. For example, the Chinese government raised export taxes and cut export quotas on rare earth minerals in 2010. These materials are an important input for our zirconium operations, and due to these restrictions, we not only had to ensure that we had adequate supply of these materials but also had to pass on the severe increase in costs resulting from the reduced supply onto our customers by way of a surcharge. In addition, while we have a diverse set of operations, which protect us against individual market sector downturns, we are still vulnerable to a recession in a particular end-market such as aerospace and defense, medical or automotive.

        We operate robust cash and trading forecasting systems that impose tight controls on our operating businesses with regard to cash management. We use regularly updated forecasts to plan liquidity requirements, including the payment of interest on our indebtedness, capital expenditures and payments to our suppliers. Although we have generated cash sufficient to cover most of our liability payments, we also rely on the Revolving Credit Facility to provide sufficient liquidity. Our banking facilities are further explained below under "—Financing—Senior Facilities Agreement." We are not dependent on this offering to meet our liquidity needs for the next twelve months.

Cash Flow

        The following table presents information regarding our cash flows, cash and cash equivalents for the six months ended June 30, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009:

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009
	(in $ millions) (unaudited)		(in $ millions) (audited)
Net cash flows from operating activities	$44.9	$(7.1)	$29.1	$37.8	$55.5
Net cash used in investing activities	(5.6)	(5.1)	(21.2)	(15.6)	(11.9)

Net cash flow before financing activities	39.3	(12.2)	7.9	22.2	43.6
Net cash flows from financing activities	(28.7)	23.4	5.4	(14.6)	(43.7)

Net increase (decrease) in cash and cash equivalents	$10.6	$11.2	$13.3	$7.6	$(0.1)

  Cash flows from operating activities

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009
	(in $ millions) (unaudited)		(in $ millions) (audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period and year	$22.0	$18.0	$43.4	$25.7	$9.5
Adjustments for:
Income taxes	7.4	6.0	11.8	9.5	4.0
Deferred income taxes	3.2	1.5	1.8	0.4	1.7
Depreciation and amortization	7.2	7.1	14.5	13.8	13.7
Past service credit on retirement benefit obligations	—	—	(1.6)	—	—
Loss on disposal of property, plant and equipment	—	—	—	0.1	0.1
Income and costs relating to demolition of vacant property	—	—	—	0.6	—
Gain on purchase of own debt	—	—	—	(0.5)	—
Net finance costs	3.6	4.7	9.0	9.4	11.6
Disposal costs of intellectual property	0.1	0.1	0.2	0.4	—
Share of start-up costs of joint venture	—	0.1	0.2	0.1	0.1
(Increase)/decrease in receivables	(1.8)	(13.9)	(13.1)	(1.9)	5.1
Decrease/(increase) in inventories	18.2	(17.7)	(24.8)	(20.2)	31.1
(Decrease)/increase in payables	(6.6)	3.4	13.1	16.5	(13.2)
Movement in retirement benefit obligations	(5.1)	(2.2)	(4.3)	(6.7)	(0.6)
Accelerated deficit contributions into retirement benefit obligations	—	(7.2)	(7.2)	—	—
Decrease in provisions	(0.1)	(0.3)	(0.2)	(0.7)	(2.2)
Income tax paid	(3.2)	(6.7)	(13.7)	(8.7)	(5.4)

NET CASH FLOWS FROM OPERATING ACTIVITIES	$44.9	$(7.1)	$29.1	$37.8	$55.5

        Net cash flows from operating activities increased by $52.0 million to $44.9 million in the first six months of 2012 from $(7.1) million in the first six months of 2011. Profit for the first six months of 2012 of $22.0 million increased by $4.0 million from $18.0 million in the first six months of 2011, and there was a net working capital inflow of $9.8 million in the first six months of 2012 as compared to an outflow of $28.2 million in the first six months of 2011, an improvement of $38.0 million. Working capital in 2011 had been significantly increased due to the higher costs of rare earths and the need to buy forward material to cover agreed surcharge pricing. The improved availability of rare earth and fall in prices have reduced the need for strategic stockholdings, benefiting cash flow. The increased sales in the period resulted in an outflow in receivables of $1.8 million in the first six months of 2012. The inventory reduction resulted in an $18.2 million cash inflow, a $35.9 million improvement from outflow of $17.7 million in the first six months of 2011. There was a decrease in payables of $6.6 million in the first six months of 2012, an increase of $10.0 million from the $3.4 million inflow in the first six months of 2011. Lower interest rates, following the refinancing undertaken in June 2011, and the reduction in the need to draw down the Revolving Credit Facility has resulted in the net finance costs outflow of $3.6 million in the first six months of 2012 being $1.1 million less than the outflow of $4.7 million in the first six months of 2011. In the first six months of 2012, there were some additional payments made in respect of pension plan deficit remediation funding in the United States, resulting in a higher cash flow adjustment of $5.1 million, compared to $2.2 million for the first six months of 2011. In the first six months of 2011, as part of the June 2011 refinancing, we agreed to make advanced payments of $7.2 million into our retirement benefit pension plans.

        Net cash flows from operating activities decreased by $8.7 million to $29.1 million in 2011, from $37.8 million in 2010. In 2010, there was an outflow relating to working capital of $5.6 million. The equivalent figure for 2011 was an outflow of $24.8 million, an increase in working capital expenditure of $19.2 million. One of the main factors in the deterioration in cash flows was the significant price increase in the cost of rare earths sourced from China and the subsequent impact on our working capital.

  •
  There was an inventory cash outflow of $24.8 million in 2011, an increase of $4.6 million over the equivalent period of 2010. This increase was mainly due to the escalation in the basic cost of rare earths. We also had to make additional purchases of rare earths to ensure we had a strategic level of inventory, which enabled us to agree fixed price surcharges with our customers for several months at a time.

  •
  In 2011, there was a receivables cash outflow of $13.1 million compared to an outflow of $1.9 million in 2010. The significant increase in the cost of rare earths was successfully passed on to our customers by way of the surcharge. In 2011, this surcharge was $69.6 million. The surcharge has increased receivables as these additional sales are remitted in accordance with normal trading terms. Sales were also higher by $41.7 million, or 10%, excluding the rare earth surcharge, contributing to higher receivable levels.

  •
  With the initial implementation of restrictive export quotas, suppliers were able to obtain payment for goods when shipped as opposed to offering credit terms as was previously the case. The impact was for payables not to increase as quickly as inventory, resulting in greater cash outflow.

        In June 2011, we undertook a refinancing of the business, and as part of this exercise, we agreed to make advanced payments for a total of $7.2 million into our retirement benefit pension plans. As a result of this advanced payment into the U.K. Luxfer Group Pension Plan, we benefited from approximately $6.6 million of pre-paid pension payments spread over the twelve months ended March 31, 2012, after which we resumed monthly pension deficit payments.

        Net cash flows from operating activities decreased by $17.7 million, or 31.9%, to $37.8 million in 2010 from $55.5 million in 2009. The $16.2 million increase in profitability in 2010 over 2009 was offset by an increase in working capital, which had an outflow of $5.6 million in 2010, compared to the inflow of $23.0 million in 2009, a net increase of $28.6 million. The most significant factor affecting working capital related to inventories, with an outflow of $20.2 million in 2010 compared to an inflow of $31.1 million in 2009, a movement of $51.3 million. In the second half of 2008, some businesses were holding strategic stocks purchased to overcome short-term supply issues. In 2009, there was a major effort by management across the company to reduce all working capital levels, especially inventories, and this generated a cash flow benefit that was one-off in nature. In 2010, inventories increased, reflecting the higher levels of trading and the holding of strategic stocks of rare earths, which added $8.4 million to inventory values at the end of 2010. Working capital was also impacted by an outflow of $1.9 million in receivables in 2010, compared to an inflow of $5.1 million in 2009, the $7.0 million movement reflecting the increased trading levels in 2010. The increase in inventory was offset by the movement in payables, which in 2010 was a $16.5 million inflow compared to an outflow of $13.2 million, a net movement of $29.7 million. In 2010, there was also an increase in movement of retirement benefit obligations primarily due to additional payments in respect of the U.K. Luxfer Group Pension Plan deficit remediation funding.

  Cash used in investing activities

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009
	(in $ millions) (unaudited)		(in $ millions) (audited)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	$(5.8)	$(5.8)	$(21.2)	$(15.9)	$(12.5)
Purchases of intangible fixed assets	—	—	(0.3)	—	—
Proceeds on disposal of property, plant and equipment (net of costs)	—	—	—	—	0.2
Investment in joint venture	(0.4)	—	(0.3)	(0.1)	(0.3)
Proceeds from sale of business (net of costs)	0.8	0.8	0.8	0.8	0.7
Disposal costs of intellectual property	(0.2)	(0.1)	(0.2)	(0.4)	—

NET CASH USED IN INVESTING ACTIVITIES	$(5.6)	$(5.1)	$(21.2)	$(15.6)	$(11.9)

        Net cash outflows used in investing activities increased by $0.5 million, or 9.8%, to $(5.6) million in the first six months 2012 from $(5.1) million in the first six months of 2011. We incurred capital expenditures of $5.8 million in the first six months of 2012 and the first six months of 2011. See "—Capital Expenditures." In addition, in the first six months of 2012, we invested an additional $0.4 million into our Gas Cylinders Indian joint venture. In addition, we incurred cost of $0.2 million in the first six months of 2012 related to the disposal of certain intellectual property. The net cash flows used in investing activities in the first six months of 2012 and 2011 were partially offset by $0.8 million in deferred consideration we received from the sale of our Speciality Aluminium division.

        Net cash outflows used in investing activities increased by $5.6 million, or 35.9%, to $(21.2) million in 2011 from $(15.6) million in 2010. We incurred capital expenditures of $21.5 million in 2011 compared to $15.9 million in 2010. See "—Capital Expenditures." In addition, in 2011, we incurred costs of $0.2 million related to the disposal of certain intellectual property and injected a further $0.3 million into our Gas Cylinders Indian joint venture. The net cash flows used in investing activities in 2011 were partially offset by $0.8 million in deferred consideration we received from the sale of our Speciality Aluminium division.

        Net cash outflows used in investing activities increased by $3.7 million, or 31.1%, to $(15.6) million in 2010 from $(11.9) million in 2009. We incurred capital expenditures of $15.9 million in 2010 compared to $12.5 million in 2009. See "—Capital Expenditures." In addition, in 2010, we incurred costs of $0.4 million related to the disposal of certain intellectual property. The net cash flows used in investing activities in 2010 was partially offset by $0.8 million in deferred consideration we received from the sale of our Speciality Aluminium division.

  Cash flows from financing activities

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009
	(in $ millions) (unaudited)		(in $ millions) (audited)
CASH FLOWS FROM FINANCING ACTIVITIES
Interest paid on banking facilities	$(1.0)	$(0.5)	$(1.9)	$(1.3)	$(1.3)
Interest paid on Loan Notes due 2018	(2.1)	—	(2.1)	—	—
Interest paid on Senior Notes due 2012	—	(4.5)	(4.5)	(7.1)	(10.9)
Interest received on Loan Note	—	0.1	0.1	0.2	0.2
Other interest received	—	—	0.1	—	—
Draw down on previous banking facilities	—	27.7	27.7	—	—
Repayments of previous banking facilities	—	(38.5)	(38.5)	(1.4)	(28.3)
Draw down on new banking facilities and other loans	—	153.5	139.5	—	—
Repayments of new banking facilities and other loans	(25.6)	—	—	—	—
Repayment of Senior Notes due 2012	—	(109.8)	(109.8)	—	—
Redemption of preference shares	—	—	(0.1)	—	—
Purchase of Senior Notes due 2012	—	—	—	(5.0)	—
Renewal of banking facilities and other loans—financing costs	—	—	—	(0.2)	(2.0)
Payment of banking facilities and other loans—financing costs	—	(4.6)	(5.1)	—	—
Payments to acquire non-controlling interests	—	—	—	—	(1.4)
Purchase of shares from ESOP	—	—	—	0.2	—

NET CASH FLOWS FROM FINANCING ACTIVITIES	$(28.7)	$23.4	$5.4	$(14.6)	$(43.7)

        Net cash flows from financing activities decreased by $52.1 million to $(28.7) million in the first six months of 2012 from $23.4 million in the first six months of 2011. Net cash flows from financing activities in the first six months of 2012 were primarily attributable to a $25.6 million repayment of our New Bank Facilities and a $2.1 million payment of interest relating to the Loan Notes due 2018. Net cash flows from financing activities in the first half of 2011 were primarily attributable to $153.5 million drawn down under our New Bank Facilities, partially offset by net cash flows used in financing activities of $148.3 million to repay our Senior Notes due 2012 and our Previous Credit Facility.

        Net cash flows from financing activities increased by $20.0 million to $5.4 million in 2011 from $(14.6) million in 2010. Net cash flows from financing activities in 2011 were primarily attributable to $139.5 million drawn down under our New Bank Facilities, partially offset by net cash flows used in financing activities of $148.3 million to repay our Senior Notes due 2012 and our Previous Credit Facility. Net cash flows used in financing activities in 2010 were primarily attributable to $7.1 million in interest payments on our Senior Notes due 2012, repayment of $1.4 million on our Previous Credit Facility and purchase of $5.5 million (nominal value) of the Senior Notes due 2012 for $5.0 million.

        Net cash outflows from financing activities decreased by $29.1 million, or 66.6%, to $(14.6) million in 2010 from $(43.7) million in 2009. Net cash flows used in financing activities in 2010 were primarily attributable to $7.1 million in interest payments on our Senior Notes due 2012, repayment of $1.4 million on our Previous Credit Facility and purchase of $5.5 million (nominal value) of the Senior Notes due 2012 for $5.0 million.

  Increase/(decrease) in cash and cash equivalents

        Our cash and cash equivalents increased by $10.7 million to $32.9 million for the first six months of 2012 from December 31, 2011. We had cash and cash equivalents of $20.9 million as of June 30,

2011. As of June 30, 2012, we held $24.6 million of cash and cash equivalents in the United Kingdom and $8.3 million of foreign cash and cash equivalents in Australian dollars, U.S. dollars, euro, Chinese renminbi and Czech koruna.

        Our cash and cash equivalents increased by $11.9 million to $22.2 million for the year ended December 31, 2011 from December 31, 2010. We had cash and cash equivalents of $10.3 million as of December 31, 2010. As of December 31, 2011, we held $18.0 million of cash and cash equivalents in the United Kingdom and $4.2 million of foreign cash and cash equivalents in Australian dollars, U.S. dollars, euro, Chinese renminbi and Czech koruna.

        Our cash and cash equivalents increased by $7.4 million, or 255.2%, to $10.3 million for the year ended December 31, 2010 from $2.9 million as of December 31, 2009. As of December 31, 2010, we held $6.2 million of cash and cash equivalents in the United Kingdom and $4.1 million of foreign cash and cash equivalents in Australian dollars, U.S. dollars, euro, Chinese renminbi and Czech koruna.

Contractual Obligations and Commitments

        We have various contractual obligations arising from both our continuing and discontinued operations. The following table lists the aggregate maturities of various classes of obligations and expiration amounts of various classes of commitments related to our continuing operations as of December 31, 2011. See "Note 25—Commitments and contingencies" and "Note 26—Financial risk management objectives and policies" to our audited consolidated financial statements for additional details on these obligations and commitments.

	Payments Due by Period
	Total	Less than 1 year	1–3 years	3–5 years	After 5 years
	(in $ millions)
Contractual obligations
Revolving Credit Facility(1)	$23.7	$—	$—	$23.7	$—
Term Loan(2)	47.9	3.1	6.2	38.6	—
Loan Notes due 2018(3)	65.0	—	—	—	65.0
Obligations under operating leases	26.6	3.3	5.5	3.9	13.9
LME Derivative contracts	0.5	0.5	—	—	—
Capital commitments	1.3	1.3	—	—	—
Interest payments(4)	31.1	5.8	10.6	8.6	6.1
Aluminum fixed price purchase commitments	9.5	8.9	0.6	—	—

Total contractual cash obligations	$205.6	$22.9	$22.9	$74.8	$85.0

(1)
As of June 30, 2012, we had $nil outstanding under our Revolving Credit Facility. The amounts exclude interest payable on the indebtedness.

(2)
As of June 30, 2012, we had $46.6 million outstanding under our Term Loan. The amounts to be repaid exclude interest payable on the indebtedness. We intend to repay the entire amount outstanding under our Term Loan using the net proceeds of this offering.

(3)
The Loan Notes due 2018 are gross of unamortized finance costs, which were $1.6 million as of December 31, 2011. As required by IFRS-IASB, the Loan Notes due 2018 are disclosed in our balance sheet as $63.4 million, being net of these costs. The amounts to be repaid exclude interest payable on the indebtedness.

(4)
Interest payments include estimated interest payable on the Loan Notes due 2018 at the fixed rate of 6.19% under the notes and on the Term Loan assuming that the interest rate at December 31, 2011 continues to maturity. No interest payments have been included for the Revolving Credit Facility given that the level of debt under this facility is managed on an ongoing basis in conjunction with the level of cash and short term deposits held by us.

        New Bank Facilities.    See "—Financing—Senior Facilities Agreement" below for a detailed explanation of our Term Loan and Revolving Credit Facility.

        The Senior Notes.    See "—Financing—Loan Notes due 2018" below for a detailed explanation of our Loan Notes due 2018.

        Obligations under non-cancellable operating leases.    We lease certain land and buildings and a limited amount of plant and equipment pursuant to agreements that we cannot terminate prior to the end of their terms without incurring substantial penalties, absent breach by the counterparty. However, under the lease agreements, the risks and rewards of ownership have substantially remained with the lessors. In particular, the fair value of the future payments under these leases is significantly less than the value of the assets to which they relate, and the lease periods are significantly shorter than the estimated lives of the relevant assets. We therefore do not recognize the future lease obligations and the value of the assets leased in our balance sheet. The lease costs payable each year are charged to operating expenses during the year and amounted to $4.0 million in the year ended December 31, 2011.

        Foreign currency forward contracts.    We use forward contracts to hedge the risk of exchange movements of foreign currencies in relation to sales and purchases and their corresponding trade receivable or trade payable. Under IFRS-IASB, we recognize the value of these contracts at their fair value in our consolidated balance sheet. As of December 31, 2011, we had outstanding contracts with a mark to market fair value gain of $1.6 million, calculated using exchange rates and forward interest rates compared to market rates as of December 31, 2011. See "—Quantitative and Qualitative Disclosure About Market Risk—Effect of Currency Movement on Results of Operations."

        Aluminum forward contracts.    We may use LME forward purchase contracts to fix a portion of our aluminum purchase costs and thereby hedge against future price movements in the cost of primary aluminum. Since 2008, we have significantly reduced our level of hedging through LME contracts due to liquidity constraints and more recently due to a reduced requirement for this form of hedging instrument because of our ability to reduce this risk through agreeing to fixed price contracts with suppliers. Following our 2007 Capital Reorganization, we had increased the ability to hedge aluminum prices through using our Previous Credit Facility, subject to constraints imposed by our Previous Credit Facility and the indenture governing the Senior Notes due 2012. In 2008, we helped mitigate the problems associated with hedging facilities by agreeing to a new supply contract for aluminum billet, which included the ability to fix prices through ordering our requirements in advance. By fixing prices with suppliers, we can reduce or avoid the need to use derivative contracts and the associated risks with holding such financial instruments, such as margin calls on forward losses. Our New Bank Facilities, which commenced in June 2011, have provided us with significantly larger hedging facilities, mitigating the risk of margin calls and making the use of LME derivative contracts more attractive to us in the future. In July 2011, we entered into a number of LME contracts to provide hedges against some of our aluminum price risks in 2012. As of December 31, 2011, we had outstanding contracts with a mark to market fair value loss of $0.5 million. See "—Quantitative and Qualitative Disclosure About Market Risk—Effect of Commodity Price Movements On Results of Operations."

        We do not recognize the fair value of forward LME contracts in our income statement until we receive delivery of the underlying physical aluminum. The value of such contracts is recognized as an asset or liability in our balance sheet, with the profit or loss deferred in a hedging reserve account in equity until the underlying delivery of the physical aluminum. The fair value of the contracts is based on quoted forward prices from the LME.

        Forward interest rate agreements.    We have used forward interest rate agreements ("FRAs") to fix specific interest rate payments under our floating rate Senior Notes due 2012. In 2009, we hedged the six-month LIBOR risk on the payment due at the start of November 2010. There were no FRAs in place as of December 31, 2011.

        Capital commitments.    From time to time, we have capital expenditure commitments when we have new plant and equipment on order. We treat these commitments as contingent liabilities because they will not be recognized on the balance sheet until the capital equipment to which they relate has been delivered. As of December 31, 2011, we had capital commitments of $1.3 million.

Financing

  Indebtedness

        Our indebtedness under our Revolving Credit Facility, Term Loan and Loan Notes due 2018 was $107.9 million as of June 30, 2012, while our cash and short term deposits were $32.9 million as of June 30, 2012. Our indebtedness under our Revolving Credit Facility, Term Loan and Loan Notes due 2018 was $148.0 million as of June 30, 2011, while our cash and short term deposits were $20.9 million as of June 30, 2011.

        As of June 30, 2012, we also had drawn down $2.1 million of the ancillary facilities available under the Senior Facilities Agreement in connection with certain derivative financial instruments, letters of credit and bank guarantees.

  Loan Notes due 2018

        On May 13, 2011, our subsidiary, BA Holdings, Inc., entered into a note purchase agreement (the "Note Purchase Agreement"), among us, our subsidiaries and the note purchasers, to issue $65 million aggregate principal amount of Loan Notes due 2018 in a U.S. private placement to an insurance company and related parties. We used the net proceeds from the private placement of the notes, together with borrowings under the Revolving Credit Facility and Term Loan, to redeem the Senior Notes due 2012, repay borrowings under our Previous Credit Facility and for general corporate purposes. The Loan Notes due 2018 bear interest at a rate of 6.19% per annum, payable quarterly on the 15th day of September, December, March and June, commencing on September 15, 2011 and continuing until the principal amount of the notes has become due and payable. The Loan Notes due 2018 mature on June 15, 2018. The security interests of the noteholders under the Note Purchase Agreement rank pari passu with the security interests of the lenders under our Senior Facilities Agreement, and, pursuant to the Note Purchase Agreement, Luxfer Holdings PLC, each subsidiary borrower and each guarantor has provided security in favor of the noteholders over its assets in the United Kingdom and the United States. In connection with these security interests, we have pledged to the lenders the shares held by Luxfer Holdings PLC and its subsidiaries in their respective subsidiaries.

        The Note Purchase Agreement contains customary covenants and events of default, in each case with customary and appropriate grace periods and thresholds. In addition, the Note Purchase Agreement requires us to maintain compliance with a debt service coverage ratio, an interest coverage ratio and a leverage ratio. The debt service coverage ratio measures our Adjusted EBITDA (as defined in the Note Purchase Agreement) to Debt Service (as defined in the Note Purchase Agreement). We are required to maintain a debt service coverage ratio of 1.25:1 for Relevant Periods (as defined in the Note Purchase Agreement) that ended on or prior to December 31, 2011 and 1.50:1 for Relevant Periods ending thereafter. The interest coverage ratio measures our EBITDA (as defined in the Note Purchase Agreement) to Net Finance Charges (as defined in the Note Purchase Agreement). We are required to maintain an interest coverage ratio of 4.0:1. The leverage ratio measures our Total Net Debt (as defined in the Note Purchase Agreement) to EBITDA. We are required to maintain a leverage ratio of no more than 3.0:1. The first Relevant Period for which we were required to comply with these financial ratios was the period ended September 30, 2011.

        As of September 30, 2011, December 31, 2011, March 31, 2012 and June 30, 2012, we were in compliance with the covenants under the Note Purchase Agreement.

        The Loan Notes due 2018 and the Note Purchase Agreement are governed by the law of the State of New York.

        The Loan Notes due 2018 are denominated in U.S. dollars, which creates a natural partial offset between the dollar-denominated net assets and earnings of our U.S. operations and the dollar-denominated debt and related interest expense of the notes. We have included the Note Purchase Agreement and a form of the Loan Notes due 2018 as exhibits to the registration statement that includes this prospectus and refer you to the exhibits for more information on the Note Purchase Agreement and the Loan Notes due 2018.

  Senior Facilities Agreement

        Overview.    On May 13, 2011, we entered into the Senior Facilities Agreement with Lloyds TSB Bank plc, Clydesdale Bank PLC and Bank of America, N.A. Lloyds TSB Bank plc and Clydesdale Bank PLC were Mandated Lead Arrangers under the Senior Facilities Agreement. The main purpose of the Senior Facilities Agreement was to enable us to redeem the Senior Notes due 2012 and repay borrowings and accrued interest under the Previous Credit Facility. We issued a redemption notice for the Senior Notes due 2012, and they were repaid on June 15, 2011. We cancelled our Previous Credit Facility on June 15, 2011. The Senior Facilities Agreement and the Loan Notes due 2018 are our primary sources of external financing. As of June 30, 2012, $46.6 million in aggregate principal amount was outstanding under the Senior Facilities Agreement. The following is a summary of the terms of the Senior Facilities Agreement that we believe are the most important. We have included the Senior Facilities Agreement as an exhibit to the registration statement that includes this prospectus and refer you to the exhibit for more information on the Senior Facilities Agreement.

        Structure.    The Senior Facilities Agreement provides for:

  •
  a senior term loan facility available in pound sterling, U.S. dollars or euros, in an aggregate amount of £30 million ($49 million) on issue and which had an outstanding aggregate principal amount of $46.6 million as of June 30, 2012; and

  •
  a revolving facility available in pound sterling, U.S. dollars or euros up to a maximum aggregate principal amount of £40 million ($64 million), of which $nil was outstanding as of June 30, 2012.

        Availability.    The primary purpose of the Term Loan was to repay the Senior Notes due 2012. As of June 30, 2012, we and certain of our subsidiaries had drawn a total of £29.7 million ($46.6 million) under the Term Loan. We may no longer borrow the repaid or unused amount under the Term Loan.

        We may use amounts drawn under the Revolving Credit Facility for our general corporate purposes and certain capital expenditures, as well as for the financing of permitted acquisitions and reorganizations. As of June 30, 2012, $62.7 million was available under the Revolving Credit Facility. The last day we may draw funds from the Revolving Credit Facility is April 6, 2015.

        Interest Rates and Fees.    Borrowings under each of the facilities bear interest at a rate equal to an applicable margin plus either EURIBOR, in the case of amounts drawn in euros, or LIBOR, in the case of amounts drawn in pound sterling or U.S. dollars, plus mandatory costs to cover the cost of compliance with the requirements of the Bank of England and Financial Services Authority or the European Central Bank, as applicable. The applicable base margin for borrowings under the Term

Loan and the Revolving Credit Facility is currently set at 2.50% per annum until 12 months from the original issue date of June 15, 2011.

        After June 15, 2012, the applicable base margin for the Term Loan and the Revolving Credit Facility is subject to adjustment each quarter end based on our leverage ratio, which is defined in the Senior Facilities Agreement as the ratio of the total net debt to EBITDA (each as defined in the Senior Facilities Agreement) in respect of the rolling 12 month period ending on the last day of the relevant quarter.

        The table below sets out the range of ratios and the related margin percentage currently in effect.

Leverage	Margin
(% per annum)
Greater than 2.5:1	2.75
Less than or equal to 2.5:1, but greater than 2.0:1	2.50
Less than or equal to 2.0:1, but greater than 1.5:1	2.25
Less than or equal to 1.5:1, but greater than 1.0:1	2.00
Less than or equal to 1.0:1	1.75

        The effective interest rate for the Term Loan and the Revolving Credit Facility, taking into account the applicable adjusted margins, LIBOR and the relevant mandatory costs, ranged from 2.25% to 3.28% for the six month period ended June 30, 2012. We may enter into a hedging transaction in the future whereby a portion of the interest payable on the Term Loan will be hedged into a fixed interest rate.

        Guarantees and security.    Our obligations and the obligation of each subsidiary borrower under the facilities entered into under the Senior Facilities Agreement and related senior finance documentation are guaranteed by us and certain of our subsidiaries. Subject to certain limitations set forth in the Senior Facilities Agreement, each existing and subsequently acquired or organized subsidiary that (1) contributes at least 5% to the EBITA (as defined in the Senior Facilities Agreement) of Luxfer Holdings PLC and any of their respective wholly owned holding companies, or (2) has gross assets representing 5% or more of our gross assets, on a consolidated basis, must be or become a guarantor.

        The obligations of the borrowers under the Senior Facilities Agreement and related senior finance documentation are secured by senior security interests in a broad range of assets of our corporate group. The security interests under the Senior Facilities Agreement rank pari passu with the security interests of the holders of the Loan Notes due 2018. Luxfer Holdings PLC, each subsidiary borrower and each guarantor has provided security in favor of the lenders (or the Security Trustee on their behalf) over its assets in the United Kingdom and the United States. If an obligor acquires assets of a significant or material value, it is required to enter into an agreement granting senior security over the asset as soon as reasonably practical. In connection with these security interests, we have pledged to the lenders the shares held by Luxfer Holdings PLC and its subsidiaries in their respective subsidiaries.

        Repayment of principal.    We are required to repay £1 million of the aggregate outstanding principal amount of the Term Loan on each June 30 and December 31 beginning June 30, 2012 and ending December 31, 2014. All aggregate amounts outstanding under the Term Loan must then be repaid in full on or before May 6, 2015. Amounts borrowed under the Revolving Credit Facility must be paid at the end of an interest period agreed between the borrower (or Luxfer Holdings PLC acting on its behalf) and the agent when the loan is made.

        Change of control.    In the event of a sale of all or substantially all of our business and/or assets or if any person or group of persons acting in concert gains direct or indirect control (as defined in the

Senior Facilities Agreement) of Luxfer Holdings PLC, we will be required to immediately prepay all outstanding amounts under the Term Loan and the Revolving Credit Facility.

        Certain covenants and undertakings.    The Senior Facilities Agreement contains a number of additional undertakings and covenants that, among other things, restrict, subject to certain exceptions, us and our subsidiaries' ability to:

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  engage in mergers, demergers, consolidations or deconstructions;

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  change the nature of our business;

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  make certain acquisitions;

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  participate in certain joint ventures;

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  grant liens or other security interests on our assets;

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  sell, lease, transfer or otherwise dispose of assets, including receivables;

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  enter into certain non-arm's-length transactions;

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  grant guarantees;

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  pay off certain existing indebtedness;

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  make investments, loans or grant credit;

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  pay dividends and distributions or repurchase our shares;

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  issue shares or other securities; and

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  redeem, repurchase, defease, retire or repay any of our share capital.

        We are permitted to dispose of assets up to £8 million in aggregate (subject to a £2 million cap in any financial year) without restriction as to the use of the proceeds under the Senior Facilities Agreement. In addition, we may pay dividends, subject to certain limitations.

        In addition, the Senior Facilities Agreement requires us to maintain compliance with a debt service coverage ratio, an interest coverage ratio and a leverage ratio. The debt service coverage ratio measures our Adjusted EBITDA (as defined in the Senior Facilities Agreement) to Debt Service (as defined in the Senior Facilities Agreement). We are required to maintain a debt service coverage ratio of 1.25:1 for Relevant Periods (as defined in the Senior Facilities Agreement) that ended on or prior to December 31, 2011 and 1.50:1 for Relevant Periods ending thereafter. The interest coverage ratio measures our EBITDA (as defined in the Senior Facilities Agreement) to Net Finance Charges (as defined in the Senior Facilities Agreement). We are required to maintain an interest coverage ratio of 4.0:1. The leverage ratio measures our Total Net Debt (as defined in the Senior Facilities Agreement) to EBITDA. We are required to maintain a leverage ratio of no more than 3.0:1. The first Relevant Period for which we were required to comply with these financial ratios was the period ended September 30, 2011.

        Any breach of a covenant in the Senior Facilities Agreement could result in a default under the Senior Facilities Agreement, in which case lenders could elect to declare all borrowed amounts immediately due and payable if the default is not remedied or waived within any applicable grace periods. Additionally, our and our subsidiaries' ability to make investments, incur liens, make certain restricted payments and incur additional secured indebtedness is also tied to ratios based on EBITDA.

        As of September 30, 2011, December 31, 2011, March 31, 2012 and June 30, 2012, we were in compliance with the covenants under the Senior Facilities Agreement.

        Events of default.    The Senior Facilities Agreement contains customary events of default, in each case with customary and appropriate grace periods and thresholds, including, but not limited to:

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  nonpayment of principal or interest;

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  violation of covenants or undertakings;

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  representations, warranties or written statements being untrue;

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  cross default and cross acceleration;

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  certain liquidation, insolvency, winding-up, attachment and bankruptcy events;

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  certain litigation, arbitration, administrative or environmental claims having a material adverse effect on us or any of our subsidiaries;

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  qualification by the auditors of our consolidated financial statements which is materially adverse to the interests of the lenders;

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  certain change of control events;

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  cessation of business;

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  material non-monetary judgments or judgments that are not being contested in excess of £1.5 million in the aggregate being made against an obligor or any of our material subsidiaries;

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  material adverse change; and

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  certain ERISA matters.

        Upon the occurrence of an event of default under the Senior Facilities Agreement, the lenders will be able to terminate the commitments under the senior secured credit facilities, and declare all amounts, including accrued interest to be due and payable and take certain other actions, including enforcement of rights in respect of the collateral securing the outstanding facilities.

        The Senior Facilities Agreement is governed by English law.

Capital Expenditures

        Investment in upgrading and expanding our production facilities is a key part of our strategy and, while in 2009, we spent $12.5 million on capital expenditures as we kept tight control over spending during the recessionary conditions, in 2010 and 2011 we reaffirmed our commitment to capital expenditures by investing $15.9 million and $21.2, respectively.

        The projects conducted in the first six months of 2012 and in 2011, 2010 and 2009 included:

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  In 2012, we also started investment in production facilities for our Synermag bio-absorbable magnesium alloy. We expect to invest $1.9 million in the first phase of this project.

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  In 2011, we invested in a number of projects at our Madison, Illinois magnesium rolling facility. These included new modern ovens for $3.2 million, which is partly funded from an insurance claim related to older furnaces, and a special slab casting unit for $2.4 million, which is being paid for by the U.S. government as part of our development of magnesium armor plating.

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  In 2011, we started a major investment in upgrading our Elektron R&D facilities, across a number of product ranges, to support our new product development objectives and provide enhanced technical support to our customers. In 2011 R&D related capital expenditure was $2.6 million.

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  In 2011, we invested $1.6 million in a new U.S. distribution facility for our gas cylinders business to enable improved service to customers and reduce costs being incurred by exiting older leased facilities.

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  In 2011, we also continued to invest in a range of automation projects within our gas cylinder production facilities, including major automation investments in some of the finishing stages of our U.K. aluminum cylinder facilities.

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  In 2009, we successfully expanded the U.K. production facility of our Superform operations by leasing additional unit space, in which we installed a new production line and associated robotic and laser trimmers. Because of increasing demand and need for additional production capacity, we ordered another production line in 2010, which we completed and commissioned in 2011. The new lines improve the business technically, using the latest technology to generate superior trimmed components through a cost effective process. The additional capacity satisfies present and expected further demand as new projects mature in their life cycle.

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  In 2009, we acquired a 2,750 metric ton extrusion press and, in 2010, we completed the installation of this press at our U.K. Magnesium Elektron facility, with full commissioning of the new production line completed in 2011. This investment enables us to produce solid extruded bars and sections using a traditional and high performance range of casting alloys, which will complement our existing alloy sales. The press is also capable of producing complex profile extrusions, which may be significant if, at some date in the future, the U.S. Federal Aviation Administration decides to change its current ban on the use of magnesium components in the interior of commercial aircraft.

Retirement Benefit Arrangements

        We operate defined benefit arrangements in the United Kingdom, the United States and France. The levels of funding are determined by periodic actuarial valuations. We also operate defined contribution plans in the United Kingdom, the United States and Australia. The assets of the plans are generally held in separate trustee administered funds.

        Actuarial gains and losses are recognized in full in the period in which they occur. We continue to account for these retirement benefit arrangements under the revised version of IAS 19 ("Employee Benefits") published in December 2004. As permitted by the revised standard, actuarial gains and losses are recognized outside our consolidated income statement and presented in our consolidated statement of comprehensive income ("SOCI"). The liability recognized in the balance sheet represents the present value of the defined benefit obligation, as reduced by the fair value of plan assets. The cost of providing benefits is determined using the Projected Unit Credit Method.

        The principal defined benefit pension plan in the United Kingdom is the Luxfer Group Pension Plan, which closed to new members in 1998 but remains open for accrual of future benefits. New employees after 1998 were only eligible for a defined contribution plan. With effect from April 2004, the Luxfer Group Pension Plan changed from a final salary to a career average re-valued earnings benefit scale. In August 2005, a plan specific earnings cap of £60,000 per annum subject to inflation increases was introduced, effectively replacing the statutory earnings cap. In October 2007, the rate of the future accrual for pension was reduced, member contributions increased and a longevity adjustment was introduced to mitigate against the risk of further increases in life expectancies. Under IAS 19, this plan has a reported deficit of $58.5 million as of December 31, 2011, based on plan assets of $236.6 million and liabilities of $295.1 million, and a reported deficit of $61.3 million as of June 30, 2012, based on plan assets of $243.2 million and liabilities of $304.5 million.

        Our other defined benefit plans are less significant than the Luxfer Group Pension Plan and have a combined deficit of $23.9 million as of December 31, 2011, based on total assets of $42.8 million and liabilities of $66.7 million, and $21.9 million as of June 30, 2012, based on total assets of $48.2 million and liabilities of $70.1 million. The largest of these additional plans is the BA Holdings, Inc. Pension Plan in the United States, which was closed to further benefit accruals in December 2005. Members were instead offered matching contributions to the company's 401(k) plan. In 2006, we closed another of the U.S. defined benefit retirement plans, our U.S. death benefit plan.

        The defined benefit plans have all been reassessed under IAS 19 for the year ended December 31, 2011, using assumptions that we have considered to be appropriate best estimates. These assumptions and more detailed disclosure on the year-end position of our retirement benefit plans can be found in "Note 28—Retirement benefits" to our consolidated financial statements. We also provide employees with a number of defined contribution plans, with the largest of these being the Luxfer Group Retirement Saving Plan in the United Kingdom. In the United States we also provide a number of 401(k) plans where our employees make their own contributions and we then also make additional contributions into their 401(k) plans. The total amount we, as an employer, contributed to all these defined benefit, defined contribution and 401(k) plans in 2011 was $15.2 million.

        For 2011, the total charge to our consolidated income statement included in the calculation of "operating profit" for all retirement benefits was a charge of $2.1 million and the equivalent figure in 2010 was $6.6 million.

        Under IAS 19 the actuarial valuation conducted each year results in a charge or credit to the SOCI relating to the difference between assumptions on both asset returns and retirement liabilities used to calculate the regular actuarial charge or credit to our income statement and the actual outcome for these items. As of December 31, 2011, a charge of $54.0 million was made to the SOCI in relation to these actuarial gains and losses on our defined benefit retirement plans.

Off-Balance Sheet Arrangements

        We have no off-balance sheet arrangements, except for the operating leases and our draw down of bank guarantees, letters of credit and financial derivative hedges available under our Senior Facilities Agreement as ancillary facilities as disclosed above, that would reasonably be expected to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to shareholders.

Inflation

        We do not believe that inflation has had a material effect on our results of operations. However, our business could be affected by inflation in the future.

Seasonality

        We have little aggregate exposure to seasonality in respect of demand for our products. However, we have shutdown periods for most of our manufacturing sites during which we carry out key maintenance work on our plants and equipment. The shut-down periods typically last two weeks in the summer and one week around Christmas, and consequently lead to reduced levels of activity in the second half of the year compared to the first half. Third and fourth quarter revenue and operating profit can be affected by the shutdowns at our own plants or by shutdowns of production by various industrial customers. In particular, we have found that our fourth quarter results are lower as many customers reduce their production activity from late November through December. However, the lower level of activity in December usually leads to lower levels of working capital and therefore stronger cash flow around the year-end period.

Critical Accounting Policies

        Our consolidated financial statements are prepared in accordance with IFRS-IASB and the accounting policies that we use are set out under the heading "Note 1—Accounting policies" to our audited consolidated financial statements. In applying these policies, we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as well as our results of operation. The actual outcome could differ from these estimates. Some of these policies require a high level of judgment, either because they are especially subjective or complex. We believe that the most critical accounting policies and significant areas of judgment and estimation are with respect to impairment of goodwill, intangible assets and property, plant and equipment, retirement benefits and fair values of financial instruments.

Impairment of Goodwill, Intangible Assets and Property, Plant and Equipment

        Under IFRS-IASB, goodwill is held at cost and tested annually for impairment. Tests for impairment are based on discounted cash flow projections, which require us to estimate both future cash flows and an appropriate discount rate. Such estimates are inherently subjective.

        For intangible assets and property, plant and equipment, we assess whether there is any indication that an asset may be impaired at each balance sheet date. If such an indication exists, we estimate the recoverable amount of the asset and charge any impairment directly to the income statement. The process of reviewing and calculating impairments of fixed assets necessarily involves certain assumptions. It requires the preparation of cash flow forecasts for a particular set of assets, known as "cash generating units." These forecasts are based on, among other things, our current expectations regarding future industry conditions, our own operational plans and assumptions about the future revenues and costs of the unit under review. Accordingly, there can be no certainty that the cash flow forecasts are correct. Current turmoil in many financial and industrial markets will make this type of analysis far more difficult to perform and therefore subject to a greater risk of error. Such an analysis was performed to assess whether the goodwill in our consolidated balance sheet was impaired as at December 31, 2011, and it was concluded that no impairment had taken place, based on the commercial information available and applying a discount rate of 9%, which represents an estimate.

        We retained title over the land and building at Redditch following the sale of BA Tubes and entered into a fifteen year property lease agreement with the new owners of the business. The property was vacated in 2009, and since this date the site has remained dormant with no manufacturing activity occurring. In 2010, the lease was terminated and the demolition of the property was subsequently completed. An impairment of $0.6 million was recognized to write down the buildings element of the property to zero.

Post-Employment Benefits

        We account for the pension costs relating to our retirement plans under IAS 19 "Employee Benefits". In applying IAS 19, we have adopted the option of recognizing actuarial gains and losses in full through reserves. In all cases, the pension costs are assessed in accordance with the advice of independent qualified actuaries, but require the exercise of significant judgment in relation to assumptions for future salary and pension increases, long term price inflation and investment returns. The most sensitive assumption is the long term discount rate used to discount the retirement benefit obligations.

Deferred tax

        Deferred tax assets are recognized for unabsorbed tax losses and unutilized capital allowances to the extent that it is probable that taxable profit will be available against which the losses and capital allowances can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

Inventories obsolescence and inventories write down

        Inventories are stated at the lower of cost and net realizable value. Inventories are reviewed on a regular basis, and we will make allowance for excess or obsolete inventories and write down to net realizable value based primarily on committed sales prices and our estimates of expected and future product demand and related pricing.

Other Significant Accounting Policies

        Other significant accounting policies not involving the same level of measurement uncertainties as those discussed above are nevertheless important to an understanding of our consolidated financial statements. Policies related to financial instruments, the characterization of operating and finance leases and consolidation policy require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. Certain of these matters are among topics currently under re-examination by accounting bodies and regulators. Although no specific conclusions reached by these standard setters appear likely to cause a material change in our accounting policies, we cannot predict outcomes with confidence.

Recent Accounting Pronouncements

        The International Accounting Standards Board ("IASB") has issued a revision to IAS 19 Employee Benefits effective for annual periods beginning on or after January 1, 2013. The revised standard makes several presentational changes to the way retirement benefits costs are reported in the Income Statement and Other Comprehensive Income. Under the revised standard, the presentation of the charge to the income statement in relation to defined benefit costs will change, with only current year service costs being charged to operating profit and an interest expense calculated on the outstanding accounting deficit being charged to finance costs. Currently a net actuarial charge is made to operating profit based on the aggregation of the service cost, plus an expected interest cost on the liabilities, net of an expected return (or gain) on assets. The new standard may also lead to a change in the amount credited or charged to Other Comprehensive Income, mainly in relation to where expected gains on plan assets are different to the discount rate used to calculate the finance cost charge on the deficit in the income statement. Although it is difficult to predict the full impact in future periods of the change to IAS 19 (revised) due to changing actuarial assumptions and fund valuations while our defined benefit plans remain in deficit, it is expected there will be increased net finance costs, but with an offsetting gain in Other Comprehensive Income. We do not expect a material change in the overall calculation of any net deficit or surplus, and therefore the revised standard should not have any material impact on our consolidated financial position.

        The impact of the amendment to the standard if applied to the income statement for the year ended December 31, 2011 would be to reduce profit before tax by $4.3 million. There would be no change to net assets or shareholders equity.

        See "Note 1—Accounting policies" to our audited consolidated financial statements and "Note 1—Basis of preparation and accounting policies" to our unaudited interim financial statements for a description of other recent accounting pronouncements, including the respective dates of effectiveness and effects on our results of operations.

Quantitative and Qualitative Disclosure about Market Risk

        We are exposed to market risk during the normal course of business from changes in currency exchange rates, interest rates and commodity prices such as aluminum prices. We manage these exposures through a combination of normal operating and financing activities and through the use of derivative financial instruments such as foreign currency forward purchase contracts and aluminum forward purchase contracts. We do not use market risk-sensitive instruments for trading or speculative purposes.

        A hedging committee, chaired by the Group Finance Director, controls and oversees the monitoring of market risks and hedging activities undertaken throughout the company.

Effect of Currency Movement on Results of Operations

        We conduct business in the United Kingdom, the United States, continental Europe, Australasia and Asia and in various other countries around the world and, accordingly, our results of operations are subject to currency translation risk and currency transaction risk.

        For the year ended December 31, 2011, our revenue by origin of manufacture and destination of sales, as a percentage of our consolidated revenues for continuing operations, were as follows:

Revenue by Geographic Destination
2011

Geographic Region	Percentage of Revenue
North America	41%
Euro zone	23%
United Kingdom	12%
Asia	11%
Other Europe	2%
South & Central America	5%
Africa	4%
Australasia	2%

Revenue by Geographic Origin
2011

Geographic Region	Percentage of Revenue
North America	52%
United Kingdom	37%
Euro zone	6%
Other Europe	4%
Asia	1%

        In 2011, 12%, 61% and 23% of our sales revenue from continuing operations was denominated in pound sterling, U.S. dollars and euro, respectively.

  Currency translation risk

        With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant local base currency and then translated each month into U.S. dollars for inclusion in our consolidated financial statements. We translate balance sheet amounts at the exchange rates in effect on the date of the balance sheet, while income and cash flow items are translated at the average rate of exchange in effect for the relevant period.

        The chart below shows the monthly rates used to translate our U.K. and European operations over the last year:

  Translation risk on net assets

        We hold significant assets in the United States, United Kingdom and Continental Europe, and we have in the past used either forward foreign currency exchange contracts or local currency debt to hedge translation risk on our net assets. Since 2004, we have not engaged in the use of forward foreign currency exchange contracts for the purpose of hedging translation risk, although we may in the future enter into other similar arrangements when we believe it appropriate. We use local denominated debt externally provided by third parties, in various forms and to various levels, to hedge the exchange rate risks. Since 2000, following the sale of British Aluminium, we had a disproportionate amount of external debt in the United Kingdom, leading to an imbalance in the net assets by economic region. In June 2011, however, our new financing facilities enabled us to allocate external debt levels between the United States and United Kingdom in a more appropriate manner, replacing the internal debt structure. The net assets employed in North America, Continental Europe and the United Kingdom were $19.7 million, $26.8 million and $14.0 million respectively as of December 31, 2011. Of the $19.7 million net assets in North America, $22.0 million relates to goodwill with a functional currency of pound sterling, the functional currency of the holding company, Luxfer Holdings PLC, following the transition to IFRS. Following the change in presentation currency to U.S. dollars, we are now exposed to translation risk on this amount. In addition, there is goodwill with a functional currency of pound sterling of $13.7 million in the United Kingdom. The change in presentation currency to U.S. dollars means that we are also exposed to translation risk on this amount. Net assets in other regions only totaled $4.3 million and therefore were not a significant risk. We did have internal debt arrangements, which re-allocated the funding between the United Kingdom and United States to enable adequate funding of our operations in the United States, but such arrangements are eliminated on consolidation and therefore have no hedging effect at a group level. Depreciation of the U.S. dollar compared to the pound sterling positively impacts the value of our assets that are exposed to translation risk as reported in U.S. dollars in our consolidated financial statements and, conversely, the appreciation of the U.S dollar has a negative impact on the value of those assets.

        In 2011, the U.S. dollar weakened by approximately 4% against pound sterling and by approximately 6% against the euro, compared to 2010. These movements in conjunction with exchange rate movements of our other overseas investments, which are principally denominated in Czech koruna, Chinese renminbi and Australian dollars, decreased our consolidated total assets by $4.3 million. The exchange rate movements also increased our consolidated total liabilities by $1.2 million and, as a result, we recorded a consolidated translation loss of $5.5 million for 2011, which we reported in our SOCI. As of December 31, 2011, we estimate that a 10% appreciation in the U.S. dollar against the other currencies of our operations would have decreased the value of our consolidated net assets by approximately $6.7 million.

  Translation risk on revenues and operating profits

        The impact of changes in exchange rates on our reported revenue and operating profit is dependent on changes in average exchange rates in one year when compared to another. The chart above plots the pound sterling and euro exchange rates against U.S. dollars. The table below shows the impact of such shifts in average exchange rates had on our financial results. On average, the translation exchange rate was £0.62 per $1 and €0.72 per $1 in 2011.

	Q1 2011	Q2 2011	Q3 2011	Q4 2011	FY 2011
	(in $ millions)
All currencies—translation impact—gain/(loss)
Revenue	$2.1	$5.6	$2.0	$0.2	$9.9
Operating profit	0.2	0.5	0.1	—	0.8

        The table above also indicates the impact of movements in the exchange rate of pound sterling, the euro and other currencies against the U.S. dollar for 2011. We estimate that a 10% appreciation in the U.S. dollar against the other currencies of our operations in 2011 would have decreased our operating profit by approximately $2.3 million.

  Hedging of currency translation risk

        The gains and losses arising from our exposure to movements in foreign currency exchange rates are recognized in the SOCI.

        We cannot easily hedge the impact of translation risk on our operating profits, but we are able to hedge the translation risk on our overseas net assets. The two common methods are through either bank borrowing denominated in the foreign currency or use of forward foreign currency exchange contracts. We have hedged this risk through bank borrowings denominated in the same currencies as the net assets they help to fund. We can draw down amounts under our new Revolving Credit Facility and Term Loan in U.S. dollars, pound sterling and euro. In the past we were also able to draw down our Previous Credit Facility in U.S. dollars, pound sterling and euro, but our Senior Notes due 2012 were all denominated in pound sterling. As of December 31, 2010, we had drawn down $10.2 million under our Previous Credit Facility in U.S. dollars and the pound sterling denominated Senior Notes due 2012 were equivalent to $106.5 million, which was $60.8 million more than the net liabilities denominated in pound sterling. As of December 31, 2011, and following the refinancing completed on the June 15, 2011, we had $91.1 million of debt denominated in U.S. dollars and $45.5 million denominated in pound sterling. We have on occasion also used forward foreign currency exchange contracts to hedge this exposure. However, this approach is less desirable than the use of bank debt because it requires the cash settlement of the contracts, which exposes us to an additional cash flow risk. As a result, we have not used such hedges in recent years. We also report any gains and losses on hedging instruments in the SOCI, offsetting the exchange movements on overseas net assets.

  Currency transaction risk

        In addition to currency translation risk, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or sales transaction in a currency other than its functional currency. Matching sales revenues and costs in the same currency reduces currency transaction risk.

        Our U.S. operations have little currency exposure, as most purchases, costs and revenues are denominated in U.S. dollars. In our U.K. operations, purchases of raw materials and sales are conducted in a large number of countries and in differing currencies, while other operating costs are generally incurred in pound sterling, resulting in exposure to changes in foreign exchange rates. For example, purchases of raw materials are denominated principally in U.S. dollars, and a large portion of our sales by U.K. operations are in euros.

        The analysis of our revenues by destination and origin, as shown in the chart above, demonstrates that, although 37% of our product sales revenue originates from manufacturing facilities in the United Kingdom, only 12% of our revenues are derived from sales to customers within the United Kingdom. The remaining percentage of revenues is generated from exports outside the United Kingdom. We sold 23% of our products into the countries that have adopted the euro, but we only manufactured 6% of our goods in the euro-zone. As a result, movement in the exchange rate between the euro and the pound sterling is our largest currency transaction risk. We estimate the net exposure to the euro between sales and purchases equates to a gross profit exposure varying between €50 million and €60 million a year, fluctuating due to changes in sales, which will vary due to market demand factors. The geographic sales analysis shows that the U.S. dollar is another potential source of currency transaction risk for our U.K. operations, with sales of products denominated in U.S. dollars extending beyond North America, as many of our sales to Asia are also priced in U.S. dollars. The U.K. operations are exposed to a translation risk, with export sales being priced in U.S. dollars, and have an estimated $20 million net sales risk per annum. We manage transaction risk on the sales and purchase cash flows separately, using separate sell and buy forward currency contracts, rather than on a net basis.

  Hedging of currency transaction risk

        To mitigate our exposure to currency transaction risk, we operate a policy of hedging all contracted commitments in foreign currency, and we also hedge a substantial portion of non-contracted forecast currency receipts and payments for up to twelve months forward.

        Where no natural hedge exists, all firm contracted commitments and a portion of non-contracted forecast receipts and payments denominated in foreign currencies are hedged by means of forward foreign currency exchange contracts. We base our decision to hedge against non-contracted amounts based on the nature of the transaction being hedged and the volatility of currency movements, among other factors. For example, we cover a lower percentage of our forecast exposure in the case of businesses with relatively few long-term sales contracts.

        As of December 31, 2011, we held various foreign currency exchange contracts designated as hedges in respect of forward sales for U.S. dollars, euros, Australian dollars and Japanese yen for the receipt of pound sterling. We also held foreign currency exchange contracts designated as hedges in respect of forward purchases for U.S. dollars and euros by the sale of pound sterling. The contract totals in pound sterling, range of maturity dates and range of exchange rates are disclosed below:

2011 Sales hedges
	U.S. dollars	Euros	Australian dollars	Japanese yen
Contract totals/£M	40.6	26.8	N/A	N/A
Maturity dates	01/12 to 03/13	01/12 to 12/12	N/A	N/A
Exchange rates	$1.5434 to $1.6450	€1.1120 to €1.1945	N/A	N/A

Purchase hedges
	U.S. dollars	Euros	Australian dollars	Japanese yen
Contract totals/£M	24.6	N/A	N/A	N/A
Maturity dates	01/12 to 01/13	N/A	N/A	N/A
Exchange rates	$1.5425 to $1.6438	N/A	N/A	N/A

        The fair value of the above hedges was $1.6 million as of December 31, 2011. Under "International Accounting Standard 39—Financial Instruments: Recognition and Measurement," a gain of $1.2 million has been deferred from recognition in our consolidated income statement until 2012, because it relates to effective hedges against forecasted sales and purchases in 2012. We disclose the amount deferred separately under hedging reserve in our consolidated balance sheet.

Effect of Commodity Price Movements on Results of Operations

  Commodity price risk

        We are exposed to commodity price risks in relation to the purchases of our raw materials. The raw materials we use include primary magnesium, rare earth metals and chemical compounds, zircon sand, zirconium oxychloride intermediates and other chemical inputs like soda ash for the Elektron division and primary aluminum and carbon fiber for the Gas Cylinders division. All of these raw materials have increased in price over the last few years, many of them substantially.

        Although in 2009 some raw materials, such as aluminum, fell slightly in cost, others such as chemical costs increased further and the total net result was only a small cost saving of $0.2 million over the previous year. In 2010, costs in the first half of the year were favorable compared to the first half of 2009 by $4.9 million. In the second half of 2010, the cost of aluminum, magnesium and other materials rose significantly, an increase of $3.4 million compared to the same period in 2009, resulting in the overall costs for 2010 being only $1.5 million less than 2009. In 2011, total raw material cost increases potentially represented nearly $80.5 million in additional costs, and the impact on our gross margins might have been more substantial, but for operational improvements that produced efficiency gains, which, coupled with some gains from buying raw materials forward, reduced the material cost impact to $69.2 million. Where feasible, we sought to buy materials forward to provide customers with more stable pricing and guarantee supply on a quarterly basis, as well as to stabilize the margin impact. Additional surcharges of $66.4 million were levied on customers for the increased costs of rare earth chemicals and the cost of financing them in our supply chain, including holding strategic inventory levels to guarantee supply as Chinese export-quota restrictions tightened. This required us to work closely with our customers to navigate the challenges created by the rare earth pricing bubble. Cerium carbonate is used by our Elektron division in the manufacture of our zirconium auto-catalysts, along with other rare earth chemicals used in a range of zirconium and magnesium products. Cerium carbonate prices increased dramatically during the year, peaking at a high of $270 per kilogram by the middle of 2011 before falling back later in the year. This peak can be compared to $5 to $10 per kilogram prices less than a year earlier. As well as rare earths, primary aluminium, magnesium and zircon sand costs also increased. The average LME price for aluminum was $2,419 per metric ton in 2011, compared to $2,198 per metric ton in 2010. Magnesium costs rose, with the average price of Chinese magnesium on a free on board basis rising to $3,112 per metric ton, compared to $2,831 per metric ton in 2010. Zircon sand prices also increased, with an increase from $1,250 per metric ton on average in the fourth quarter of 2010 to $2,750 per metric ton in the fourth quarter of 2011, along with various bulk chemicals we use. In aggregate, through a combination of pricing and surcharges, we were able to recover the total impact of the various commodity cost increases we faced in 2011. In the first half of 2012 most commodity prices have stabilized, with some fall in aluminum and a significant fall in cerium carbonate, which fell back to approximately $45 per kg at the end of the period.

        We estimated that we achieved cost savings on utilities costs in 2009, which offset about half of the cost increases we had to absorb in 2008. In 2010 energy savings initiatives continued, and we generated cost savings of $0.9 million when compared to 2009. Despite our costs saving initiatives, utility costs increased by $1.4 million in 2011 compared to 2010 with the increase in costs being mainly attributable to the higher costs of gas in Europe. We continue to seek further cost savings in this area, especially given the risk of higher water and energy costs in the medium to long-term.

        Primary aluminum is a global commodity, with its principal trading market on the LME. In the normal course of business, we are exposed to aluminum price volatility to the extent that the prices of aluminum purchases are more closely related to the LME price than the sales prices of certain of our products. Our Gas Cylinder division will buy various aluminum alloys, usually in billet form, and the contractual price will include a LME-linked base cost plus a premium for a particular type of alloy. The price of high-grade aluminum, which is actively traded on the LME, has fluctuated significantly in recent years as shown in the LME price graph below. The price remains volatile and difficult to predict. Since aluminum is the Gas Cylinders division's largest single raw material cost, these fluctuations in the cost of aluminum can affect this division's and our financial results. In order to help mitigate this exposure, we have in the past entered into LME-related transactions in the form of commodity contracts with what we believe are creditworthy counter-parties. From January 2009, we began to order a certain amount of our aluminum billet purchases on a forward fixed price, avoiding or reducing the need to use financial instruments to hedge our price exposure.

        The three-month LME price for primary aluminum was as follows from January 1, 2008 through December 31, 2011:

Source: London Metal Exchange

        We estimate that changes in the LME price of aluminum will normally take approximately three months to impact our reported costs of sales and operating profits. As a result, for example, the price decrease experienced from the first quarter of 2009 decreased costs charged to our results of operations during second quarter of 2009, and the price increase experienced from the third quarter of 2009 increased costs charged to our results of operations during the last quarter of 2009. This delay is due to contractual arrangements and movements through inventory delaying the impact. At the end of 2008, we held unusually high levels of stock that we purchased in the last half of 2008 when the prices were relatively high. We consumed this stock in the first half of 2009, which, year on year, meant that metal prices were lower in the first half of 2010 than in 2010 overall. This pattern was reversed in the second half of the year with the replenishment of metal stock in 2009 being at a much lower unit cost than that purchased and used in the second half of 2010. Overall, we benefitted by a $0.8 million reduction in purchase costs in 2010 over 2009. The increase in aluminum costs in the second half of 2010 continued into 2011 with the average three month LME cost of primary aluminum being 10.0% higher in 2011 compared to 2010. The higher base cost increased our aluminum purchase costs by $2.6 million in 2011 compared to 2010. Based on the average LME purchase cost of aluminum, net of any fixed priced agreements and hedging instruments, we estimate the LME base cost was $2,405 per metric ton in 2011, $2,088 per metric ton in 2010 and $1,922 per metric ton for 2009.

        There is no similar financial market to hedge magnesium, zirconium raw materials or carbon fiber, and prices for these raw materials have also increased substantially in recent years. To help mitigate these risks, we have a number of fixed-price supply contracts for these raw materials, which limit our exposure to price volatility over a calendar year. However, we remain exposed over time to rising prices in these markets, and therefore rely on the ability to pass on any major price increases to our customers in order to maintain our levels of profitability for zirconium- and magnesium-based products. We have also in the last few years, when we felt it was appropriate, made additional physical purchases of magnesium and some rare earth chemicals to delay the impact of higher prices, but this has had a cash flow impact, leading to greater utilization of our revolving credit bank facilities. Also, the cost of magnesium in the United States has risen and remained fairly high, even though the cost of magnesium from China has fallen. This is due to the protection of the U.S. market from Chinese imports through anti-dumping tariffs.

        Ultimately we aim to recover all our raw material cost increases through adjustment to our sales prices. However, for aluminum costs, we can utilize the LME financial derivative contracts and fixed price forward purchase orders over a one to two year period to mitigate shorter term fluctuations and protect us in the short term as we renegotiate sales prices with customers.

  Hedging of aluminum metal price risk

        Based on current sales mix between composite and aluminum cylinders, we expect that our gas cylinders operations will need to purchase approximately 10,000 to 14,000 metric tons of primary aluminum each year, in various sizes of billet and various types of alloy, and that another approximately 1,250 metric tons per year of various forms of fabricated sheet aluminum will be purchased for use in our Superform and composite cylinder production processes. Normally, the division will recover approximately 2,500 to 3,500 metric tons per year of scrap in the gas cylinder production process and would expect to be able to sell this scrap into the market at prices linked to the LME prices. Over time, we have also aimed to recover cost increases via sales price increases, and use any LME hedging or fixed priced supply contracts only to protect margins for the next 12 to 18 months.

        In 2011, approximately 30% of our price risk on primary aluminum costs was covered with LME hedges and physical forward fixed priced purchase contracts. At the start of 2012, we estimated we have fixed priced purchase contracts covering approximately 25% of our main primary aluminum requirements and LME derivative contracts covering approximately 15%. Fixed priced supply contracts are a preferred method of reducing the fluctuation in aluminum costs, because it avoids the credit risks associated with LME contracts. We have, however, negotiated adequate hedging facilities with the banks that provided the bank facilities through separate credit lines. We have used a mixture of fixed priced supply contracts and LME derivative contracts to provide protection against price volatility. Together, we estimate we have 50% of our forecasted price risk of aluminum covered by these arrangements for 2012 and 2013. In addition we have some protection through wider priced collar derivatives for 2012, to protect ourselves from more extreme price movements. These collar arrangements cover approximately 25% of our 2012 price risk for aluminum.

        Our hedging policy is designed to enable us to benefit from a more stable cost base. The effect of fixing forward and of the LME-related transactions we enter into is to mitigate the unfavorable impact of price increases on aluminum purchases. Under IFRS-IASB, similar to the treatment of derivative financial instruments used to hedge foreign currency risk, the change in the fair value of the LME contracts that relate to future transactions is deferred and held in an equity hedging reserve account. Gains and losses derived from such commodity contracts are reflected in the cost of goods sold when the underlying physical transaction takes place. The LME contracts we had at the end of 2011 had a mark-to-market loss of $0.5 million, which was deferred and included in the equity hedging reserve account. We had no hedge transactions in 2010.

        Our hedging policy aims to achieve protection against our calculated exposure to metal price volatility for a full calendar year by the end of the immediately preceding year. We use our hedging policy to minimize risk rather than to engage in speculative positions on the underlying commodity. Although this may result in losses on hedged positions, the downside risk of un-hedged exposure to aluminum prices can be far greater. If we did not hedge our aluminum exposure and were unable to pass additional costs onto customers, we estimate, based on a price exposure on 10,000 metric tons, that a $100 annual increase in the price of aluminum on the LME would result in a $1.0 million adverse effect on our full year operating profit.

Effect of Interest Rate Movements

  Interest Rate Risk

        We are exposed to market risks related to floating interest rates on part of our indebtedness. As a result of this exposure, we sometimes used to hedge interest payable under our floating rate indebtedness based on a combination of forward rate agreements, interest rate caps and swaps. There were no fixed rate interest agreements in place at December 31, 2010 and December 31, 2011.

        On May 13, 2011, we entered into the Senior Facilities Agreement and Note Purchase Agreement, providing a variable interest rate Term Loan and Revolving Credit Facility and fixed rated Loan Notes due 2018. This debt was all drawn down on June 15, 2011. The Loan Notes due 2018 have a $65 million principal amount a fixed rate of interest of 6.19%. The Term Loan and Revolving Credit Facility have variable interest rates linked to LIBOR (or, in the case of euro loans, EURIBOR). These new facilities were used to repay all the previous debt. As of December 31, 2011, we had $71.6 million of debt subject to variable rate interest charges. Based on this level of debt and assuming the Term Loan and Revolving Credit Facility were outstanding for the year ended December 31, 2011, a 1% increase in variable interest rates would have increased our annual interest cost by $0.7 million.

Business

        We are a global materials technology company specializing in the design, manufacture and supply of high-performance materials, components and gas cylinders to customers in a broad range of growing end-markets. Our key end-markets are environmental technologies, healthcare technologies, protection and specialty technologies. Our customers include both end-users of our products and manufacturers that incorporate our products into their finished goods. Our products include specialty chemicals used as catalysts in automobile engines to remove noxious gases; corrosion, flame and heat-resistant magnesium alloys used in safety-critical, aerospace, automotive and defense applications; photo-sensitive plates used for embossing and gold-foiling in the luxury packaging and greetings card industries; high-pressure aluminum and composite gas cylinders used by patients with breathing difficulties for mobile oxygen therapy, by firefighters in breathing apparatus equipment and by manufacturers of vehicles that run on CNG; and metal panels that can be "superformed" into complex shapes to provide additional design freedom for a wide variety of industries, including aerospace, high-end automotive and rail transportation.

        Our area of expertise covers the chemical and metallurgical properties of aluminum, magnesium, zirconium, rare earths and certain other materials, and we have pioneered the application of these materials in certain high-technology industries. For example, we were the first to develop and patent a rare earth containing magnesium alloy (EZ33A) for use in high-temperature aerospace applications such as helicopter gearboxes; we are at the forefront of the commercial development of zirconia-rich mixed oxides for use in automotive catalysis; we were the first to manufacture a high-pressure gas cylinder out of a single piece of aluminum using cold impact extrusion; and we developed and patented the superforming process and the first superplastic aluminum alloy (AA2004) and were the first to offer superformed aluminum panelwork commercially. We have a long history of innovation derived from our strong technical base, and we work closely with customers to apply innovative solutions to their most demanding product needs. Our proprietary technology and technical expertise, coupled with best-in-class customer service and global presence provide significant competitive advantages and have established us as leaders in the markets in which we operate. We believe that we have leading positions, technically and by market share, in key product areas, including magnesium aerospace alloys, photo-engraving plates, zirconium chemicals for automotive catalytic converters and aluminum and composite cylinders for breathing applications.

        We have always recognized the importance of research in material science and innovation in the development of our products, collaborating with universities around the world and our industry business partners and customers. Some of our key new development projects with our business partners include working within the Seat Committee of the U.S. Federal Aviation Administration and several aircraft seat manufacturers to introduce lightweight seats containing magnesium alloys into civil aircrafts; with the benefit of funding from the U.S. Army Research Labs, developing a magnesium alloy for use as lightweight armor plates on personnel carriers, which funding will also support our internal development of commercial production capabilities for the alloy; the Intelligent Oxygen System, or IOS, developed in consultation with BOC Linde to deliver medical oxygen; a bio-absorbable magnesium alloy developed for a biotechnology customer for use in cardiovascular applications; utizing our large alternative fuel cylinder technology, the development of bulk gas transportation modules to facilitate the capture and transport of gases; and catalytic material developed jointly with Rhodia to meet the anticipated needs of automotive manufacturers for more effective diesel catalysis to satisfy new environmental regulations as they come into effect in Europe and the United States.

        We have a global presence, employing approximately 1,630 people on average in 2011, and operating 16 manufacturing plants in the United Kingdom, United States, Canada, France, the Czech Republic and China. We also have joint ventures in Japan and India. Our total revenue, Adjusted EBITDA and profit for the period in the first six months of 2012 were $267.1 million, $43.5 million and $22.0 million, respectively. Our total revenue, Adjusted EBITDA and profit for the year in 2011 were

$510.8 million, $80.5 million and $43.4 million, respectively. See "Summary—Summary Consolidated Financial Data" for the definition of Adjusted EBITDA and reconciliations to profit for the year. In 2011, we manufactured and sold approximately 16,000 metric tons of our magnesium products, approximately 3,400 metric tons of our zirconium products and approximately 2.3 million gas cylinders. For a breakdown of our total revenue in 2011, 2010 and 2009 by geographic origin, see "Note 2—Revenue and segmental analysis" to our audited consolidated financial statements.

        Our company is organized into two operational divisions, Elektron and Gas Cylinders, which represented 56% and 44%, respectively, of our total revenue in 2011.

  Elektron

        The Elektron division focuses on specialty materials based on magnesium, zirconium and rare earths. Within this division, we sell our products through two brands. Under our Magnesium Elektron brand, we develop and manufacture specialist lightweight, corrosion-resistant and flame-resistant magnesium alloys, extruded magnesium products, magnesium powders, magnesium plates and rolled sheets and photo-engraving plates for the aerospace (lightweight alloys and components), automotive (lightweight alloys and components), defense (powders for countermeasure flares) and printing (photo-engraving sheets) industries. Under our MEL Chemicals brand, we develop and manufacture specialty zirconium compounds for use in automotive applications (exhaust catalysts), electronics (ceramic sensors), structural ceramics (dental crowns), aerospace (thermal barrier coatings) and chemical synthesis (industrial catalysts).

  Gas Cylinders

        The Gas Cylinders division focuses on products based on aluminum, composites and other metals using technically advanced processes. Within this division, we sell our products through two brands. Under our Luxfer Gas Cylinders brand, we develop and manufacture advanced high-pressure aluminum and composite aluminum/carbon fiber gas containment cylinders for use in healthcare (oxygen), breathing apparatus (air), electronics (industrial gas), fire-fighting (carbon dioxide) and transportation (CNG) applications. Under our Superform brand, we design and manufacture highly complex shaped, sheet-based products for a wide range of industries, including aerospace (engine air intakes), specialist automotive (body panels and door inners), rail transport (train fronts and window frames) and healthcare (non-magnetic equipment casings).

Our End-Markets

        The key end-markets for our products fall into four categories:

  •
  Environmental technologies:  we believe many of our products serve a growing need to protect the environment and conserve its resources. Increasing environmental regulation, "green" taxes and the increasing cost of fossil fuels are driving growth in this area and are expected to drive growth in the future. For example, our products are used to reduce weight in vehicles improving fuel efficiency, in catalytic converters in automotive engines, removing noxious gases and to remove heavy metals from drinking water and industrial effluent.

  •
  Healthcare technologies:  we have a long history in the healthcare end-market, and see this as a major growth area through the introduction of new product technologies. Our products, among other applications, contain medical gases, are featured in medical equipment and are used in medical treatment. For example, our more recent innovations include the lightweight IOS medical oxygen delivery system featuring our patented L7X higher-strength aluminum alloy and carbon composite cylinders integrated with our patented SmartFlow valve-regulator technology.

  •
  Protection technologies:  we offer a number of products that are used to protect individuals and property. Principal factors driving growth in this end-market include increasing societal expectations regarding the protection of individuals and armed forces personnel, tightening health and safety regulations and the significant cost of investing in and replacing technologically-advanced military property. Our products are used in the protection of emergency services personnel, the protection of military vehicles, aircraft and personnel. For example, we manufacture ultra-lightweight breathing-air cylinders that lighten the load on emergency services personnel working in dangerous environments.

  •
  Specialty technologies:  our core technologies have enabled us to exploit various other niche and specialty markets and applications. Our products include photo-engraving plates and etching chemicals used to produce high-quality packaging, as well as cylinders used for high-purity gas applications, beverage dispensing and leisure applications such as paintball.

Our Strengths

        Market leading positions.    We believe all of our main brands, Magnesium Elektron, MEL Chemicals, Luxfer Gas Cylinders and Superform, are market leaders and strive to achieve best-in-class performance and premium price positions. We believe we are the leading manufacturer in the western world of high-performance magnesium alloys, powders, plates, and rolled sheets used in the aerospace, defense, and photo-engraving industries. We believe we are a leading manufacturer of specialty zirconium compounds for use in the global market for washcoats of catalytic converters in gasoline engine vehicles. In addition, we believe we are (i) the most global manufacturer of high pressure aluminum and composite gas cylinders; (ii) a leading global supplier of cylinders for medical gases, fire extinguishers and breathing apparatus; and (iii) the largest manufacturer of portable high pressure aluminum and composite cylinders in the world. Drawing on our expertise in the metallurgy of aluminum, we invented the superplastic forming process, and we believe we are the largest independent supplier of superplastically-formed aluminum components in the western world.

        Focus on innovation and product development for growing specialist end-markets.    We recognize the importance of fostering the creative ability of our employees and have developed a culture where any employee can take an active involvement in the innovation process. As a result of this culture of ingenuity, we have, in close collaboration with research departments in universities around the world, developed and continue to develop a steady stream of new products, including carbon composite ultra-lightweight gas cylinders, L7X extra high pressure aluminum gas cylinders, fourth generation (G4) doped zirconium chemicals for automotive and chemical catalysis, Isolux zirconium-based separation products used in water purification and ELEKTRON magnesium alloys for advanced aerospace and specialty automotive applications.

        We have benefited and expect to continue to benefit from growth in demand in each of our key end-markets. Our product development is focused mainly on environmental, healthcare and protection technologies. Demand for these specialist technologies is increasing due to the growing focus on protecting the environment and conserving its resources, finding better healthcare solutions and providing maximum protection for people and equipment. Tightening emission controls for the aerospace, automotive and chemical industries, increasing demand for lightweight materials to improve fuel economy and the use of increasingly sophisticated catalytic chemistry to convert harmful emissions have also led to a number of significant new product development opportunities in our environmental end-markets. Additionally, given favorable end-market dynamics including aging populations in the world's developed economies, along with increasing awareness of the importance of good healthcare in emerging markets that are driving an increase in the use of various medical technologies and applications, including oxygen therapy and the treatment of cardiovascular diseases, we have targeted new product development in the healthcare end-market. Protection technologies are also an important area for us, supported by increased demand for protection equipment after the terrorist attacks of 9/11.

        Strong technical expertise and know-how.    Our highly qualified and experienced metallurgists and engineers collaborate closely with our customers to design, develop and manufacture technically complex products. This technical expertise enables us to design and manufacture sophisticated materials and components that are embedded in our customers' products and services. To support and sustain such a high level of technological innovation, many of our sales personnel have doctorate degrees, and our product development departments work closely with our sales departments, often reporting directly to the relevant sales director. This structure enables us to provide high quality technical support to our customers and ensure that product development is closely linked to end-market requirements. This high level of integration into our customers' supply chains and their research and development functions constitutes a significant competitive advantage over new market entrants, particularly when matched by best-in-class customer service and on-going technical support.

        We specialize in advanced materials where our expertise in metallurgy and material science enables us to develop products and materials with superior performance to satisfy the most demanding requirements in the most extreme environments. We design some products to withstand temperatures of absolute zero and others to withstand contact with molten steel. We produce sheet materials that operate in a complete vacuum and cylinders that safely contain gases at over 300 atmospheres of pressure. Our technical excellence is driven in part by safety-critical products, including aerospace alloys and high-pressure gas cylinders, that are subject to extensive regulation and are approved only after an extensive review process that in some cases can take years. Further, we benefit from the fact that a growing number of our products, including many of the alloys and zirconium compounds we sell, are patented.

        Diversified blue chip customer base with long-standing relationships.    We have developed and seek to maintain and grow our long-term and diverse customer base of global leaders. We put the customer at the heart of our strategy and we have long-standing relationships with many of our customers including global leaders such as 3M, Air Liquide, Aston Martin, BAE Systems, BASF, BOC Linde, Bombardier, Esterline, Honeywell, Johnson Matthey, MSA, Tyco, Umicore and United Technologies. Our businesses have cultivated a number of these relationships over the course of many decades. The diversity and breadth of our customer base also mitigates the reliance on any one customer. In 2011, our ten largest customers represented 39% of our total revenue. In 2011, our ten largest customers for the Elektron division represented 54% of its revenue, and our ten largest customers for the Gas Cylinders division represented 45% of its revenue.

        Resilient business model.    Although the recent downturn in the global economy represented one of the most challenging economic environments for manufacturers in decades, our operating profit rebounded in 2010 by 64% as compared to 2009 to $44.9 million, and further increased in 2011 by 47% to $66.2 million. Notwithstanding the downturn, in 2009, we generated cash and made a net profit every quarter. We have protected our margins to a large extent by successfully passing on to customers increases in raw material cost and overhead expense. We have also increased our margins over time by (i) disposing of low margin and cash intensive operations such as the Elektron division's magnesium and zinc die casting operations in 2006, and the BA Tubes aluminum tubes business in 2007; (ii) increasing our focus on high-performance value-added product lines and markets; and (iii) investing in automation and operational efficiencies at our manufacturing facilities. Our return on sales ratio, which is operating profit divided by sales revenue, was 8.3% in 2008, fell only to 7.4% during the 2009 economic downturn and improved to 11.1% in 2010 and 13.0% in 2011.

        Highly experienced and effective management team.    We are led by an experienced executive management board, many of whom have been with us since Luxfer Holdings PLC was formed in 1998, which followed the management buy-in (the "Management Buy-In") of certain downstream assets of British Alcan in 1996. Our current executive management board has played a significant role in developing our strategy and in delivering our stability and growth in recent years. We also highly value the quality of our local senior management teams and have recruited highly experienced managing directors for each of our business streams. Each of the managing directors for our business streams has been in their current roles for at least five years and has substantial industry experience. Our board of directors actively supports our business and contributes a wealth of industrial and financial experience.

Our Business Strategy

        Our business strategy is underpinned by the "Luxfer Model" which consists of five key themes:

  •
  Maintaining technical excellence relating both to our products and to the processes needed to make them

  •
  Building and maintaining strong, long-term customer relationships

  •
  Selling high performance products into specialty markets that require products with high technology content where customers are willing to pay premium prices

  •
  A commitment to innovation of products that are well-equipped to address opportunities created by heightened chemical emissions controls, global environmental concerns, public health legislation and the need for improved protection technology

  •
  Achieving high levels of manufacturing excellence by improving processes and reducing operating costs, thus insulating us against competitors in low labor cost economies

        Each of our businesses has developed a strategic roadmap, based on a balanced scorecard methodology and driven by the Luxfer Model. These strategic roadmaps contain business-specific initiatives, actions and measures necessary to guide the businesses towards achieving financial objectives set by our board of directors. With the Luxfer Model as its backbone, our company-wide strategy includes the following key elements:

        Continued focus on innovation, R&D and protection of intellectual property.    We have always recognized the importance of research in material science and innovation in the development of our products. We plan to continue this history of innovation through investment in our own research and development teams, as well as through extensive collaboration with universities, industry partners and customers around the world. Further, given the high level of research and development and technology content inherent in our products, we intend to aggressively protect our inventions and innovations by patenting them when appropriate and by actively monitoring and managing our existing intellectual property portfolio.

        Increase the flow of innovative, higher value-added products targeting specialist markets.    We plan to continue to focus on high growth, specialist end-markets, including environmental, healthcare and protection technologies. In response to increasing demand in these markets for higher value-added products, we plan to utilize our metallurgical and chemical expertise to develop new products and applications for existing products in these markets. We also seek to identify alternative applications for our products that leverage the existing capabilities of our products and our existing customer base.

        Enhance awareness of Luxfer brands.    We intend to maintain and improve global awareness of our four brands: Magnesium Elektron, MEL Chemicals, Luxfer Gas Cylinders and Superform. Our efforts will include promoting our leading technologies at trade shows, industry conferences and other strategic forums. We also plan to expand our online presence by maximizing the visibility and utility of our website. Whenever possible, we insist that our corporate logos are visible on products sold by our customers, especially products such as medical cylinders that remain in active circulation and tend to be widely visible in the public domain.

        Focus on continued gains in operational and manufacturing efficiencies.    We plan to continuously improve operational and manufacturing efficiencies, investing in modern enterprise resource planning systems and using external auditors to measure our performance against rigorous, world-class standards. In order to do so, we seek to continuously find ways to automate our processes to provide protection against competition based in low labor-cost economies. While we plan to maintain our focus on ways to reduce our operational and manufacturing costs, we also seek to modernize machinery and equipment at minimal costs when necessary to prevent bottlenecks in the manufacturing process.

        Selectively pursue value-enhancing acquisitions.    We have undertaken several successful complementary acquisitions over the past fifteen years, and we believe there will be opportunities to pursue synergistic acquisitions at attractive valuations in the future. We plan to assess these opportunities with a focus on broadening our product and service offerings, expanding our technological capabilities and capitalizing on potential operating synergies.

Our Business Divisions

        We are organized into two operational divisions, Elektron and Gas Cylinders. The following table illustrates the revenue and trading profit of each division in 2011, 2010 and 2009.

	Year Ended December 31, 2011
	Revenue		Trading Profit(1)
	Amount	Percentage	Amount	Percentage
	(in $ millions)	(%)	(in $ millions)	(%)
Elektron	$287.5	56.3%	$54.1	82.0%
Gas Cylinders	223.3	43.7%	11.9	18.0%

	Year Ended December 31, 2010
	Revenue		Trading Profit(1)
	Amount	Percentage	Amount	Percentage
	(in $ millions)	(%)	(in $ millions)	(%)
Elektron	$203.5	50.5%	$33.5	73.3%
Gas Cylinders	199.2	49.5%	12.2	26.7%

	Year Ended December 31, 2009
	Revenue		Trading Profit(1)
	Amount	Percentage	Amount	Percentage
	(in $ millions)	(%)	(in $ millions)	(%)
Elektron	$184.8	49.8%	$23.3	82.0%
Gas Cylinders	186.5	50.2%	5.1	18.0%

(1)
Trading profit is defined as operating profit before restructuring and other income (expense). Trading profit is the "segment profit" performance measure used by our chief operating decision maker as required under IFRS 8 for divisional segmental analysis. See "Note 2—Revenue and segmental analysis" to our audited consolidated financial statements.

Elektron Division

        Our Elektron division sells products under two brands: Magnesium Elektron and MEL Chemicals. The Elektron division represented 56.3% and 82.0% of our total revenue and trading profit,

respectively, in 2011. The table below provides a summary of the products, applications and principal markets and illustrative customers and end-users within each brand in the Elektron division.

Products	Application/principal markets supplied	Illustrative customers and end-users
Magnesium Elektron:
Magnesium alloys	Aerospace and specialist automotive	United Technologies, Fansteel-Wellman, Boeing, Lockheed Martin
Magnesium powders	Defense (anti-tank practice rounds, sea water batteries and decoy flares)	Esterline, Chemring
Fabricated products, sheets and plates	Automotive Photo-engraving	Volkswagen Hallmark
MEL Chemicals:
Zirconium compounds	Automotive (catalytic converters)	Umicore, BASF, Johnson Matthey
	Electro-ceramics (oxygen sensors, capacitors, microwave relays)	Bosch, EPCOS
	Engineering ceramics Aerospace ceramics Chemical synthesis Fuel cells Refinery catalysis Reflective coatings	HiTech Sulzer Metco BASF SOFCPower UOP (Honeywell) 3M

        The principal geographic markets for the Elektron division are Europe and North America and the percentage of revenue by geographic destination and geographic origin and by key end-markets in 2011 is shown below:

Elektron Division—Revenue by Geographic Destination
2011

Geographic Region	Percentage of Elektron Revenue
North America	42%
Euro zone	22%
Asia Pacific	12%
Other Europe	4%
United Kingdom	7%
South & Central America	6%
Africa	7%

 Elektron Division—Revenue by Geographic Origin
2011

Geographic Region	Percentage of Elektron Revenue
United States	52%
United Kingdom	40%
Other Europe	8%

Elektron Division—End-Market Sales Analysis
2011

End-Market	Percentage of Elektron Revenue
Environmental:
Aerospace—Lightweight Materials	8%
Automotive—Catalysis	39%
Automotive—Lightweight Materials	9%
Automotive—Ceramics	5%
Specialty Chemicals	3%

Environmental Total	64%

Healthcare Total	2%

Protection:
Countermeasures	7%
Defense	1%
Ceramics	2%

Protection Total	10%

Specialty:
Graphic Arts	15%
Industrial	6%
Chemicals	2%
Electronics	1%

Specialty Total	24%

  Magnesium Elektron

        We believe we are the leading manufacturer in the western world of high-performance magnesium alloys, powders, plates and rolled sheets used in the aerospace, defense and photo-engraving industries. Magnesium Elektron operates plants in Swinton, United Kingdom, the Czech Republic, numerous plants in the United States and a plant in Ontario, Canada.

        Magnesium alloys offer significant advantages over aluminum alloys, as they are around a third lighter, while exhibiting similar properties in terms of strength and stability. Customers typically utilize our specialized magnesium alloys when lightweight, high-strength or extreme temperature stability characteristics are important, such as in jet fighters and in helicopter gearboxes, which need to be able to operate at high temperatures and without lubrication in emergency situations.

        We have developed a large percentage of the high-performance magnesium alloys that are available in major markets, including the United States. For example, we have developed 12 of the 18 magnesium alloys approved by the American Society for Testing Material's ("ASTM") Standard Specification for Magnesium-Alloy Sand Castings. In the last 30 years, five out of six new alloys added to the list have been developed and patented by Magnesium Elektron. The ASTM's Standard Specification for Magnesium-Alloy Extruded Bars, Rods, Profiles, Tubes, and Wire lists nine currently used alloys, and Magnesium Elektron has developed five of them. Furthermore, we believe we are the largest manufacturer of atomized magnesium powders in the world. Our magnesium powder manufacturing facilities have been manufacturing ground magnesium powders since 1941 and atomized powders since the 1960s.

        Magnesium Elektron's main products are as follows:

        Magnesium powders.    We are the largest manufacturer of magnesium atomized powders in the western world. These powders are used in military flare and ordnance applications, as a reagent in the pharmaceutical and chemical synthesis process, referred to as the grignard process, and production of specialty metals such as boron and tantalum. These products are manufactured at our Tamaqua, PA, Lakehurst, NJ and Ontario, Canada plants.

        Magnesium alloys and alloy hardeners.    Magnesium Elektron has developed a range of high-performance alloys for use in specialist applications. The magnesium alloys are manufactured in foundries in the Swinton plant and are cast into ingots, billet or rolling slab that are sold to end customers, or are further processed by extrusion and rolling. The alloys each have their own set of unique characteristics and are produced under highly controlled conditions. A range of metals and rare earths are added during the process such as zirconium, yttrium, praseodymium, neodymium and gadolinium. Magnesium alloys have replaced steel and some aluminum alloys in various aerospace applications, such as engine and transmission casings, and specialist automotive applications, such as motor sport engines and transmission parts.

        Magnesium billets, sheets, plates and photo-engraving.    In 2003, we acquired casting, rolling, and finishing facilities from Spectrulite to create a new U.S. company, Magnesium Elektron North America ("MENA"). This operation supplies magnesium battery sheets and coil, photo-engraving sheets and plates and tooling plates produced from cast magnesium rolling slab produced at our Madison, Illinois manufacturing facility, which we believe has the world's largest magnesium rolling mill. We continue to invest in this operation to develop and capitalize on additional growth opportunities. We expanded and strengthened the photo-engraving part of this business in 2007 through the acquisition of Revere, an international photo-engraving business that had worldwide sales coverage and manufacturing facilities in both the United Kingdom and United States. This acquisition strengthened the division's photo-engraving plate business and created certain synergies when we combined the businesses with MENA.

        Refining and recycling.    A significant portion of the magnesium used in the die-casting process can be lost as "process arisings." The division has applied its metallurgical expertise to refine these "process arisings" back into high-quality casting grade metal at a recycling facility in the Czech Republic.

        Our growth strategy for Magnesium Elektron is to build on the strength of the brand name and worldwide reputation for developing and producing high performance magnesium alloys. This includes maintaining a continued focus on developing value-added products leveraging our extensive knowledge in magnesium metallurgy for a number of specialist markets, including the aerospace, defense, medical, high-end graphic arts and consumer packaging markets. Although we ultimately sell tangible products, we believe our customers place significant value on our technical know-how and ability to help them effectively utilize our materials in their products. Our strategy is to patent new materials and sometimes the processes used to make them, when appropriate. In the future, we may also charge a royalty fee for the use of some of our materials (e.g., medical applications), however, we currently price our materials to cover the cost of providing such technical expertise.

        Magnesium Elektron serves a wide range of customers globally and has close and collaborative relationships with its customers. The top ten customers for magnesium products accounted for 20% of the Elektron division's revenue in 2011. Our largest Magnesium Elektron customer accounted for 3% of divisional revenue in 2011.

        Magnesium Elektron competes in various specialist niches, including in the production of military powders and high-performance alloys. Competition is fragmented and varies from sector to sector, and includes competition from Chinese suppliers of magnesium die-casting alloys. We do not normally compete directly against primary magnesium producers, which supply pure magnesium and simple alloys.

        We have a number of patented and off-patent products, which helps us maintain our competitive leverage in the markets we serve. Due to the significant complexity of producing our specific alloys, we believe that competitors are likely to have difficulty manufacturing certain of these alloys even after the patents that protect the composition have expired. Our principal competitor in magnesium powders is ESM, a U.S.-based subsidiary of the German company SKW Stahl-Metallurgie.

  MEL Chemicals

        We believe we are a leader in the manufacture of specialty zirconium compounds. MEL Chemicals chemically-derived zirconium products are more versatile, pure, and suitable for demanding applications than thermally derived products or natural zirconia, thus commanding a significantly higher value-added premium. These are sold in a powder or solution form and have a broad range of applications, including as the wash coats for catalytic converters that remove noxious gases in gasoline engine vehicles, electronics, structural and functional ceramics, paper production, chemical catalysis, solid oxide fuel cells and water purification. Our zirconium products are key components in a range of products, from automotive catalytic converters to microwave telecommunications and back-lighting technology found in mobile phones. MEL Chemicals operates two main manufacturing facilities in Swinton, United Kingdom and in Flemington, New Jersey. We also have a joint venture with Nippon Light Metal in Japan that is primarily devoted to research and analysis.

        The MEL Chemicals manufacturing process uses zircon sand as the base raw material. Zircon sand is a mineral mined predominantly in South Africa, Australia and the United States. Until mid-2003, both the U.S. and U.K. facilities converted zircon sand into zirconium oxide and hydroxides and a wide range of zirconium compounds in a process known as "sand cracking." In 2003, we closed the sand cracking processes in New Jersey and began purchasing intermediate product manufactured in China. A portion of the facility's requirements for intermediate zircon product is now supplied by MEL Chemicals' U.K. facility, currently the only producer outside China and India that cracks zircon sand.

        The zirconium plants use a multi-stage process based on proprietary technology to produce zirconium salts and zirconium oxides, which are differentiated by their chemical purity and physical properties. While zircon sand is the base raw material in the manufacturing process, the division also uses a number of rare earths and commodity chemical products to produce its zirconium compounds. Yttria-stabilized zirconia, for example, exhibits a hardness, chemical inertness, and low heat conductivity that make it suitable in applications as diverse as dentistry and gas turbines.

        The demand for our products is mainly driven by environmental concerns and environmental legislation, since our environmentally-friendly products can replace toxic chemicals in many applications, such as replacing formaldehyde in paper-coating and removing environmental toxins, such as arsenic from waste effluent. We aim to buttress market demand for our products by developing new applications for our zirconium products, which will assist our customers address rising environmental, health and safety concerns in various industries related to chemical emissions, global environmental considerations and public health regulation and legislation. Key growth areas are catalytic applications for emission control systems for automotive and chemical industries, advanced ceramics in electronics and engineering, water purification technologies and biomedical applications.

        With a leading position in the zirconium compounds market, MEL Chemicals has established itself over a number of years as an approved supplier to a number of blue-chip customers. These relationships have, in turn, facilitated the sharing of technical knowledge to develop new products and applications. The top ten customers accounted for 54% of the Elektron division's revenue in 2011. Our largest zirconium customer accounted for 18% of divisional revenue in 2011.

        MEL Chemicals has experienced significant competition in simple zirconium compounds from Chinese suppliers, either directly or through the availability of low cost Chinese zirconium stock to specialist competitors. Markets with relatively low technology needs, such as lead replacement products for paint driers, have low margins due to aggressive pricing by Chinese suppliers who now have a majority share in such low technology markets. Rather than compete in these low margin areas, we have shifted our focus to maintaining our leading technological knowledge, which we market to our clients to develop customized products to match their needs. There are a limited number of direct competitors in these specialized markets, where the products sold are complex chemical compounds with more advanced catalytic, electrical and ceramic properties. In such markets, we compete primarily with Daiichi Kigenso Kagaku Kogyo (DKKK) of Japan, Rhodia of France and Tosoh of Japan.

Gas Cylinders Division

        Our Gas Cylinders division sells products under two brands: Luxfer Gas Cylinders and Superform. The Gas Cylinders division represented 43.7% and 18.0% of our total revenue and trading profit, respectively, in 2011. The table below shows the products, applications and principal markets and illustrative customers and end-users within each brand in the Gas Cylinders division.

Products	Application/principal markets supplied	Illustrative customers and end-users
Luxfer Gas Cylinders:
High-pressure aluminum and composite gas containment cylinders	Medical Beverage Fire extinguisher	BOC Linde, Air Products Coca-Cola, Pepsi Ansul (Tyco), Chubb/Kidde (UTC)
	Fire-fighters breathing apparatus	Scott International (Tyco), MSA, Sperian (Honeywell)
	Industrial gases Scuba Alternative fuels Bulk gas transportation	BOC Linde, Air Liquide XS Scuba Agility Fuel Systems IGX-GTM Technologies
Superform:
Superplastically-formed products	Aerospace	BF Goodrich, Lockheed, BAE Systems, Honeywell
	Automotive	Rolls-Royce (BMW), Aston Martin, Morgan, Bentley (VW)
	Medical	Siemens
	Rail	Bombardier

        The principal geographic markets for the Gas Cylinders division are the United States, Europe and Asia Pacific and the percentage of sales revenue by geographic destination and geographic origin and by end-markets for 2011 is shown below:

Gas Cylinders Division—Revenue by Geographic Destination
2011

Geographic Region	Percentage of Gas Cylinders Revenue
North America	41%
Euro zone	20%
United Kingdom	19%
Asia Pacific	13%
Other Europe	4%
South & Central America	3%
Africa	0%

Gas Cylinders Division—Revenue by Geographic Origin
2011

Geographic Region	Percentage of Gas Cylinders Revenue
United States	52%
United Kingdom	32%
Euro zone	13%
Asia Pacific	3%

Gas Cylinders Division—End-Market Sales Analysis
2011

End-Market	Percentage of Gas Cylinders Revenue
Environmental:
Aerospace—Lightweight Materials	6%
Alternative Fuels	5%
Automotive—Lightweight Materials	6%
Rail—Lightweight Materials	3%

Environmental Total	20%

Healthcare:
Oxygen	20%
Medical Equipment	1%

Healthcare Total	21%

Protection:
SCBA	26%
Fire	11%
Defense	2%
Scuba	2%

Protection Total	41%

Specialty:
Industrial Gases	12%
Other	6%

Specialty Total	18%

  Luxfer Gas Cylinders

        Luxfer Gas Cylinders manufactured and sold approximately 2.3 million cylinders in 2011, making us, we believe, the largest manufacturer of portable high pressure aluminum and composite cylinders worldwide. The business has achieved its leadership position through a long history of innovation and a commitment to setting a leading standard in product specifications and customer service. In 2011, we manufactured gas cylinders at five manufacturing facilities: two in the United States and one each in the United Kingdom, France and China. In 2009, we established our presence in India through a 51% interest in a joint venture with a local business partner based in Delhi. All of our Luxfer Gas Cylinder manufacturing facilities also maintain sales and distribution functions. We have also established sales, distribution and service centers in Australia and Italy.

        Overall growth in the Luxfer Gas Cylinders business has historically been driven by the inherent benefits of aluminum over steel for high pressure cylinders and, in 2011, sales of our aluminum cylinders accounted for approximately 45% of Gas Cylinders divisional revenue. Steel was the first material used for the containment of high pressure gas, but aluminum cylinders have the following recognized benefits:

  •
  Lightweight (up to 40% lighter than steel for most applications);

  •
  Non-corroding and non-reactive (ideal for maintaining gas purity);

  •
  Considered by many to be more cosmetically attractive than steel (desirable for domestic fire extinguishers, medical and scuba applications); and

  •
  Non-magnetic, allowing for safe use near powerful magnets used by some diagnostic equipment.

        Luxfer Gas Cylinders has also led the industry's development of carbon composite cylinders, which include thin-walled aluminum lined cylinders wrapped in carbon fiber and, in 2011, sales of our composite cylinders accounted for approximately 36% of Gas Cylinders divisional revenue. Over the last decade, our composite cylinder business has enjoyed higher growth rates and stronger margins than our aluminum cylinder business. We believe demand for carbon composite cylinders will continue to grow driven by many of the additional benefits of carbon composite cylinders over aluminum and steel, namely the following:

  •
  Carbon composite cylinders are two-thirds lighter than the comparable steel cylinder; and

  •
  High strength-to-weight ratio enabling increased pressure to be used for the same size cylinder, thereby increasing its volume capacity.

        Demand has been driven by increased usage by the emergency services sector which is attracted to the advantages of the lightweight characteristics for life-support applications. Therefore, we see further growth opportunities in composite cylinders and associated new specialty products such as our new IOS medical oxygen delivery package, our SmartFlow flow control device and alternative fuel cylinder technology.

        Luxfer Gas Cylinders has a very broad customer base, both geographically and by number. In total, the top ten customers accounted for 44% of the Gas Cylinder division's revenue in 2011. The division's largest customer accounted for 9% of its revenue in 2011. Customers in certain markets such as the medical, SCBA and fire extinguisher markets tend to be highly concentrated as there are relatively few end-user distributors. Within the SCBA market, we have achieved a very high level of market penetration by providing composite gas cylinders to the three major suppliers to the Western market, which we believe supply approximately 90% of the U.S. market: MSA, Tyco and Sperian (Honeywell).

        Supported by a strong worldwide distribution network, we believe that Luxfer Gas Cylinders is the most global manufacturer of high pressure aluminum and composite gas cylinders worldwide. Over recent years, the high pressure gas cylinder market has been subject to some consolidation. Over the last three years, Worthington Industries, originally a steel cylinder competitor in the United States and Europe, has purchased three U.S. based competitors, the composite cylinder manufacturer SCI and two small aluminum cylinder manufacturers, Piper Metal Forming and Hy-mark Cylinders. Other competitors include Catalina Cylinders, an aluminum cylinder manufacturer in the United States, Faber, a steel and composite manufacturer from Italy, and MES Cylinders, an aluminum cylinder competitor based in Turkey. In the alternative fuel cylinder sector, our main competitor is the Norwegian-owned Hexagon Composites, which produces composite cylinders for CNG-powered vehicles.

        In Asia, the market for aluminum cylinders is less developed and the larger competitors are predominantly steel-focused. Larger manufacturers include Everest Kanto Cylinder, based in India, and Beijing Tianhai Industry, based in China. However, the use of composite cylinders is growing in the Asia Pacific region and competitors are now also manufacturing composite cylinders.

  Superform

        Superform developed the superplastic forming process, wherein controlled heat and air pressure are applied to special aluminum sheets to elongate and form them into complex, bespoke shapes. These light, complex-shaped aluminum and carbon composite components are principally for use in the specialist automotive, electronics, aerospace, medical and rail transportation end-markets. Although superplastically-formed aluminum components are currently a relatively small, niche market, we believe that Superform is the largest independent supplier of such superplastically-formed aluminum components in the western world. Superform has operations in the United Kingdom and the United States.

        Superform uses a proprietary technology that allows it to manufacture aluminum alloy and carbon composite products using superplastic forming techniques, in which special alloys are heated until they display plastic properties and are then molded onto one-sided tools using air pressure. Superform offers customers highly customized project development with the freedom to create complex geometric shapes that conventional stamping equipment cannot produce. Superform's technology is particularly well-suited to the manufacture of low to medium volumes of complex shapes in aluminum and composite materials, where the advantage of low-cost tooling resulting from the low-impact, low-pressure process more than offsets a generally higher component price than alternatives because of the material and length of process. The nature of this precision manufacturing process is conducive to highly machined aerospace and specialty automotive parts. The Superform business is also now offering titanium formings, and is working with the magnesium operations within our Elektron division to develop the market for ultra-lightweight magnesium superplastically-formed parts for our customers.

        Demand in our Superform business has grown generally due to the automotive industry's increasing need to reduce weight in vehicles. In addition, demand has also grown as a result of an increasing variety of automotive bodywork in terms of shapes and sizes, especially in specialty and limited-edition automobiles, and, in 2011, Superform sales accounted for approximately 17% of Gas Cylinders divisional revenue.

        Superform's customers tend to vary with the specific projects that it undertakes, but its key end-markets are aerospace, specialty automotive, rail transport and medical equipment.

        As Superform invented the superplastic forming process, direct competition with our technology tends to be limited. Competition mainly arises from alternative technologies such as cold pressing and hydroforming. Cold pressing uses standard alloys and high-tonnage presses with matched tooling. While the process is very rapid, taking only a few seconds, and the materials are relatively inexpensive, both the press and tooling are heavy and expensive, while the capability of the process is limited as pressing deep shapes using this process will tear the material. Hydroforming is a specialized type of die forming that uses a high pressure hydraulic fluid to press material into a die at room temperature. A sheet of aluminum is placed inside a negative mold that has the shape of the desired end product. Hydraulic pumps then inject fluid at very high pressure, which forces the sheet of aluminum into the mold. The process is slower than cold pressing but uses less energy.

        KTK in China is a competitor, and Magna International has established a forming operation in Ireland targeting slightly higher volume applications and using slightly different technology. GM, Ford and Audi all have in-house "fastforming" capabilities, which is a hybrid process in which a medium-duty cold press is first used to produce a partially formed part, which is then finished using a superforming process. In addition, Boeing purchased a license to use our then-still-patented Superforming process from us in 1998, providing them with in-house superforming capability.

Our Key End-Markets

Environmental (45% of 2011 Revenue)

        We believe many of our products serve a growing need to protect the environment and conserve its resources. Increasing environmental regulation, "green" taxes, and the increasing cost of fossil fuels have driven growth in this area. Our Elektron lightweight magnesium alloys and lightweight Superform aluminum, magnesium and titanium panels and components made with our alloys are widely used in aircraft, trains, trucks, buses and cars to reduce weight and improve fuel efficiency. Our composite gas cylinders are used in CNG-powered vehicles. For many years, we have sold zirconium-based chemicals for catalytic converters in gasoline engines, and we have recently developed similar products for the catalysis of emissions from diesel engines. Our zirconium chemical products are used to remove heavy metals (e.g., arsenic) from drinking water and have recently been developed to do the same from industrial effluent.

Area of focus	Product	End-Market Drivers
Alternative Fuels	• CNG fuel cylinders • Exhaust catalysts • CO2 capture • Bulk gas transportation cylinders	• "Clean air" initiatives • Abundance of natural gas • Favorable tax treatment • Increasing CNG filling infrastructure
Environmental Catalysts (cleaning of exhaust emissions)	• Zirconium compounds with specific properties used in auto-cat washcoats	• Emissions legislation generally • Application of tighter regulations on diesel engines in United States and Europe • Cost effective for vehicle manufacturers as they avoid using precious metals
Specialty/High end Automotive	• Superformed complex body panels, door inners and other components • Magnesium extrusions	• Fuel efficiency for a given level of performance • Increased flexibility to vehicle designers • Strong demand for top-end cars from wealthy individuals in emerging markets

Area of focus	Product	End-Market Drivers
Recycling	• Recycling service converting magnesium scrap into good die-casting ingot	• Marketing "whole of life" costing for vehicles • Legislation requiring recycling at end of vehicle's life cycle
Sensors, piezoelectrics and electro-ceramics	• Zirconium-based ceramic materials used in sensors of engine management systems	• Engine efficiency • Control of exhaust gases
Water purification	• ISOLUX technology (removal of heavy metals from drinking water)	• Tightened World Health Organization guidelines on levels of heavy metals in drinking water and associated legislation
Rail transport	• Superformed train front cab and internal components	• Government investment in public transport • Fuel efficiency • Safety requirements moving from plastic to metal for internal components
Military and civil aerospace	• Superform (wing leading edges, engine nacelle skins) • ELEKTRON aerospace alloys in cast, extruded, and sheet form	• Growing aircraft build rate • Increasing cost of fuel
Helicopters	• Magnesium sand casting alloys, superformed panels	• Light-weighting • Fuel efficiency
Paper	• Bacote and Zirmel, both formaldehyde-free insolubilizers that aid high quality printing	• Elimination of toxic chemicals

Healthcare (10% of 2011 Revenue)

        We have a long history in the healthcare end-market and see this as a major area of opportunity for new product technologies. We believe we offer the world's most comprehensive range of cylinders designed to contain medical gases, including specialized composite cylinders popular in emergency medical services. Our materials are also being used in medical treatments and are featured in certain medical equipment, including MRI scanners. Our recently announced innovations, which are still in development, include the lightweight IOS medical oxygen delivery system featuring our patented L7X higher-strength aluminum alloy and carbon composite cylinders integrated with our patented SmartFlow valve-regulator technology. We are also developing bio-absorbable magnesium alloy branded SynerMag to be used for vascular intervention and skeletal tissue repair and zirconium MELSorb materials for, among other things, the active ingredient in wearable dialysis equipment.

Area of focus	Product	End-Market Drivers
Medical Gases	• Portable aluminum and composite cylinders • Medical oxygen delivery system

•

Growing use of medical gases

•

Shift to paramedics, who need portable, lightweight products

•

Growing trend to provide oxygen therapy in the home and to keep patients mobile

•

Increasingly aging population

•

Increase in respiratory diseases

Medical Equipment Casings	• Superformed panels (e.g. for MRI scanners)	• Growing use of equipment using powerful magnets and consequent need for non-ferrous, but hygienic casings
Pharmaceutical Industry	• Magnesium powders as a catalyst for chemical synthesis called the Grignard process	• Growth in pharmaceutical industry
Orthopedics	• Magnesium sheets	• Improved mobility through use of easy-to-wear, lightweight braces and trusses
Sorbents	• Melsorb material as active ingredient in wearable dialysis equipment	• Growth in kidney problems • Need to reduce time spent in hospital on dialysis • Invention of AWAK (wearable artificial kidney)

Protection Technologies (24% of 2011 Revenue)

        We offer a number of products that are used to protect individuals and property. Principal factors driving growth in this end-market include increasing societal expectations regarding the protection of individuals and armed forces personnel, tightening health and safety regulations and the significant cost of investing in and replacing technologically-advanced military property. We manufacture ultra-lightweight breathing-air cylinders that lighten the load on emergency services personnel working in dangerous environments, miniature cylinders for use in personal escape sets, aluminum cylinders for fire extinguishers and lightweight composite cylinders used to inflate aircraft emergency escape slides. Our ultra-fine atomized magnesium powder is a principal ingredient in counter-measure flares used to protect aircraft from heat-seeking missiles. Further, we are currently developing lightweight magnesium alloy armor plates for use on personnel carriers and patrol vehicles.

Area of focus	Product	End-Market Drivers
Life support breathing apparatus	• Composite gas cylinders used in SCBA

•

Increased awareness of importance of properly equipping fire-fighting services post 9/11

•

Demand for lightweight products to upgrade from heavy all-metal cylinders

•

Periodic upgrade of New U.S. National Institute for Occupational Safety and Health standards and natural replacement cycles

•

Asian and European fire services looking to adopt more modern SCBA equipment

Fire protection	• Cylinders (carbon-dioxide-filled fire extinguisher)	• New commercial buildings • Cylinder replacement during annual servicing
Countermeasures	• Ultra-fine magnesium powder for flares used in the protection of fixed wing aircraft and helicopters from attack by heat-seeking missile	• Use in training and combat • Maintenance of fresh reserve stocks of countermeasure powders
Military Vehicles	• ELEKTRON magnesium alloys in cast, rolled, and extruded form	• Maintaining high level of protection while reducing weight to improve maneuverability and fuel economy

Specialty Technologies (21% of 2011 Revenue)

        Our core technologies have enabled us to exploit various other niche and specialty markets and applications. We are a leading producer of magnesium photo-engraving plates used by graphic arts printers and sign makers to produce high-quality packaging (e.g., book covers, labels for bottles of high-end spirits). We have also developed a range of cylinders for specialty applications, including inert-inner gas cylinders for rare gas and high-purity gas applications such as in the manufacture of semiconductors and other electronic products. Other applications include gas cylinders for portable welding and cutting equipment, carbon dioxide cylinders for beverage dispensing and cylinders for leisure applications such as paintball.

Area of focus	Product	End-Market Drivers
Specialty Industrial Gases	• Inert-interior aluminum cylinders for the electronics industry	• Semiconductor industry • Oil exploration
Graphic Arts	• Photo-engraving plates	• Focus on luxury packaging as part of marketing high-end products
Leisure activities	• Cylinders for leisure markets including paintballing, dragster racing	• Leisure time • Growth of middle class in emerging markets
General Engineering	• Magnesium billets, sheets, coil, tooling plates • Ceramic compounds	• Economic growth

Suppliers and Raw Materials

Elektron

        The key raw materials used by our Elektron division are magnesium, zircon sand and rare earths.

        The world market for magnesium is around 650,000 metric tons per year, with China being the dominant country of supply, representing around 80% of world supply. Western primary production is limited to U.S. Magnesium based in the United States, Dead Sea Magnesium based in Israel, RIMA Industrial based in Brazil and two smelters in Russia. We purchase approximately half of our magnesium needs from China. We use only U.S.-sourced materials for U.S. production for sale in the United States and in key markets like military applications, where U.S. and Canadian material and technology sourcing is mandatory. In 2010, we entered into a five-year magnesium supply contract with back-to-back pricing to support contracts for U.S. military countermeasure applications.

        We purchase zircon sand for direct processing from suppliers based in Australia and South Africa and buy an intermediate zirconium product from various suppliers in China. Zircon sand is a by-product of mining for titanium dioxide, and global production is estimated at approximately 1.1 million metric tons. We purchase around 6,000 metric tons of zircon sand per annum. We purchase only zircon sand of the highest-quality grades from Rio Tinto in South Africa and Iluka in Australia. We also purchase intermediate zirconium chemicals from suppliers in China. We decide whether to purchase intermediate zircon or directly process zircon sand ourselves based on market prices, which determines the amount of zircon sand that we buy.

        There are 17 rare earth metals that are reasonably common in nature and are usually found mixed together with other mineral deposits. Their magnetic and light-emitting properties make them invaluable to high-tech manufacturers. Demand for rare earths has expanded over the last few years because they serve as key components in a wide-range of modern applications. We use these rare earths in the manufacturing of a number of zirconium chemical and magnesium alloy products, but our main requirement is for cerium for use in automotive catalysis compounds, where it has unique oxygen storage capabilities.

        Following a decade or more of low prices that drove most Western mines out of business, China today has a virtual monopoly on supply, producing 97% of the world's supply of rare earths in 2009. Supply of rare earths from China has been impacted since mid-2010 by Chinese export quotas, which limit the export of these raw materials from China, resulting in significant increases in pricing, including an increase in the price of cerium carbonate, priced in rare earth oxide contained weight, from $10 per kilogram in May 2010 to a peak of $270 per kilogram in July 2011. During the fourth quarter of 2011, rare earth prices began to fall, with cerium carbonate ending the year at approximately $80 per kilogram.

        In an effort to protect ourselves and our customers from significant fluctuation in the pricing of rare earths, we are being proactive in arranging sourcing of a growing proportion of our rare earths from non-Chinese suppliers. There are many projects currently underway to mine and refine rare earths outside China, and we have commenced contract negotiations with a number of potential suppliers, which are currently in the market or plan to be in the next couple of years. We are also in discussions with other non-Chinese suppliers about supplying rare earths as they start producing in 2013 and 2014.

        Notwithstanding the recent volatility in rare earth pricing, we have been able to recover the rise in these rare earth costs through a customer surcharge.

Gas Cylinders

        The largest single raw material purchased by the Gas Cylinders division is aluminum. In 2011, we purchased 72% of our aluminum needs from Rio Tinto Alcan and its associated companies. Aluminum costs were 72% of the division's raw material costs in 2011.

        Since 2005, the cost of aluminum has increased significantly, with several periods of volatility, which has required us to implement significant price increases on our products. While we pass on most of the price increases to our customers, in some cases through contractual cost-sharing formulas, we have found that passing on price increases can be more difficult, or takes longer, for certain products that are more commoditized, such as cylinders for use as fire extinguishers. As a result, we have historically hedged a portion of our exposure to fluctuations in the price of aluminum.

        As a means of hedging against increases in the price of aluminum, we use fixed price supply contracts made directly with Rio Tinto Alcan, supplemented with hedging on the LME through the use of LME derivative contracts. Typically, we agree to a price directly with Rio Tinto Alcan when placing orders for delivery of metal within the following eighteen months based on the prices quoted on the LME. We place these orders progressively and thereby gradually build our hedge position. As of December 31, 2011, fixed price purchase contracts covered approximately 25% of our estimated primary aluminum needs for the following twelve months and LME derivative contracts covered approximately 15%.

        The sheet used in the Superform operations is specialized and sourced from a number of different suppliers and distributors. Some highly specialized aluminum sheet is manufactured in-house by our Elektron division using equipment designed for casting and rolling of magnesium sheet.

        Other key materials include carbon fiber used in composite products. The main suppliers of these materials are Toray and Mitsubishi. Increased demand for carbon fiber in the United States for commercial aerospace and military applications has led to carbon fiber shortages in recent years. We have built up relationships with these suppliers through providing them predictable requirements and fixed price annual contracts to encourage the successful procurement of our required quota for carbon fiber.

Property, Plant and Equipment

        We operate from 16 manufacturing plants in the United Kingdom, United States, France, Czech Republic, Canada and China. We also have joint ventures in Japan and India. Our headquarters are located in Salford, England. Our manufacturing plants for our operations, as of December 31, 2011, are shown in the table below:

Division	Property/Plant	Principal products manufactured	Ownership	Approximate area (square feet)
Elektron
	Swinton, England (2 plants)	Magnesium alloys/Zirconium chemicals	Split Lease/Own	561,264
	Madison, IL	Magnesium sheet	Lease	803,795
	Findlay, OH	Photo-engraving sheets	Own	43,000
	Tamaqua, PA	Magnesium powders	Own	64,304
	Lakehurst, NJ	Magnesium powders	Own	78,926
	Flemington, NJ	Zirconium chemicals	Own	65,000
	Ontario, Canada	Magnesium powders	Lease	16,335
	Litvinov, Czech Republic	Magnesium recycling	Own	62,140
Gas Cylinders
	Nottingham, England	Aluminum cylinders	Lease	143,222
	Gerzat, France	Cylinders	Own	327,535
	Worcester, England	Aluminum panels	Lease	66,394
	Riverside, CA	Composite cylinders	Lease/Own	125,738
	Graham, NC	Aluminum cylinders	Own	121,509
	Riverside, CA	Aluminum panels	Lease	49,836
	Shanghai, China	Cylinders	Lease	15,383

        We have other locations in Australia and Italy that are involved in sales and distribution but not the manufacture of our products, as well as our headquarters in Salford, England. Our headquarters are approximately 5,500 square feet, and we hold our headquarters under a short-term lease.

        Utilization of our main productive pieces of plant and equipment is generally high across our businesses. We can adjust capacity relatively easily by varying shift patterns and/or manning levels, and there are few areas where we are currently constrained such that major capital investment is required to add capacity. Our strategic growth projects may require additional capacity to be installed over the next three years depending on the degree to which such projects are successful. For example, if automotive manufacturers choose the diesel catalysis products that we developed jointly with Rhodia to meet new environmental regulations, we may need to build a new production facility to meet this increased demand.

Employees

        The average number of employees by division, function and geography for the years ended December 31, 2011, 2010 and 2009 was as follows:

	2011	2010	2009
By Division:
Elektron	561	560	581
Gas Cylinders	888	865	859

Total	1,449	1,425	1,440

By Function:
Direct production and distribution	1,209	1,210	1,221
Indirect:
Sales and administration	189	170	177
Research and development	51	45	42

Total	1,449	1,425	1,440

By Geography:
Europe	804	795	781
North America	619	604	632
Rest of the World	26	26	27

Total	1,449	1,425	1,440

        Employees at a number of our locations are members of various trade union organizations. We consider our employee relations to be good. In the last three years, we have experienced a few one to three day work stoppages in France and the United Kingdom, but do not consider any of these work stoppages to have been material to our operations. We also employed on average 183, 136 and 111 temporary contract and agency staff in 2011, 2010 and 2009, respectively. Our average total headcount, including employees and temporary contract and agency staff, was 1,632, 1,561 and 1,551 in 2011, 2010 and 2009, respectively. Our management team includes 29 members who hold PhDs (including 18 members of our product development team) and 49 members who hold masters degrees (including 10 members of our product development team).

Research and Development

        Research in the science of the materials in which we specialize and in production and processing techniques is extremely important as a means of providing us with a technical foundation that enables us to continue to develop and grow our business lines. To provide customers with constantly improving products and services, we continuously invest in new technology and research and employ some of the world's leading specialists in materials science and metallurgy. Our engineers and metallurgists collaborate closely with our customers to design, develop and manufacture our products. We also co-sponsor ongoing research programs at major universities in the United States, Canada and Europe. In 2011, 2010 and 2009, we spent $8.5 million, $8.9 million and $6.3 million, respectively, on research and development activities. Our research and development spending reflects our strategy of increasing our focus on high-performance value-added product lines and markets and leveraging our collaboration with universities.

Intellectual Property

        We currently rely on a combination of patents, trade secrets, copyrights, trademarks and design rights, together with non-disclosure agreements and technical measures, to establish and protect proprietary rights in our products. Key patents held by the Elektron division relate to lightweighting alloys, magnesium gadolinium alloy (protection applications), water treatment and G4 (environmental applications) and key patents held by our Gas Cylinders division relate to smartflow technology, aluminum alloy for pressurized hollow bodies and superplastic forming techniques.

        In certain areas, we rely more heavily upon trade secrets and un-patented proprietary know-how than patent protection in order to establish and maintain our competitive advantage. We generally enter into non-disclosure and invention assignment agreements with our employees and subcontractors. See "Risk Factors—Our ability to remain profitable depends on our ability to protect intellectual property."

Environmental Matters

        Our facilities, as with most manufacturing facilities, are subject to a range of environmental laws and regulations, including those relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous waste and the remediation of contamination associated with the current and historic use of hazardous substances or materials. If a release of hazardous substances or materials occurs on or from our properties, processes or any off-site disposal location we have used, or if contamination from previous activities is discovered at any of our locations, we may be held liable for the costs of remediation, including response costs, natural resource damage costs and associated transaction costs. We devote considerable efforts to complying with, and reducing our risk of liability under, environmental laws, including the maintenance of a detailed environmental management system.

        In view of their long history of industrial use, certain of our facilities have areas of soil and groundwater or surface water contamination that require or are anticipated to require investigation or remediation.

        Magnesium Elektron, Swinton, U.K.    We agreed in 2002 to the provision of a performance bond with a value of approximately $1.0 million in favor of the Environment Agency ("EA") of England & Wales in order to satisfy a condition for the transfer of the waste management license from British Aluminum Limited to operate our Swinton landfill to our subsidiary Magnesium Elektron Limited. We had hoped to partially close the landfill site and preserve part of it for a further 15 years or so worth of use. Unfortunately, investigations showed that this would be difficult and expensive, so we have decided to close the landfill and ship our continuing waste to commercial landfills off-site. A detailed closure plan for the landfill was approved in June 2011 with the EA as the relevant regulator. We estimate that it will cost around $2.6 million to achieve closure, and we hold a specific reserve for this amount in the books. The expenditure is likely to be spread over 2011 to 2013, with closure being undertaken by an independent third party contractor.

        Magnesium Elektron CZ, Litvinov, Czech Republic.    Dross is a by-product of our production process. As a result of the local Czech environmental agency withdrawing permission for the previous disposal route, we began to stockpile significant quantities of the waste in 2007. The local environment agency also insisted on additional measures regarding the safe disposal of waste dross and a limit to the amount being held on-site. We began to address the issue in 2008 by installing a dross processing plant, at a cost of $0.8 million, to deal with this waste stream in an environmentally acceptable way. The recovery process involves crushing the dross waste and then extracting the magnesium to leave a residual in a form of a powder. The process has proven successful with better than anticipated metal recovery and yields. The recovered metal is fed back into our main production process, which has resulted in a significant cost reduction benefit to the business. We are at present evaluating disposal routes for the powder. One of the options is to use the powder as a soil supplement. Agricultural trials are being undertaken in the United Kingdom to evaluate this option, and initial indications show this to be a promising, relatively cost free opportunity. At the end of 2011 we had accrued $0.6 million for the disposal of the powder.

        MEL Chemicals, Swinton, U.K.    In 1998, MEL Chemicals identified radioactive scale (or mineral buildup) contaminating pipes, valves and tanks in a redundant ion exchange plant. The zircon sand used by the operation contains low-level naturally occurring radioactive material, which has become concentrated in the scale. More recently, radioactive hotspots were identified in an unused building on the site that had previously been used for the storage of a radioactive material. We have accrued $0.9 million to cover the estimated cost of removal and subsequent disposal for both of these matters, with a remediation plan being implemented over the next year. The relevant areas are isolated, have been clearly quarantined and are off limits to site personnel.

        MEL Chemicals, Flemington, NJ.    We have requested permission to collapse the sides of an old settling pond and, as a pre-condition, have been required by the New Jersey Department of Environmental Projection to undertake sampling of the soil that lay under the old pond liner. The total cost is expected to be between $0.2 million to $0.3 million.

        MEL Chemicals, Flemington, NJ.    We are investigating the presence of dissolved salts in groundwater adjacent to our plant as to whether it has been caused by activity on our site. At this point, we believe that the majority of the salts being detected off-site are naturally occurring. Meanwhile, as a goodwill gesture, we are supplying bottled water to the few adjacent properties that would otherwise use well-drawn drinking water.

        Redditch, U.K.    In 2000, civil works carried out at the BA Tubes plant in Redditch were undertaken as part of the facility's capital expenditure program. Under the United Kingdom's Integrated Pollution Control regime, and at the request of the EA, soil samples were taken that revealed significant ground water contamination. Further investigations suggest that there were two historic spillages of large quantities of trichloroethylene prior to our ownership of the business. In 2008, the site was designated as a "special site" under the contaminated land regime in England and Wales, which makes the EA responsible for the management and oversight of site assessment and remediation. Various potential treatments have been evaluated and we have presented an action plan for voluntary remediation to the EA, the first elements of which have been implemented. We are working to deliver a long-term improvement plan. Since 2008, there has been no industrial activity on the Redditch site. In 2010, we contracted to demolish the buildings at the site and, as part of this process, incurred environmental remediation costs of $0.3 million. As of December 31, 2011, we had a specific provision of $1.1 million to cover the future costs that would not be of a capital nature. It is expected that remediation will take several years.

        General Issues.    Under the U.S. Superfund Law or similar laws, we may be subject to liability with regard to on-site contamination and off-site waste disposals. The costs and liabilities associated with the identified matters above are not currently expected to be material. However, because additional contamination could be discovered or more stringent remediation requirements could be imposed in the future, there can be no assurance that the costs and liabilities associated with further environmental investigation and clean-up in respect of these matters will not be material.

        We have made and will continue to make expenditures on environmental compliance and related matters. In 2011, we spent $1.0 million on environmental remediation.

        We estimate that our expenditures on environmental matters could be approximately $1.6 million in 2012. These expenditures primarily relate to closure of the Swinton landfill and the remediation at the Redditch site. The exact timing of these expenditures is still uncertain and they may get delayed, reducing the expenditures in 2011 and pushing work into 2012 and later years. Since the magnitude of environmental problems often become clearer as remediation is undertaken, the actual cost of such remediation could be much higher than our estimate. The nature of the cost is also difficult to fully ascertain, and we may capitalize some costs because the remediation work enhances the value of the land we own.

        We have taken the future estimated environmental remediation expenditures into account in our ongoing financial planning, and expect to fund the expenditures from the operating cash we generate. Based on the information currently available to us, we do not believe that there are any other environmental liabilities or issues of non-compliance that will have a material effect on our consolidated financial position or results of operations. Future changes in environmental laws and regulations or other developments could, however, increase environmental expenditures and liabilities, and there can be no assurance that such costs and liabilities in any given year will not be material.

        U.S. Greenhouse Regulations.    The USEPA has begun regulating the emissions of greenhouse gases, including ones emitted by our operations such as carbon dioxide and sulfur hexafluoride. In 2009 and 2010, the USEPA promulgated new greenhouse gas reporting rules, requiring certain facilities that emit more than 25,000 tons of carbon dioxide equivalents ("CO2e") to prepare and file annual reports beginning in 2011. In addition, on May 13, 2010, the USEPA issued a new "tailoring" rule, which imposes additional permitting requirements on certain stationary sources emitting over 75,000 tons per year of CO2e. The USEPA is also considering additional rulemaking to apply these requirements to broader classes of emission sources, such as facilities with CO2e emissions greater than 50,000 tons per year, by 2012. Finally, several states, including states in which we operate such as New Jersey and California, have enacted or are considering enacting regulatory initiatives directed at reducing greenhouse gas emissions, such as "cap and trade" laws. While the ultimate impact of these new greenhouse gas emissions rules on our business is not yet known, it is possible that these new rules could have a material adverse effect on our results of operations and financial condition because of the costs of compliance.

        Environmental Management Systems.    Following the completion of the Management Buy-In, we retained independent environmental consultants RPS to design and implement an Environmental Management System ("EMS") for the purpose of monitoring and taking remedial action in respect of the issues which were identified in the course of the Management Buy-In due diligence. This work led to the adoption of a corporate environmental policy and the development of an EMS manual used by all the facilities acquired at that time. Subsequent to the original Management Buy-In, all acquired facilities have been the subject of stringent environmental due diligence.

        On all sites, we continued during 2011 to take a proactive approach to environmental issues and completed a number of projects to reduce the potential environmental impacts of issues identified in previous base-line reviews. We intend to certify our larger sites as ISO 14001-compliant. As of December 31, 2011, ten sites had achieved this objective.

Legal Proceedings and Related Matters

        From time to time, we are party to litigation that arises in the ordinary course of our business. We do not have any pending litigation that, separately or in the aggregate, would, in the opinion of management, have a material adverse effect on our results of operations, financial condition or cash flows.

Management

Board of Directors

        The board of directors of Luxfer is currently composed of five directors, including three non-executive directors, of which one is a non-executive chairman. Under the Amended Articles, unless otherwise determined by an ordinary resolution of our shareholders (which is passed by a simple majority of those voting), there may not be less than two and not more than eight directors. A director need not be a shareholder. Under the terms of the Amended Articles, directors may be elected by an ordinary resolution of our shareholders and at least one-third of the directors must stand for re-election at every annual general meeting. Directors may be removed by a special resolution of our shareholders at any time before the expiration of their period of office. See "Description of Share Capital—Key Provisions of Luxfer Holdings PLC's Articles of Association—Appointment, Removal and Retirement of Directors."

        The following table presents information regarding the members of the board of directors.

Name	Age	Position
Peter Joseph Kinder Haslehurst(1)(2)(3)	71	Non-Executive Chairman
Brian Gordon Purves	57	Director and Chief Executive
Andrew Michael Beaden	44	Director and Group Finance Director
Joseph Allison Bonn(1)(2)(3)	69	Non-Executive Director
Kevin Sean Flannery(1)(2)(3)	68	Non-Executive Director

(1)
Member of the Audit Committee

(2)
Member of the Remuneration Committee

(3)
An "independent director" as such term is defined in Rule 10A-3 under the Exchange Act

        Biographical information concerning the members of our board of directors is set forth below.

  Peter Joseph Kinder Haslehurst

        Peter Joseph Kinder Haslehurst was appointed our Non-Executive Chairman on March 31, 2006. Mr. Haslehurst has been a Non-Executive Director of the company and a member of both the Audit Committee and the Remuneration Committee since June 2003. Since his appointment as our Chairman, he has chaired the Audit and Remuneration Committees. Mr. Haslehurst is a Chartered Engineer, a Companion of the Chartered Management Institute, a Fellow of the Institution of Mechanical Engineers, a Fellow of the Institution of Engineering and Technology, a Fellow of the Royal Society of the Arts and also a Fellow of the Institute of Materials, Minerals and Mining, where he was formerly a vice-president. He has been a managing director, chief executive or chairman in the international manufacturing industry for over 40 years, including most recently as chairman and chief executive of the Brunner Mond Group from 2000 to 2008. He holds a number of non-executive directorships and appointments, including president emeritus of VAI Industries (U.K.) Ltd. He is chairman of the Leonard Cheshire Hill House appeal fund. He was made an Eisenhower Fellow in 1980, received an honorary Doctor of Science at Loughborough University in 2008 and is a Freeman of the City of London. Mr. Haslehurst holds a BSc degree in production engineering from Loughborough University.

  Brian Gordon Purves

        Brian Gordon Purves was appointed our Chief Executive on January 2, 2002 and has been an Executive Director of the company or its predecessors since 1996. He also served as Group Finance Director from 1996 to 2001. He was a member of the Management Buy-In team in 1996. Before joining the company, Mr. Purves held several senior positions in Land Rover and Rover Group covering financial, commercial and general management responsibilities. A qualified accountant, Mr. Purves has a degree in physics from the University of Glasgow and a Master's degree in business studies from the University of Edinburgh. He is also a Companion of the Chartered Management Institute.

  Andrew Michael Beaden

        Andrew Michael Beaden was appointed as an Executive Director and our Group Finance Director on June 1, 2011. Previously, he worked as Director of Planning and Finance from 2008 to 2011. He joined the company in 1997 and was promoted to Group Financial Controller in 2002. He became a member of the executive management board in January 2006. Mr. Beaden is a qualified Chartered Accountant who has worked for KPMG, as well as several U.K. FTSE 100 companies in a variety of financial roles. He has an economics and econometrics honors degree from Nottingham University.

  Joseph Allison Bonn

        Joseph Allison Bonn was appointed as a Non-Executive Director on March 1, 2007. Mr. Bonn is a member of both the Audit and Remuneration Committees. He has extensive experience in the aluminum and specialty chemical industry, having worked for Kaiser Aluminum and Chemical Corporation for over 35 years in various senior capacities. Among other appointments in the United States, he has served on the Board and Executive Committee of the Aluminum Association, the Board of the National Association of Purchasing Management and the International Primary Aluminum Institute Board. He is currently a consultant with Joseph Bonn RE&C Corp. Mr. Bonn holds a BS degree from Rensselaer Polytechnic Institute and an MBA degree in Finance from Cornell University.

  Kevin Sean Flannery

        Kevin Sean Flannery was appointed as a Non-Executive Director on June 1, 2007. Mr. Flannery is a member of both the Audit and Remuneration Committees. Mr. Flannery has over 40 years of experience in both operational and financial management roles in a variety of industries. He is currently the president and chief executive officer of Whelan Financial Corporation, a company he founded in 1993 that specializes in financial management and consulting. He was formerly the chairman and chief executive officer of several companies, including RoweCom, Inc., a provider of service and e-commerce solutions for purchasing and managing print and e-content knowledge resources; Telespectrum Worldwide, a telemarketing and consumer service company; and Rehrig United Inc., a manufacturing company. He serves as a director of FPM Heat Treating LLC, a leading provider of heat treatment processes; and Energy XXI, a Bermuda based oil and gas company. From 2005 to 2007, he served as a director of Seitel, Inc., from 2007 to 2009, he served as a director of Daystar Technologies, Inc and from 2009 to 2011, he served as a director of ATS Corporation. Mr. Flannery began his career at Goldman, Sachs & Co. and was a senior managing director of Bear Stearns & Co.

Executive Management Board

        The members of the executive management board of Luxfer are responsible for the day-to-day management of our company.

        The following table lists the names and positions of the members of the executive management board.

Name	Age	Position
Brian Gordon Purves	57	Director and Chief Executive
Andrew Michael Beaden	44	Director and Group Finance Director
Christopher John Hillary Dagger	63	Managing Director of Magnesium Elektron
Edward John Haughey	56	Managing Director of MEL Chemicals
John Stephen Rhodes	62	President of Luxfer Gas Cylinders
Linda Frances Seddon	61	Company Secretary and Legal Adviser

        Biographical information of members of our executive management board who are not members of our board of directors is set forth below.

  Christopher John Hillary Dagger

        Christopher John Hillary Dagger has been a member of the executive management board since 2001. He joined the business in 1999 and became Managing Director of Magnesium Elektron in 2001. Previously, Mr. Dagger held a number of positions with British Alcan Aluminium over the course of 20 years in a number of fields, including metal stockholders, gas cylinder manufacture, extrusions and smelting. Mr. Dagger holds an HND in Business Studies and a Post Graduate Diploma in Personnel Management, from Middlesex Polytechnic. He is also a member of the Chartered Institute of Personnel and Development.

  Edward John Haughey

        Edward John Haughey has been a member of the executive management board since 2003, when he was appointed Managing Director of our MEL Chemicals business. Prior to joining the company, Mr. Haughey was managing director of Croda Colloids Limited for Croda International Plc from 1994 to 2003, and has held a series of senior general management positions in the Croda Group, BASF and Rhone Poulenc. Mr. Haughey holds a chemistry degree from Paisley College of Technology and a Post Graduate Diploma in Industrial Administration from Glasgow College of Technology.

  John Stephen Rhodes

        John Stephen Rhodes became a member of the executive management board in 1996 upon the Management Buy-In. Since 1998, Mr. Rhodes has been President of our Luxfer Gas Cylinders business. Mr. Rhodes has held numerous positions at the company and its predecessors since 1974, including President of Luxfer Gas Cylinders North America from 1994 to 1998, Managing Director of the Superform business from 1991 to 1994 and Director of Business Development for the Enterprise Division of British Alcan Aluminium from 1989 to 1991. Mr. Rhodes holds a BSc Hons degree in Social Sciences from London University. He is also on the Board of the North American Compressed Gas Association.

  Linda Frances Seddon

        Linda Frances Seddon has been a member of the executive management board since 2001. Ms Seddon has been Secretary and Legal Adviser of the company and its predecessors since 1997. After qualifying as a solicitor in England and Wales in 1976, Ms. Seddon spent 14 years in private practice as a solicitor, before becoming a legal adviser with Simon Engineering PLC in 1990 and, subsequently, with British Fuels upon its privatization, focusing on general commercial, property, intellectual property, mergers and acquisitions and corporate matters. Ms. Seddon holds a BA Honours degree in Business Law from the City of London Polytechnic and a post graduate diploma in Competition Law from Kings College London.

Committees of the Board of Directors and Corporate Governance

        Subject to certain exceptions, the rules of the New York Stock Exchange permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of the New York Stock Exchange.

        The committees of our board of directors consist of an audit committee and a remuneration committee. Each of these committees will have the responsibilities described below upon our adoption of new terms of reference for these committees. Our board of directors may also establish other committees from time to time to assist in the discharge of its responsibilities.

  Audit Committee

        Our audit committee will oversee our corporate accounting and financial reporting. Among other things, our audit committee will determine the engagement of and approve fees paid to our independent registered public accounting firm; monitor the qualifications, independence activities and performance of our independent registered public accounting firm; approve the retention of our independent registered public accounting firm to perform any proposed and permissible non-audit services; review our financial statements and critical accounting estimates; and discuss with management and our independent registered public accounting firm the results of the annual audit. Our audit committee will also review the effectiveness of internal controls and the adequacy of our disclosure controls and procedures. In addition, our audit committee will maintain procedures for the receipt of employee complaints and submissions of concerns regarding accounting or auditing matters. The members of our audit committee are currently our three non-executive directors, Messrs. Haslehurst, Bonn and Flannery, and each of the members is an "independent director" as such term is defined in Rule 10A-3 under the Exchange Act. Currently, our audit committee does not include an Audit Committee Financial Expert as defined in Item 407(d) of Regulation S-K. We intend to appoint an Audit Committee Financial Expert following this offering.

  Remuneration Committee

        Our remuneration committee will establish, amend, review and approve the compensation and benefit plans with respect to senior management and employees, including determining individual elements of total compensation of the Chief Executive and other members of executive management board, and reviewing our performance and the performance of our executive management board with respect to these elements of compensation. Our remuneration committee also determines annual retainer, meeting fees, equity awards and other compensation for executive directors and administers the issuance of share options and other awards under our Option Plan. The members of the remuneration committee are currently our three non-executive directors, Messrs. Haslehurst, Bonn and Flannery, and each of the members is an "independent director" as such term is defined in Rule 10A-3 under the Exchange Act.

Compensation

        The following discussion provides the amount of compensation paid, and benefits in kind granted, by us and our subsidiaries to our directors and members of the executive management board for services in all capacities to us and our subsidiaries for the 2011 fiscal year, as well as the amount contributed by us or our subsidiaries into money purchase plans for the 2011 fiscal year to provide pension, retirement or similar benefits to, and the increase in accrued pension benefits under the defined benefit plans earned in the 2011 fiscal year (excluding any increase due to inflation) by, our directors and members of the executive management board.

  Directors and Executive Management Board Compensation

  Directors Compensation

        For the 2011 fiscal year, we did not pay any compensation or grant any benefits to Messrs. Purves and Beaden, our two Executive Directors, for services in their capacity as members of the board of directors. The remuneration of Messrs. Purves and Beaden, who also served as members of the executive management board in the 2011 fiscal year, is determined by our remuneration committee on a basis consistent with the remuneration policy for senior management (as described more fully below in "—Executive Management Board Compensation"). The compensation of our Non-Executive Chairman, Mr. Peter J.K. Haslehurst, and our two Non-Executive Directors, Messrs. Joseph A. Bonn and Kevin S. Flannery, consists of an annual fee for their services as members of the board of directors and committees of the board of directors, and is reviewed annually. The table below sets forth the compensation paid, for the 2011 fiscal year, to our directors, and in the case of Messrs. Purves and Beaden, reflects the compensation paid for their services as our executives.

Fiscal 2011 Directors Compensation(1)

Name	Salary/ Fees	Annual Bonus	Benefits Excluding Pension(2)	Pension Benefits(3)	Total
	($)
Position
Brian G. Purves Executive Director Chief Executive	454,133	340,600	28,902	152,378	976,013
Andrew M. Beaden(4) Executive Director Group Finance Director	201,300	141,715	19,640	33,340	395,995
Stephen N. Williams(5) Executive Director Group Finance Director	105,417	68,714	9,023	104,539	287,693
Peter J.K. Haslehurst Non-Executive Chairman	137,689	—	—	—	137,689
Joseph A. Bonn Non-Executive Director	69,200	—	—	—	69,200
Kevin S. Flannery Non-Executive Director	69,200	—	—	—	69,200

(1)
For the 2011 fiscal year, the compensation of our Non-Executive Chairman and Executive Directors was set, and paid, in pound sterling (£), and the compensation of our Non-Executive Directors was set, and paid, in U.S. dollars. The amounts shown in this table represent the U.S. dollar equivalent of the amount of compensation paid and benefits in kind granted for our last full financial year, using the average exchange rate per pound sterling in 2011, with the exception of the Non-Executive Directors' fees that were denominated and paid in U.S. dollars.

(2)
For our Executive Directors, these amounts represent the value of the personal benefits granted to our senior management for fiscal year 2011, which include car allowance and medical, dental and life insurance.

(3)
These amounts represent an increase in accrued pension benefit under the defined benefit plan, excluding any increase due to inflation, and our contribution into money purchase plans.

(4)
These amounts include Andrew Michael Beaden's compensation in his capacity in 2011 as Director of Planning and Finance and, upon his appointment on June 1, 2011, his capacity as a member of the board of directors and as Group Finance Director.

(5)
Remuneration paid to Stephen Norman Williams is from the beginning of the year to May 31, 2011 when he resigned. He retired from the Luxfer Group Pension Plan on June 18, 2011, which was the date that he ceased to accrue pension benefits. He was entitled under the rules of the Luxfer Group Pension Plan to a predominantly unreduced pension on retirement due to his age and service. Accordingly, the transfer value of the increase in benefits over the year to December 31, 2011 reflect this, as well as the increase in benefits arising from his pensionable service during the year.

  Executive Management Board Compensation

        The compensation for each member of our executive management board is comprised of the following elements: base salary, annual bonus, personal benefits, salary sacrifice arrangements (by which a proportion of salary and bonus can be contributed on a pre-tax basis into certain of the Group's registered and unregistered defined contribution pension arrangements), and long-term incentives. The total amount of compensation paid and benefits in kind granted to the members of our executive management board, whether or not a director (including Messrs. Purves, Beaden and Williams), for the 2011 fiscal year was $3.4 million.

  Bonus and Profit-Sharing Plans

        The discussion set forth below describes each bonus and profit-sharing plan pursuant to which compensation was paid to our directors and members of our executive management board for our last full financial year.

  Annual Bonus Plan

        We operate an annual bonus plan for the members of the executive management board (including the Executive Directors) and other senior executives, based on achievement of certain financial targets. The financial targets are set in January of each year and, for the Executive Directors and other members of the executive management board are primarily based on our trading profit and annual cash flow, measured against the approved annual budget. For these purposes, trading profit means operating profit before any restructuring costs, with the exclusion of restructuring costs. Annual cash flow is an internal non-IFRS measure calculated as cash flow before interest and tax payments and after restructuring costs and capital expenditures. The specific combination of financial targets in any year is aligned, as appropriate, with the needs of the businesses for that year. The bonus plan consists of a maximum annual bonus (the pensionable amount of which is capped at half the maximum bonus amount) payable of a pre-defined percentage of annual salary related to the individual's position. The Executive Directors' maximum percentage bonus achievable is up to 100% of base salary. For the other members of the executive management board, the applicable maximum percentage is up to 70% of base salary. Under the bonus plan, the maximum percentage bonus is payable only for achieving specified stretch targets beyond budget in the target areas.

  Management Incentive Plan

        As part of the 2007 Capital Reorganization, we entered into the MIP with management shareholders, including the members of the executive management board and the Non-Executive Chairman. The plan set MIP EBITDA targets for us which, when achieved, lifted certain restrictions on the economic rights attaching to a proportion of the management-held shares.

        Pursuant to the MIP, the board of directors made the formal determination in April 2011 that the final EBITDA target had been achieved and all the economic restrictions on shares issued under the MIP were lifted. Although economic restrictions were lifted, formerly restricted Ordinary Shares continued to be subject to applicable transfer restrictions. These continuing transfer restrictions will be lifted upon the occurrence of certain trigger events or exit events (such as on an initial public offering by us or on the takeover of us) as provided for under the terms of the MIP.

  Employee Share Ownership Plan

         The trust

        In 1997, the Group established the ESOP with independent trustees, to purchase and hold ordinary shares in trust to be used to satisfy options granted to eligible senior employees under our share plans established from time to time. The Remuneration Committee determines which senior employees are to be granted options and in what number, subject to the relevant plan rules. The members of the executive management board are eligible to participate in the ESOP. The trustee for the ESOP has waived its right to receive dividends on shares held in the trust, and the trustee may vote or abstain from voting the shares.

         The current plan

        The current share option plan, implemented by us in February 2007 is the Luxfer Holdings PLC Executive Share Option Plan, which consists of two parts. Part A of the Option Plan is approved by HM Revenue & Customs and Part B is unapproved. Options can be exercised at any time up to the tenth anniversary of their grant subject to the rules of the relevant part of the Option Plan. A proportion of the shares received on exercise of the options granted under Part B of the Option Plan are subject to the rules under the MIP (as described above) and become restricted shares. There is no other performance criteria attached to the options. All the options were granted at option prices equal to the fair market value of the shares at the time of grant as determined by the board of directors. Therefore, under IFRS, following accounting standard IFRS 2 there was no requirement for a charge to the income statement for the cost of share options granted or exercised.

  Outstanding Equity Awards, Grants and Option Exercise

        During the 2011 fiscal year, 29,510 options over ordinary shares were awarded to the directors and the members of the executive management board. As of December 31, 2011, directors and members of the executive management board held options over 29,510 ordinary shares. No options were exercised by the executive management board during the 2011 fiscal year.

        We periodically grant share options to employees, including executive officers, to enable them to share in our successes and to reinforce a corporate culture that aligns employee interests with that of our shareholders. Over Since June 30, 2010, we have granted a number of additional options to purchase ordinary shares to three employees who are not members of our executive management board and to Andrew Beaden following his appointment to the board of directors and as Group Finance Director.

        At the time these option grants were approved, our Remuneration Committee based its determination of the fair value of the ordinary shares underlying the options on the pricing of contemporaneous arms-length purchases and sales of ordinary shares by third-party institutional shareholders in the private market. We believe that these transactions were the best evidence of the fair value of our ordinary shares at the time we granted these options.

        We believe that the increase in value of our ordinary shares represented by the initial public offering price of our shares relative to the valuation of the options granted over that period were principally due to the following factors:

  •
  since January 2011, our financial results have improved rapidly and our financial expectations have increased;

  •
  the private purchases and sales mentioned above were subject to a significant illiquidity discount given that our shares were not listed on a public market;

  •
  the initial public offering price reflects improved confidence in our business following the successful refinancing of our indebtedness signed in May 2011 and our continued ability to manage the substantial increase in the cost of rare earths in 2011; and

  •
  the initial public offering will allow us to maintain strong liquidity and pursue growth opportunities that were previously unavailable to us.

  Pension, Retirement and Similar Benefits

        For the 2011 fiscal year, (i) we and our subsidiaries contributed a total of $0.4 million in respect of our contribution into money purchase plans to provide pension, retirement or similar benefits to our directors and members of the executive management board and (ii) the total increase in accrued pension benefits earned during the 2011 fiscal year (excluding any increase due to inflation) by our directors and members of the executive management board under the defined benefit plans was $0.1 million.

  Potential Changes to Our Remuneration Structure Contingent on the Consummation of this Offering

  Long-Term Incentive Plan

        As an important retention tool and to align the long-term financial interests of our management with those of our shareholders, we adopted, contingent on the consummation of this offering, the Luxfer Holdings PLC Long-Term Umbrella Incentive Plan (the "LTIP") for our and our subsidiaries' senior employees. The description of the LTIP set forth below is a summary of the material features of the plan. This summary, however, does not purport to be a complete description of all the provisions of the LTIP. This summary is qualified in its entirety by reference to the LTIP.

        The purpose of the LTIP is to attract and retain high-quality employees in an environment where compensation levels are based on global market practice, to align rewards of employees with returns to shareholders and to reward the achievement of business targets and key strategic objectives. The LTIP is designed to serve these goals by providing such employees with a proprietary interest in pursuing our long-term growth, profitability and financial success.

        The equity or equity-related awards under the LTIP will be based on our ordinary shares or ADSs (collectively referred to as "Shares"). The LTIP will provide for the ability make grants of (1) stock options to acquire our Shares ("Options"), (2) stock appreciation rights ("SARs"), (3) restricted stock ("Restricted Stock Awards"), (4) restricted stock units ("RSUs"), (5) equity-based or equity-related awards, other than Options, SARs, Restricted Stock Awards or RSUs ("Other Stock-Based Awards"), and (6) cash incentive awards ("Cash Incentive Awards") (collectively referred to as "Awards").

         Administration

        Our Remuneration Committee (or other committee as the Board may appoint) (the "Committee") will administer the LTIP. The LTIP administrator, consistent with the terms of the LTIP, will have the power to determine to whom the Awards will be granted, determine the amount, type and other terms of Awards, interpret the terms and provisions of the LTIP and award agreements, accelerate the exercise, vesting or transfer of the Awards, extend the term of the Awards, waive any condition to vesting, exercisability or transferability of Awards, provide for the payment of dividends or dividend equivalents with respect to any Award, delegate certain duties under the LTIP, and execute certain other actions authorized under the LTIP.

         Individual Award Limits

        Unless otherwise determined by the Committee, the maximum value of the Awards granted under the LTIP in any calendar year shall not exceed in the aggregate, (i) 150% of base salary for our Chief Executive, (ii) 120% of base salary for our Chief Financial Officer and other members of our executive management board (other than the Chief Executive), and (iii) 100% of base salary for other grantees. At least 50% of the value of each Award will be in Performance-Based Awards (as defined below) and at least 25% shall be in market-value options to buy our Shares.

         Securities and Cash Incentive Awards to be Offered

        The maximum aggregate number of Shares that may be issued pursuant the Awards under the LTIP and the Luxfer Holdings PLC Non-Executive Directors Equity Incentive Plan (the "Director EIP") shall not exceed 5% of our outstanding share capital immediately following the offering, subject to adjustments due to recapitalization, reclassification, or other corporate events, as provided in the LTIP. Our board of directors may from time to time increase the maximum number of Shares that may be available for the Awards under the LTIP and the Director EIP. If Shares subject to any Award are not transferred or delivered, including because Shares are withheld or surrendered in payment of taxes or any exercise price relating to an Award or because an Award is forfeited, cancelled or the Shares subject to the Award are returned to us, those Shares will again be available for the Awards under the LTIP and the Director EIP.

          Options.     We may grant Options to eligible persons as determined by the Committee. The exercise price of each Option granted under the LTIP may not be less than the fair market value of Shares as of the date of grant. Options may not be exercised later than ten years from the date of grant. The Committee will determine the methods and form of payment for the exercise price of an Option (including, in the discretion of the Committee, net physical settlement or other method of cashless exercise). Options will vest and become exercisable with respect to one-third of the Shares subject to the Award on each of the first three anniversaries from the date of grant provided the grantee is continuously employed by us through each respective anniversary. Upon the termination of the grantee's employment for any reason other than for Cause (as defined in the LTIP), subject to the discretion of the Committee, all unvested Shares subject to an Option will lapse as of the termination and any vested but unexercised Shares subject to an Option will lapse as of the first anniversary of the termination. If the grantee's employment is terminated for Cause, all Shares subject to an Option will lapse as of the termination.

          SARs.     A SAR is the right to an amount equal to the excess of the fair market value of Shares on the date of exercise over the exercise price of Shares subject to the SAR, settled in cash or Shares, as determined by the Committee at the date of grant. The exercise price of Shares subject to the SAR may not be less than the fair market value of Shares on the date of grant. SARs will vest and become exercisable with respect to one-third of the Shares subject to the Award on each of the first three anniversaries from the date of grant provided the grantee is continuously employed by us through each respective anniversary. Upon the termination of the grantee's employment for any reason other than for Cause, subject to the discretion of the Committee, all unvested Shares subject to a SAR will lapse as of the termination and vested but unexercised Shares subject to a SAR will lapse as of the first anniversary of the termination. If the grantee's employment is terminated for Cause, all Shares subject to a SAR will lapse as of the termination.

          Restricted Stock Awards.     A Restricted Stock Award is a grant of Shares subject to vesting conditions, restrictions on transferability and any other restrictions set forth in the award agreement. Except as otherwise determined by the Committee, the holder of a Restricted Stock Award will have the rights of a shareholder, including the right to vote and to receive dividends on the Shares subject to the Restricted Stock Award during the vesting period. Restricted Stock Awards may vest solely based on the basis of continued employment ("Time-Based") or may be subject to performance conditions as determined by the Committee ("Performance-Based"). Time-Based Restricted Stock Awards will vest and become exercisable with respect to one-third of the Shares subject to the Award on each of the first three anniversaries from the date of grant provided the grantee is continuously employed by us through each respective anniversary. Shares awarded in connection with dividends will be subject to restrictions and vesting conditions to the same extent as the Restricted Stock Award with respect to which such Shares have been awarded. If the grantee's employment with us is terminated for any reason, subject to the discretion of the Committee, the unvested Time-Based Restricted Stock Awards will be forfeited as of the termination. With respect to Performance-Based Restricted Stock Awards, upon a termination of a grantee's employment for any reason other than for Cause, subject to the discretion of the Committee, the Award will vest pro rata based on the elapsed portion of the applicable performance period and our actual performance as of the date of termination. If the grantee's employment with us is terminated for Cause, the Performance-Based Restricted Stock Awards will be forfeited.

          Restricted Stock Units.     Restricted Stock Units are rights to receive a number of Shares subject to the Award or the value thereof as of the specified date. The Committee may subject Restricted Stock Units to restrictions to be specified in the award agreement. The Committee may grant Time-Based Restricted Stock Units and Performance-Based Restricted Stock Units. Time-Based Restricted Stock Units will vest and become exercisable with respect to one-third of the Shares subject to the Award on each of the first three anniversaries from the date of grant provided the grantee is continuously employed by us through each anniversary. Restricted Stock Units may be settled by delivery of Shares or cash equal to the fair market value of the specified number of Shares covered by the Restricted Stock Units, or any combination thereof determined by the Committee at the date of grant. Dividend equivalents on the specified number of Shares covered by Restricted Stock Units will be credited to the grantee in the form of additional Restricted Stock Units and will be subject to restrictions and vesting conditions to the same extent as the Restricted Stock Units with respect to which such dividend equivalents were paid. If the grantee's employment with us is terminated for any reason, subject to the discretion of the Committee, the unvested Time-Based Restricted Stock Units will be forfeited as of the termination. With respect to Performance-Based Restricted Stock Units, upon a termination of the grantee's employment for any reason other than for Cause, subject to the discretion of the Committee, the Award will vest pro rata based on the elapsed portion of the applicable performance period and our actual performance as of the date of termination. If the grantee's employment with us is terminated for Cause, the Performance-Based Restricted Stock Units will be forfeited.

          Other Stock-Based Awards.    The Committee may grant Other Stock-Based Awards, including nil-cost or nominal rights to acquire Shares. The Committee will determine the terms and conditions applicable to grants of Other Stock-Based Awards at the time of grant. If the grantee's employment with us is terminated for Cause, all outstanding Other Stock Based Awards will be forfeited.

          Cash Incentive Awards.     The Committee may grant Cash Incentive Awards, which may be settled in cash or in other property, including Shares, as determined by the Committee. Unless otherwise determined by the Committee, Cash Incentive Awards will be granted upon satisfaction of applicable performance conditions and will be deferred for at least two years, subject to continued service of the participant and absence of the restatement of our financial results based on which such Cash Incentive Award was computed during the deferral period. If the grantee's employment with us is terminated for Cause, all outstanding cash incentive Awards will be forfeited.

          Performance-Based Awards.     Although as a foreign private issuer we are not subject to Section 162(m) of the Code, we adopted as good business practice some of the performance-based compensation requirements set forth in Section 162g(m) of the Code. One or more of the following business criteria will be used by the Committee in establishing performance goals for Performance-Based Awards, (i) net income or operating net income (before or after taxes, interest, depreciation, amortization, and/or nonrecurring/unusual items), (ii) return on assets, return on capital, return on equity, return on economic capital, return on other measures of capital, return on sales or other financial criteria, (iii) revenue or net sales, (iv) gross profit or operating gross profit, (v) cash flow, (vi) productivity or efficiency ratios, (vii) share price or total shareholder return, (viii) earnings per share, (ix) budget and expense management, (x) customer and product measures, including market share, high value client growth, and customer growth, (xi) working capital turnover and targets, (xii) margins, and (xiii) economic value added or other value added measurements. The performance goals shall be subject to adjustment for specified significant extraordinary items or events, or nonrecurring transactions or events. The Committee shall set up the goals and applicable measures for Performance-Based Awards within 90 days from the beginning of the performance period and in any case before 25% of the performance period has elapsed. The Committee may also adopt service conditions or restrictions with respect to Performance-Based Awards.

  Each performance goal may be expressed on an absolute and/or relative basis and may be used to measure the performance of any individual or group of individuals, or Luxfer and our subsidiaries as a whole or any business unit of Luxfer or any subsidiary or any combination thereof, or compared to the performance of a group of comparator companies, or a published or special index. Performance goals may be adjusted in the event of a stock split, recapitalization or similar corporate transaction.

         Miscellaneous

          Tax Withholding.     Subject to the Committee's approval, statutory tax withholding with respect to an Award may be satisfied by withholding from any payment related to an Award, by the withholding Shares deliverable pursuant to the Award or by tender by the grantee of Shares owned by such grantee for at least six months.

          Mergers, Certain Changes in or Capital Structure or Change in Control.    If any change is made to our capital structure without the fair market value consideration, such as a stock split, subdivision, combination, reclassification or similar change which results in a change in the number of outstanding Shares, appropriate adjustments may be made by the Committee to the number of Shares available for Awards, to the exercise prices of Options and SARs and to the number of Shares subject to an outstanding Award. We will also have the discretion to make certain adjustments to Awards in the event of certain mergers. Upon occurrence of certain transactions such as dissolution, liquidation, sale of all or substantially all of our assets, merger in which we are not a surviving corporation, the Committee may provide for the cancellation or exchange of the Awards for some or all of the property received by the shareholders in a transaction. In the event of a change in control, unless otherwise provided in the applicable award agreement, (i) all Time-Based Awards will become fully vested and exercisable or settled and (ii) all Performance-Based Awards will become vested and exercisable or settled pro rata based on the elapsed portion of the applicable performance period and our actual performance as of the change in control.

  IPO Options

        As an incentive to align management interests with those of the shareholders in our company, upon the consummation of this offering, we intend to make standalone grants of options to buy the ADSs (the "IPO Options") to our non-executive directors and certain of our key executives who we view as critical to our future success. Forty percent of an IPO Option will vest upon the consummation of this offering with a further twenty percent of the IPO Option vesting and becoming exercisable on each of the first three anniversaries from the date of this offering, provided the grantee is acting as a director or remains continuously employed, as applicable, through each such respective anniversary. The Exercise Price per ADS covered by an IPO Option will be equal to the initial public offering price of the ADSs. The IPO options are intended to cover up to 3% of the Company's post-IPO share capital.

        Upon the termination of the grantee's directorship or employment with us for any reason other than for Cause, subject to the discretion of the Committee, all unvested ADSs subject to an IPO Option will lapse as of such termination and any vested but unexercised ADSs subject to an IPO Option will lapse as of the first anniversary of the termination. If the grantee ceases to be a director because of removal or vacation of office for Cause or the grantee's employment is terminated for Cause, all ADSs subject to an IPO Option will lapse as of the termination of directorship or employment, as applicable.

        We intend to grant the IPO Options valued at (i) 200% of base salary to our Chief Executive, (ii) 150% of base salary to the members of our executive management board (other than the Chief Executive), (iii) 150% of annual fee to our non-executive directors and (iv) as determined by the Committee with respect to the other grantees. For the purpose of determining the number of IPO Options to be granted, the IPO Options will be valued at one-third of the initial public offering price of the ADSs. In the event the number of IPO Options to be granted under this formula exceeds 3% of the Company's post-IPO share capital, the number of IPO options will be adjusted downward pro-rata to ensure that the 3% cap is not exceeded.

  Director Equity Incentive Plan

        As an important tool to attract and retain highly qualified non-executive directors, we adopted, contingent on the consummation of this offering, the Director EIP.

        The Director EIP will provide for the ability to make non-discretionary grants of Options and Restricted Stock Awards to our non-executive directors. Each of our non-executive directors will receive, (i) upon the appointment or election, a one-time award valued at $30,000 and (ii) on April 1 of each calendar year during the term of the Director EIP (to the extent a grantee has served as a director for at least six months after the initial appointment), an award valued at 50% of the director's annual fee. Options and Restricted Stock Awards will be subject to the same terms and conditions as the respective awards under the LTIP.

        If the grantee ceases to be a director for any reason other than because of removal for Cause, unless otherwise determined by our board of directors, all unvested Restricted Stock Awards will be forfeited and all unvested Shares subject to an Option will lapse upon cessation of directorship, and any vested but unexercised Shares subject to an Option will lapse as of the first anniversary of the date when the grantee ceases to be a director. If the grantee's directorship is terminated because of removal or vacation of office for Cause, all Shares subject to an Option will lapse as of such termination.

  Employee Share Plans

        We are considering establishing additional employee share incentive plans, to encourage equity participation among our employees and to take advantage of favorable tax treatment. The maximum aggregate number of Shares that may be issued pursuant to the LTIP and the Director EIP, which are contingent on the consummation of this offering, and all other share incentive plans will be capped at 10% of our issued share capital following the offering.

  Employment Agreements

        We have entered into employment agreements with our Executive Directors. We may terminate an Executive Director's employment at any time without cause by providing to him 12 months' written notice, or we may choose to terminate an Executive Director's employment by making a payment in lieu of notice. An Executive Director may terminate his employment at any time by providing to us 12 months' written notice. We may terminate an Executive Director's employment for cause, at any time, without prior notice or remuneration, for certain acts, including, but not limited to, conviction of criminal offense (other than traffic infractions and certain other minor offenses), bankruptcy, disqualification from being a director of any company by reason of a court order or certain misconduct. Pursuant to the employment agreements, if we were to terminate any of our Executive Directors or they were to resign, such Executive Directors would be subject to customary non-competition restrictions for a one-year period following their termination or resignation.

        We have amended the employment agreements of our Executive Directors to provide a temporary extension in the notice period and to provide for severance payments upon a change in control of the company. Under such proposed amendments, in the event that an acquiring company does not assume their employment agreements or offers them a materially different position, our Executive Directors will be entitled to severance payments based on our standard severance policy, but calculated using two times their annual salary.

  Liquidity Event Bonus Plan

        Following the 2007 Capital Reorganization, we had limited equity available to incentivize our senior managers. We therefore introduced a Liquidity Event Bonus Plan for certain senior managers who were not shareholders, pursuant to which we expect to pay certain additional cash bonus compensation in connection with the completion of the initial public offering of the ADSs. None of our directors or members of the executive management board will receive a bonus pursuant to this plan.

Principal and Selling Shareholders

        The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares, as of September 18, 2012 and as adjusted to reflect the sale of the ADSs offered in this offering, by:

  •
  each of our directors and members of the executive board;

  •
  each person known to us to own beneficially more than 5% of our ordinary shares as of September 18, 2012; and

  •
  each selling shareholder.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person. Ownership of our ordinary shares by the "principal shareholders" identified above has been determined by reference to our share register, which provides us with information regarding the registered holders of our ordinary shares but generally provides limited, or no, information regarding the ultimate beneficial owners of such ordinary shares. As a result, we may not be aware of each person or group of affiliated persons who beneficially owns more than 5% of our ordinary shares.

        This table assumes no exercise of the underwriters' option to purchase additional ADSs and includes ordinary shares issued to and held by our ESOP.

	Ordinary Shares Beneficially Owned Prior to the Offering(1)			Ordinary Shares Beneficially Owned After the Offering(1)
			Number of Ordinary Shares Offered(1)
Name of Beneficial Owner(2)	Number	Percent		Number	Percent
Principal Shareholders
Entities affiliated with Stonehill Capital Management, LLC(3)	2,343,525	23.4%	77,209	2,266,316	17.2%
Entities affiliated with Marathon Asset Management LP(4)	1,252,421	12.5%	153,960	1,098,461	8.3%
Entities Affiliated with Avenue Capital Group(5)	1,200,000	12.0%	147,516	1,052,484	8.0%
Barclays Bank PLC	943,472	9.4%	115,981	827,491	6.3%
Cetus Capital II, LLC(6)	874,133	8.7%	107,457	766,676	5.8%
Entities affiliated with Pacificor, LLC(7)	763,007	7.6%	93,796	669,211	5.1%
Directors and Members of the Executive Management Board
Peter Joseph Kinder Haslehurst	65,000	*	—	65,000	*
Joseph Allison Bonn	—	—	—	—	—
Kevin Sean Flannery	—	—	—	—	—
Brian Gordon Purves(8)	324,999	3.2%	—	324,999	2.5%
Andrew Michael Beaden(9)	75,010	*	—	75,010	*
Christopher John Hillary Dagger(10)	78,000	*	9,292	68,708	*
Edward John Haughey(11)	78,000	*	—	78,000	*
John Stephen Rhodes(12)	117,676	1.2%	—	117,676	*
Linda Frances Seddon(13)	39,000	*	5,177	33,823	*
All Directors and Members of the Executive Management Board as a Group (9 persons)(8)(9)(10) (11)(12)(13)	777,685	7.8%	14,469	763,216	5.8%

	Ordinary Shares Beneficially Owned Prior to the Offering(1)			Ordinary Shares Beneficially Owned After the Offering(1)
			Number of Ordinary Shares Offered(1)
Name of Beneficial Owner(2)	Number	Percent		Number	Percent
Other Selling Shareholders
Stephen Norman Williams(14)	97,500	*	10,634	86,866	*
Andrew Butcher(15)	52,000	*	9,370	42,630	*
James G Gardella	26,001	*	7,808	18,193	*
Robert John Bailey	26,000	*	10,151	15,849	*
Dick Hirons	26,000	*	10,151	15,849	*
Peter Moles	22,100	*	863	21,237	*
Simon Tarmey	22,100	*	1,562	20,538	*
Michael Edwards	19,500	*	3,904	15,596	*
Neil Kershaw	19,500	*	937	18,563	*
Graham David Wardlow(16)	19,500	*	2,342	17,158	*
John Dibble	18,850	*	3,514	15,336	*
Duncan Michael Banks	16,250	*	3,806	12,444	*
Bruce Gwynne(17)	15,600	*	6,783	8,817	*
Martyn Alderman(18)	13,000	*	5,652	7,348	*
David Sparkes(19)	13,000	*	5,652	7,348	*
Chris Allen Barnes	10,400	*	4,060	6,340	*
Lee Kilburn	6,000	*	2,342	3,658	*
Juan Ibinarriaga	662	*	81	581	*

*
Indicates beneficial ownership of less than one percent of our ordinary shares.

(1)
Number of shares owned as shown both in this table and the accompanying footnotes and percentage ownership before the offering is based on 10,000,000 ordinary shares outstanding on September 18, 2012. Number of shares owned and percentage ownership after the offering reflects the sale by us of 6,400,000 ADSs (representing 3,200,000 ordinary shares) in this offering.

(2)
The business addresses for the listed beneficial owners are as follows: for entities affiliated with Stonehill Capital Management, 885 3rd Avenue, 30th Floor, New York, NY 10022 United States; for entities affiliated with Marathon Asset Management, One Bryant Park, 38th Floor New York, NY 10036 United States; for entities affiliated with Avenue Capital Group, 399 Park Avenue, 6th Floor, New York, NY 10022 United States; for Barclays Bank PLC, 5 The North Colonnade, Canary Wharf, London E14 4BB England; for Cetus Capital II LLC, 8 Sound Shore Drive, Suite 303, Greenwich, CT 06830 United States; for entities affiliated with Pacificor, LLC, 740 State Street, Suite 202, Santa Barbara, CA 93101 United States; and for each director and member of the executive management board and all other shareholders, c/o Anchorage Gateway, 5 Anchorage Quay, Salford M50 3XE England.

(3)
Includes (i) 1,843,613 ordinary shares held of record by Stonehill Master Fund Ltd ("Stonehill Master") and (ii) 499,912 ordinary shares held of record by Stonehill Institutional Partners, LP ("Stonehill Institutional"). Stonehill Capital Management LLC, a Delaware limited liability company ("SCM"), is the investment adviser of Stonehill Master and Stonehill Institutional. Stonehill General Partner, LLC ("Stonehill GP"), a Delaware limited liability company, is the general partner of Stonehill Institutional. By virtue of such relationships, SCM may be deemed to have voting and dispositive power over the ordinary shares owned by Stonehill Master and Stonehill Institutional, and Stonehill GP may be deemed to have voting and dispositive power over the ordinary shares owned by Stonehill Institutional. SCM and Stonehill GP each disclaims beneficial ownership of such ordinary shares. Mr. John Motulsky, Mr. Christopher Wilson, Mr. Wayne Teetsel, Mr. Thomas Varkey, Mr. Jonathan Sacks, Mr. Peter Sisitsky, and Mr. Michael Thoyer (collectively, the "Stonehill Members") are the managing members of SCM and Stonehill GP, and may be deemed to have shared voting and dispositive power over the ordinary shares owned by Stonehill Master and Stonehill Institutional. The Stonehill Members disclaim beneficial ownership of such ordinary shares except to the extent of their pecuniary interest therein.

(4)
Includes (i) 495,581 ordinary shares held of record by Marathon Special Opportunity Master Fund, Limited, (ii) 234,443 ordinary shares held of record by Corporate Debt Opportunities Fund LP, (iii) 92,742 ordinary shares held of record by Penteli Master Fund Ltd, (iv) 106,697 ordinary shares held of record by Marathon Credit Dislocation Fund, LP, (v) 74,000 ordinary shares held of record by Innocap Fund Sicav plc a/c Mason

  Sub-Fund, (vi) 44,147 ordinary shares held of record by Innocap Fund Sicav plc in respect of Russell Sub-Fund, (vii) 16,329 ordinary shares held of record by Marathon Blue Active Fund Ltd, (viii) 19,556 ordinary shares held of record by Sirius Investment Fund Sicav-sif, (ix) 26,817 ordinary shares held of record by MV Credit Opportunity Fund, L.P, (x) 19,498 ordinary shares held of record by KTRS Credit Fund LP, (xi) 5,170 ordinary shares held of record by Marathon European Credit Opportunity Master Fund SPC for and on behalf of Segregated Portfolio A, and (xii) 117,441 ordinary shares held of record by Marathon European Credit Opportunity Master Fund SPC for and on behalf of Segregated Portfolio B. Marathon Asset Management, L.P., a Delaware limited partnership ("Marathon"), is the investment adviser to each of the underlying funds. By virtue of such relationship, Marathon may be deemed to have voting and dispositive power over the ordinary shares owned by the underlying funds. Marathon disclaims beneficial ownership of such ordinary shares. Mr. Bruce Richards and Mr. Louis Hanover (together, the "Marathon Members") are the managing members of Marathon Asset Management GP, LLC, Marathon's General Partner, and may be deemed to have shared voting and dispositive power over the ordinary shares owned by the underlying funds. The Marathon Members disclaim beneficial ownership of such ordinary shares except to the extent of their pecuniary interest therein, if any.

(5)
Includes (i) 191,204 ordinary shares held of record by Avenue Europe International Master, LP, (ii) 64,056 ordinary shares held of record by Avenue-CDP Global Opportunities Fund, L.P., (iii) 60,821 ordinary shares held of record by Avenue Europe Investments LP, (iv) 754,919 ordinary shares held of record by Avenue Europe Special Situations Fund, LP, (v) 80,000 ordinary shares held of record by Avenue-SLP European Opportunities Fund, L.P., (vi) 4,000 ordinary shares held by Avenue Europe Opportunities Master Fund, L.P., and (vii) 45,000 ordinary shares held of record by Avenue Europe Special Situations Fund (Parallel II) L.P.. The following entities and person are collectively referred to in this table as the "Avenue Capital Group":

  i.
  Avenue Europe Investments, L.P. ("Avenue Europe Investments"),

  ii.
  Avenue Europe International Master, L.P. ("Avenue Europe International Master"),

  iii.
  Avenue Europe International Master GenPar, Ltd.("Avenue Europe International Master GenPar"), the general partner of Avenue Europe International Master,

  iv.
  Avenue Europe Opportunities Master Fund, L.P. ("Avenue Europe Opportunities Master")

  v.
  Avenue Europe Opportunities Fund GenPar, LLC ("Avenue Europe Opportunities GenPar"), the general partner of Avenue Europe Opportunities Master,

  vi.
  Avenue-CDP Global Opportunities Fund, L.P. ("CDP Global"),

  vii.
  Avenue Global Opportunities Fund GenPar, LLC ("CDP Global GenPar"), the general partner of CDP Global,

  viii.
  Avenue Europe Special Situations Fund, L.P. ("Avenue Europe Fund I")

  ix.
  Avenue Europe Special Situations Fund (Parallel II), L.P. ("Avenue Europe Fund I Parallel")

  x.
  Avenue Europe Capital Partners, LLC ("Europe Capital Partners"), the general partner of Avenue Europe Fund I and Avenue Europe Fund I Parallel,

  xi.
  GL Europe Partners, LLC ("GL Europe Partners"), the managing member of Europe Capital Partners,

  xii.
  Avenue-SLP European Opportunities Fund, L.P. ("Avenue SLP")

  xiii.
  Avenue-SLP European Opportunities Fund GenPar, LLC ("Avenue SLP GenPar"), the general partner of Avenue SLP,

  xiv.
  Avenue Europe International Management, L.P. ("Avenue Europe International Management"), the investment advisor to Avenue Europe Investments, Avenue Europe International Master, Avenue Europe Opportunities Master, Avenue Europe Fund I, Avenue Europe Fund I Parallel, and Avenue SLP (collectively, the "Avenue Europe Funds"),

  xv.
  Avenue Europe International Management GenPar, LLC ("GenPar"), the general partner of Avenue Europe International Management,

  xvi.
  Avenue Capital Management II, L.P. ("Avenue Capital II"), the investment advisor to CDP Global,

    xvii.
    Avenue Capital Management II GenPar, LLC ("GenPar II"), the general partner of Avenue Capital II, and

    xviii.
    Marc Lasry, the managing member of GenPar, GenPar II, Avenue Europe Opportunities GenPar, GL Europe Partners, and CDP Global GenPar, and a director of Avenue Europe International Master GenPar.

    The Avenue Europe Funds and CDP Global have the sole power to vote and dispose of the ordinary shares held by them. GenPar, GenPar II, Avenue Europe Opportunities GenPar, GL Europe Partners, CDP Global GenPar, Avenue Europe International Master GenPar, Avenue Europe International Management, and Marc Lasry have the shared power to vote and dispose of the ordinary shares held by the Avenue Europe Funds and CDP Global, all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest.

(6)
Each of Richard E. Maybaum and Robert E. Davis are the managers (collectively, the "Managers") of Cetus Capital II, LLC ("Cetus"). By virtue of such relationship, each of the Managers may be deemed to have voting and dispositive power over ordinary shares owned by Cetus. Each of the Managers disclaims beneficial ownership of such ordinary shares except to the extent of their pecuniary interest therein.

(7)
Includes (i) 114,596 ordinary shares held of record by Pacificor Fund LP, (ii) 64,685 ordinary shares held of record by Pacificor Fund II LP, (iii) 93,420 ordinary shares held of record by Pacificor Offshore Fund, Ltd, (iv) 65,405 ordinary shares held of record by Coca Cola Foundation, (v) 399,896 ordinary shares held of record by The Coca-Cola Company Master Retirement Trust and (vi) 25,005 ordinary shares held of record by Coca-Cola Company. Pacificor, LLC, a Delaware limited liability company ("Pacificor"), is the general partner and/or investment adviser to investment funds, including Pacificor Fund LP, Pacificor Fund II LP and Pacificor Offshore Fund, Ltd., and is the investment adviser to accounts held by Coca-Cola Company, The Coca-Cola Company Master Retirement Trust and Coca-Cola Foundation. Such funds and accounts are collectively, the "Pacificor Clients." Andrew B. Mitchell is Pacificor's controlling shareholder. Pacificor, in its capacity as general partner and/or investment adviser of the Pacificor Clients, and Mr. Mitchell as a control person of Pacificor, may be deemed to have voting and dispositive power over the ordinary shares owned by the Pacificor Clients. Pacificor, Mr. Mitchell and the Pacificor Clients disclaim membership in a group within the meaning of Rule 13d-5(b) under the Exchange Act. Further, each of Pacificor and Mr. Mitchell disclaims beneficial ownership of such shares except to the extent of that person's pecuniary interest therein.

(8)
Includes 206,608 ordinary shares held by Barnett Waddingham Capital Trustees Limited BG Purves Retirement Trust.

(9)
Includes 15,000 ordinary shares beneficially owned by Mr. Beaden's spouse and options to purchase 29,510 ordinary shares that have vested.

(10)
Includes 44,007 ordinary shares held by B W SIPP Trustees Limited—A/C SIPP 4106 and 13,000 ordinary shares beneficially owned by Mr. Dagger's spouse.

(11)
Includes 30,000 ordinary shares beneficially owned by Mr. Haughey's spouse.

(12)
Includes 40,000 ordinary shares beneficially owned by Mr. Rhodes's spouse.

(13)
Includes 7,500 ordinary shares beneficially owned by Mrs. Seddon's spouse.

(14)
Includes 29,403 ordinary shares held by B W SIPP Trustees Limited A/C SIPP 4107.

(15)
Includes options to purchase 12,800 ordinary shares that have vested.

(16)
Includes options to purchase 2,400 ordinary shares that have vested.

(17)
Includes options to purchase 15,600 ordinary shares that have vested.

(18)
Includes options to purchase 13,000 ordinary shares that have vested.

(19)
Includes options to purchase 13,000 ordinary shares that have vested.

        Our major shareholders do not have different voting rights. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

        As of September 18, 2012, approximately 77% of our outstanding ordinary shares was held by holders of record with addresses in the United States.

        To our knowledge, there has been no significant change in the percentage ownership held by the principal shareholders listed above since January 1, 2009, except as described below:

        From January 1, 2011 to December 31, 2011: the percentage of ordinary shares beneficially owned by (i) entities affiliated with Stonehill Capital Management increased from 3.55% to 23.44%, (ii) entities affiliated with Marathon Asset Management increased from 10.02% to 12.52%, (iii) entities affiliated with Avenue Capital Group decreased from 25.22% to 12.00% and (iv) Cetus Capital II, LLC increased from 0% to 8.74%.

        From January 1, 2010 to December 31, 2010: the percentage of ordinary shares beneficially owned by (i) entities affiliated with Stonehill Capital Management increased from 3.01% to 3.55%, (ii) entities affiliated with Marathon Asset Management increased from 7.70% to 10.02% and (iii) entities affiliated with Pacificor, LLC increased from 3.91% to 7.63%.

        From January 1, 2009 to December 31, 2009: the percentage of ordinary shares beneficially owned by (i) entities affiliated with Marathon Asset Management increased from 7.20% to 7.70% and (ii) entities affiliated with Avenue Capital Group increased from 24.84% to 25.22%.

Our History and Recent Corporate Transactions

History of the Luxfer Group

        Although the origins of some of our operations date back to the early part of the 19th century, we trace our business as it is today back to the 1982 merger of The British Aluminium Company Limited and Alcan Aluminium U.K. Limited, which created British Alcan. The original Luxfer Group Limited was formed in February 1996 in connection with the Management Buy-In of certain downstream assets of British Alcan. Our current Chief Executive, Brian Purves, and our current Director of Administration, Stephen Williams, were members of the Management Buy-In team. The Management Buy-In was financed by a syndicate of investors led by funds managed or advised by Mercury Development Capital (now known as Hg Capital), CVC Capital Partners and Morgan Grenfell Development Capital. Upon completion of the capital reorganization in 2007 described below, these investors fully exited their original investment in the business.

        We were incorporated on December 31, 1998 with the name Neverealm Limited (and we were re-registered as a public limited company and changed our name to Luxfer Holdings PLC on April 1, 1999), for the purpose of acquiring all of the outstanding share capital of the original Luxfer Group Limited in connection with a recapitalization that occurred in April 1999. Luxfer Holdings PLC is registered as a public limited company under the laws of England and Wales with its registered office at Anchorage Gateway, 5 Anchorage Quay, Salford, M50 3XE, England. As part of the 1999 Recapitalization, Luxfer Holdings PLC became the parent holding company of our operating subsidiaries around the world. To facilitate the 1999 Recapitalization, Luxfer Holdings PLC issued £160 million of its Senior Notes due 2009. See "—Transactions Relating to our Share Capital—The 1999 Recapitalization."

        In February 2007, Luxfer Holdings PLC completed the 2007 Capital Reorganization, which substantially reduced its debt burden and realigned its share capital. A key part of this reorganization was the release and cancellation of the Senior Notes due 2009 in consideration for, among other things, the issuance of a lower principal amount of new Senior Notes due 2012. Senior noteholders, other than Luxfer Group Limited, also acquired 87% of the voting share capital of Luxfer Holdings PLC from exiting shareholders, with management and the ESOP retaining 13% of the voting share capital. For more information on the 2007 Capital Reorganization, see "—Transactions Relating to our Share Capital—The 2007 Capital Reorganization."

Our Corporate Structure

        The following chart shows our subsidiaries, including the country of incorporation and our ownership interest.

Name of company	Country of incorporation	Proportion of voting rights and shares held
Subsidiary companies(1)
BA Holdings, Inc.(2)	United States	100%
Biggleswick Limited(2)(3)	England and Wales	100%
Luxfer Group Services Limited(2)	England and Wales	100%
LGL 1996 Limited(2)	England and Wales	100%
BAL 1996 Limited(2)	England and Wales	100%
Hart Metals, Inc.(2)	United States	100%
Lumina Trustee Limited	England and Wales	100%
Luxfer Australia Pty Limited(2)	Australia	100%
Luxfer Gas Cylinders Limited(2)	England and Wales	100%
Luxfer Gas Cylinders China Holdings Limited(2)(4)	England and Wales	100%
Luxfer Gas Cylinders (Shanghai) Co., Limited(2)	Republic of China	100%
Luxfer Group Limited	England and Wales	100%
Luxfer Group 2000 Limited	England and Wales	100%
Luxfer, Inc.(2)	United States	100%
Luxfer Overseas Holdings Limited(2)	England and Wales	100%
Luxfer Canada Limited(2)(5)	Canada	100%
Magnesium Elektron CZ s.r.o.(2)	Czech Republic	100%
Magnesium Elektron Limited(2)	England and Wales	100%
MEL Chemicals, Inc.(2)	United States	100%
Magnesium Elektron North America, Inc.(2)	United States	100%
MEL Chemicals China Limited(2)	England and Wales	100%
Niagara Metallurgical Products Limited(2)	Canada	100%
Reade Manufacturing Company(2)	United States	100%
Luxfer Gas Cylinders S.A.S.(2)	France	100%
Dynetek Europe GmbH(2)(5)	Germany	100%
Other Investments
Nikkei-MEL Co Limited(2)	Japan	50%
Luxfer Uttam India Private Limited(2)(6)	India	51%

(1)
In addition, on January 17, 2007, Luxfer Holdings PLC incorporated Lumina Trustee Limited under the laws of England and Wales as a wholly owned subsidiary that acted as bare trustee in connection with the 2007 Capital Reorganization.

(2)
Held by subsidiary undertakings.

(3)
Following the sale of Baco Consumer Products, Biggleswick Limited ceased its trading operations and, except for holding cash reserves that earn interest income, is essentially dormant. In January 2009, the 20% minority interest shareholding in the company was acquired by us.

(4)
Luxfer Gas Cylinders China Holdings Limited was incorporated in June 2004 as an intermediate holding company in connection with the Gas Cylinders division's investment in manufacturing facilities in China.

(5)
Luxfer Canada Limited was incorporated in July 2012 to acquire Dynetek. Dynetek Europe GmbH was acquired as part of the Dynetek acquisition.

(6)
Uttam Cylinders Private Limited was incorporated in November 2008. In July 2009, the company changed its name to Luxfer Uttam India Private Limited.

Acquisitions and Dispositions

        Since the Management Buy-In in 1996, we have made a number of acquisitions to expand our business, some of which we have subsequently sold on to other parties. The acquisitions were individually relatively small compared to the size of our consolidated operations, ranging in cost from approximately £2 million to £10 million. The aggregate cost of all our acquisitions since 1996, including costs and debt repayment, was approximately £50 million. These acquisitions have enabled us to build our cylinder business into a global operation and expand our magnesium operations particularly in the United States. Since 2002, we have made only two acquisitions, both within the magnesium business of our Elektron division, which have enabled us to create a new magnesium sheet and photo-engraving plate business. We have also recently acquired Dynetek to complement our Gas Cylinders business.

        In August 2003, our Elektron division acquired certain operating assets from Spectrulite Consortium Inc., a privately owned U.S. company. Spectrulite had been an aluminum and magnesium business, with its primary focus on the aluminum aerospace market. We used the assets we purchased to set up a business that manufactures and distributes magnesium battery sheet and coil, photo-engraving sheet and plate and tooling plate. The acquisition strategically strengthened our growing magnesium operations and the business operates as MENA. Following the initial success of MENA, we acquired in September 2007 the operating assets of Revere, which had manufacturing operations in the United States and United Kingdom. The cash consideration was $14.7 million, with $0.4 million of acquisition costs incurred. The acquisition strengthened Magnesium Elektron's position in the worldwide photo-engraving market and provided opportunities for significant operational synergies with MENA. While Revere offered a wide range of materials and chemicals, Revere was our main competitor for magnesium photo-engraving plates in the United States, and this raised concerns with the FTC. As a result, we recently agreed with the FTC to voluntarily offer for sale and license in the United States certain of Revere's intellectual property relating to magnesium photo-engraving plates. This agreement does not include other intellectual property of our Elektron division or any tangible assets. We expect that the potential sale and license of our magnesium photo-engraving intellectual property that is acceptable to the FTC will take place in 2012. We do not expect this sale and license to have a material impact on our global operations.

        We also made a number of strategic disposals since the Management Buy-In in 1996. The most significant of these were the disposals of our Baco Consumer Products and British Aluminium businesses in 2000, which we sold in two separate transactions to Alcoa.

        In recent years we have sought to rationalize our portfolio of operations through the sale of non-core and lower margin businesses.

        In August 2006, we disposed of the Elektron division's magnesium and zinc die-casting operations as part of its strategy to move away from more commodity-type products and to free up capital to invest in higher value-added niche markets of the Elektron division's magnesium operations. Based in Stockheim, Germany, this capital-intensive business, conducted through the company's subsidiary Zitzmann Druckguss, had been subject to the significant commercial pressures being placed on high volume automotive suppliers, and would have been required to invest a proportionately high level of capital in future years to remain competitive, with a risk of only achieving a relatively low return on any new investment. The cash consideration received for the sale was $12.9 million (net of costs), resulting in a non-operating loss on disposal of $5.7 million.

        In December 2007, we agreed to sell our BA Tubes manufacturing operation to Aluminiumwerk Unna AG of Germany. We had reported our BA Tubes business under the Speciality Aluminium division in prior years. The sale was completed in January 2008. The fair value of the consideration was $11.9 million, $4.7 million of which was deferred and left outstanding as a loan owed one of our subsidiaries in accordance with a separate loan agreement letter dated January 2008. The loan is repayable over five years in five equal annual installments, due on the 24th of each January, with the final payment due in 2013. The loan accrues interest at 6.5% per year, also payable annually in January each year. The costs of disposal were $0.8 million. Aluminiumwerk Unna AG used a new 100% owned U.K. legal entity to purchase the trade and assets of BA Tubes. Their U.K. subsidiary was put into administration in November 2008 and subsequently began liquidation in June of 2010, but the obligations under the loan note and other obligations made by the purchaser under the sale and purchase agreement were guaranteed by the German parent company. We entered into agreements with Aluminiumwerk Unna AG in 2010 whereby it contributed to the demolition costs of the buildings on the Redditch site in consideration for being released from liability with respect to any remaining obligations in connection with the property. The only obligation that expressly remained was the remaining deferred consideration pursuant to the loan note. The German parent has timely performed its obligations under the loan note to date, including the first four repayments of the loan note in January 2009, 2010, 2011 and 2012.

Transactions Relating to our Share Capital

  The Management Buy-In and Formation of the Luxfer Group

        The original Luxfer Group Limited was formed to purchase certain downstream businesses of British Alcan. This purchase was effected on February 9, 1996. The U.K. businesses of British Alcan were acquired in an asset purchase, while the operating companies for the U.S. and Irish businesses were acquired in a purchase of shares. We assumed the majority of the trading liabilities of the acquired businesses. British Alcan gave Luxfer Group Limited a range of warranties and indemnities, which have now expired. The original legal entity, Luxfer Group Limited, changed its name to LG 1996 Limited in 2000, after it ceased to be a significant holding company for us following the 2000 disposal of our British Aluminium operations to Alcoa.

  The 1999 Recapitalization

        In April 1999, we executed the 1999 leveraged Recapitalization. We took the following steps at that time:

  •
  Luxfer Holdings PLC acquired the entire issued share capital of Luxfer Group Limited for consideration of £212 million, which consisted of £125 million in cash and £87 million in share capital of Luxfer Holdings PLC;

  •
  We offered and issued the Senior Notes due 2009 in a principal amount of £160 million;

  •
  We entered into a credit facility in an aggregate amount of £140 million; and

  •
  We paid a dividend of £125 million.

        Following the 1999 Recapitalization, Luxfer Holdings PLC owned the entire issued share capital of Luxfer Group Limited.

  The 2007 Capital Reorganization

        In February 2007, as a measure to reduce our debt burden and realign our share capital, we executed the 2007 Capital Reorganization. We took the following steps at that time:

  •
  Our 1,340,240 ordinary shares with a nominal value of £0.6487 per share and our 132,683,760 outstanding redeemable cumulative preference shares with a nominal value of £0.6487 per share were converted into 10,000,000 new ordinary shares with a nominal value of £1 per share and 769,413,708,000 deferred shares, with a nominal value of £0.0001 per share;

  •
  Our Senior Notes due 2009 were released and cancelled and new floating rate Senior Notes due 2012 with an aggregate principal amount of £71.9 million were issued, of which

    £3.1 million of the Senior Notes due 2012 were issued in a new subscription, with the remainder issued in exchange for the cancellation and release from the Senior Notes due 2009 held by third parties;

  •
  Remaining shares held by our private equity buyers and former members of management were purchased by our noteholders;

  •
  We entered into the MIP with a group of our senior managers, see "Management—Compensation;" and

  •
  New articles of association were adopted.

        Following this recapitalization, 87% of Luxfer Holdings PLC's voting share capital was held by former holders of the Senior Notes due 2009, other than Luxfer Group Limited, while the remainder of the voting share capital was held by certain members of our management team and our ESOP. Rights and obligations of our other creditors and of holders of the £1 redeemable 5% cumulative "B" preference shares were not affected by the 2007 Capital Reorganization.

Our Capital Structure

        After the 2007 Capital Reorganization and prior to this offering, we had 10,000,000 ordinary shares outstanding and 769,413,708,000 deferred shares outstanding. Approximately 87% of the ordinary shares and the deferred shares outstanding are held by outside investors, while the remaining 13% of the ordinary shares and the deferred shares outstanding are held by certain members of our management team and our ESOP. See "Description of Share Capital."

Related Party Transactions

        Since January 1, 2009, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of our directors, members of our executive management board, associates, holders of more than 10% of any class of our voting securities, or any affiliates or member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe where required in "Management."

Dividends and Dividend Policy

        We did not declare or pay any dividends on our ordinary shares in 2009, 2010 or 2011. In July 2012, our board of directors declared an interim dividend for the first six months of 2012 of £0.25 per ordinary share (equal to $0.39 per ordinary share at an exchange rate of $1.56:£1), totaling $3.9 million, which was paid on August 10, 2012. Following this offering, we intend to pay quarterly cash dividends. We expect that our first quarterly dividend will be declared in relation to the third quarter of 2012, will be paid in the fourth quarter of 2012 to holders of our ordinary shares as of September 30, 2012 and will be $0.20 per ordinary share ($0.10 per ADS). The declaration and payment of this dividend and any future dividends will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by our indebtedness, any future debt agreements or applicable laws and other factors that our board of directors may deem relevant. As with the dividend declared in July 2012, we expect future dividends to be paid out of our earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing" and "Risk Factors—Our ability to pay regular dividends on our ordinary shares is subject to the discretion of our board of directors and will depend on many factors, including our results of operations, cash requirements, financial condition, contractual restrictions, applicable laws and other factors, and may be limited by our structure and statutory restrictions and restrictions imposed by the Revolving Credit Facility, Term Loan and Loan Notes due 2018 as well as any future agreements."

        Under our Amended Articles, our shareholders must approve any final dividend, although the board of directors may resolve to pay interim dividends without shareholder approval. Any payment of dividends is also subject to the provisions of the Companies Act, according to which dividends may only be paid out of profits available for distribution determined by reference to accounts prepared in accordance with the Companies Act and IFRS-IASB, which differ in some respects from U.S. GAAP. In the event that dividends are paid in the future, holders of the ADSs will be entitled to receive payments in U.S. dollars in respect of dividends on the underlying ordinary shares in accordance with the deposit agreement. Furthermore, because we are a holding company, any dividend payments would depend on cash flow from our subsidiaries. See "Description of Share Capital—Key Provisions of Luxfer Holdings PLC's Articles of Association—Dividends" and "Description of American Depositary Shares—Dividends and Other Distributions."

Description of Share Capital

        The following describes Luxfer Holdings PLC's issued share capital, summarizes the material provisions of the Amended Articles of Luxfer Holdings PLC and highlights certain differences in corporate law in the United Kingdom and the United States.

  Issued Share Capital

        The issued share capital of Luxfer Holdings PLC as at the date of this prospectus is as follows:

	Number Issued	Amount
Ordinary shares of £1 (Sterling) each	10,000,000	£10,000,000
Deferred shares of £0.0001 (Sterling) each	769,413,708,000	£76,941,370.80

        Each issued ordinary share and deferred share is fully paid up. Upon the closing of this offering, the issued share capital of Luxfer Holdings PLC will be as follows:

	Number Issued	Amount
Ordinary shares of £1 (Sterling) each	13,200,000	£13,200,000
Deferred shares of £0.0001 (Sterling) each	769,413,708,000	£76,941,370.80

  Ordinary Shares

        The holders of ordinary shares are entitled to receive, in proportion to the number of ordinary shares held by them and according to the amount paid up on such ordinary shares during any portion or portions of the period in respect of which the dividend is paid, the whole of the profits of Luxfer Holdings PLC paid out as dividends. Subject to the rights of deferred shares, holders of ordinary shares are entitled, in proportion to the number of ordinary shares held by them and to the amounts paid up thereon, to share in the whole of any surplus in the event of the winding up of Luxfer Holdings PLC. The holders of ordinary shares are entitled to receive notice of, attend either in person or by proxy or, being a corporation, by a duly authorized representative, and vote at general meetings of shareholders.

  Deferred Shares

        The holders of deferred shares are not entitled to receive any dividend or other distribution, or to receive notice of, attend or vote at any general meeting of Luxfer Holdings PLC. On a winding up (but not otherwise), the holders of deferred shares shall be entitled to the repayment of the paid up nominal amount on their deferred shares, but only after any payment to the holders of ordinary shares of an amount equal to 100 times the amount paid up on such ordinary shares.

  "B" Preference Shares

        Luxfer Holdings PLC previously had 50,000 "B" preference shares of £1 (Sterling) each in issue. The "B" preference shares have been redeemed for £60,456 by Luxfer Holdings PLC, effective August 23, 2011, in accordance with the Current Articles.

  Key Provisions of Luxfer Holdings PLC's Articles of Association

        Upon closing of this offering, we will adopt the Amended Articles, which will replace the Current Articles in their entirety. The following is a summary of certain key provisions of the Amended Articles. Please note that this is only a summary and is not intended to be exhaustive. For further information please refer to the full version of the Amended Articles which are included as an exhibit to the registration statement of which this prospectus is a part.

  Directors' Interests—Restrictions on Voting

        A director shall not vote on, or be counted in the quorum in relation to, any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with Luxfer Holdings PLC or any other company in which Luxfer Holdings PLC is interested.

        A director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he has an interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest or where that interest arises only from one or more of the following matters: the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of Luxfer Holdings PLC or any of its subsidiary undertakings; the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of Luxfer Holdings PLC or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security; the giving to him of any other indemnity where all other directors are also being offered indemnities on substantially the same terms; the funding by Luxfer Holdings PLC of his expenditure on defending proceedings or the doing by Luxfer Holdings PLC of anything to enable him to avoid incurring such expenditure where all other directors are being offered substantially the same arrangements; where Luxfer Holdings PLC or any of its subsidiary undertakings is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate; any contract in which he is interested by virtue of his interest in shares or debentures or other securities of Luxfer Holdings PLC or by reason of any other interest in or through Luxfer Holdings PLC; any contract concerning any other company (not being a company in which the director owns one per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever; any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme or retirement, death or disability benefits scheme, share incentive scheme or employees' share scheme (including in respect of any employee benefit trust established by Luxfer Holdings PLC or any of its subsidiary undertakings) which relates both to directors and employees of Luxfer Holdings PLC or of any of its subsidiary undertakings and gives the director benefits which are also generally given to the employees to which the fund or scheme relates; any contract for the benefit of employees of Luxfer Holdings PLC or any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contract relates; and any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any director or directors or for, or for the benefit of, persons who include directors.

  Directors' Interests—Authorization

        Subject to the provisions of the Companies Act and the Amended Articles, and provided that any director has disclosed the nature and extent of any interest of his, the board may authorize any matter which would otherwise involve a director breaching his statutory duty to avoid conflicts of interest. Where the board gives authority in relation to a conflict of interest, or where any of the situations described in (i) to (v) below applies in relation to a director, the board may (a) require the relevant director to be excluded from the receipt of information, the participation in discussion and/or the making of decisions related to the conflict of interest or situation; (b) impose upon the relevant director such other terms for the purpose of dealing with the conflict of interest or situation as it may determine; and (c) provide that the relevant director will not be obliged to disclose information obtained otherwise than through his position as a director of Luxfer Holdings PLC and that is confidential to a third party or to use or apply the information in relation to Luxfer Holdings PLC's affairs, where to do so would amount to a breach of that confidence. The board may revoke or vary such authority at any time.

        Subject to the provisions of the Companies Act, and provided he has declared the nature and extent of his interest to the board, a director may:

(i)
be party to, or otherwise interested in, any contract with Luxfer Holdings PLC or in which Luxfer Holdings PLC has a direct or indirect interest;

(ii)
hold any other office or place of profit with Luxfer Holdings PLC (except that of auditor) in conjunction with his office of director for such period and upon such terms, including remuneration, as the board may decide;

(iii)
act by himself or through a firm with which he is associated in a professional capacity for Luxfer Holdings PLC or any other company in which Luxfer Holdings PLC may be interested (otherwise than as auditor);

(iv)
be or become a director or other officer of, or employed by or otherwise be interested in any holding company or subsidiary company of Luxfer Holdings PLC or any other company in which Luxfer Holdings PLC may be interested; and

(v)
be or become a director of any other company in which Luxfer Holdings PLC does not have an interest and which cannot reasonably be regarded as giving rise to a conflict of interest at the time of his appointment as a director of that other company.

        A director shall not, by reason of his office be liable to account to Luxfer Holdings PLC or its shareholders for any benefit realized by reason of having an interest permitted as described above or by reason of having a conflict of interest authorized by the board and no contract shall be liable to be avoided on the grounds of a director having such interest.

  Appointment, Removal and Retirement of Directors

        Unless otherwise determined by an ordinary resolution of the shareholders, the number of directors shall be not less than two and not more than eight in number. Directors may be appointed by an ordinary resolution of the shareholders or by the board, and may be removed by a special resolution of the shareholders at any time before the expiration of their period of office.

  Fees, Remuneration, Pensions and Gratuities of Directors

        Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board, provided that the aggregate of all fees so paid to directors (excluding amounts payable under any other provision of the Amended Articles) shall not exceed £500,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of Luxfer Holdings PLC. Any director who performs services which in the opinion of the board or any committee authorized by the board go beyond the ordinary duties of a director, may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorized by the board may determine.

        Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the board, or committees of the board or general meetings of Luxfer Holdings PLC or any other meeting which as a director he is entitled to attend, and shall be paid all other costs and expenses properly and reasonably incurred by him in the conduct of Luxfer Holdings PLC's business or in the discharge of his duties as a director. Luxfer Holdings PLC may also fund a director's expenditure for the purposes permitted under the Companies Acts and may do anything to enable a director of Luxfer Holdings PLC to avoid incurring such expenditure as provided in the Companies Acts.

        The board or any committee authorized by the board may exercise the powers of Luxfer Holdings PLC to provide benefits by the payment of gratuities or pensions or by insurance or in any other manner for any director or former director or his relations, dependents or persons connected to him.

  General Meetings

        The board shall convene and Luxfer Holdings PLC shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Act. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman of the meeting which shall not be treated as part of the business of the meeting. Save as otherwise provided by the Amended Articles, two members present in person or by proxy and entitled to vote shall be a quorum for all purposes. The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at every general meeting. Each director shall be entitled to attend and speak at any general meeting. The chairman of the meeting may at any time without the consent of the meeting adjourn any meeting either sine die or to another time or place where it appears to him that (a) the members entitled to vote and wishing to attend cannot be conveniently accommodated in the place appointed for the meeting, (b) the conduct of persons present prevent or is likely to prevent the orderly continuation of business, or (c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

  Voting Rights

        Subject to any special terms as to voting upon which shares may be issued or may at the relevant time be held, and to any other provisions set out in the Amended Articles, members shall be entitled to vote at a general meeting as provided in the Companies Act. Where a proxy is given discretion as to how to vote on a show of hands this will be treated as an instruction by the relevant shareholder to vote in the way in which the proxy decides to exercise that discretion.

        At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded. Subject to the Companies Act, a poll may be demanded by: (a) the chairman of the meeting; (b) at least five members present in person or by proxy and entitled to vote on the resolution; (c) any member or members present in person or by proxy and representing, in the aggregate, not less than one-tenth of the total voting rights of all of the members having the right to attend and vote on the resolution; or (d) any member or members present in person or by proxy and holding shares conferring a right to attend and vote on the resolution being shares on which there have been sums paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right. The chairman of the meeting can also demand a poll before a resolution is put to the vote on a show of hands. Unless a poll is demanded, a declaration by the chairman of the meeting that a resolution on a show of hands has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be conclusive evidence of that fact without proof of the number or proportion of votes recorded for or against the resolution.

        No member shall, unless the board otherwise decides, be entitled in respect of any share held by him to attend or vote (either personally or by proxy) at any general meeting of Luxfer Holdings PLC or upon a poll or to exercise any other right conferred by membership in relation to general meetings or polls unless all calls or other sums presently payable by him in respect of that share have been paid.

  Share Rights

        Subject to the provisions of the Companies Act and to any rights attached to existing shares, any share may be issued with or have attached to it such rights and restrictions as Luxfer Holdings PLC may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the board may decide. Luxfer Holdings PLC may also, subject to the provisions of the Companies Act and to any rights attached to existing shares, issue any share which is to be redeemed, or is liable to be redeemed at the option of the Luxfer Holdings PLC or the holder.

  Alteration of Share Capital

        Luxfer Holdings PLC may alter or reduce its share capital as provided in the Companies Act. Any resolution authorizing Luxfer Holdings PLC to sub-divide its shares or any of them may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage or be subject to any restrictions as compared with the others.

  Transfer of Shares

        Subject to such of the restrictions of the Amended Articles as may be applicable: any member may transfer all or any of his uncertificated shares by means of a relevant system in such manner provided for, and subject as provided in, the uncertificated securities rules, and accordingly no provision of the Amended Articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred; and any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve. The transferor of a share shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the register in respect of it. The instrument of transfer of a certificated share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee. All instruments of transfer, when registered, may be retained by Luxfer Holdings PLC. The board may, in its absolute discretion and without giving any reason for so doing, decline to register any transfer of any share which is not a fully paid share. The board may decline to register any transfer of a certificated share unless (a) the instrument of transfer is duly stamped or duly certified or otherwise shown to the satisfaction of the board to be exempt from stamp duty and is accompanied by the certificate for the shares to which it relates and such other evidence as the board may reasonably require to show the right of the person executing the instrument of transfer to make the transfer, (b) the instrument of transfer is in respect of only one class of share, and (c) the transfer is in favor of no more than four transferees. No fee shall be charged by Luxfer Holdings PLC for registering any transfer, document or instruction relating to or affecting the title to any share or for making any other entry in the register.

  Variation of Rights

        Subject to the provisions of the Companies Act, all or any of the rights attached to any existing class of shares may from time to time be varied either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares. All the provisions of the Amended Articles as to general meetings shall, with any necessary modifications, apply to any such separate general meeting, but so that the necessary quorum shall be two persons entitled to vote and holding or representing by proxy not less than one-third in nominal value of the issued shares of the class in question, that every holder of shares of the class present in person or by proxy and entitled to vote shall be entitled on a poll to one vote for every share of the class held by him, and that any holder of shares of the class present in person or by proxy and entitled to vote may demand a poll. The relevant provisions of the Amended Articles shall apply to the variation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class and their special rights were to be varied.

  Dividends

        Luxfer Holdings PLC may by ordinary resolution from time to time declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board. Subject to the provisions of the Companies Act, the board may pay such interim dividends as appear to the board to be justified by the financial position of Luxfer Holdings PLC. Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide (a) all dividends shall be declared and paid according to the amounts paid up on the share in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purpose of this article as paid up on the share, (b) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion or portions of the period in respect of which the dividend is paid, and, (c) dividends may be declared or paid in any currency. The board may also decide that a particular approved depositary should be able to receive dividends in a currency other than the currency in which it is declared and may make arrangements accordingly. In particular, if an approved depositary has chosen or agreed to receive dividends in another currency, the directors may make arrangements with that approved depositary for payment to be made to them for value on the date on which the relevant dividend is paid, or a later date decided on by the directors.

        The board may deduct from any dividends or other monies payable to a member all sums of money presently payable by that member to Luxfer Holdings PLC, whether on account of calls or otherwise in respect of the shares.

        Luxfer Holdings PLC may stop sending checks, warrants or similar financial instruments in payment of dividends by post in respect of any shares or may cease to employ any other means of payment, including payment by means of a relevant system, for dividends if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or that means of payment has failed or (ii) one payment remains uncashed or is returned undelivered or that means of payment has failed and reasonable inquiries have failed to establish any new postal address or account of the holder. Luxfer Holdings PLC must resume sending dividend checks, warrants or similar financial instruments or employing that means of payment if the holder requests such resumption in writing.

        In addition, the board may if authorized by an ordinary resolution of Luxfer Holdings PLC, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part to be determined by the board) of any dividend specified by the ordinary resolution and the board may settle such distribution as it thinks expedient and in accordance with the articles, and in particular may ignore fractional entitlements, and may determine the value of the entitlement of each holder of ordinary shares to new ordinary shares by reference to such information as the board thinks fit.

  Unclaimed Dividends

        All dividends or other sums payable on or in respect of any shares which remain unclaimed may be invested or otherwise made use of by the board for the benefit of Luxfer Holdings PLC until claimed. If any dividend is unclaimed after a period of 12 years from the date of declaration of such dividend, it shall be forfeited and shall revert to Luxfer Holdings PLC, unless the board decides otherwise.

  Suspension of Rights in the case of Non-Disclosure of Interest

        Section 793 of the Companies Act enables us, by notice in writing, to require a person whom we know or have reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which we issue the notice, interested in our shares to confirm that fact, and where such person holds or has during this relevant time held an interest in our shares to give such further information as may be required relating to his or her interest and any other interest in our shares of which that person is aware.

        The Companies Act permits us to apply to court for an order restricting the rights attaching to our shares for non-compliance with Section 793 of the Companies Act. In addition, the Amended Articles provide for certain restrictions in the event of such non-compliance.

        In the case of a person with a 0.25 per cent. or greater interest in Luxfer Holdings PLC, those restrictions are as follows:

(a)
the shares shall not confer on the holder any right to attend or vote either personally or by proxy at any general meeting or at any separate general meeting of the holders of any class of shares or to exercise any other right conferred by membership in relation to general meetings;

(b)
the board may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares and the holder shall not be entitled to receive shares in lieu of dividend; and

(c)
the board may decline to register a transfer of any of the shares which are certificated shares, unless such a transfer is pursuant to an arm's length sale,

        and in the case of a person with less than a 0.25 per cent interest, only the restriction specified in sub-paragraph (a) is applicable.

  Untraced Shareholders

        Luxfer Holdings PLC can sell any certificated shares at the best price reasonably obtainable at the time of the sale if:

(a)
during the 12 years before the notice referred to in (b) below, the shares have been in issue either in certificated or uncertificated form, at least three cash dividends have become payable on the shares and no dividend has been cashed during that period;

(b)
after the 12 year period, the company has sent a notice to the last known address for the relevant member, stating that it intends to sell the shares. Before sending such a notice to a member, Luxfer Holdings PLC must have used reasonable efforts to trace the member; and

(c)
during the 12 year period and for three months after sending the notice referred to in (b) above, Luxfer Holdings PLC has not heard from the member or any person entitled to the shares by law.

        To sell any shares in this way, the board of directors can appoint anyone to transfer the shares. This method of transfer will be just as effective as if it had been signed by the holder, or by a person who is entitled to the shares by law. The person to whom the shares are transferred will not be bound to concern himself as to what is done with the purchase moneys nor will his ownership be affected even if the sale is irregular or invalid in any way.

        The proceeds of sale will be forfeited and will belong to Luxfer Holdings PLC, and Luxfer Holdings PLC will not be liable in any respect to the person who would have been entitled to the shares by law for the proceeds of sale. Luxfer Holdings PLC can use the money for such good causes as the directors decide.

  Borrowing Powers

        The board may exercise all the powers of Luxfer Holdings PLC to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of Luxfer Holdings PLC, to issue debentures and other securities and to give security, whether outright or as collateral security, for any debt, liability or obligation of Luxfer Holdings PLC or of any third party.

  Lien and Forfeiture

        We shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to us (whether presently or not) in respect of that share. We may sell any share on which we have a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share demanding payment and stating that if the notice is not complied with the share may be sold.

        The board may from time to time make calls on the members in respect of any amounts unpaid on their shares. Each member shall (subject to receiving at least 14 clear days' notice) pay to us the amount called on his shares. If a call or any installment of a call remains unpaid in whole or in part after it has become due and payable, the board may give the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by us by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited. If the notice is not complied with, any share in respect of which it was given may, at any time before payment of all calls or installments and interest and expenses due in respect of it have been made, be forfeited by a resolution of the board to that effect.

  Indemnity of Directors

        To the extent permitted by the Companies Act, Luxfer Holdings PLC may indemnify any of its directors or of any associated company against any liability. In addition, we may purchase and maintain for any of our directors or of any associated company insurance against any liability. We maintain directors and officers insurance to insure such persons against certain liabilities.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

  Allotment of Shares and Pre-Emption

        Under section 551 of the Companies Act, the board of directors may not allot shares unless they are authorized to do so by the articles of association or by an ordinary resolution. Authorization must state the maximum amount of shares that may be allotted under it, and specify the date on which it will expire, which must be not more than five years from the date on which the resolution is passed by virtue of which the authorization is given. In addition, the members have rights of pre-emption under section 561 of the Companies Act in respect of the allotment of new equity securities for cash, unless such rights have been disapplied.

        The Amended Articles shall not contain articles in this respect, but the shareholders have passed, at a general meeting of Luxfer Holdings PLC held on October 26, 2011 and in each case conditional on the closing of the offering, an ordinary resolution empowering the directors to allot equity securities for cash up to an aggregate nominal amount of £20,000,000, such authority to expire on October 25, 2016, and a special resolution disapplying the members rights of pre-emption in respect of an allotment pursuant to such authority.

  Differences in Corporate Law

        The applicable provisions of the Companies Act differ from laws applicable to U.S. corporations and their stockholders. Set forth below is a summary of certain differences between the provisions of the Companies Act applicable to us and the Delaware General Corporation Law relating to shareholders' rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and English law.

	England and Wales	Delaware
Number of Directors	Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company's articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.
Removal of Directors
Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided that 28 clear days' notice of the resolution is given to the company and its shareholders and certain other procedural requirements under the Companies Act are followed (such as allowing the director to make representations against his or her removal either at the meeting or in writing).
Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, stockholders may effect such removal only for cause.
Vacancies on the Board of Directors
	Under English law, the procedure by which directors (other than a company's initial directors) are appointed is generally set out in a company's articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.	Under Delaware law, vacancies on a corporation's board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors.
Annual General Meeting	Under the Companies Act, a public limited company must hold an annual general meeting in each six-month period following the company's annual accounting reference date.
Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

	England and Wales	Delaware
General Meeting

Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by:

•

the directors; or

•

shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings.

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
Notice of General Meetings
Under the Companies Act, 21 clear days' notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company's articles of association providing for a longer period, at least 14 clear days' notice is required for any other general meeting. In addition, certain matters (such as the removal of directors or auditors) require special notice, which is 28 clear days' notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders' consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.
Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.
Proxy	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.
Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

	England and Wales	Delaware
Preemptive Rights	Under the Companies Act, "equity securities" (being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution ("ordinary shares") or (ii) rights to subscribe for, or to convert securities into, ordinary shares) proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.	Under Delaware law, unless otherwise provided in a corporation's certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation's stock.
Liability of Directors and Officers
Under the Companies Act, any provision (whether contained in a company's articles of association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act, which provides exceptions for the company to (a) purchase and maintain insurance against such liability; (b) provide a "qualifying third party indemnity" (being an indemnity against liability incurred by the director to a person other than the company or an associated company as long as he is successful in defending the claim or criminal proceedings); and (c) provide a "qualifying pension scheme indemnity" (being an indemnity against liability incurred in connection with the company's activities as trustee of an occupational pension plan).
Under Delaware law, a corporation's certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•

any breach of the director's duty of loyalty to the corporation or its stockholders;

•

acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•

intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•

any transaction from which the director derives an improper personal benefit.

	England and Wales	Delaware
Voting Rights	Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company's articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing at least 10% of the total voting rights of all the shareholders having the right to vote on the resolution; or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company's articles of association may provide more extensive rights for shareholders to call a poll.

	Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the shareholders present (in person or by proxy) and voting at a meeting. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the votes cast by shareholders present (in person or by proxy) and entitled to vote at the meeting. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by proxy) at the meeting.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.
Shareholder Vote on Certain Transactions

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

•

the approval at a shareholders' or creditors' meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and

•

the approval of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation's assets or dissolution requires:

•

the approval of the board of directors; and

•

approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

	England and Wales	Delaware
Standard of Conduct for Directors

Under English law, a director owes various statutory and fiduciary duties to the company, including:

•

to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;

•

to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

•

to act in accordance with the company's constitution and only exercise his powers for the purposes for which they are conferred;

•

to exercise independent judgment;

•

to exercise reasonable care, skill and diligence;

•

not to accept benefits from a third party conferred by reason of his being a director or doing (or not doing) anything as a director; and

•

a duty to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

England and Wales	Delaware
Stockholder Suits	Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company's internal management. Notwithstanding this general position, the Companies Act provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director's negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company's affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.	Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•

state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

•

allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff's failure to obtain the action; or

•

state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

  City Code on Takeovers and Mergers

        As a UK public company with its place of central management and control in the United Kingdom, Luxfer Holdings PLC is subject to the UK City Code on Takeovers and Mergers (the "City Code"), which is issued and administered by the UK Panel on Takeovers and Mergers (the "Panel"). The City Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the City Code contains certain rules in respect of mandatory offers. Under Rule 9 of the City Code, if a person:

(a)
acquires an interest in shares in Luxfer Holdings PLC which, when taken together with shares in which he or persons acting in concert with him are interested, carry 30% or more of the voting rights of Luxfer Holdings PLC; or

(b)
who, together with persons acting in concert with him, is interested in shares which in the aggregate carry not less than 30% and not more than 50% of the voting rights in Luxfer Holdings PLC, acquires additional interests in shares which increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and depending on the circumstances, its concert parties, would be required (except with the consent of the Panel) to make a cash offer for the outstanding shares in Luxfer Holdings PLC at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

  Exchange Controls

        There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or which may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares or ADSs, other than withholding tax requirements. There is no limitation imposed by U.K. law or Luxfer Holdings PLC's articles of association on the right of non-residents to hold or vote shares.

Description of American Depositary Shares

American Depositary Shares

        The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one-half of an ordinary share (or a right to receive one-half of an ordinary share) deposited with the London office of The Bank of New York Mellon, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary's corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The depositary's principal executive office is located at One Wall Street, New York, New York 10286.

        You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System (described below), or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        The Direct Registration System ("DRS") is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

        As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. English law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents see "Where You Can Find More Information."

Dividends and Other Distributions

How will you receive dividends and other distributions on the ordinary shares?

        The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent.

        Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

        Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See "Taxation—United States Federal Income Taxation." It will distribute only whole U.S. Dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

        Ordinary shares.    The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

        Rights to purchase additional ordinary shares.    If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

        If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the ordinary shares on your behalf. The depositary will then deposit the ordinary shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

        U.S. securities laws may restrict transfers and cancellation of the ADSs represented by ordinary shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

        Other Distributions.    The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

        Except for ordinary shares deposited by us, the selling shareholders, the underwriters or their affiliates in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus.

How can ADS holders withdraw the deposited securities?

        You may surrender your ADSs at the depositary's corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

        ADS holders may instruct the depositary to vote the number of deposited ordinary shares their ADSs represent. The depositary will notify ADS holders of shareholders' meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

        Otherwise, you won't be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares.

        The depositary will try, as far as practical, subject to the laws of England and of our Amended Articles or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders.

        If the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless we notify the depositary that:

  •
  we do not wish to receive a discretionary proxy;

  •
  we think there is substantial shareholder opposition to the particular question; or

  •
  we think the particular question would have a adverse impact on our shareholders.

The depositary will only vote or attempt to vote as you instruct or as described above.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

        The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-generating services until its fees for those services are paid.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, ordinary shares or other securities received by the depositary will become deposited securities.
• Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its pro rata share of the new deposited securities.
• Distribute securities on the ordinary shares that are not distributed to you	The depositary may, and will if we ask it to, distribute some or all of the cash, ordinary shares or other securities it received. It may also deliver
• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

        The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

        After termination, the depositary and its agents will only collect distributions on the deposited securities, sell rights and other property, and deliver ordinary shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary's only obligations will be to account for the money and other cash.

After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

  •
  are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

  •
  are not liable if we or it exercises discretion permitted under the deposit agreement;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person; and

  •
  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

  •
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

        The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADSs

        ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

  •
  When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our ordinary shares.

  •
  When you owe money to pay fees, taxes and similar charges.

  •
  When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

        Pre-release of ADSs    The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that (i) it or its customer owns the ordinary shares or ADSs to be deposited, (ii) it or its customer transfers all beneficial right, title and interest in the ordinary shares or ADSs to be deposited to the depositary for the benefit of the owners, and (iii) it will not take any action with respect to the ordinary shares or ADSs to be deposited that is inconsistent with the transfer of ownership (including, without the consent of the depositary, disposing of the ordinary shares or ADSs to be deposited other than in satisfaction of the pre-release); (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

        The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Shares and ADSs Eligible for Future Sale

        Upon completion of this offering, we will have outstanding 8,000,000 ADSs representing approximately 30.3% of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while the ADSs have been approved for listing on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

        In connection with this offering, we expect to enter into, and each of our directors, members of our executive management board, the selling shareholders and certain other shareholders have entered into, lock-up agreements described under "Underwriting" that restrict the sale of ordinary shares and ADSs for up to 180 days after the date of this prospectus, subject to an extension in certain circumstances. After the expiration of the 180 day period, the ordinary shares or ADSs held by our directors, members of our executive management board, the selling shareholders and certain other shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

        In general, under Rule 144, a person (or persons whose shares are aggregated):

  •
  who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale; and

  •
  who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell his shares without restriction, subject to our compliance with the reporting obligations under the Exchange Act.

        In general, under Rule 144, a person who is our affiliate and has beneficially owned ordinary shares for at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1.0% of the number of ordinary shares then outstanding, which is expected to compare to approximately 132,000 ordinary shares immediately after this offering; and

  •
  the average weekly trading volume of the ordinary shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.

        Any such sales by an affiliate are also subject to manner of sale provisions, notice requirements and our compliance with Exchange Act reporting obligations.

        In addition, in each case, these shares would remain subject to any lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

        Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in

Regulation S), subject to certain other conditions. In general, this means that our shares may be sold in some other manner outside the United States without requiring registration in the United States.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Taxation

United States Federal Income Taxation

        The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs. This discussion is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

        This discussion applies only to U.S. Holders that acquire the ADSs in the initial offering and hold the ADSs as capital assets for U.S. federal income tax purposes. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase the ADSs by any particular investor. In particular, this discussion does not address tax considerations applicable to a U.S. Holder that may be subject to special tax rules, including, without limitation, a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, banks, thrifts, or other financial institutions, an insurance company, a tax-exempt organization, a person that holds the ADSs as part of a hedge, straddle or conversion transaction for tax purposes, a person whose functional currency for tax purposes is not the U.S. dollar, a person subject to the U.S. alternative minimum tax, or a person that owns or is deemed to own 10% or more of the company's voting stock. In addition, the discussion does not address tax consequences to an entity treated as a partnership for U.S. federal income tax purposes that holds the ADSs, or a partner in such partnership. The U.S. federal income tax treatment of each partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Prospective purchasers that are partners in a partnership holding the ADSs should consult their own tax advisers.

        PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ADSs.

        The discussion below of the U.S. federal income tax consequences to "U.S. Holders" will apply to you if you are a beneficial owner of ADSs and you are, for U.S. federal income tax purposes,

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state therein or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

  Taxation of Dividends and Other Distributions on the ADSs

        Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the ADSs will generally be includable in your gross income as dividend income on the date of receipt by the depositary, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent, if any, that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. A dividend in respect of the ADSs will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

        With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends will generally be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ADSs are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, (3) certain holding period requirements are met and (4) you are not under any obligation to make related payments with respect to positions in substantially similar or related property. Under U.S. Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs, including the effect of any change in law after the date of this prospectus.

        Dividends generally will constitute foreign source income for foreign tax credit limitation purposes. However, if 50% or more of our stock is treated as held by U.S. persons, we will be treated as a "United States-owned foreign corporation." In that case, dividends may be treated for foreign tax credit limitation purposes as income from sources outside the United States to the extent attributable to our non-U.S. source earnings and profits, and as income from sources within the United States to the extent attributable to our U.S. source earnings and profits. We cannot assure you that we will not be treated as a United States-owned foreign corporation. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs will generally constitute "passive category income."

  Taxation of Dispositions of ADSs

        Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS equal to the difference between the amount realized (in U.S. dollars) for the ADS and your tax basis (in U.S. dollars) in the ADS. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss.

  Passive Foreign Investment Company

        Special U.S. tax rules apply to companies that are considered to be passive foreign investment companies ("PFICs"). We will be classified as a PFIC in a particular taxable year if either

  •
  75% or more of our gross income for the taxable year is passive income; or

  •
  the average percentage (determined on the basis of a quarterly average) of the value of our assets that produce or are held for the production of passive income is at least 50%.

        In making this determination, we will be treated as earning our proportionate share of any income and owning our proportionate share of any assets of any corporation in which we hold a 25% or greater interest. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds the ADSs, we would continue to be treated as a PFIC with respect to such holder's investment unless (i) we cease to be a PFIC and (ii) the U.S. Holder has made a "deemed sale" election under the PFIC rules. We expect to derive sufficient active revenues and to hold sufficient active assets, so that we will not be classified as a PFIC, but the PFIC tests must be applied each year, and it is possible that we may become a PFIC in a future year. In the event that, contrary to our expectation, we are classified as a PFIC in any year in which you hold the ADSs, and you do not make one of the elections described in the following paragraph, any gain recognized by you on a sale or other disposition (including a pledge) of the ADSs would be allocated ratably over your holding period for the ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by you on your ADSs were to exceed 125% of the average of the annual distributions on the ADSs received during the preceding three years or your holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of shares if we were a PFIC, described above. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your ADSs at death.

        You can avoid the unfavorable rules described in the preceding paragraph by electing to mark your ADSs to market. If you make this mark-to-market election, you will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of your ADSs at year-end over your basis in those ADSs. In addition, the excess, if any, of your basis in the ADSs over the fair market value of your ADSs at year-end is deductible as an ordinary loss in an amount equal to the lesser of (i) the amount of the excess or (ii) the amount of the net mark-to-market gains that you have included in income in prior years. Any gain you recognize upon the sale of your ADSs will be taxed as ordinary income in the year of sale. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries, and a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by the company that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisor as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

        You should consult your own tax advisor regarding the U.S. federal income tax considerations discussed above and the desirability of making a mark-to-market election.

        If the Company is or becomes a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

  Information Reporting and Backup Withholding

        Dividend payments with respect to ADSs and proceeds from the sale, exchange or redemption of ADSs may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

New Legislation

        For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to an interest in the ADSs, subject to certain exceptions (including an exception for ADSs held in accounts maintained by certain financial institutions). You should consult your tax advisor regarding the effect, if any, of this legislation on your ownership and disposition of the ADSs.

United Kingdom Tax Considerations

        The following is a general summary of certain U.K. tax considerations relating to the ownership and disposal of the ordinary shares or the ADSs. It is based on current U.K. tax law and published HM Revenue & Customs ("HMRC") practice as at the date of this prospectus, both of which are subject to change, possibly with retrospective effect.

        Save as provided otherwise, this summary applies only to persons who are resident (and, in the case of individuals, ordinarily resident and domiciled) in the United Kingdom for tax purposes and who are not resident for tax purposes in any other jurisdiction and do not have a permanent establishment or fixed base in any other jurisdiction with which the holding of the ordinary shares or ADSs is connected ("U.K. Holders"). Persons (a) who are not resident or ordinarily resident (or, if resident or ordinarily resident, are not domiciled) in the United Kingdom for tax purposes, including those individuals and companies who trade in the United Kingdom through a branch, agency or permanent establishment in the United Kingdom to which the ordinary shares or the ADSs are attributable, or (b) who are resident or otherwise subject to tax in a jurisdiction outside the United Kingdom, are recommended to seek the advice of professional advisors in relation to their taxation obligations.

        This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under U.K. tax law. In particular:

  •
  this summary only applies to the absolute beneficial owners of the ordinary shares or the ADSs and any dividends paid in respect of the ordinary shares where the dividends are regarded for U.K. tax purposes as that person's own income (and not the income of some other person);

  •
  this summary: (a) only addresses the principal U.K. tax consequences for investors who hold the ordinary share or ADSs as capital assets, (b) does not address the tax consequences which may be relevant to certain special classes of investor such as dealers, brokers or traders in shares or securities and other persons who hold the ordinary shares or ADSs otherwise than as an investment, (c) does not address the tax consequences for holders that are financial institutions, insurance companies, collective investment schemes, pension schemes, charities and tax-exempt organizations, (d) assumes that the holder is not an officer or employee of the company (or of any related company) and has not (and is not deemed to have) acquired the ordinary shares or ADSs by virtue of an office or employment, and (e) assumes that the holder does not control or hold (and is not deemed to control or hold), either alone or together with one or more associated or connected persons, directly or indirectly (including through the holding of the ADSs), an interest of 10% or more in the issued share capital (or in any class thereof), voting power, rights to profits or capital of the company, and is not otherwise connected with the company.

        This summary further assumes that a holder of ADSs is the beneficial owner of the underlying ordinary shares for U.K. direct tax purposes. Based on recently published HMRC guidance it is expected that holders of ADSs should be so treated by HMRC; however, the guidance is not considered in any detail in this summary and potential investors should consult their own professional advisors.

        POTENTIAL INVESTORS IN THE ADSs SHOULD SATISFY THEMSELVES PRIOR TO INVESTING AS TO THE OVERALL TAX CONSEQUENCES, INCLUDING, SPECIFICALLY, THE CONSEQUENCES UNDER U.K. TAX LAW AND HMRC PRACTICE OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES OR ADSs, IN THEIR OWN PARTICULAR CIRCUMSTANCES BY CONSULTING THEIR OWN TAX ADVISERS.

Taxation of dividends

  Withholding Tax

        Dividend payments in respect of the ordinary shares may be made without withholding or deduction for or on account of U.K. tax.

  Income Tax

        Dividends received by individual U.K. Holders will be subject to U.K. income tax on the full amount of the dividend paid, grossed up for the amount of the non-refundable U.K. dividend tax credit referred to below.

        An individual holder of ordinary shares or ADSs who is not a U.K. Holder will not be chargeable to U.K. income tax on dividends paid by the company, unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency in the United Kingdom to which the ordinary shares or ADSs are attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to U.K. income tax on dividends received from the company.

        The rate of U.K. income tax which is chargeable on dividends received in the tax year 2012/2013 by (i) additional rate taxpayers is 42.5%, (ii) higher rate taxpayers is 32.5%, and (iii) basic rate taxpayers is 10%. Individual U.K. Holders will be entitled to a non-refundable tax credit equal to one-ninth of the full amount of the dividend received from the company, which will be taken into account in computing the gross amount of the dividend which is chargeable to U.K. income tax. The tax credit will be credited against such holder's liability (if any) to U.K. income tax on the gross amount of the dividend. After taking into account the tax credit, the effective rate of tax (i) for additional rate taxpayers will be approximately 36% of the dividend paid, (ii) for higher rate taxpayers will be 25% of the dividend paid, and (iii) for basic rate taxpayers will be nil. An individual holder who is not subject to U.K. income tax on dividends received from the company will not generally be entitled to claim repayment of the tax credit in respect of such dividends. An individual's dividend income is treated as the top slice of their total income which is chargeable to U.K. income tax.

  Corporation Tax

        A U.K. Holder within the charge to U.K. corporation tax should generally be entitled to exemption from U.K. corporation tax in respect of dividend payments. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the gross amount of any dividends. If potential investors are in any doubt as to their position, they should consult their own professional advisers.

        A corporate holder of ordinary shares or ADSs that is not a U.K. Holder will not be subject to U.K. corporation tax on dividends received from the company, unless it carries on a trade in the United Kingdom through a permanent establishment to which the ordinary shares or ADSs are attributable. In these circumstances, such holder may, depending on its individual circumstances and if the exemption from U.K. corporation tax discussed above does not apply, be chargeable to U.K. corporation tax on dividends received from the company.

Taxation of disposals

  U.K. Holders

        A disposal or deemed disposal of ordinary shares or ADSs by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of U.K. capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of ordinary shares or ADSs are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual allowance of tax-free gains in that tax year (the "annual exemption"). The annual exemption for the 2012/2013 tax year is £10,600. If, after all allowable deductions, an individual U.K. Holder's total taxable income for the year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of ordinary shares or ADSs will be taxed at 28%. In other cases, a taxable capital gain accruing on a disposal of ordinary shares or ADSs may be taxed at 18% or 28% or at a combination of both rates.

        An individual U.K. Holder who ceases to be resident or ordinarily resident in the United Kingdom for a period of less than five years and who disposes of his or her ordinary shares or ADSs during that period of temporary non-residence may be liable to U.K. capital gains tax on a chargeable gain accruing on such disposal on his or her return to the United Kingdom (subject to available exemptions or reliefs).

        A disposal of ordinary shares or ADSs by a corporate U.K. Holder may give rise to a chargeable gain or an allowable loss for the purpose of U.K. corporation tax. Such a holder should be entitled to an indexation allowance, which applies to reduce capital gains to the extent that such gains arise due to inflation. The allowance may reduce a chargeable gain but will not create an allowable loss.

  Non-U.K. Holders

        An individual holder who is not a U.K. Holder will not be liable to U.K. capital gains tax on capital gains realized on the disposal of his or her ordinary shares or ADSs unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency in the United Kingdom to which the ordinary shares or ADSs are attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to U.K. capital gains tax on chargeable gains arising from a disposal of his or her ordinary shares or ADSs.

        A corporate holder of ordinary shares or ADSs that is not a U.K. Holder will not be liable for U.K. corporation tax on chargeable gains realized on the disposal of its ordinary shares or ADSs unless it carries on a trade in the United Kingdom through a permanent establishment to which the ordinary shares or ADSs are attributable. In these circumstances, a disposal of ordinary shares or ADSs by such holder may give rise to a chargeable gain or an allowable loss for the purposes of U.K. corporation tax.

        Any gains or losses in respect of currency fluctuations relating to the ADSs would be brought into account on the disposal.

  Inheritance Tax

        If for the purposes of the Taxes on Estates of Deceased Persons and on Gifts Treaty 1978 between the United States and the United Kingdom an individual holder is domiciled in the United States and is not a national of the United Kingdom, any ordinary shares or ADSs beneficially owned by that holder will not generally be subject to U.K. inheritance tax on that holder's death or on a gift made by that holder during his/her lifetime, provided that any applicable United States federal gift or estate tax liability is paid, except where (i) the ordinary shares or ADSs are part of the business property of a U.K. permanent establishment or pertain to a U.K. fixed base used for the performance of independent personal services; or (ii) the ordinary shares or ADSs are comprised in a settlement unless, at the time of the settlement, the settlor was domiciled in the United States and not a national of the United Kingdom.

  Stamp Duty and Stamp Duty Reserve Tax

  Issue and transfer of ordinary shares

        No U.K. stamp duty or stamp duty reserve tax ("SDRT") is payable on the issue of the ordinary shares.

        Transfers of ordinary shares to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts (which will include a transfer of ordinary shares to the Depositary or to the custodian as nominee or agent for the Depositary) or to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services, will generally be regarded by HMRC as subject to stamp duty or SDRT at 1.5% of the amount or value of the consideration or, in certain circumstances, the value of the ordinary shares transferred. In practice this liability for stamp duty or SDRT is in general borne by such person depositing the relevant shares in the clearance service or depositary receipt scheme. The selling shareholders will be responsible for payment of stamp duty or SDRT relating to their transfer of ordinary shares to the Depositary or to the custodian as nominee or agent for the Depositary.

        The transfer on sale of ordinary shares by a written instrument of transfer will generally be liable to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration for the transfer. The purchaser normally pays the stamp duty.

        An agreement to transfer ordinary shares will generally give rise to a liability on the purchaser to SDRT at the rate of 0.5% of the amount or value of the consideration. Such SDRT is payable on the seventh day of the month following the month in which the charge arises, but where an instrument of transfer is executed and duly stamped before the expiry of a period of six years beginning with the date of that agreement, (i) any SDRT that has not been paid ceases to be payable, and (ii) any SDRT that has been paid may be recovered from HMRC, generally with interest.

  Transfer of ADSs

        No U.K. stamp duty will be payable on a written instrument transferring an ADS or on a written agreement to transfer an ADS provided that the instrument of transfer or the agreement to transfer is executed and remains at all times outside the United Kingdom. Where these conditions are not met, the transfer of, or agreement to transfer, an ADS could, depending on the circumstances, attract a charge to U.K. stamp duty at the rate of 0.5% of the value of the consideration.

        No SDRT will be payable in respect of an agreement to transfer an ADS.

Underwriting

        Under the terms and subject to the conditions contained in an underwriting agreement dated                  , we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. are acting as representatives, the following respective numbers of ADSs:

Underwriter	Number of ADSs
Credit Suisse Securities (USA) LLC
Jefferies & Company, Inc.
KeyBanc Capital Markets Inc.
Oppenheimer & Co. Inc.

Total	8,000,000

        The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers' certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the ADSs if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        We and the selling shareholders have granted the underwriters an option for a period of 30 days to purchase up to 600,000 additional ADSs from us and 600,000 additional ADSs from the selling shareholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of ADSs.

        The underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per ADS. After the initial public offering the underwriters may change the public offering price and concession.

        The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

	Per ADS		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling shareholders	$	$	$	$
Expenses payable by the selling shareholders	$	$	$	$

        We estimate that our out of pocket expenses for this offering will be approximately $4.4 million.

        We anticipate that members of our executive management board, directors and certain holders of our outstanding ordinary shares or ADSs and other securities will agree, subject to specified exceptions, not to directly or indirectly:

  •
  sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Exchange Act, or

  •
  otherwise dispose of any ADSs, ordinary shares, options or warrants to acquire ADSs or ordinary shares, or securities exchangeable or exercisable for or convertible into ADSs or ordinary shares currently or hereafter owned either of record or beneficially, or

  •
  publicly announce an intention to do any of the foregoing until the date that is 180 days after the date of this prospectus without the prior written consent of Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc.

        We anticipate that this restriction will terminate after the close of trading of the ADSs on and including the 180 days after the date of this prospectus. However, subject to certain exceptions, in the event that either:

  •
  during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

  •
  prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period,

then in either case we anticipate that the expiration of the restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. waive, in writing, such an extension.

        We anticipate that Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who we anticipate will execute a lock-up agreement, providing consent to the sale of ADSs prior to the expiration of the lock-up period.

        We and certain selling shareholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities. We have agreed to pay the reasonable fees and expenses of counsel to the underwriters in an amount up to $50,000 in connection with the Financial Industry Regulatory Authority, Inc.'s review and approval of the underwriters' participation in the offering and distribution of the ADSs.

        We have applied to list the ADSs on the New York Stock Exchange under the symbol "LXFR".

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

  •
  Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

        The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and certain of their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), an offer to the public of any ADSs which are the subject of the offering contemplated by this prospectus supplement may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any ADSs may be made at any time with effect from the Relevant Implementation Date under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

        (a)   to legal entities which are qualified investors as defined in the Prospectus Directive;

        (b)   to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

        (c)   in any other circumstances falling within Article 3(2) of the Prospectus Directive,

        provided that no such offer of the ADSs shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each person in a Relevant Member State who receives any communication in respect of, or who acquires any ADSs under, the offers contemplated in this prospectus supplement will be deemed to have represented, warranted, undertaken and agreed to and with each underwriter and us that:

        (a)   it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

        (b)   in the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State, in circumstances which may give rise to an offer of ADSs to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to such proposed offer or resale.

        Each underwriter and we and our respective affiliates will rely on the truth and accuracy of the foregoing representation, warranty, agreement and undertaking.

        For the purposes of this provision, the expression an "offer to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        United Kingdom.    With respect to offers and sales of the ADSs: (a) any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended) ("FSMA")) shall only be communicated, or be caused to be communicated, in circumstances in which Section 21 of FSMA does not apply; and (b) all applicable provisions of FSMA must be complied with, with respect to anything done in relation to the ADSs in, from or otherwise involving the United Kingdom.

        Without limitation to the foregoing, this prospectus is only being distributed to and is only directed at: (a) persons who are outside the United Kingdom; or (b) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); or (c) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

        France.    No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the ADSs that has been approved by the Autorité des marchés financiers or by the competent authority of another state that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers, and it has not offered or sold and will not offer or sell, directly or indirectly, the ADSs to the public in France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, this prospectus or any other offering material relating to the ADSs, and that such offers, sales and distributions have been and shall only be made in France to persons licensed to provide the investment service of portfolio management for the account of third parties and/or qualified investors (investisseurs qualifiés) other than individuals, investing for their own account, all as defined in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-3 of the Code monétaire et financier and other applicable regulations. The direct or indirect distribution to the public in France of any so acquired ADSs may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Code monétaire et financier and applicable regulations thereunder.

        Italy.    The offering of the ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa ("CONSOB"), in accordance with Italian securities legislation. Accordingly, the ADSs may not be offered, and copies of this prospectus or any other document relating to the ADSs may not be distributed in Italy except to "qualified investors", as defined in Article 34-ter, subsection 1, paragraph b) of CONSOB Regulation no. 11971 of May 14, 1999, as amended from time to time (the "Issuers' Regulation"), or in any other circumstance where an express exemption to comply with public offering restrictions provided by Legislative Decree no. 58 of February 24, 1998, as amended (the "Consolidated Financial Act") or Issuers' Regulation applies, including those provided for under Article 100 of the Consolidated Financial Act and Article 34-ter of the Issuers' Regulation, and provided, however, that any such offer or sale of the ADSs or distribution of copies of this prospectus or any other document relating to the ADSs in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be conducted in accordance with any relevant limitations or procedural requirements that CONSOB, the Bank of Italy or other Italian authorities may impose upon the offer or sale of the ADSs, and (iii) be made only by (a) banks, investment firms or financial intermediaries allowed to engage in the placement and/or underwriting of financial instruments in Italy in accordance with Legislative Decree No. 385 of September 1, 1993, as amended (the "Italian Banking Act"), the Consolidated Financial Act and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in Italy pursuant to Articles 15, 16 and 18 of the Italian Banking Act, in each case acting in compliance with all applicable laws and regulations.

        Article 100-bis of the Consolidated Financial Act affects the transferability of the ADSs in Italy to the extent that any placement of the ADSs is made solely with "qualified investors" and the ADSs are then systematically resold to non-qualified investors on the secondary market at any time in the 12 months following such placement. Should this occur without the publication of a prospectus, and outside of the application of one of the exemptions referred to above, retail purchasers of ADSs may have their purchase declared void and claim damages from any intermediary which sold them the ADSs.

        Switzerland.    The ADSs offered pursuant to this document will not be offered, directly or indirectly, to the public in Switzerland and this document does not constitute a public offering prospectus as that term is understood pursuant to art. 652a or art. 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the ADSs being offered pursuant to this prospectus supplement on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this document does not necessarily comply with the information standards set out in the relevant listing rules. The ADSs being offered pursuant to this prospectus supplement have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of ADSs.

        Hong Kong.    No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

        This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

        Japan.    The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

        Investors are advised to contact their legal, financial or tax advisers to obtain an independent assessment of the financial and tax consequences of an investment in ADSs.

 Notice to Canadian Residents

Resale Restrictions

        The distribution of the ADSs in Canada is being made only in the provinces of Ontario and Quebec on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of ADSs are made. Any resale of the ADSs in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

Representations of Purchasers

        By purchasing ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is resident in either the Province of Ontaria or Quebec, and is not acquiring the Notes for the account or benefit of any individual or entity that is resident in any province or territory of Canada other than the Province of Ontario or Quebec,

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is an "accredited investor" as defined under National Instrument 45-106—Prospectus and Registration Exemptions,

  •
  the purchaser is a "Canadian permitted client" as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations, or as otherwise interpreted and applied by the Canadian Securities Administrators,

  •
  where required by law, the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under Resale Restrictions, and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning the purchase of the ADSs to the regulatory authority that by law is entitled to collect the information, including certain personal information. For purchasers in Ontario, questions about such indirect collection of personal information should be directed to Administrative Support Clerk, Ontario Securities Commission, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8 or on (416) 593-3684.

Rights of Action—Ontario Purchasers

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the ADSs, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the ADSs . The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the ADSs. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the ADSs were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders, will have no liability. In the case of an action for damages, we and the selling shareholders, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the ADSs as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ADSs in their particular circumstances and about the eligibility of the ADSs for investment by the purchaser under relevant Canadian legislation.

Notice to Clients of Jefferies & Company, Inc. ("Jefferies")

        With respect to Jefferies, please note the following for the purposes of the international dealer exemption that is available to broker-dealers registered in a foreign jurisdiction pursuant to section 8.18(2) of NI 31-103:

  1.
  Jefferies is not registered as a securities dealer in any province or territory of Canada.

  2.
  Jefferies' head office and principal place of business is located in the State of New York, USA.

  3.
  All or substantially all of the assets of Jefferies may be situated outside of Canada.

  4.
  There may be difficulty enforcing legal rights against Jefferies because of the above.

  5.
  Jefferies' agent for service of legal proceedings in the provinces of Alberta, British Columbia, Manitoba, Ontario and Québec are:

      Alberta
      McCarthy Tétrault LLP
      Suite 3300
      421 - 7th Avenue SW
      Calgary AB T2P 4K9
      Attn: John S. Osler

      British Columbia
      McCarthy Tétrault LLP
      Pacific Centre
      P.O. Box 10424, Suite 1300
      777 Dunsmuir Street
      Vancouver BC V7Y IK2
      Attn: Tim McCafferty

      Manitoba
      Aikins, MacAulay & Thorvaldson LLP
      30th Floor
      Commodity Exchange Tower
      360 Main Street
      Winnipeg MB R3C 4G1
      Attn: Richard L. Yaffe

      Ontario
      Cartan Limited
      Suite 5300
      Toronto Dominion Bank Tower
      Toronto ON M5K 1E6
      Attn: Andrew Parker

      Québec
      McCarthy Tétrault LLP
      Bureau 2500
      1000, rue De La Gauchetière Ouest
      Montréal QC H3B 0A2
      Attn: Sonia J. Struthers

Expenses of the Offering

        We estimate that the expenses payable by us in connection with this offering, other than underwriting discounts, will be as follows:

Amount
($)
Expenses:
SEC registration fee	14,760
FINRA filing fee	18,544
New York Stock Exchange listing fee	125,000
Printing and engraving expenses	500,000
Legal fees and expenses	2,400,000
Accounting fees and expenses	600,000
Road show expenses	500,000
Depositary expenses	20,000
Miscellaneous costs	197,696

Total	4,376,000

        We anticipate that the total underwriting discount on shares offered by us in the offering will be approximately $5,824,000, or 7% of the gross proceeds to us of the offering, assuming no exercise of the underwriters' overallotment option.

        All amounts in the table are estimates except the SEC registration fee, the New York Stock Exchange listing fee and the FINRA filing fee.

Legal Matters

        The validity of our ordinary shares and certain matters governed by English law will be passed on for us by Cleary Gottlieb Steen & Hamilton LLP, our English counsel, and for the underwriters by Latham & Watkins LLP, English counsel for the underwriters.

        The validity of the ADSs and certain other matters governed by U.S. federal and New York state law will be passed on for us by Cleary Gottlieb Steen & Hamilton LLP, our U.S. counsel, and for the underwriters by Latham & Watkins LLP, U.S. counsel for the underwriters.

Experts

        The consolidated financial statements of Luxfer Holdings PLC as of December 31, 2011 and 2010 and for each of the years ended December 31, 2011, 2010 and 2009 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Service of Process and Enforcement of Judgments

        We are incorporated under the laws of England and Wales. Many of our directors and officers reside outside the United States, and a substantial portion of our assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for you to serve legal process on us or our directors and executive officers (as well as certain directors, managers and executive officers of the finance subsidiaries) or have any of them appear in a U.S. court.

        We intend to appoint Corporation Service Company as our authorized agent upon whom process may be served in any action instituted in any U.S. federal or state court having subject matter jurisdiction in the Borough of Manhattan in New York, New York, arising out of or based upon the ADSs or the underwriting agreement related to the ADSs.

        Cleary Gottlieb Steen & Hamilton LLP, our English solicitors, has advised us that there is some doubt as to the enforceability in the United Kingdom, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities based solely on the federal securities laws of the United States. In addition, awards for punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

Where You Can Find More Information

        We have filed with the SEC a registration statement on Form F-1, including amendments and relevant exhibits and schedules, under the Securities Act covering the ADSs to be sold in this offering. This prospectus, which constitutes a part of the registration statement, summarizes material provisions of contracts and other documents that we refer to in the prospectus. Since this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement and its exhibits and schedules for further information with respect to us and the ADSs. You may review and copy the registration statement, reports and other information we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC. For further information on the public reference facility, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, are also available to you on the SEC's Web site at http://www.sec.gov.

        Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Our annual reports on Form 20-F for the year ended December 31, 2012 and subsequent years will be due four months following the fiscal year end. We are not required to disclose certain other information that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

        As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC, which do apply to us as a foreign private issuer.

The Board of Directors and Shareholders of Luxfer Holdings PLC

        We have audited the accompanying consolidated balance sheets of Luxfer Holdings PLC (the "Company") as of December 31, 2010 and December 31, 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Luxfer Holdings PLC at December 31, 2010 and December 31, 2011, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as adopted by the International Accounting Standards Board.

        /s/ Ernst & Young LLP

        Manchester, England

        March 27, 2012

Luxfer Holdings PLC
Consolidated Income Statement
All amounts in millions except share and per share amounts

	Notes	2011	2010	2009
		($ millions)
CONTINUING OPERATIONS
REVENUE	2	$510.8	$402.7	$371.3

Cost of sales		(390.4)	(305.1)	(295.7)

Gross profit		120.4	97.6	75.6
Other income		2.0	0.1	0.1
Distribution costs		(7.3)	(7.4)	(6.8)
Administrative expenses		(48.9)	(44.5)	(40.4)
Share of start-up costs of joint venture	14	(0.2)	(0.1)	(0.1)

TRADING PROFIT	2	66.0	45.7	28.4
Restructuring and other income (expense)	5	0.2	(0.8)	(1.1)

OPERATING PROFIT	3	$66.2	$44.9	$27.3
Other income (expense):
Acquisition costs	5	—	—	(0.5)
Disposal costs of intellectual property	5	(0.2)	(0.4)	—
Finance income:
Interest received	7	0.2	0.2	0.2
Gain on purchase of own debt	7	—	0.5	—
Finance costs
Interest costs	8	(9.2)	(9.6)	(11.8)

PROFIT ON OPERATIONS BEFORE TAXATION		57.0	35.6	15.2
Tax expense	9	(13.6)	(9.9)	(5.7)

PROFIT FOR THE YEAR		43.4	25.7	9.5

Attributable to:
Equity shareholders		43.4	25.7	9.5

Earnings per share:
Basic
Unadjusted	10	$4.39	$2.61	$0.97

Diluted
Unadjusted	10	$4.35	$2.59	$0.96

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements

Luxfer Holdings PLC
Consolidated Statement of Comprehensive Income
All amounts in millions

	Notes	2011	2010	2009
		($ millions)
Profit for the year		$43.4	$25.7	$9.5

Other comprehensive income movements:
Exchange differences on translation of foreign operations		(5.4)	0.2	(2.2)
Fair value movements in cash flow hedges		0.9	(0.2)	2.9
Transfers to income statement on cash flow hedges		(0.2)	0.5	1.8
Exchange differences on translation of hedging reserve		(0.1)	—	(0.2)

Hedge accounting income adjustments		0.6	0.3	4.5
Actuarial gains/(losses) on defined benefit retirement plan	28	(54.0)	4.4	(10.1)
Deferred tax on items taken to other comprehensive income	22	15.0	(1.3)	1.4

Retirement benefit expenses		(39.0)	3.1	(8.7)
Total other comprehensive income movements for the year		(43.8)	3.6	(6.4)

Total comprehensive income for the year		$(0.4)	$29.3	$3.1

Attributed to:
Equity shareholders		$(0.4)	$29.3	$3.1

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements

Luxfer Holdings PLC
Consolidated Balance Sheet
All amounts in millions

	Notes	31 December 2011	31 December 2010
		($ millions)
ASSETS
Non-current assets
Property, plant and equipment	11	$114.2	$108.5
Intangible assets	12	37.0	37.2
Investments	14	0.5	0.4
Deferred tax assets	22	22.7	9.7
Other non-current assets	23	0.7	1.5

		$175.1	$157.3
Current assets
Inventories	15	100.6	77.1
Trade and other receivables	16	65.2	51.6
Income tax receivable		1.2	0.3
Cash and short term deposits	17	22.2	10.3

		189.2	139.3

TOTAL ASSETS		$364.3	$296.6

EQUITY AND LIABILITIES
Capital and reserves attributable to the Group's equity holders
Ordinary share capital	18	$19.6	$19.6
Deferred share capital	18	150.9	150.9
Retained earnings	19	259.4	255.0
Own shares held by ESOP	18	(0.6)	(0.6)
Hedging reserve	19	0.7	0.1
Translation reserve	19	(31.4)	(26.0)
Merger reserve	19	(333.8)	(333.8)

Equity attributable to the equity holders of the parent		64.8	65.2

Total equity		$64.8	$65.2

Non-current liabilities
Bank and other loans	20	129.4	—
Senior loan Notes due 2012	20	—	106.3
Retirement benefits	28	82.4	41.2
Preference shares	18	—	0.1
Provisions	21	3.1	2.8
Deferred tax liabilities	22	—	0.2

		$214.9	$150.6
Current liabilities
Bank and other loans	20	3.1	9.6
Trade and other payables	24	79.3	67.4
Current income tax liabilities		0.2	1.3
Provisions	21	2.0	2.5

		84.6	80.8

Total liabilities		$299.5	$231.4

TOTAL EQUITY AND LIABILITIES		$364.3	$296.6

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements

Luxfer Holdings PLC
Consolidated Cash Flow Statement
All amounts in millions

	Notes	2011	2010	2009
		($ millions)
RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year		$43.4	$25.7	$9.5
Adjustments to reconcile net profit for the year to net cash from operating activities:
Income taxes	9	11.8	9.5	4.0
Deferred income taxes	9	1.8	0.4	1.7
Depreciation and amortization		14.5	13.8	13.7
Past service credit on retirement benefit obligations	5	(1.6)	—	—
Loss on disposal of property, plant and equipment	3	—	0.1	0.1
Income and costs relating to demolition of vacant property	5	—	0.6	—
Gain on purchase of own debt	7	—	(0.5)	—
Net finance costs		9.0	9.4	11.6
Disposal costs of intellectual property	5	0.2	0.4	—
Share of start-up costs of joint venture	14	0.2	0.1	0.1
Changes in operating assets and liabilities:
(Increase)/decrease in receivables		(13.1)	(1.9)	5.1
(Increase)/decrease in inventories		(24.8)	(20.2)	31.1
Increase/(decrease) in payables		13.1	16.5	(13.2)
Movement in retirement benefit obligations	28	(4.3)	(6.7)	(0.6)
Accelerated deficit contributions into retirement benefit obligations	20	(7.2)	—	—
Decrease in provisions	21	(0.2)	(0.7)	(2.2)
Income tax paid		(13.7)	(8.7)	(5.4)

NET CASH FLOWS FROM OPERATING ACTIVITIES		$29.1	$37.8	$55.5
Net cash inflow from continuing operating activities		29.4	37.9	55.2
Net cash (outflow)/inflow from discontinued operating activities		(0.3)	(0.1)	0.3
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		$(21.2)	$(15.9)	$(12.5)
Purchases of intangible assets		(0.3)	—	—
Proceeds on disposal of property, plant and equipment (net of costs)		—	—	0.2
Investment in joint venture	14	(0.3)	(0.1)	(0.3)
Proceeds from sale of business (net of costs)	23	0.8	0.8	0.7
Disposal costs of intellectual property	5	(0.2)	(0.4)	—

NET CASH USED IN INVESTING ACTIVITIES		$(21.2)	$(15.6)	$(11.9)

NET CASH FLOW BEFORE FINANCING		$7.9	$22.2	$43.6

FINANCING ACTIVITIES
Interest paid on banking facilities		$(1.9)	$(1.3)	$(1.3)
Interest paid on Loan Notes due 2018		(2.1)	—	—
Interest paid on Senior Notes due 2012		(4.5)	(7.1)	(10.9)
Interest received on Loan Note		0.1	0.2	0.2
Other interest received		0.1	—	—
Draw down on previous banking facilities		27.7	—	—
Repayment of previous banking facilities		(38.5)	(1.4)	(28.3)
Draw down on new banking facilities and other loans		139.5	—	—
Repayment of Senior Notes due 2012	20	(109.8)	—	—
Redemption of preference shares	18	(0.1)	—	—
Purchase of Senior Notes due 2012		—	(5.0)	—
Renewal of banking facilities and other loans—financing costs	20	—	(0.2)	(2.0)
Payment of banking facilities and other loans—financing costs	20	(5.1)	—	—
Payments to acquire non-controlling interests	30	—	—	(1.4)
Purchase of shares from ESOP	18	—	0.2	—

NET CASH FLOWS FROM FINANCING ACTIVITIES		$5.4	$(14.6)	$(43.7)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		$13.3	$7.6	$(0.1)

Net increase/(decrease) in cash and cash equivalents		13.3	7.6	(0.1)
Net foreign exchange differences		(1.4)	(0.2)	0.1
Cash and cash equivalents at 1 January	17	10.3	2.9	2.9

Cash and cash equivalents at 31 December	17	$22.2	$10.3	$2.9

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements

Luxfer Holdings PLC
Consolidated Statement of Changes in Equity
All amounts in millions

		Equity attributable to the equity holders of the parent
	Notes	Ordinary share capital	Deferred share capital	Retained earnings	Own shares held by ESOP	Other reserves(1)	Total	Non- controlling interests	Total equity
		($ millions)
At 1 January 2009		$19.6	$150.9	$225.4	$(0.8)	$(362.5)	$32.6	$1.4	$34.0

Profit for the year		—	—	9.5	—	—	9.5	—	9.5
Currency translation differences		—	—	—	—	(2.4)	(2.4)	—	(2.4)
Increase in fair value of cash flow hedges		—	—	—	—	2.9	2.9	—	2.9
Transfer to income statement on cash flow hedges		—	—	—	—	1.8	1.8	—	1.8
Actuarial gains and losses on pension plans		—	—	(10.1)	—	—	(10.1)	—	(10.1)
Deferred tax on items taken to other comprehensive income		—	—	1.4	—	—	1.4	—	1.4

Total comprehensive income for the year		—	—	0.8	—	2.3	3.1	—	3.1

Payments to acquire non-controlling interests	30	—	—	—	—	—	—	(1.4)	(1.4)

Other changes in equity in the year		—	—	—	—	—	—	(1.4)	(1.4)

At 31 December 2009		$19.6	$150.9	$226.2	$(0.8)	$(360.2)	$35.7	$—	$35.7

Profit for the year		—	—	25.7	—	—	25.7	—	25.7
Currency translation differences		—	—	—	—	0.2	0.2	—	0.2
Decrease in fair value of cash flow hedges		—	—	—	—	(0.2)	(0.2)	—	(0.2)
Transfer to income statement on cash flow hedges		—	—	—	—	0.5	0.5	—	0.5
Actuarial gains and losses on pension plans		—	—	4.4	—	—	4.4	—	4.4
Deferred tax on items taken to other comprehensive income		—	—	(1.3)	—	—	(1.3)	—	(1.3)

Total comprehensive income for the year		—	—	28.8	—	0.5	29.3	—	29.3

Purchase of shares from ESOP	18	—	—	—	0.2	—	0.2	—	0.2

Other changes in equity in the year		—	—	—	0.2	—	0.2	—	0.2

At 31 December 2010		$19.6	$150.9	$255.0	$(0.6)	$(359.7)	$65.2	$—	$65.2

Profit for the year		—	—	43.4	—	—	43.4	—	43.4
Currency translation differences		—	—	—	—	(5.5)	(5.5)	—	(5.5)
Increase in fair value of cash flow hedges		—	—	—	—	0.9	0.9	—	0.9
Transfer to income statement on cash flow hedges		—	—	—	—	(0.2)	(0.2)	—	(0.2)
Actuarial gains and losses on pension plans		—	—	(54.0)	—	—	(54.0)	—	(54.0)
Deferred tax on items taken to other comprehensive income		—	—	15.0	—	—	15.0	—	15.0

Total comprehensive income for the year		—	—	4.4	—	(4.8)	(0.4)	—	(0.4)

At 31 December 2011		$19.6	$150.9	$259.4	$(0.6)	$(364.5)	$64.8	$—	$64.8

(1)
Other reserves include a hedging reserve of a gain of $0.7 million (2010: gain of $0.1 million and 2009: loss of $0.2 million), a translation reserve of $31.4 million (2010: $26.0 million and 2009: $26.2 million) and a merger reserve of $333.8 million (2010 and 2009: $333.8 million).

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements

(Dollars in millions)

1. Accounting policies

Basis of preparation and statement of compliance with IFRS

        The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union as they apply to the financial statements of the Group for the year ended 31 December 2011. The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements also comply fully with IFRSs as issued by the International Accounting Standards Board as they apply to the financial statements of the Group for the year ended 31 December 2011.

        For the purpose of the accompanying consolidated financial statements, subsequent events have been evaluated through to March 27, 2012, which is the date the financial statements were authorized for issue by the board. The financial statements were issued on March 30, 2012.

Basis of consolidation

        The consolidated financial statements comprise the financial statements of Luxfer Holdings PLC and its subsidiaries (the "Group") as at 31 December each year. The financial statements consolidated of the subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies. All inter-company balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated in full.

        Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

        The accounting policies which follow set out those polices which apply in preparing the financial statements for the years ended 31 December 2009, 31 December 2010 and 31 December 2011.

Presentation currency

        The consolidated financial statements included as part of this registration statement are presented in US dollars and all values are rounded to the nearest $0.1 million except when otherwise indicated. The books of the Group's non-US entities are converted to US dollars at each reporting period date in accordance with the accounting policy below.

        The functional currency of the holding company Luxfer Holdings PLC and its UK subsidiaries remains pounds sterling, being the most appropriate currency for those particular operations.

Business combinations and goodwill

        Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. The choice of measurement of non-controlling interest, either at fair value or at the proportionate share of the acquiree's identifiable net assets is determined on a transaction by transaction basis. Acquisition costs incurred are expensed and included in administrative expenses.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

1. Accounting policies (Continued)

        Goodwill is initially measured at cost being the excess of the aggregate of the acquisition-date fair value of the consideration transferred and the amount recognized for the non-controlling interest over the net identifiable amounts of the assets acquired and the liabilities assumed in exchange for the business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the Group's cash generating units that are expected to benefit from the combination. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash generating unit retained.

        Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date.

Patents

        Patents are measured initially at purchase cost and are amortized on a straight-line basis over the lower of their estimated useful lives, or legal life, this being 17 to 20 years. The carrying values are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Reviews are made annually of the estimated remaining lives and residual values of the patents and trademarks.

Revenue

        Revenue excludes inter-company sales and value added tax and represents net invoice value less estimated rebates, returns and settlement discounts. Revenue is recognized on the sale of goods and services when the significant risks and rewards of ownership of those goods and services have been transferred to a third party, which would normally be at the point of dispatch.

Property, plant and equipment

        Property, plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Depreciation is initially calculated on a straight-line basis over the estimated useful life of the

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

1. Accounting policies (Continued)

particular asset. As a result of the complexity of our manufacturing process, there is a wide range of plant and equipment in operation. The rate of annual charge is summarized as follows:

Freehold buildings	3% – 10%
Leasehold land and buildings	The lesser of life of lease or freehold rate
Plant and equipment	4% – 30%
Including:
Heavy production equipment (including casting, rolling, extrusion and press equipment)	4% – 6%
Chemical production plant and robotics	10% – 15%
Other production machinery	10% – 20%
Furniture, fittings, storage and equipment	10% – 30%

        Freehold land is not depreciated.

        Reviews are made annually of the estimated remaining lives and residual values of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear.

        For any individual asset the carrying value is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying value exceeds the estimated recoverable amount, the asset is written down to its recoverable amount. The recoverable amount of property, plant and equipment is the greater of the net selling price and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the income statement as part of the profit or loss before tax.

        An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year the item is derecognized.

Inventories

        Inventories are stated at the lower of cost and net realizable value. Raw materials are valued on a first-in, first-out basis. In the Elektron division rare earth chemicals inventories are valued on an average cost basis. Work in progress and finished goods costs comprise direct materials and, where applicable, direct labor costs, an apportionment of production overheads and any other costs that have been incurred in bringing the inventories to their present location and condition. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

1. Accounting policies (Continued)

Research and development

        Research expenditure is written off as incurred. Internal development expenditure is charged to the income statement in the year it is incurred unless it meets the recognition criteria of IAS 38 "Intangible Assets". Regulatory and other uncertainties generally mean that such criteria are not usually met. Where, however, the recognition criteria are met, intangible assets are capitalized and amortized over their useful economic lives from product launch. Intangible assets relating to products in development are subject to impairment testing at each balance sheet date or earlier upon indication of impairment.

Foreign currencies

        Transactions in currencies other than an operation's functional currency are initially recorded in the functional currency at the rate of exchange prevailing on the dates of transactions. At each balance sheet date, monetary assets and liabilities of the foreign entities are translated into US dollars at the rates prevailing on the balance sheet date. All differences are taken to the consolidated income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognized in the consolidated income statement. Tax charges and credits attributable to exchange differences on those borrowings are also dealt with in equity.

        On consolidation, the assets and liabilities of the Group's foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences that arise, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognized in the income statement in the period in which the operation is disposed.

Income tax

        Deferred income tax is the future corporation tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

        Deferred income tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, investments in associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

        The carrying amount of a deferred income tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

1. Accounting policies (Continued)

        Deferred income tax is calculated at the tax rate that is expected to apply in the period when the liability is settled or the asset is realized based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Deferred income tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred income tax is also dealt with in equity.

Leases

        Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased items, are capitalized as a fixed asset at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments.

        The capital element of the leasing commitment is shown as obligations under finance leases. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

        Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term

Retirement benefit costs

        In respect of defined benefit plans, obligations are measured at discounted present value whilst plan assets are recorded at fair value. The cost of providing benefits is determined using the Projected Unit Method, with actuarial valuations being carried out at each balance sheet date. The charge to the income statement is based on an actuarial calculation of the Group's portion of the annual expected costs of the benefit plans, based on a series of actuarial assumptions which include an estimate of the regular service costs, the liability discount rate and the expected return on assets.

        When a settlement or curtailment occurs the obligation and related plan assets are re-measured using current actuarial assumptions and the resultant gain or loss recognized in the income statement in the period in which the settlement or curtailment occurs.

        Actuarial gains and losses are recognized immediately in the statement of comprehensive income.

        Payments to defined contribution plans are charged as an expense as they fall due.

Government grants

        Government grants relating to property, plant and equipment are treated as deferred income and released to the income statement over the expected useful lives of the asset concerned.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

1. Accounting policies (Continued)

Provisions

        Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable that a transfer of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Cash and cash equivalents

        Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity date of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

Discontinued operations and assets and liabilities held for sale

        Discontinued operations are those operations that represent a separately identifiable major line of business that has either been disposed of, or is classified as held for sale.

        For those activities classified as discontinued, the post-tax profit or loss is disclosed separately on the face of the income statement. The cash flows associated with the discontinued operation are also disclosed.

        Assets (or disposal groups) held for sale are classified as assets held for sale and stated at the lower of their carrying amount and fair value costs to sell, if their carrying amount is recovered principally through a sale transaction rather than through continuing use. Assets held for sale are no longer amortized or depreciated from the time they are classified as such.

Interest in joint venture

        The Group has an interest in a joint venture which is a jointly controlled entity, whereby the venturers have a contractual arrangement that establishes joint control over the economic activities of the entity. The Group recognizes its interest in the joint venture using the equity method.

        Under the equity method, the investment in the joint venture is carried in the balance sheet at cost plus post acquisition changes in the Group's share of net assets of the joint venture. The income statement reflects the share of the results of the joint venture. The share of the result of joint venture is shown on the face of the income statement. This is the result attributable to equity holders of the joint venture.

        The financial statements of the joint venture are prepared for the same reporting period as the parent company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Group.

        After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on the Group's investment in its joint venture. The Group determines at each reporting date whether there is any objective evidence that the investment in the joint venture is impaired. If this is the case the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the amount in the income statement.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

1. Accounting policies (Continued)

        Upon loss of joint control and provided the former joint control entity does not become a subsidiary or associate, the Group measures and recognizes its remaining investment at its fair value. Any difference between the carrying amount of the former joint controlled entity upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as investment in an associate.

Financial assets and liabilities

Trade and other receivables

        Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Bank and other loans

        Bank and other loans are recorded at the fair value of the proceeds received plus directly attributable transaction costs. Issue costs relating to revolving credit facilities are charged to the income statement over the life of the facility on a periodic basis. Issue costs relating to fixed term loans are charged to the income statement using the effective interest method and are added to the carrying amount of the fixed term loan.

Trade payables

        Trade payables are not interest bearing and are stated at their nominal value.

Derivative financial instruments

        The Group uses derivative financial instruments such as foreign currency contracts to hedge its risks associated with foreign currency fluctuations. Such derivative financial instruments are stated at fair value.

        Hedges are classified as cash flow hedges when they hedge exposure to variability in cash flows either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction.

        In relation to cash flow hedges to hedge the foreign currency risk of firm commitments which meet the conditions for special hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in the income statement.

        In relation to derivative financial instruments used to hedge a forecast transaction, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in the income statement. Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

1. Accounting policies (Continued)

Financial liabilities and equity instruments

        Financial liabilities and equity instruments issued by the Group are recorded at the proceeds received.

        Financial liabilities and equity instruments are all instruments that are issued by the Group as a means of raising finance, including shares, loan notes, debentures, debt instruments and options and warrants that give the holder the right to subscribe for or obtain financial liabilities and equity instruments.

        An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. All equity instruments are included in shareholders' funds. The finance costs incurred in respect of an equity instrument are charged directly to the income statement. Other instruments are classified as financial liabilities if they contain a contractual obligation to transfer economic benefits.

Critical accounting judgments and key sources of estimation of uncertainty

        The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below. The judgments used by management in the application of the Group's accounting policies in respect of these key areas of estimation are considered to be the most significant.

Impairment of non-financial assets

        The Group assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Goodwill is tested for impairment annually and at other times when such indicators exist. Other non-financial assets are tested for impairment when there are indicators that the carrying amount may not be recoverable.

        When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows. Details regarding goodwill and assumptions used in carrying out the impairment review are provided in Note 13.

Pensions

        Determining the present value of future obligations of pensions requires an estimation of future mortality rates, expected rates of return on assets, future salary increases, future pension increases and discount rates. These assumptions are determined in association with qualified actuaries. Due to the long term nature of these plans, such estimates are subject to significant uncertainty. The pension liability at 31 December 2011 is $82.4 million (31 December 2010: $41.2 million). Further details are given in Note 28.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

1. Accounting policies (Continued)

Deferred tax

        Deferred tax assets are recognized for unabsorbed tax losses and unutilized capital allowances to the extent that it is probable that taxable profit will be available against which the losses and capital allowances can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are given in Note 22.

Inventories obsolescence and inventories write down

        Inventories are stated at the lower of cost and net realizable value. Inventories are reviewed on a regular basis and the Group will make allowance for excess or obsolete inventories and write down to net realizable value based primarily on committed sales prices and management estimates of expected and future product demand and related pricing. Further details are given in Note 15.

Changes in accounting policies

        The accounting policies adopted are consistent with those of the previous financial year except for the following new and amended standards and interpretations during the year. Adoption of these revised standards and interpretations did not have any effect on the financial statements of the Group.

  •
  IAS 24 Related Party Disclosures (Amendment) effective 1 January 2011

  •
  IAS 32 Financial Instruments: Presentation—Classification of Rights Issue (Amendment) effective 1 January 2011

  •
  IFRIC 14 Prepayments of a Minimum Funding Requirement (Amendment) effective 1 January 2011

  •
  IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments effective 1 January 2011

  •
  Improvements to IFRSs (Issued May 2010)

        The principal effects of these changes are as follows:

IAS 24 Related Party Disclosures

        The IASB has issued an amendment to IAS 24 that clarifies the definitions of a related party and introduces alternative related party disclosure requirements for government related entities.

IAS 32 Financial Instruments: Presentation—Classification of Rights Issue

        The amendment alters the definition of a financial liability in IAS 32 to enable entities to classify rights issues and certain options or warrants as equity instruments.

IFRIC 14 Prepayments of a Minimum Funding Requirement

        The amendment removes an unintended consequence when an entity is subject to minimum funding requirements and makes early payment of contributions to cover such requirements.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

1. Accounting policies (Continued)

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

        The interpretation clarifies that an equity instrument issued to a creditor to extinguish a financial liability is classified as consideration paid.

Improvements to IFRSs (Issued May 2010)

IFRS 3 Business Combinations

        The amendments clarify transition requirements for contingent consideration, measurement of non-controlling interests and accounting for un-replaced and voluntarily replaced share based payment rewards.

IAS 27 Consolidated and Separate Financial Statements

        The amendment clarifies the transitional requirements of changes made as a result of applying the standard.

IFRS 1 First Time Adoption of International Financial Reporting Standards

        The IASB have issued several amendments to this standard for entities adopting IFRS for the first time.

IFRS 7 Financial Instruments Disclosures

        The amendment clarifies quantitative and credit risk disclosures to financial instruments.

IAS 1 Presentation of Financial Statements

        The amendment clarifies the requirement for an entity to present an analysis of other comprehensive income for each component of equity.

IFRIC 13 Customer Loyalty Programmes

        The amendment clarifies the requirement for an entity to present an analysis of other comprehensive income for each component of equity.

IAS 34 Interim Financial Reporting

        The amendment provides guidance on application of disclosure principles in the standard, and adds disclosure requirements regarding financial instruments.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

1. Accounting policies (Continued)

New standards and amendments to standards not applied

        During the year, the IASB has issued the following standards and amendments to standards with an effective date after the date of these financial statements:

International Accounting Standards		Effective date
IAS 1	Financial Statements Presentation	1 July 2012
IAS 12	Income Taxes	1 January 2012
IAS 19	Employee Benefits (Amendment)	1 January 2013
IAS 27	Separate Financial Statements (Revised)	1 January 2013
IAS 28	Investments in Associates and Joint Ventures (Revised)	1 January 2013
IFRS 7	Financial Instruments: Disclosures	1 July 2011
IFRS 9	Financial Instruments: Classification and Measurement	1 January 2015
IFRS 10	Consolidated Financial Statements	1 January 2013
IFRS 11	Joint Arrangements	1 January 2013
IFRS 12	Disclosure of Involvement with Other Entities	1 January 2013
IFRS 13	Fair Value Measurement	1 January 2013

        The Directors do not anticipate that the adoption of these standards and interpretations will have a material effect on the Group's financial statements in the period of initial application, with the exception of the following amendment:

IAS 19 Employee Benefits

        Under the amended standard, the charge to the income statement in relation to defined benefit costs will change, with only current year service costs being charged to operating profit and an interest expense calculated on the outstanding accounting deficit being charged to finance costs. Currently a net actuarial charge is made to operating profit based on the aggregation of the service cost, plus an expected interest cost on the liabilities, net of an expected return (or gain) on assets. Whilst it is difficult to predict the full impact in future periods of the change to IAS 19 (amended), due to changing actuarial assumptions and fund valuations, whilst the Group defined benefit plans remain in deficit, it is expected there will be increased net finance costs. The new standard may also lead to a change in the amount credited or charged to Other Comprehensive Income, mainly in relation to where expected gains on plan assets are different to the discount rate used to calculate the finance cost charge on the deficit in the income statement.

        The impact of the amendment to the standard if applied to the income statement for the year ended 31 December 2011, would be to reduce profit before tax by $4.3 million. There would be no change to net assets or shareholders equity.

2. Revenue and segmental analysis

        For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The products and services provided by these divisions and the operating segments they comprise are described on page 109 of this registration statement. The tables below set out information on the results of these two reportable segments.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

2. Revenue and segmental analysis (Continued)

        Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on trading profit or loss, defined as operating profit or loss before restructuring and other expense.

        All inter-segment sales are made on an arm's length basis.

REPORTING SEGMENTS:

Year ended 31 December 2011

	Gas Cylinders	Elektron	Unallocated	Total Continuing Activities
	($ millions)
Revenue
Segment Revenue	$223.3	$287.8	—	$511.1
Inter-segment sales	—	(0.3)	—	(0.3)

Sales to external customers	$223.3	$287.5	—	$510.8

Result
Trading profit	$11.9	$54.1	—	$66.0
Restructuring and other income (expense) (Note 5)	—	—	0.2	0.2

Operating profit	11.9	54.1	0.2	66.2
Disposal costs of intellectual property (Note 5)	—	(0.2)	—	(0.2)
Net finance costs				(9.0)

Profit before tax				57.0
Tax expense				(13.6)

Net profit for the year				$43.4

Other segment information
Segment assets	$136.5	$172.7	$55.1	$364.3
Segment liabilities	(39.8)	(40.0)	(219.7)	(299.5)

Net assets/(liabilities)	$96.7	$132.7	$(164.6)	$64.8

Capital expenditure: Property, plant and equipment	7.0	13.8	—	20.8
Capital expenditure: Intangible assets	0.2	0.1	—	0.3
Depreciation and amortization	6.4	8.1	—	14.5

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

2. Revenue and segmental analysis (Continued)

Year ended 31 December 2010

	Gas Cylinders	Elektron	Unallocated	Total Continuing Activities
	($ millions)
Revenue
Segment Revenue	$199.2	$204.0	—	$403.2
Inter-segment sales	—	(0.5)	—	(0.5)

Sales to external customers	$199.2	$203.5	—	$402.7

Result
Trading profit	$12.2	$33.5	—	$45.7
Restructuring and other expense (Note 5)	—	(0.2)	(0.6)	(0.8)

Operating profit	12.2	33.3	(0.6)	44.9
Disposal costs of intellectual property (Note 5)	—	(0.4)	—	(0.4)
Net finance costs				(8.9)

Profit before tax				35.6
Tax expense				(9.9)

Net profit for the year				$25.7

Other segment information
Segment assets	$126.3	$144.3	$26.0	$296.6
Segment liabilities	(37.0)	(31.6)	(162.8)	(231.4)

Net assets/(liabilities)	$89.3	$112.7	$(136.8)	$65.2

Capital expenditure: Property, plant and equipment	6.2	9.9	—	16.1
Capital expenditure: Intangible assets	—	—	—	—
Depreciation and amortization	6.3	7.5	—	13.8

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

2. Revenue and segmental analysis (Continued)

Year ended 31 December 2009

	Gas Cylinders	Elektron	Unallocated	Total Continuing Activities
	($ millions)
Revenue
Segment Revenue	$186.5	$185.4	—	$371.9
Inter-segment sales	—	(0.6)	—	(0.6)

Sales to external customers	$186.5	$184.8	—	$371.3

Result
Trading profit	$5.1	$23.3	—	$28.4
Restructuring and other expense (Note 5)	(0.1)	(1.0)	—	(1.1)

Operating profit	5.0	22.3	—	27.3
Acquisition costs (Note 5)	—	(0.5)	—	(0.5)
Net finance costs				(11.6)

Profit before tax				15.2
Tax expense				(5.7)

Net profit for the year				$9.5

Other segment information
Segment assets	$124.5	$127.4	$21.8	$273.7
Segment liabilities	(33.0)	(25.2)	(179.8)	(238.0)

Net assets/(liabilities)	$91.5	$102.2	$(158.0)	$35.7

Capital expenditure: Property, plant and equipment	6.3	6.5	—	12.8
Capital expenditure: Intangible assets	0.1	—	—	0.1
Depreciation and amortization	6.0	7.7	—	13.7

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

2. Revenue and segmental analysis (Continued)

GEOGRAPHIC ORIGIN:

Year ended 31 December 2011

	United Kingdom	Rest of Europe	North America	Australasia	Asia	Total
	($ millions)
Revenue
Segment revenue	$221.8	$54.9	$290.3	$0.1	$6.5	$573.6
Inter-segment sales	(35.4)	(2.5)	(24.9)	—	—	(62.8)

Sales to external customers	$186.4	$52.4	$265.4	$0.1	$6.5	$510.8

Result
Trading profit	$26.1	$(0.2)	$39.5	$0.1	$0.5	$66.0
Restructuring and other expense (Note 5)	0.2	—	—	—	—	0.2

Operating profit	$26.3	$(0.2)	$39.5	$0.1	$0.5	$66.2

Other geographical segment information
Non-current assets(1)	$52.6	$18.8	$80.0	—	$0.3	$151.7
Net assets/(liabilities)(2)	14.0	26.8	19.7	0.3	4.0	64.8
Capital expenditure: Property, plant and equipment	7.8	1.7	11.3	—	—	20.8
Capital expenditure: Intangible assets	0.3	—	—	—	—	0.3
Depreciation and amortization	5.5	2.9	6.1	—	—	14.5

(1)
The Group's non-current assets analyzed by geographic origin include property, plant and equipment, intangible assets and investments.

(2)
Represents net assets/(liabilities) employed—excluding inter-segment assets and liabilities.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

2. Revenue and segmental analysis (Continued)

Year ended 31 December 2010

	United Kingdom	Rest of Europe	North America	Australasia	Asia	Total
	($ millions)
Revenue
Segment revenue	$170.0	$48.8	$234.6	$0.1	$5.9	$459.4
Inter-segment sales	(29.6)	(1.8)	(25.3)	—	—	(56.7)

Sales to external customers	$140.4	$47.0	$209.3	$0.1	$5.9	$402.7

Result
Trading profit	$15.3	$1.0	$28.2	$0.1	$1.1	$45.7
Restructuring and other expense (Note 5)	(0.6)	—	(0.2)	—	—	(0.8)

Operating profit	$14.7	$1.0	$28.0	$0.1	$1.1	$44.9

Other geographical segment information
Non-current assets(1)	$50.1	$20.7	$75.0	—	$0.3	$146.1
Net assets/(liabilities)(2)	(55.9)	27.1	90.4	0.3	3.3	65.2
Capital expenditure: Property, plant and equipment	7.7	0.9	7.5	—	—	16.1
Capital expenditure: Intangible assets	—	—	—	—	—	—
Depreciation and amortization	5.4	2.9	5.4	—	0.1	13.8

(1)
The Group's non-current assets analyzed by geographic origin include property, plant and equipment, intangible assets and investments.

(2)
Represents net assets/(liabilities) employed—excluding inter-segment assets and liabilities.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

2. Revenue and segmental analysis (Continued)

Year ended 31 December 2009

	United Kingdom	Rest of Europe	North America	Australasia	Asia	Total Continuing Activities
	($ millions)
Revenue
Segment revenue	$146.2	$52.5	$216.3	$0.1	$4.5	$419.6
Inter-segment sales	(25.1)	(2.2)	(21.0)	—	—	(48.3)

Sales to external customers	$121.1	$50.3	$195.3	$0.1	$4.5	$371.3

Result
Trading profit	$6.0	$1.4	$20.5	$0.1	$0.4	$28.4
Restructuring and other expense (Note 5)	(0.5)	—	(0.6)	—	—	(1.1)

Operating profit	$5.5	$1.4	$19.9	$0.1	$0.4	$27.3

Other geographical segment information
Non-current assets(1)	$50.0	$23.7	$73.9	—	$0.4	$148.0
Net assets/(liabilities)(2)	(78.1)	30.5	80.5	0.5	2.3	35.7
Capital expenditure: Property, plant and equipment	3.8	1.3	7.7	—	—	12.8
Capital expenditure: Intangible assets	0.1	—	—	—	—	0.1
Depreciation and amortization	5.5	2.9	5.2	—	0.1	13.7

(1)
The Group's non-current assets analyzed by geographic origin include property, plant and equipment, intangible assets and investments.

(2)
Represents net assets/(liabilities) employed—excluding inter-segment assets and liabilities.

GEOGRAPHIC DESTINATION:

	United Kingdom	Rest of Europe	Africa	North America	South America	Asia Pacific	Total
	($ millions)
Revenue—Continuing activities
Year ended 31 December 2011	$61.5	$128.3	$20.3	$210.3	$25.1	$65.3	$510.8
Year ended 31 December 2010	46.0	104.9	7.3	182.3	15.1	47.1	402.7
Year ended 31 December 2009	42.5	100.6	8.1	165.2	12.6	42.3	371.3

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

3. Operating profit

        Operating profit for continuing activities is stated after charging/(crediting):

	2011	2010	2009
	($ millions)
Research and development expenditure charged to the income statement	$8.5	$8.9	$6.3
Research and development capital expenditure included within property, plant and equipment	2.6	0.9	—

Total research and development expenditure	$11.1	$9.8	$6.3
less external funding received—grants and recharges to third parties	(2.9)	(3.1)	(1.6)
less research and development expenditure capitalized within property, plant and equipment	(2.6)	(0.9)	—

Net research and development	$5.6	$5.8	$4.7

Depreciation of property, plant and equipment (Note 11)	$14.2	$13.6	$13.5
Amortization of intangible assets (included in cost of sales) (Note 12)	0.3	0.2	0.2
Loss on disposal of property, plant and equipment	—	0.1	0.1
Income and costs relating to demolition of vacant property (Note 5)	—	0.6	—
Net foreign exchange gains	(0.7)	(1.2)	(1.1)
Staff costs (Note 6)	104.3	97.9	94.6
Cost of inventories recognized as expense	$355.9	$294.4	$291.2

4. Fees payable to auditors

	2011	2010	2009
	($ millions)
Fees payable to auditors for the audit of the financial statements	$0.8	$0.5	$0.5
The audit fee for the Company financial statements of Luxfer Holdings PLC was $0.1 million (2010 and 2009: $0.1 million).
Fees payable to auditors for non-audit services:
Audit related assurance services	$1.0	—	—
Tax compliance services	0.5	0.3	0.3
Tax advisory services	0.3	0.2	0.2

	$1.8	$0.5	$0.5

Included in fees payable to auditors for non-audit services was $1.4 million (2010: $0.3 million and 2009: $0.3 million) relating to the Company and its UK subsidiaries.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

5. Other income (expense) items

(a) Restructuring and other income (expense)

	2011	2010	2009
	($ millions)
(Charged)/credited to Operating profit:
Rationalization of operations	—	$(0.2)	$(1.1)
Non-trade legal and professional costs	(1.4)	—	—
Past service credit on retirement benefit obligations	1.6	—	—
Income and costs relating to demolition of vacant property	—	(0.6)	—

	$0.2	$(0.8)	$(1.1)

(b) Non-operating income (expense)

	2011	2010	2009
	($ millions)
Charged to Non-operating profit:
Acquisition costs	—	—	$(0.5)
Disposal costs of intellectual property	(0.2)	(0.4)	—

	$(0.2)	$(0.4)	$(0.5)

Rationalization of operations

        In 2010, the Elektron division incurred costs of $0.2 million (2009: $1.0 million), relating to a series of rationalization activities conducted at the manufacturing plants to improve operating efficiencies.

        In 2009, $0.1 million of costs have been incurred in relation to rationalization costs in the US Gas Cylinders division.

Non-trade legal and professional costs

        In 2011, the Group incurred legal, audit and professional costs of $2.8 million in relation to the proposed raising of equity funding in the near future. Of this, $1.4 million was expensed in the year mainly in relation to historical audit work and $1.4 million was deferred, which related to regulatory and legal documentation to support such a transaction.

Past service credit on retirement benefit obligations

        In 2011, retired members of the Luxfer Group Pension Plan, the principal defined benefit plan in the UK, were offered the option of altering the structure of their pension by receiving an uplift immediately in return for giving up rights to a portion of their future pension increases. This reduced the costs and risks of operating the pension plan and resulted in a gain of $1.6 million and a corresponding reduction in the present value of the defined benefit obligations of the pension plan.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

5. Other income (expense) items (Continued)

Income and costs relating to demolition of vacant property

        In 2010, a charge of $0.6 million was made for the demolition of a vacant property net of proceeds from a third party lessee of the building owned by the group undertaking Luxfer Group Services Limited.

Acquisition costs

        In 2009, $0.5 million of costs were incurred by the Elektron division in relation to the 2007 acquisition of Revere Graphics Worldwide ("Revere").

Disposal costs of intellectual property

        In 2011, the Elektron division incurred costs of $0.2 million (2010: $0.4 million) in relation to the sale process of intellectual property in the USA acquired as part of the 2007 acquisition of Revere.

6. Staff Costs

	2011	2010	2009
	($ millions)
Wages and salaries	$88.0	$80.0	$74.4
Social security costs	12.6	11.2	11.4
Retirement benefit costs	3.7	6.6	7.8
Redundancy costs:
continuing activities (note 5)	—	0.2	1.1

	$104.3	$98.0	$94.7

        The average monthly number of employees during the year was made up as follows:

	2011	2010	2009
	(Number)
Production and distribution	1,209	1,210	1,221
Sales and administration	189	170	177
Research and development	51	45	42

	1,449	1,425	1,440

        In 2011, compensation of key management personnel (including directors) was $2.7 million (2010: $2.8 million and 2009: $2.2 million) for short-term employee benefits and $0.5 million (2010: $0.5 million and 2009: $0.3 million) for post-employment benefits.

Directors' interests and related party transactions

        No director had a material interest in, nor were they a party to, any contract or arrangement to which the parent company, Luxfer Holdings PLC (the "Company") or any of its subsidiaries is or was party either during the year or at the end of the year, with the following exceptions: in the case of the executive directors their individual service contract; in the case of the non-executive directors their

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

6. Staff Costs (Continued)

engagement letters or the contract for services under which their services as a director of the Company are provided. The exercise of share options by directors of the Company is disclosed in Note 31: Related Party Transactions.

7. Finance income

	2011	2010	2009
	($ millions)
Bank interest received	$0.1	$0.1	—
Other interest received (Note 23)	0.1	0.1	0.2
Gain on purchase of own debt	—	0.5	—

Total finance income	$0.2	$0.7	$0.2

8. Finance costs

	2011	2010	2009
	($ millions)
Interest paid:
Senior Notes due 2012	$3.3	$7.5	$9.5
Bank and other loans	4.3	0.8	1.3
Amortization of issue costs	1.6	1.3	1.0

Total finance costs	$9.2	$9.6	$11.8

9. Income tax

(a)   Analysis of taxation charge for the year

	2011	2010	2009
	($ millions)
Current tax:
UK Corporation tax	$1.0	—	$4.6
Double tax relief	—	—	(4.6)

	$1.0	—	—
Non-UK tax	10.8	9.4	3.6
Adjustments in respect of previous years	—	0.1	0.4

Total current tax charge	$11.8	$9.5	$4.0

Deferred tax:
Origination and reversal of temporary differences	$2.0	$0.5	$2.7
Adjustments in respect of previous years	(0.2)	(0.1)	(1.0)

Total deferred tax charge	1.8	0.4	1.7

Tax on profit on operations	$13.6	$9.9	$5.7

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

9. Income tax (Continued)

        The income tax charge relates to continuing activities and there is no tax charge in relation to discontinued activities.

(b)   Factors affecting the taxation charge for the year

        The tax assessed for the year differs from the standard rate of 26.5% (2010: 28% and 2009: 28%) for corporation tax in the UK.

        The differences are explained below:

	2011	2010	2009
	($ millions)
Profit on operations before taxation	$57.0	$35.6	$15.2

Profit on operations at 2011 standard rate of corporation tax in the UK of 26.5% (2010: 28% and 2009: 28%)	15.1	10.0	4.3
Effects of:
Income not taxable	(0.3)	(0.9)	—
Unprovided deferred tax	(4.7)	(1.5)	0.4
Foreign tax rate differences	3.7	2.3	1.6
Adjustment in respect of previous years	(0.2)	—	(0.6)

Tax expense	$13.6	$9.9	$5.7

(c)   Factors that may affect future taxation charge

        As at 31 December 2011, the Group has carried forward tax losses of $74.2 million (UK: $69.2 million, non-UK: $5.0 million). Carried forward tax losses for 2010 were $73.4 million (UK: $68.4 million, non-UK: $5 million) and for 2009 were $74.4 million (UK: $68.2 million, non-UK: $6.2 million). To the extent that these losses are available to offset against future taxable profits, it is expected that the future effective tax rate would be below the standard rate in the country where the profits are offset.

        In his budget of 21 March 2012, the Chancellor of the Exchequer announced certain tax changes which will have a significant effect on the Group's future tax position. The proposals include phased reductions in the corporation tax rate to 22% from 1 April 2014.

        In the budget of 23 March 2011 phased reductions in the corporation tax rate to 23% were announced with reductions to 26% from 1 April 2011 and to 25% from 1 April 2012 being included within Finance Act 2011 and subsequent reductions expected within future Finance Acts. The budget of 21 March 2012 has now accelerated the reduction in the rate to 24% to take effect from 1 April 2012.

        As at 31 December 2011, only the reduction in the rate to 25% had been 'substantively enacted' and this has been reflected in the Group's financial statements as at 31 December 2011.

        The effect of the reduction of the UK corporation tax rate to 22% on the Group's deferred tax asset (recognized and not recognized) would be to reduce the deferred tax asset by $4.0 million. This

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

9. Income tax (Continued)

being a reduction of $2.0 million in the Group's recognized deferred tax asset and $2.0 million in the Group's unrecognized deferred tax asset as at 31 December 2011.

        The rate change would also impact the amount of future cash tax payments to be made by the UK Group. The effect on the UK Group of the proposed changes to the UK tax system will be reflected in the financial statements of the UK Group companies in future years, as appropriate, once the proposals have been substantively enacted.

10. Earnings per share

        The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average common shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the year.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

10. Earnings per share (Continued)

        For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the financial year have been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

	2011	2010	2009
	($ millions)
Basic earnings:
Basic earnings attributable to ordinary shareholders	$43.4	$25.7	$9.5

Adjusted earnings:
Restructuring and other (income) expense (Note 5)	(0.2)	0.8	1.1
Other (income) expense (Note 5):
Acquisition costs	—	—	0.5
Disposal costs of intellectual property	0.2	0.4	—
Finance income (Note 7):
Gain on purchase of own debt	—	(0.5)	—

Tax thereon	—	(0.3)	(0.6)

Adjusted earnings	$43.4	$26.1	$10.5

Weighted average number of £1 ordinary shares (millions):
For basic earnings per share	9,884,145	9,851,204	9,824,326
Exercise of share options	95,910	67,900	70,400

For diluted earnings per share	9,980,055	9,919,104	9,894,726

Earnings per share:
Basic
Adjusted	$4.39	$2.65	$1.07
Unadjusted	$4.39	$2.61	$0.97
Diluted
Adjusted	$4.35	$2.63	$1.06
Unadjusted	$4.35	$2.59	$0.96

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

11. Property, plant and equipment

	Freehold	Long leasehold	Short leasehold	Plant and equipment	Total
	($ millions)
Cost:
At 1 January 2010	$43.8	$4.0	$6.3	$251.4	$305.5
Additions	0.5	—	0.3	15.3	16.1
Disposals	(2.2)	—	—	(0.7)	(2.9)
Exchange adjustments	(0.6)	(0.1)	—	(5.9)	(6.6)

At 31 December 2010	$41.5	$3.9	$6.6	$260.1	$312.1
Additions	2.9	—	1.3	16.6	20.8
Disposals	—	—	(0.2)	(1.4)	(1.6)
Transfers	1.1	—	(1.1)	—	—
Exchange adjustments	(0.4)	—	—	(2.2)	(2.6)

At 31 December 2011	$45.1	$3.9	$6.6	$273.1	$328.7

Depreciation:
At 1 January 2010	$14.8	$3.2	$2.4	$176.2	$196.6
Provided during the year	0.9	—	0.3	12.4	13.6
Disposals	(1.6)	—	—	(0.6)	(2.2)
Exchange adjustments	(0.1)	(0.1)	—	(4.2)	(4.4)

At 31 December 2010	$14.0	$3.1	$2.7	$183.8	$203.6
Provided during the year	1.0	—	0.4	12.8	14.2
Disposals	—	—	(0.2)	(1.4)	(1.6)
Transfers	0.5	—	(0.5)	—	—
Exchange adjustments	(0.1)	—	—	(1.6)	(1.7)

At 31 December 2011	$15.4	$3.1	$2.4	$193.6	$214.5

Net book values:
At 31 December 2011	$29.7	$0.8	$4.2	$79.5	$114.2
At 31 December 2010	27.5	0.8	3.9	76.3	108.5
At 1 January 2010	29.0	0.8	3.9	75.2	108.9

Long and short leasehold

        The long and short leasehold costs relate to leasehold property improvements.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

12. Intangible assets

	Goodwill	Patents	Other	Total
	($ millions)
Cost:
At 1 January 2010	$56.3	$1.7	$1.3	$59.3
Additions	—	—	—	—
Exchange adjustments	(1.8)	—	(0.1)	(1.9)

At 31 December 2010	$54.5	$1.7	$1.2	$57.4
Additions	—	—	0.3	0.3
Exchange adjustments	(0.3)	—	(0.1)	(0.4)

At 31 December 2011	$54.2	$1.7	$1.4	$57.3

Amortization:
At 1 January 2010	$19.2	$0.7	$0.7	$20.6
Provided during the year	—	0.1	0.1	0.2
Exchange adjustments	(0.6)	—	—	(0.6)

At 31 December 2010	$18.6	$0.8	$0.8	$20.2
Provided during the year	—	0.1	0.2	0.3
Exchange adjustments	(0.1)	—	(0.1)	(0.2)

At 31 December 2011	$18.5	$0.9	$0.9	$20.3

Net book values:
At 31 December 2011	$35.7	$0.8	$0.5	$37.0
At 31 December 2010	35.9	0.9	0.4	37.2
At 1 January 2010	37.1	1.0	0.6	38.7

        The patents acquired are being amortized over the lower of their estimated useful life, or legal life; this being 17 to 20 years.

13. Impairment of goodwill

        Goodwill acquired in a business combination is allocated, at acquisition, to the cash-generating units (CGUs) that are expected to benefit from the business combination. The four CGUs represent the lowest level within the Group at which goodwill is monitored for internal reporting management purposes. The four CGUs are aggregated to form the Group's two defined reportable segments: Gas

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

13. Impairment of goodwill (Continued)

Cylinders division and Elektron division. The table below summarizes the carrying amount of goodwill by division:

	Gas Cylinders division	Elektron division	Total
	($ millions)
At 1 January 2010	$23.9	$13.2	$37.1
Exchange adjustments	(0.8)	(0.4)	(1.2)

At 31 December 2010	$23.1	$12.8	$35.9
Exchange adjustments	(0.1)	(0.1)	(0.2)

At 31 December 2011	$23.0	$12.7	$35.7

        The Gas Cylinders division goodwill of $23.0 million (31 December 2010: $23.1 million) included goodwill attributable to our Luxfer Gas Cylinders operations of $21.8 million (31 December 2010: $21.9 million) and goodwill attributable to our Superform operations of $1.2 million (31 December 2010: $1.2 million). The Elektron division goodwill of $12.7 million (31 December 2010: $12.8 million) included goodwill attributable to our MEL Chemicals operations of $4.9 million (31 December 2010: $5.0 million) and goodwill attributable to our Magnesium Elektron operations of $7.8 million (31 December 2010: $7.8 million).

        The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

        The recoverable amount of each of the cash-generating units has been determined based on a value in use calculation using a discounted cash flow method. The cash flows were derived from a business plan prepared at a detailed level by individual businesses within each CGU. The results of these plans were then extrapolated to give cash flow projections to 2014 and then a terminal value based on a growth rate of 2.5% (2010: 2.5% and 2009: 3%). The rate is estimated to be below the average long-term growth rate for the relevant markets. The business plans were driven by detailed sales forecasts by product type and best estimate of future demand by end-market. The cash flows included allowance for detailed capital expenditure and maintenance programs, along with working capital requirements based on the projected level of sales. The before tax discount rate used was 9% (2010: 10% and 2009: 11%), which was considered a best estimate for the risk-adjusted cost of capital for the business units. The long term projections assumed product prices and costs were at current levels, but the exchange rates used were: US$: £ exchange rate of $1.70 and euro: $ exchange rate of €0.71. These exchange rates are higher than the actual exchange rates as at 31 December 2011. Lower exchange rates would be expected to result in higher valuations for each cash-generating unit. Based on the current business plans used in the impairment testing, it is believed no reasonable changes in the discount and growth rates or forecast future cash flows are expected to result in an impairment of the carrying value of the goodwill.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

14. Investments

	Joint venture— India	Other	Total
	($ millions)
At 1 January 2010	$0.2	$0.2	$0.4
Increase in investments at cost	0.1	—	0.1
Share of start-up costs of joint venture	(0.1)	—	(0.1)

At 31 December 2010	$0.2	$0.2	$0.4

Increase in investments at cost	0.3	—	0.3
Share of start-up costs of joint venture	(0.2)	—	(0.2)

At 31 December 2011	$0.3	$0.2	$0.5

Investment in Indian joint venture

        At 31 December 2011, the Group had the following joint venture undertaking which affects the profit of the Group. Unless otherwise stated, the Group's joint venture has share capital consisting solely of ordinary shares, which are indirectly held, and the country of incorporation or registration is also their principal place of operation.

Name of company	Country of incorporation	Holding	Proportion of voting rights and shares held	Nature of business
Luxfer Uttam India Private Limited	India	Ordinary shares	51%	Engineering

        During 2011, the joint venture increased its share capital and the cost paid by the Group to maintain the 51% investment in the equity in the joint venture was $0.3 million. The joint venture has been accounted for using the equity method, as the venturers have a contractual agreement that establishes joint control over the economic activities of the entity, and the loss attributable to the joint venture for 2011 was $0.2 million (2010: loss of $0.1 million) as a result of start-up costs being incurred. Related party transactions with the joint venture have been disclosed in Note 31 to the Group's financial statements.

Other investments

        A list of the significant subsidiaries and other investments, including the name, country of incorporation and proportion of voting rights is given on page 152 of this registration statement.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

15. Inventories

	31 December 2011	31 December 2010
	($ millions)
Raw materials and consumables	$35.0	$31.4
Work in progress	28.8	21.8
Finished goods and goods for resale	36.8	23.9

	$100.6	$77.1

        The provision against obsolete and excess inventories at 31 December 2011 was $14.3 million (31 December 2010: $6.0 million). The movement in the provision represents the write-down of inventories recognized as an expense in the year. The cost of inventories recognized as an expense during the year has been disclosed in Note 3.

16. Trade and other receivables

	31 December 2011	31 December 2010
	($ millions)
Trade receivables	$55.1	$43.6
Amounts owed by joint ventures and associates	0.7	0.5
Other receivables	2.3	2.6
Prepayments and accrued income	5.5	4.7
Derivative financial instruments	1.6	0.2

	$65.2	$51.6

        The Directors consider that the carrying value of trade and other receivables approximates to their fair value.

        Trade receivables are non-interest bearing and are generally on 30–90 days terms.

        Trade receivables above are disclosed net of any provisions for doubtful receivables.

        As at 31 December 2011, trade receivables at nominal value $1.9 million (31 December 2010: $1.4 million) were impaired and fully provided for. Movements in the provision for impairment of trade receivables were as follows:

	2011	2010
	($ millions)
At 1 January	$1.4	$1.4
Charge in the year	0.5	0.2
Utilized in the year	—	(0.2)
Translation	—	—
Other movements	—	—

At 31 December	$1.9	$1.4

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

17. Cash and short term deposits

	31 December 2011	31 December 2010
	($ millions)
Cash at bank and in hand	$22.2	$10.3

        Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates. The Directors consider that the carrying amount of cash and short-term deposits approximates to their fair value.

18. Share capital

(a)
Ordinary share capital

	31 December 2011	31 December 2010	31 December 2011		31 December 2010
	(Number)		($ in millions)
Authorized:
Ordinary shares of £1 each	10,000,000	10,000,000	19.6	(1)	19.6	(1)
Deferred ordinary shares of £0.0001 each	769,423,688,000	769,423,688,000	150.9	(1)	150.9	(1)

	769,433,688,000	769,433,688,000	170.5	(1)	170.5	(1)

Allotted, called up and fully paid:
Ordinary shares of £1 each	10,000,000	10,000,000	19.6	(1)	19.6	(1)
Deferred ordinary shares of £0.0001 each	769,413,708,000	769,413,708,000	150.9	(1)	150.9	(1)

	769,423,708,000	769,423,708,000	170.5	(1)	170.5	(1)

(1)
The Group's ordinary and deferred share capital are shown in US dollars at the exchange rate prevailing at the month end spot rate at the time of the share capital being issued. This rate at the end of February 2007 was $1.9613: £1.

        The rights of the shares are as follows:

Ordinary shares of £1 each

        The ordinary shares carry no entitlement to an automatic dividend but rank pari passu in respect of any dividend declared and paid other than preference dividend (see below).

Deferred ordinary shares of £0.0001 each

        The deferred shares have no entitlement to dividends or to vote. On a winding up (but not otherwise) the holders of the deferred shares shall be entitled to the repayment of the paid up nominal amount of the deferred shares, but only after any payment to the holders of ordinary shares of an amount equal to 100 times the amount paid up on such ordinary shares.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

18. Share capital (Continued)

(b)
Preference share capital

	31 December 2011	31 December 2010	31 December 2011	31 December 2010
	(Number)		($ in millions)
Authorized:
'B' preference shares of £1 each	—	50,000	—	0.1	(1)

	—	50,000	—	0.1	(1)

Allotted, called up and 25% paid:
'B' preference shares of £1 each	—	50,000	—	0.1	(1)

	—	50,000	—	0.1	(1)

(1)
The Group's preference share capital is shown in US dollars at the exchange rate prevailing at the month end spot rate at the time of the share capital being issued. This rate at the end of February 2007 was $1.9613: £1.

        During the year ended 31 December 2011 the Company called up the remaining unpaid sums on its 'B' preference shares of £1 each. As fully paid shares, the preference shares were fully redeemed at their nominal value and accrued interest was paid.

(c)
Own shares held by ESOP

$ in millions
At 1 January 2010	$0.8
Purchases of shares from ESOP	(0.2)

At 31 December 2010	$0.6
Purchases of shares from ESOP	—

At 31 December 2011	$0.6

        As at 31 December 2011, 114,474 ordinary shares (31 December 2010: 115,974) of £1 each were held by The Luxfer Group Employee Share Ownership Plan. The decrease in the number of ordinary shares held by The Luxfer Group Employee Share Ownership Plan of 1,500 ordinary shares represents the exercise of options to purchase shares from The Luxfer Group Employee Share Ownership Plan by senior management. For further information refer to Note 29.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

19. Reserves

	Hedging reserve	Translation reserve	Merger reserve	Retained earnings
	($ in millions)
At 1 January 2010	$(0.2)	$(26.2)	$(333.8)	$226.2
Profit for the year	—	—	—	25.7
Currency translation differences	—	0.2	—	—
Decrease in fair value of cash flow hedges	(0.2)	—	—	—
Transfer to income statement on cash flow hedges	0.5	—	—	—
Actuarial gains and losses on pension plans	—	—	—	4.4
Deferred tax on items taken to other comprehensive income	—	—	—	(1.3)
Exchange adjustments	—	—	—	—

At 31 December 2010	$0.1	$(26.0)	$(333.8)	$255.0
Profit for the year	—	—	—	43.4
Currency translation differences	(0.1)	(5.4)	—	—
Increase in fair value of cash flow hedges	0.9	—	—	—
Transfer to income statement on cash flow hedges	(0.2)	—	—	—
Actuarial gains and losses on pension plans	—	—	—	(54.0)
Deferred tax on items taken to other comprehensive income	—	—	—	15.0

At 31 December 2011	$0.7	$(31.4)	$(333.8)	$259.4

Nature and purpose of reserves

Hedging reserve

        The hedging reserve contains the effective portion of the cash flow hedge relationships entered into by the Group at the reporting date. The movement in the year to 31 December 2011 of $0.6 million includes an increase in the fair value of cash flow hedges of $0.9 million and $0.2 million of cash flow hedges being transferred to the income statement. For further information regarding the Group's forward foreign currency contracts, forward aluminum commodity contracts and forward rate interest rate agreements refer to Note 27 section (a)—Financial Instruments: Financial Instruments of the Group.

Translation reserve

        The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations. It would also be used to record the effect of hedging net investments in foreign operations.

Merger reserve

        The merger reserve relates to the recapitalization of Luxfer Group Limited during the year ended 31 December 1999. Pursuant to the recapitalization of Luxfer Group Limited, Luxfer Holdings PLC acquired the entire share capital of Luxfer Group Limited. The company known as Luxfer Group

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

19. Reserves (Continued)

Limited during the year ended 31 December 1999 was subsequently renamed LGL 1996 Limited and remains dormant. The recapitalization was accounted for using merger accounting principles.

        The accounting treatment reflected the fact that ownership and control of Luxfer Group Limited, after the recapitalization, remained with the same institutional and management shareholders as before the recapitalization. Under merger accounting principles the consolidated financial statements of Luxfer Holdings PLC appear as a continuation of those for Luxfer Group Limited and therefore as if it had been the parent of the Group from its incorporation.

20. Bank and other loans

Current	31 December 2011	31 December 2010
	($ in millions)
Revolving credit facility	—	9.6
Term loan	3.1	—

	$3.1	$9.6

Non-current	31 December 2011	31 December 2010
	($ in millions)
Revolving credit facility	23.0	—
Term loan	43.0	—
Loan Notes due 2018	63.4	—
Senior Notes due 2012	—	106.3

	$129.4	$106.3

New Banking Facilities

        On 15 June 2011, the Group completed its previously announced new financing arrangements which enabled the Group to repay in full, before their final maturity date, the Senior Notes due 2012 and their accrued interest together with the amount drawn in loans on the Group's $70.3 million (£45 million GBP sterling denominated) asset backed lending (ABL) revolving credit facilities.

        The Senior Notes due 2012 and ABL revolving credit facility were replaced with new £110 million facilities (approximately $180 million) comprising a seven year private placement denominated in US dollars of $65 million (£40 million) with a US insurance company, a multi-currency bank term loan of £30 million ($49 million) and a revolving credit facility of £40 million ($66 million) with a number of banks which was drawn down in a mixture of US dollar and GBP sterling denominated debt.

        On 15 June 2011, the amount drawn on the bank term loan totaled $49.2 million (£30 million), and this combined with the private placement of $65 million and a draw down on loans under the new revolving credit facility of $39.3 million (£23.9 million) was used to repay the Senior Notes due 2012 held by external parties of $109.8 million (£68.2 million) and loans drawn down on the existing ABL

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

20. Bank and other loans (Continued)

revolving credit facility of $38.5 million (£23.9 million). Accrued interest on the Senior Notes due 2012 to 15 June 2011 of $0.9 million (£0.5 million) was also paid.

        Total transaction costs of $5.1 million have been incurred by the Group including arrangement fees and legal and advisory costs, of which transaction costs of $5.1 million have been paid during the year ended 31 December 2011. During the year ended 31 December 2011, in advance of the refinancing, accelerated deficit contributions were paid into the UK and US defined benefit obligations of $7.2 million.

        The new $65 million (£40 million) seven year private placement will be repayable in full in 2018 and bears interest at a fixed rate of 6.19%. The Group has arranged the seven year debt to be denominated in US dollars so that there is a natural partial offset between its dollar-denominated net assets and earnings of its US operations and this dollar-denominated debt and related interest expense.

        The new revolving credit facility can be drawn down until 2015 and together with the £30 million ($49 million) bank term loan bear interest at a variable rate, at slightly lower margins over LIBOR compared to our previous facilities. A proportion of the interest on the term loan may be hedged into a fixed rate in future periods.

        The term loan carries amortization of $3.2 million (£2 million) per annum commencing in 2012. In terms of security, the private placement notes rank pari passu with the term loan and revolving credit facility and all the new facilities are secured over the Group's assets. As at 31 December 2011, the total drawn down on the revolving credit facility was $23.7 million, which is shown in non-current bank and other loans net of unamortized finance costs of $0.7 million. As at 31 December 2011, the total amount outstanding on the bank term loan was $47.9 million, which is shown in non-current bank and other loans net of unamortized finance costs of $1.8 million and $3.1 million repayable within one year. As at 31 December 2011, the total amounts outstanding on the Loan Notes due 2018 were $65.0 million, which are shown in non-current bank and other loans net of unamortized finance costs of $1.6 million. The maturity profile of the Group's undiscounted contractual payments are disclosed in Note 26.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

21. Provisions

	Rationalization & redundancy	Employee benefits	Environmental provisions	Total
	($ millions)
At 1 January 2010	$0.8	$1.0	$4.4	$6.2
Charged to income statement	0.2	0.1	0.3	0.6
Cash payments	(0.5)	(0.3)	(0.5)	(1.3)
Exchange adjustments	—	—	(0.2)	(0.2)

At 31 December 2010	$0.5	$0.8	$4.0	$5.3
Charged to income statement	—	0.8	—	0.8
Cash payments	(0.1)	(0.4)	(0.5)	(1.0)
Exchange adjustments	—	—	—	—

At 31 December 2011	$0.4	$1.2	$3.5	$5.1

At 31 December 2011
Included in current liabilities	0.4	—	1.6	2.0
Included in non-current liabilities	—	1.2	1.9	3.1

	$0.4	$1.2	$3.5	$5.1

At 31 December 2010
Included in current liabilities	0.5	—	2.0	2.5
Included in non-current liabilities	—	0.8	2.0	2.8

	$0.5	$0.8	$4.0	$5.3

Rationalization and redundancy

        At 31 December 2011 the Group had $0.4 million of provisions relating to redundancy and the rationalization of its operations (31 December 2010: $0.5 million). $0.1 million of this provision relates to restructuring of the production facilities at Riverside, California, USA within the Gas Cylinders division. A further $0.2 million of this provision relates to closure of the Gas Cylinders division manufacturing facility based at Aldridge in the UK. In addition $0.1 million of the provision relates to rationalization and redundancy within the Elektron division to improve operating efficiencies. These costs are expected to be spent in 2012.

Employee benefits

        At 31 December 2011 the Group had $1.2 million of employee benefit liabilities (in addition to retirement benefits), as calculated on an actuarial basis, relating to a provision for workers' compensation at the Gas Cylinders division in the USA (31 December 2010: $0.8 million).

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

21. Provisions (Continued)

Environmental provisions

        As at 31 December 2011, the Group had environmental provisions of $3.5 million relating to environmental clean up costs (31 December 2010: $4.0 million). $1.1 million of the provision is for future remediation costs required at the Speciality Aluminium site, in relation to an incident before Luxfer Group's ownership. The remediation expenditure is expected to take place over the next one to two years. A further $2.4 million of environmental provisions relate to work required at the UK Elektron division site. This expenditure is expected to take place over the next one to three years.

22. Deferred tax

	Accelerated tax depreciation	Other temporary differences	Tax losses	Retirement benefit obligations	Total
	($ millions)
At 1 January 2010	$7.3	$(3.0)	$(0.2)	$(15.5)	$(11.4)
Charged/(credited) to income statement	0.3	(1.5)	0.2	1.4	0.4
Charged to other comprehensive income	—	—	—	1.3	1.3
Exchange adjustment	—	—	—	0.2	0.2

At 31 December 2010	$7.6	$(4.5)	$—	$(12.6)	$(9.5)
Charged/(credited) to income statement	1.2	(3.4)	—	4.0	1.8
Credited to other comprehensive income	—	—	—	(15.0)	(15.0)

At 31 December 2011	$8.8	$(7.9)	$—	$(23.6)	$(22.7)

        The amount of deferred taxation accounted for in the Group balance sheet, after the offset of balances within countries for financial reporting purposes, comprised the following deferred tax assets and liabilities:

	31 December 2011	31 December 2010
	($ millions)
Deferred tax liabilities	$—	$0.2
Deferred tax assets	22.7	(9.7)

Net deferred tax asset	$22.7	$(9.5)

        At the balance sheet date, the Group has unrecognized deferred tax assets relating to certain trading and capital losses and other temporary differences of $17.9 million (31 December 2010: $22.5 million) potentially available for offset against future profits. No deferred tax asset has been recognized in respect of this amount because of the unpredictability of future qualifying profit streams in the relevant entities. Of the total unrecognized deferred tax asset of $17.9 million (31 December 2010: $22.5 million), $17.4 million (31 December 2010: $19.1 million) relates to trading losses that can be carried forward indefinitely under current legislation.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

22. Deferred tax (Continued)

        At the balance sheet date there were unremitted earnings of subsidiaries and joint ventures of $48.3 million (31 December 2010: $35.6 million), for which there are no deferred tax liabilities recognized or unrecognized (31 December 2010: $nil).

23. Other long term assets and liabilities

Other long term assets

	31 December 2011	31 December 2010
	($ millions)
Loan Note—deferred consideration	$0.7	$1.5

        The Loan Note receivable relates to the deferred consideration due from the sale of plant and equipment of the Speciality Aluminium division which was completed in January 2008. The total amount of the deferred consideration was $4.8 million (£2.4 million), payable in annual installments over the next five years, commencing on the first anniversary of the sale date. The Loan Note earns interest at 6.5% pa from the sale date, and the interest is payable annually in arrears. The interest accrued to 31 December 2011 was $0.1 million (2010: $0.1 million and 2009: $0.1 million), as disclosed in Note 7.

        The first four annual repayment installments of the Loan Note of $0.7 million, $0.8 million, $0.8 million and $0.8 million plus interest accrued, were received in January 2009, January 2010, January 2011 and January 2012 respectively.

        As at 31 December 2011, the fair value of the remaining deferred consideration was $1.5 million, which included $0.1 million of interest accrued. Of the $1.5 million, $0.8 million has been included within other receivables, as disclosed in Note 16, and $0.7 million has been included within other non-current assets, as shown above.

24. Trade and other payables

	31 December 2011	31 December 2010
	($ millions)
Trade payables	$40.5	$35.3
Other taxation and social security	3.8	3.8
Accruals	34.3	27.2
Interest payable	0.2	1.1
Derivative financial instruments	0.5	—

	$79.3	$67.4

        The Directors consider that the carrying amount of trade payables approximates to their fair value.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

25. Commitments and contingencies

	31 December 2011	31 December 2010	1 January 2010
	($ millions)
Operating lease commitments—Group as a lessee
Minimum lease payments under operating leases recognized in the income statement	$4.0	$3.9	$3.9

        At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	31 December 2011	31 December 2010	1 January 2010
	($ millions)
Within one year	$3.3	$3.4	$3.6
In two to five years	9.4	9.5	10.0
In over five years	13.9	17.7	17.3

	$26.6	$30.6	$30.9

        Operating lease payments represent rentals payable by the Group for certain of its properties and items of machinery. Leasehold land and buildings have a life between 2 and 65 years. Plant and equipment held under operating leases have an average life between 2 and 5 years. Renewal terms are included in the lease contracts.

Capital commitments

        At 31 December 2011, the Group had capital expenditure commitments of $1.3 million (31 December 2010: $1.0 million and 1 January 2010: $2.9 million) for the acquisition of new plant and equipment.

26. Financial risk management objectives and policies

Financial risk management objectives and policies

        The Group's financial instruments comprise bank and other loans, senior loan notes, derivatives and trade payables. Other than derivatives, the main purpose of these financial instruments is to raise finance for the Group's operations. The Group also has various financial assets such as trade receivables and cash and short-term deposits, which arise directly from its operations.

        A Hedging Committee, chaired by the Group Finance Director, oversees the implementation of the Group's hedging policies, including the risk management of currency and aluminum risks and the use of derivative financial instruments.

        It is not the Group's policy or business activity to trade in derivatives. They are only used to hedge underlying risks occurring as part of the Group's normal operating activities.

        The main risks arising from the Group's financial instruments are cash flow interest rate risk, liquidity risk, foreign currency translation and transaction risk, aluminum price risk and credit risk on

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

26. Financial risk management objectives and policies (Continued)

trade receivables and the Group's £30 million ($49 million) term loan and £40 million ($66 million) revolving credit facilities, of which $23.7 million was drawn down as at 31 December 2011, see Note 20.

        The Group regularly enters into forward currency contracts to manage currency risks and when considered suitable will use other financial derivatives to manage commodity and interest rate risks.

Interest rate risk

        The Group has significant exposure to variable interest rates such as at 31 December 2011 its $48 million term loan and drawdown on the revolving credit facilities. As a result of this exposure, the Group may decide to hedge interest payable based on a combination of forward rate agreements, interest rate caps and swaps. It has also used an element of fixed rate debt within the new financing structure to mitigate volatility in interest rate movements as disclosed in Note 20.

        Total debt, before netting off issue costs as at 31 December 2011, subject to variable interest rates was therefore $71.6 million and based on this level a 1% increase in rates would increase the Group's annual interest cost by $0.7 million.

Liquidity risk

        To understand and monitor cash flows, the Group uses a combination of a short-term rolling six week cash forecast, based on expected daily liquidity requirements and longer term monthly rolling forecasts, covering forecast periods of between six and eighteen months forward. The Group also prepares, at least annually, longer-term strategic cash forecasts. Together this system of control is used to ensure the Group can fund its ongoing operations, including working capital, capital expenditure and interest payments and to ensure that bank covenant targets will be met. Short and medium term changes in liquidity needs have been funded from the Group's £40 million ($66 million) revolving bank facility (as disclosed in Note 20), which provides the ability to draw down and repay funds on a daily basis. In monitoring liquidity requirements and planning its working capital and capital expenditure programs, the Group aims to maintain a sufficiently prudent level of headroom against its banking facilities and forecast covenant position as protection against any unexpected or sudden market shocks.

        The Group also uses forecasts to manage the compliance with any associated covenant tests in relation to the Group's financing arrangements. The Group is subject to maintaining net debt to EBITDA levels of below three times, EBITDA to net interest above four times, and a number of other debt service tests which include EBITDA, taxation, capital expenditure and pension payments.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

26. Financial risk management objectives and policies (Continued)

        The maturity of the Group's liabilities are also monitored to ensure sufficient funds remain available to meet liabilities as they fall due. The table below summarizes the maturity profile of the Group's financial liabilities at 31 December based on contractual payments.

	31 December 2011				31 December 2010
	Within 12 months	1-5 years	> 5 years	Total	Within 12 months	1-5 years	Total
	($ millions)
Senior Notes due 2012	—	—	—	—	—	$106.5	$106.5
Cumulative preference shares	—	—	—	—	—	0.1	0.1
Revolving credit facility	—	23.7	—	23.7	10.2	—	10.2
Term loan	3.1	44.8	—	47.9	—	—	—
Loan Notes due 2018	—	—	65.0	65.0	—	—	—
Trade payables	40.5	—	—	40.5	35.3	—	35.3
Other taxation and social security	3.8	—	—	3.8	3.8	—	3.8
Accruals	34.3	—	—	34.3	27.2	—	27.2
Interest payable	0.2	—	—	0.2	1.1	—	1.1
Derivative financial instruments	0.5	—	—	0.5	—	—	—

	$82.4	$68.5	$65.0	$215.9	$77.6	$106.6	$184.2

        The table below summarizes the maturity profile of the Group's financial liabilities at 31 December based on contractual undiscounted payments. Interest rates on the Group's debt have been based on a forward curve.

	31 December 2011	31 December 2010
	($ millions)
Undiscounted contractual maturity of financial liabilities:
Amounts payable:
Within 12 months	$87.9	$84.0
1-5 years	87.7	108.6
> 5 years	70.9	—

	246.5	192.6
Less: future finance charges	(30.6)	(8.4)

	$215.9	$184.2

Capital risk management

        In recent years the Group has sought to reduce its indebtedness and increase the level of equity funding and has organized its capital structure to fund medium and long-term investment programs aimed at the development of new products and production facilities. At 31 December 2011, the debt managed by the Group included the Loan Notes due 2018, the term loan and drawings on the revolving credit facilities.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

26. Financial risk management objectives and policies (Continued)

        The Group monitors its adjusted EBITDA for continuing activities to net debt ratio and has sought to reduce this over time from 6x to below 3x. The table below sets out the calculations for 2011, 2010 and 2009:

	2011	2010	2009
	($ millions)
For continuing operations:
Operating profit	$66.2	$44.9	$27.3
Add back: Restructuring and other (income) expense (Note 5)	(0.2)	0.8	1.1
Loss on disposal of property, plant and equipment	—	0.1	0.1
Depreciation and amortization	14.5	13.8	13.7

Adjusted EBITDA	$80.5	$59.6	$42.2

Bank and other loans	132.5	9.6	10.1
Senior Notes due 2012	—	106.3	115.8

Total debt	132.5	115.9	125.9
Less cash	(22.2)	(10.3)	(2.9)

Net debt	$110.3	$105.6	$123.0

Net debt: EBITDA ratio	1.4x	1.8x	2.9x

Credit risk

        The Group only provides trade credit to creditworthy third parties. Credit checks are performed on new and existing customers along with monitoring payment histories of customers. Outstanding receivables from customers are closely monitored to ensure they are paid when due, with both outstanding overdue days and total days of sales outstanding ("DSO days") reported as a business unit key performance measure. Where possible export sales are also protected through the use of credit export insurance. At 31 December 2011, the Group has a provision for bad and doubtful debtors of $1.9 million (31 December 2010: $1.4 million) and $0.5 million (2010: $0.2 million) has been charged to the Income Statement in relation to bad debts incurred in 2011.

        The analysis of trade receivables that were past due but not impaired is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	< 31 days	31-61 days	61-91 days	91-121 days	> 121 days
	($ millions)
At 31 December 2011	$55.1	$48.3	$6.0	$0.8	—	—	—
At 31 December 2010	43.6	36.6	5.1	1.1	0.8	—	—

        The Group also monitors the spread of its customer base with the objective of trying to minimize exposure at a Group and divisional level to any one customer. The top ten customers in 2011 represented 38.9% (2010: 30.8% and 2009: 31.2%) of total revenue. In 2011 the Elektron Division had

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

26. Financial risk management objectives and policies (Continued)

revenue of $52.8 million from a single customer, which represented 10.3% of total revenue. There were no customers in 2010 or 2009 that represented over 10% of total revenue.

Foreign currency translation risk

        With substantial operations in the UK and Rest of Europe, the Group is exposed to translation risk on both its Income Statement, based on average exchange rates, and its Balance Sheet with regards to period end exchange rates.

        The Group's results and net assets are reported by geographic region in Note 2. This analysis shows in 2011 the Group had revenue of $221.8 million derived from UK operations and operating profit of $26.3 million. During 2011, the average exchange rate for GBP sterling was £0.6210, being stronger than the 2010 average of £0.6482. This resulted in a favorable impact of $6.3 million on revenue and $0.8 million on operating profit. Based on the 2011 level of sales and profits a £0.05 increase in the GBP sterling to US dollar exchange rate would result in an $11.6 million decrease in revenue and $1.5 million decrease in operating profit.

        The capital employed as at 31 December 2011 in the UK was $76.5 million translated at an exchange rate of £0.6441. A £0.05 increase in exchange rates would reduce capital employed by approximately $5.5 million.

        During 2011, the average exchange rate for the Euro was €0.7148, being stronger than the 2010 average of €0.7575. This resulted in a favorable impact of $1.7 million on revenue and $nil impact on operating profit. Based on the 2011 level of sales and profits a €0.05 increase in the Euro to US dollar exchange rate would result in a $2.0 million decrease in revenue and $nil movement in operating profit.

Foreign currency transaction risk

        In addition to currency translation risk, the Group incurs currency transaction risk whenever one of the Group's operating subsidiaries enters into either a purchase or sales transaction in a currency other than its functional currency. Currency transaction risk is reduced by matching sales revenues and costs in the same currency. The Group's US operations have little currency exposure as most purchases, costs and revenues are conducted in US dollars. The Group's UK operations are exposed to exchange transaction risks, mainly because these operations sell goods priced in euros and US dollars, and purchase raw materials priced in US dollars.

        The UK operations within the Group have around an estimated $20 million net sales risk after offsetting raw material purchases made in US dollars and a substantial euro sales risk, with approximately €50 million to €60 million of exports priced in euros each year. These risks are being partly hedged through the use of forward foreign currency exchange rate contracts, but we estimate that in 2011 our Elektron division has incurred a transaction loss of $0.6 million, and the transaction impact at our Gas Cylinders division was a gain of $0.2 million.

        Based on a $20 million net exposure to the US dollar, a $0.10 increase in exchange rates would have a $1.2 million annual decrease in Group operating profit, and based on a €55 million euro sales risk, a €0.10 increase in exchange rates would have a $5.4 million annual decrease in Group operating profit.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

26. Financial risk management objectives and policies (Continued)

Commodity price risks

        The Group is exposed to a number of commodity price risks, including primary aluminum, magnesium, rare earth chemicals, zircon sand and other zirconium basic compounds. All have been subject to substantial increases in recent years. Historically the two largest exposures to the Group have been aluminum and magnesium prices and the Group will spend annually approximately $60 million to $85 million on these two raw materials. Recently the costs of rare earth chemicals have also been subject to significant commodity inflation.

        Unlike the other major commodities purchased, aluminum is traded on the London Metal Exchange ("LME") and therefore the Group is able to use LME derivative contracts to hedge a portion of its price exposure. In 2011 the Group purchased approximately 13,500 metric tons of primary aluminum, it scrapped around 3,000 metric tons of processed waste and made finished goods equal to approximately 10,500 metric tons. The processed waste can be sold as scrap aluminum at prices linked to the LME price. The price risk on aluminum is mitigated by agreeing fixed prices with the suppliers, along with the use of LME derivative contracts. As at 31 December 2011, the Group had fixed priced purchase contracts covering up to approximately 30% of our main primary aluminum requirements for 2012. As at 31 December 2011, the Group had hedged 2,400 metric tons of Aluminum for 2012. Before hedging the risk, a $100 movement in the LME price of aluminum would increase our Gas Cylinders division's costs by $1.1 million.

        In the long term the Group has sought to recover the cost of increased commodity costs through price increases and surcharges. Any hedging of aluminum risk is performed to protect the Group against short-term fluctuations in aluminum costs.

        In 2010 the Group purchased approximately 7,000 metric tons of primary magnesium and in 2011 this decreased to approximately 6,000 metric tons. Magnesium is not traded on the LME so we are not able to maintain a hedge position of its price exposure.

        The Group purchases annually approximately 700 metric tons of various rare earth chemicals which it uses in the production of various materials produced by its Elektron division and has sought to provide its customers with a stable surcharge price on these increasing costs by buying forward rare earths in bulk.

27. Financial instruments

        The following disclosures relating to financial instruments have been prepared on a basis which excludes short-term debtors and creditors which have resulted from the Group's operating activities.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

27. Financial instruments (Continued)

(a) Financial instruments of the Group

        The financial instruments of the Group other than short-term debtors and creditors were as follows:

Primary financial instruments:	Book value 31 December 2011	Fair value 31 December 2011	Book value 31 December 2010	Fair value 31 December 2010
	($ millions)
Financial assets:
Cash at bank and in hand	$22.2	$22.2	$10.3	$10.3

Financial liabilities:
Bank and other loans	136.6	136.6	10.2	10.2
Cumulative preference shares	—	—	0.1	0.1
Senior Notes due 2012	—	—	106.5	104.3

	$136.6	$136.6	$116.8	$114.6

        All financial assets mature within one year. The maturity of the financial liabilities are disclosed in Note 26.

        As at 31 December 2011, the amount drawn in bank and other loans was $136.6 million, of which $45.5 million was denominated in Sterling and $91.1 million denominated in US dollars. As at 31 December 2010, the entire amount drawn in bank and other loans of $10.2 million was denominated in US dollars.

Derivative financial instruments are as follows:	Book value 31 December 2011	Fair value 31 December 2011	Book value 31 December 2010	Fair value 31 December 2010
	($ millions)
Held to hedge purchases and sales by trading businesses:
Forward foreign currency contracts	$1.6	$1.6	$0.2	$0.2
LME derivative contracts	(0.5)	(0.5)	—	—

        The fair value calculations were performed on the following basis:

Cash in hand, at bank

        The carrying value approximates to the fair value as a result of the short-term maturity of the instruments.

Bank loans

        At 31 December 2011 bank and other loans of $132.5 million (31 December 2010: $9.6 million) were outstanding. Issue costs incurred with the renewal on 15 June 2011 totaled $5.1 million, of which $1.0 million have been amortized in the year. Therefore, as at 31 December 2011 bank and other loans

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

27. Financial instruments (Continued)

are shown net of issue costs of $4.1 million and these issue costs are to be amortized to the expected maturity of the facilities. The Group at 31 December 2011 was exposed to variable interest rates on its bank and other loans of $71.6 million which represents the term loan and the drawdown on the revolving credit facility. The fair value is calculated to be the same as the book value.

Cumulative preference shares

        The preference shares were fully redeemed at their nominal value during the year ended 31 December 2011. The fair value at 31 December 2010 was calculated to be the same as the book value.

Senior Notes due 2012

        The Senior Notes due 2012 were fully redeemed during the year ended 31 December 2011. As at 31 December 2010 the Senior Notes due 2012 are shown in the Group Balance Sheet as $106.3 million, being the amount held by external parties of $106.5 million net of unamortized issues costs of $0.2 million. The remaining issue costs of $0.2 million were fully written off in 2011 upon redemption of the Senior Notes due 2012.

        The fair value of the Senior Notes due 2012 as at 31 December 2010 were estimated from a quoted price as they were traded instruments listed on the Euro MTF Luxembourg Stock Exchange. However market prices of corporate bonds were very volatile, and there was little trading in the notes, with a large spread in bid and offer prices, making a market priced based fair value of these notes difficult to estimate.

Forward foreign currency contracts

        The fair value of these contracts was calculated by determining what the Group would be expected to receive or pay on termination of each individual contract by comparison to present market prices.

Aluminum commodity contracts

        The Group did not hold any forward aluminum commodity contracts as at 31 December 2011 or 31 December 2010.

LME derivative contracts

        The fair value of these contracts has been calculated by valuing the contracts against the equivalent forward rates quoted on the LME.

Fair value hierarchy

        At 31 December 2011, for those financial instruments of the Group recorded at fair value, the Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

        Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

27. Financial instruments (Continued)

        Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

        Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

	31 December 2011	Level 1	Level 2	Level 3
	($ millions)
Derivative financial liabilities at fair value through profit or loss:
Forward foreign currency contracts	1.6	—	1.6	—
LME derivative contracts	(0.5)	—	(0.5)	—

        During the year ended 31 December 2011, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

(b) Interest rate risks

Interest rate risk profile on financial assets

        This table shows the Group's financial assets as at 31 December, which are cash at bank and in hand. These assets are all subject to floating interest rate risk.

Cash by currency:	31 December 2011	31 December 2010
	($ millions)
US Dollar	$(2.2)	$(1.0)
GBP	18.2	6.2
Euro	1.4	1.6
Australian Dollar	0.5	0.2
Chinese Renminbi	2.3	2.0
Czech Koruna	2.0	1.3

	$22.2	$10.3

        The Group earns interest on cash balances through either deposit accounts or placing funds on money markets at short-term fixed rates. In all cases, interest earned is at approximately LIBOR rates during the year.

        The Group's Loan Note relating to the deferred consideration due from the sale of plant and equipment of the Speciality Aluminium division is subject to a fixed interest rate of 6.5% pa. This is further detailed in Note 23. At 31 December 2011, the fair value of the remaining deferred consideration was $1.5 million. The Group has no other fixed interest rate assets.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

27. Financial instruments (Continued)

Interest rate risk profile on financial liabilities

        The following table sets out the carrying amount, by original maturity, of the Group's financial instruments that were exposed to both fixed and variable interest rate risk:

	31 December 2011				31 December 2010
	Within 12 months	1-5 years	> 5 years	Total	Within 12 months	1-5 years	Total
	($ millions)
Fixed interest rate risk:
Loan Notes due 2018	—	—	65.0	65.0	—	—	—
Cumulative preference shares	—	—	—	—	—	0.1	0.1

	—	—	$65.0	$65.0	—	$0.1	$0.1

Variable interest rate risk:
Revolving credit facility	—	23.7	—	23.7	10.2	—	10.2
Term loan	3.1	44.8	—	47.9	—	—	—
Senior Notes due 2012	—	—	—	—	—	106.5	106.5

	$3.1	$68.5	—	$71.6	$10.2	$106.5	$116.7

        The Group's floating rate liabilities related to the term loan of $47.9 million (31 December 2010) and the revolving credit facilities of $23.7 million (31 December 2010: $10.2 million) and in 2010 included the Senior Notes due 2012 issued as part of the capital reorganization on 6 February 2007.

(c) Hedging activities

Forward foreign exchange contracts

        The Group utilizes forward foreign exchange contracts to hedge significant future transactions and cash flows to manage its exchange rate exposures. The contracts purchased are primarily denominated in Sterling, US dollars and Euros. The Group is also exposed to a number of other currencies like Australian dollars with hedges against these on a more ad hoc basis, when exposures are more significant.

        At 31 December 2011, the fair value of forward foreign exchange contracts deferred in equity was a gain of $1.2 million (2010: gain of $0.1 million and 2009: gain of $0.1 million). During 2011 a loss of $0.2 million (2010: loss of $0.2 million and 2009: gain of $1.4 million) has been transferred to the income statement in respect of contracts that have matured in the year.

        At 31 December 2011 and 2010 the Group held various foreign exchange contracts designated as hedges in respect of forward sales for US dollars, Euros, Australian dollars and Japanese yen for the receipt of GBP sterling. The Group also held foreign exchange contracts designated as hedges in

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

27. Financial instruments (Continued)

respect of forward purchases for US dollars and Euros by the sale of GBP sterling. The contract totals in GBP sterling, range of maturity dates and range of exchange rates are disclosed below:

31 December 2011 Sales hedges	US dollars	Euros	Australian dollars	Japanese yen
Contract totals/£M	40.6	26.8	N/A	N/A
Maturity dates	01/12 to 03/13	01/12 to 12/12	N/A	N/A
Exchange rates	$1.5434 to $1.6450	€1.1120 to €1.1945	N/A	N/A

Purchase hedges	US dollars	Euros	Australian dollars	Japanese yen
Contract totals/£M	24.6	N/A	N/A	N/A
Maturity dates	01/12 to 01/13	N/A	N/A	N/A
Exchange rates	$1.5425 to $1.6438	N/A	N/A	N/A

31 December 2010 Sales hedges	US dollars	Euros	Australian dollars	Japanese yen
Contract totals/£M	15.8	18.8	N/A	0.1
Maturity dates	01/11 to 10/11	01/11 to 10/11	N/A	01/11
Exchange rates	$1.4591 to $1.6139	€1.0958 to €1.2165	N/A	JPY126.7500

Purchase hedges	US dollars	Euros	Australian dollars	Japanese yen
Contract totals/£M	19.0	N/A	N/A	N/A
Maturity dates	01/11 to 10/11	N/A	N/A	N/A
Exchange rates	$1.4950 to $1.6151	N/A	N/A	N/A

Aluminum commodity contracts

        The Group did not hold any forward aluminum commodity contracts at 31 December 2011 or 31 December 2010.

Forward rate interest rate agreements

        The Group did not hold any forward rate interest rate agreements at 31 December 2011 or 31 December 2010.

LME derivative contracts

        In July 2011 the Group hedged 2,400 metric tons of aluminum for supply in 2012 using its new ancillary banking facilities. The fair value of LME derivative contracts deferred in equity was a loss of $0.5 million. The Group did not hold any LME derivative contracts at 31 December 2010.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

27. Financial instruments (Continued)

(d) Foreign currency translation risk disclosures

        Exchange gains and losses arising on the translation of the Group's non-US assets and liabilities are classified as equity and transferred to the Group's translation reserve. In 2011 a loss of $5.4 million (2010: gain of $0.2 million and 2009: loss of $2.2 million) was recognized in translation reserves.

(e) Un-drawn committed facilities

        At 31 December 2011 the Group had committed banking facilities denominated in GBP sterling of £40.0 million ($62.1 million). At 31 December 2010 these committed banking facilities were £45.0 million ($70.3 million). The facilities were for providing short-term loans and overdrafts, with a sub-limit for letters of credit which at 31 December 2011 was £7.0 million ($10.9 million). At 31 December 2010 the sub-limit was £10.0 million ($15.6 million). Of these committed facilities, $23.7 million (31 December 2010: $10.2 million) of short-term loans and $0.6 million (31 December 2010: $5.3 million) for letters of credit were drawn. The Group now has a separate bonding facility for bank guarantees denominated in GBP sterling of £3.0 million ($4.6 million), of which £2.7 million ($4.2 million) was drawn at 31 December 2011.

28. Retirement benefits

        The Group operates defined benefit arrangements in the UK, the US and France. The levels of funding are determined by periodic actuarial valuations. Further, the Group also operates defined contribution plans in the UK, US and Australia. The assets of the plans are generally held in separate trustee administered funds.

        Actuarial gains and losses are recognized in full in the period in which they occur. The liability recognized in the balance sheet represents the present value of the defined benefit obligation, as reduced by the fair value of plan assets. The cost of providing benefits is determined using the Projected Unit Credit Method.

        The principal defined benefit pension plan in the UK is the Luxfer Group Pension Plan, which closed to new members in 1998, new employees then being eligible for a defined contribution plan. With effect from April 2004 the Luxfer Group Pension Plan changed from a final salary to a career average revalued earnings benefit scale. In August 2005 a plan specific earnings cap of £60,000 per annum subject to inflation increases was introduced, effectively replacing the statutory earnings cap. In October 2007 the rate of the future accrual for pension was reduced and a longevity adjustment was introduced to mitigate against the risk of further increases in life expectancies. The pension cost of the Plan is assessed in accordance with the advice of an independent firm of professionally qualified actuaries, Lane Clark & Peacock LLP.

        The Group's other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings Inc Pension Plan in the US. In December 2005 the plan was closed to further benefit accrual with members being offered contributions to the Company's 401(k) plan.

        The total charge to the Group's income statement for 2011 for retirement benefits was a cost of $2.1 million (2010: $6.6 million and 2009: $7.8 million).

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

28. Retirement benefits (Continued)

The movement in the pension liability is shown below:

	2011	2010
	($ millions)
Balance at 1 January	$41.2	$53.1
Charged to the Income Statement	3.7	6.6
Past service credit	(1.6)	—
Contributions	(15.2)	(13.3)
Charged/(credited) to the Statement of Comprehensive Income	54.0	(4.4)
Exchange adjustments	0.3	(0.8)

Balance at 31 December	$82.4	$41.2

The financial assumptions used in the calculations are:

	Projected Unit Valuation
	United Kingdom			Non United Kingdom
	2011	2010	2009	2011	2010	2009
	(%)
Discount Rate	4.90	5.50	5.80	4.70	5.50	6.00
Salary Inflation	4.10	4.50	4.60	—	—	—
Retail Price Inflation	3.10	3.50	3.60	—	—	—
Consumer Price Inflation	2.10	2.80	n/a	—	—	—
Pension increases—pre 6 April 1997	2.40	2.60	2.70	—	—	—
—1997-2005	3.00	3.40	3.50	—	—	—
—post 5 April 2005	1.90	2.20	2.30	—	—	—

The assets in the plan and expected rate of long-term return were:

	Long-term rate of return expected
	United Kingdom			Non United Kingdom
	2011	2010	2009	2011	2010	2009
	(%)
Equities and Growth Funds	7.40	7.60	8.10	7.80	8.10	8.70
Gilts	2.80	4.20	4.40	—	—	—
Other Bonds	4.60	5.20	5.30	4.40	5.10	5.50
Cash	2.80	4.20	4.40	—	—	—

Other principal actuarial assumptions:

	2011 Years	2010 Years	2009 Years
Life expectancy of male in the UK aged 65 in 2011	20.4	20.3	19.3
Life expectancy of male in the UK aged 65 in 2031	21.5	21.5	20.3

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

28. Retirement benefits (Continued)

The amounts recognized in income in respect of the pension plans are as follows:

	2011			2010			2009
	UK	Non UK	Total	UK	Non UK	Total	UK	Non UK	Total
	($ millions)
In respect of defined benefit plans
Current service cost	$0.8	$—	$0.8	$0.8	$0.0	$0.8	$0.3	$0.2	$0.5
Interest cost	15.5	3.1	18.6	14.8	3.1	17.9	14.0	3.0	17.0
Expected return on plan assets	(15.8)	(2.9)	(18.7)	(12.8)	(2.8)	(15.6)	(10.1)	(2.2)	(12.3)
Past service credit	(1.6)	—	(1.6)

Total (credit)/charge for defined benefit plans	$(1.1)	$0.2	$(0.9)	$2.8	$0.3	$3.1	$4.2	$1.0	$5.2

In respect of defined contribution plans
Total charge for defined contribution plans	1.3	1.7	3.0	1.8	1.7	3.5	1.4	1.2	2.6

Total charge for pension plans	$0.2	$1.9	$2.1	$4.6	$2.0	$6.6	$5.6	$2.2	$7.8

        Of the charge for the year, charges of $2.5 million and $1.2 million (2010: $4.4 million and $2.2 million; 2009 $5.4 million and $2.4 million) have been included in cost of sales and administrative costs respectively, with a credit of $1.6 million (2010 and 2009: $nil) being included in restructuring and other income (expense).

        For the year, the amount of loss recognized in the Statement of Comprehensive Income is $54.0 million (2010: gain of $4.4 million and 2009: loss of $10.1 million).

        The actual return of the plan assets was a loss of $11.0 million (2010: gain of $30.1 million and 2009: gain of $41.6 million). The overall expected rate of return is determined on the basis of the market prices prevailing at the respective balance sheet date, applicable to the period over which the obligation is to be settled.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

28. Retirement benefits (Continued)

The value of the plan assets were:

	2011			2010
	UK	Non UK	Total	UK	Non UK	Total
	($ millions)
Equities and Growth Funds	$170.3	$23.9	$194.2	$183.3	$25.1	$208.4
Gilts	14.0	—	14.0	12.8	—	12.8
Other Bonds	52.0	18.9	70.9	50.0	20.0	70.0
Cash	0.3	—	0.3	—	—	—

Total market value of assets	$236.6	$42.8	$279.4	$246.1	$45.1	$291.2
Present value of plan liabilities	(295.1)	(66.7)	(361.8)	(274.8)	(57.6)	(332.4)

Deficit in the plan	(58.5)	(23.9)	(82.4)	(28.7)	(12.5)	(41.2)
Related deferred tax asset	14.6	9.0	23.6	7.8	4.8	12.6

Net pension liability	$(43.9)	$(14.9)	$(58.8)	$(20.9)	$(7.7)	$(28.6)

Analysis of movement in the present value of the defined benefit obligations:

	2011			2010
	UK	Non UK	Group	UK	Non UK	Group
	($ millions)
At 1 January	$274.8	$57.6	$332.4	$272.2	$53.0	$325.2
Service cost	0.8	—	0.8	0.8	0.0	0.8
Interest cost	15.5	3.1	18.6	14.8	3.1	17.9
Contributions from plan members	0.8	—	0.8	0.8	—	0.8
Age related NI rebate	0.3	—	0.3	0.3	—	0.3
Actuarial losses and (gains)	17.1	8.2	25.3	7.2	4.0	11.2
Exchange difference	(1.8)	0.2	(1.6)	(9.3)	—	(9.3)
Benefits paid	(10.8)	(2.4)	(13.2)	(12.0)	(2.5)	(14.5)
Past service credit	(1.6)	—	(1.6)	—	—	—

At 31 December	$295.1	$66.7	$361.8	$274.8	$57.6	$332.4

        The defined benefit obligation comprises $1.2 million (31 December 2010: $1.4 million) arising from unfunded plans and $360.6 million (31 December 2010: $331.0 million) from plans that are funded.

        The sensitivities regarding the principal assumptions used to measure the present value of the defined benefit obligations are set out below:

Assumption	Change in assumption	Impact on total defined benefit obligations
Discount rate	Increase/decrease by 1.0%	Decrease/increase by 16%
Inflation	Increase/decrease by 1.0%	Increase/decrease by 6%
Post retirement mortality	Increase by 1 year	Increase by 3%

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

28. Retirement benefits (Continued)

Analysis of movement in the present value of the fair value of plan assets:

	2011			2010
	UK	Non UK	Group	UK	Non UK	Group
	($ millions)
At 1 January	$246.1	$45.1	$291.2	$231.7	$40.4	$272.1
Expected return on plan assets	15.8	2.9	18.7	12.8	2.8	15.6
Actuarial gains	(24.7)	(4.6)	(29.3)	13.4	2.2	15.6
Exchange difference	(1.4)	—	(1.4)	(8.5)	—	(8.5)
Contributions from employer	10.5	1.8	12.3	7.7	2.2	9.9
Contributions from plan members	0.8	—	0.8	0.8	—	0.8
Age related NI rebate	0.3	—	0.3	0.3	—	0.3
Benefits paid	(10.8)	(2.4)	(13.2)	(12.1)	(2.5)	(14.6)

At 31 December	$236.6	$42.8	$279.4	$246.1	$45.1	$291.2

Amounts for the current and previous four years are as follows:

	2011
	UK	Non UK	Group
Total market value of plan assets $M	$236.6	$42.8	$279.4
Present value of plan liabilities $M	(295.1)	(66.7)	(361.8)

Deficit in the plan $M	$(58.5)	$(23.9)	$(82.4)

Difference between the expected and actual return on plan assets:
Amount $M	(25.0)	(4.7)	(29.7)
Percentage of plan assets	(11)%	(11)%	(11)%

Experience gains and losses on plan liabilities:
Amount $M	3.5	0.5	4.0
Percentage of present value of plan liabilities	1%	1%	1%

Total cumulative amount recognized in Statement of Comprehensive Income:
Amount $M	58.0	23.7	81.7
Percentage of present value of plan liabilities	20%	36%	23%

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

28. Retirement benefits (Continued)

	2010			2009
	UK	Non UK	Group	UK	Non UK	Group
Total market value of plan assets $M	$246.1	$45.1	$291.2	$231.7	$40.4	$272.1
Present value of plan liabilities $M	(274.8)	(57.6)	(332.4)	(272.2)	(53.0)	(325.2)

Deficit in the plan $M	$(28.7)	$(12.5)	$(41.2)	$(40.5)	$(12.6)	$(53.1)

Difference between the expected and actual return on plan assets:
Amount $M	12.3	2.1	14.5	22.6	6.8	29.3
Percentage of plan assets	5%	5%	5%	10%	17%	11%

Experience gains and losses on plan liabilities:
Amount $M	1.7	—	1.7	0.9	(0.2)	0.7
Percentage of present value of plan liabilities	1%	0%	1%	0%	(0)%	0%

Total cumulative amount recognized in Statement of Comprehensive Income:
Amount $M	14.7	10.0	24.7	20.3	8.3	28.6
Percentage of present value of plan liabilities	5%	17%	7%	7%	16%	9%

	2008			2007
	UK	Non UK	Group	UK	Non UK	Group
Total market value of plan assets $M	$184.8	$33.0	$217.8	$305.8	$46.2	$352.0
Present value of plan liabilities $M	(207.7)	(52.1)	(259.8)	(305.8)	(49.4)	(355.2)

Deficit in the plan $M	$(22.9)	$(19.1)	$(42.0)	$—	$(3.2)	$(3.2)

Difference between the expected and actual return on plan assets:
Amount $M	(62.1)	(19.0)	(81.1)	(1.6)	1.0	(0.6)
Percentage of plan assets	(34)%	(58)%	(37)%	(1)%	2%	—

Experience gains and losses on plan liabilities:
Amount $M	—	—	—	—	—	—
Percentage of present value of plan liabilities	—	—	—	—	—	—

Total cumulative amount recognized in Statement of Comprehensive Income:
Amount $M	4.8	17.9	22.7	(30.7)	(3.4)	(34.1)
Percentage of present value of plan liabilities	2%	34%	9%	10%	7%	10%

        The estimated amount of employer contributions expected to be paid to the defined benefit pension plans for the year ending 31 December 2012 is $9.6 million (2010: $12.3 million actual employer contributions).

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

29. The Luxfer Group Employee Share Ownership Plan

The trust

        In 1997, the Group established an employee benefit trust ("the ESOP") with independent trustees, to purchase and hold shares in the Company in trust to be used to satisfy options granted to eligible senior employees under the Company's share plans established from time to time.

        The ESOP was established with the benefit of a gift equivalent to the set up and running costs. Purchase monies and costs required by the ESOP trustees to purchase shares for and under the provisions of the trust are provided by way of an interest free loan from a Group subsidiary. The loan is repayable, in normal circumstances, out of monies received from senior employees when they exercise options granted to them over shares. Surplus shares are held by the ESOP trustees to satisfy future option awards. The ESOP trustees have waived their right to receive dividends on shares held in trust. The Remuneration Committee is charged with determining which senior employees are to be granted options and in what number subject to the relevant plan rules.

The current plan

        The current share option plan, implemented by the Company in February 2007 is The Luxfer Holdings Executive Share Option Plan ("the Plan"), which consists of two parts. Part A of the Plan is approved by HM Revenue & Customs and Part B is unapproved. Options can be exercised at any time up to the tenth anniversary of their grant subject to the rules of the relevant part of the Plan. It is a condition of exercise of options granted over ordinary shares subject to the Management Incentive Plan under Part B that immediately on exercise those ordinary shares over which the option is exercised become restricted shares and subject to the rules of the Management Incentive Plan. There is no other performance criteria attached to the options.

Movements in the year

        The movement in the number of shares held by the trustees of the ESOP and the number of share options held over those shares are shown below:

	Number of shares held by ESOP Trustees			Number of options held over £1 ordinary shares
	£0.0001 deferred shares	£1 ordinary shares	£0.97 options held	£1.40 options held	£3 options held	£4 options held	Total options held
At 1 January 2011	15,977,968,688	115,974	16,700	9,600	41,600	—	67,900
Options granted during the year	—	—	—	—	—	29,510	29,510
Options exercised during the year	—	(1,500)	(1,500)	—	—	—	(1,500)
Options lapsed during the year	—	—	—	—	—	—	—

At 31 December 2011	15,977,968,688	114,474	15,200	9,600	41,600	29,510	95,910

        As at 31 December 2011 the loan outstanding from the ESOP was $3.4 million (31 December 2010: $3.4 million). The share options vested immediately on their grant date and could have been exercised at any time from this grant date. During 2011 the price of the share options granted was estimated to be the fair value of the share options and therefore there was no charge under IFRS 2.

Luxfer Holdings PLC

Notes to the Consolidated Financial Statements (Continued)

(Dollars in millions)

29. The Luxfer Group Employee Share Ownership Plan (Continued)

        During the year ended 31 December 2010, 59,700 options were exercised over £1 ordinary shares held by the Trustees of the ESOP and 13,000 options lapsed.

30. Non-controlling interests

        The non-controlling interests of the Group at 31 December 2011 and 31 December 2010 were $nil (1 January 2010: $nil). The payment made during 2009 to acquire non-controlling interests related to the final distribution of the retained proceeds from the 2000 sale of Baco Consumer Products to the non-controlling interest (minority shareholder) by buying back this equity stake in Biggleswick Limited at the fair value of $1.4 million.

31. Related party transactions

Joint venture in which the Group is a venturer

        During 2011, the Group maintained its 51% investment in the equity of the joint venture Luxfer Uttam India Private Limited, as disclosed in Note 14. During 2011, the Gas Cylinders division made $0.7 million of sales to the joint venture. At 31 December 2011, the amounts receivable from the joint venture in relation to these sales amounted to $0.7 million and this amount is separately disclosed within Note 16—Trade and Other Receivables.

        In 2009, plant and equipment with a net book value of $0.3 million was disposed of by the Group to the joint venture for its net book value. The proceeds on disposal of the plant and equipment were received by the Group in the year.

Transactions with other related parties

        Before the capital reorganization on 6 February 2007, management and ex-management, including the Company's Directors owned 15% of the ordinary and preference share capital of the Company. As part of the capital reorganization, ongoing management agreed for this shareholding to be diluted to 13% or 1.3 million £1 ordinary shares. They also agreed for 800,000 £1 ordinary shares to be contractually restricted under a Management Incentive Plan ("MIP") pursuant to which they agreed to waive their economic rights in these restricted shares, unless certain Group EBITDA targets are achieved.

        As at 31 December 2011 the Chairman and key management comprising the members of the Executive Management Board, owned 748,175 £1 ordinary shares (2010: 845,575 £1 ordinary shares) and held options over a further 29,510 £1 ordinary shares (2010: no options held over the £1 ordinary shares). 18,160 of these shares were subject to the full contractual restrictions of the MIP.

        During the year ended 31 December 2011 no share options held by members of the Executive Management board were exercised (2010 a member exercised options over 2,625 unrestricted £1 ordinary shares and 5,375 restricted £1 ordinary shares at an exercise price of 97p).

        Other than the transactions with the joint venture Luxfer Uttam India Private Limited disclosed above and key management personnel disclosed above, no other related party transactions have been identified.

Luxfer Holdings PLC
Consolidated interim income statement
For the Six-month Periods-ended 30 June 2012 and 2011
(Unaudited)

		For the six-month periods-ended
	Notes	30 June 2012	30 June 2011
		($ millions)
CONTINUING OPERATIONS
REVENUE	2	267.1	243.7

Cost of sales		(201.9)	(185.8)

Gross profit		65.2	57.9
Other Income		—	0.8
Distribution costs		(3.4)	(4.2)
Administrative expenses		(25.5)	(24.1)
Share of start-up costs of joint venture		—	(0.1)

TRADING PROFIT	2	36.3	30.3
Restructuring and other income (expense)		—	—

OPERATING PROFIT		36.3	30.3
Other income (expense):
Disposal costs of intellectual property	4	(0.1)	(0.1)
Interest received		—	0.1
Finance costs
Interest costs		(3.6)	(4.8)

PROFIT ON OPERATIONS BEFORE TAXATION		32.6	25.5
Tax expense		(10.6)	(7.5)

PROFIT FOR THE PERIOD		22.0	18.0

Attributable to:
Equity shareholders		22.0	18.0
Earnings per share:
Basic
Unadjusted	5	$2.23	$1.82

Diluted
Unadjusted	5	$2.21	$1.81

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements

Luxfer Holdings PLC
Consolidated Interim Statement of Comprehensive Income
For the Six-month Periods-ended 30 June 2012 and 2011
(Unaudited)

	For the six-month periods-ended
	30 June 2012	30 June 2011
	($ millions)
Profit for the period	22.0	18.0

Other comprehensive income movements:
Exchange differences on translation of foreign operations	(0.6)	0.4
Fair value movements in cash flow hedges	(1.4)	(0.2)
Transfers to income statement on cash flow hedges	0.3	(0.5)
Deferred tax on cash flow hedges	0.3	—

Hedge accounting income adjustments	(0.8)	(0.7)
Actuarial (losses)/gains on defined benefit retirement plan	(5.1)	6.9
Deferred tax on actuarial (losses)/gains	0.9	(2.2)

Retirement benefit expenses	(4.2)	4.7
Total other comprehensive income movements for the period	(5.6)	4.4

Total comprehensive income for the period	16.4	22.4

Attributed to:
Equity shareholders	16.4	22.4

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements

Luxfer Holdings PLC
Consolidated Interim Balance Sheet
As of 30 June 2012, 30 June 2011 and 31 December 2011
(Unaudited)

	Notes	30 June 2012	30 June 2011	31 December 2011
		($ millions)
ASSETS
Non-current assets
Property, plant and equipment		112.4	109.5	114.2
Intangible assets		37.2	38.2	37.0
Investments		0.9	0.3	0.5
Deferred tax assets		20.9	6.1	22.7
Other non-current assets		—	0.8	0.7

		171.4	154.9	175.1
Current assets
Inventories	6	82.8	96.1	100.6
Trade and other receivables		66.7	65.0	65.2
Income tax receivable		—	0.4	1.2
Cash and short term deposits		32.9	20.9	22.2

		182.4	182.4	189.2

TOTAL ASSETS		353.8	337.3	364.3

EQUITY AND LIABILITIES
Capital and reserves attributable to the Group's equity holders
Ordinary share capital		19.6	19.6	19.6
Deferred share capital		150.9	150.9	150.9
Retained earnings		277.2	277.7	259.4
Own shares held by ESOP		(0.6)	(0.6)	(0.6)
Hedging reserve		(0.1)	(0.6)	0.7
Translation reserve		(32.0)	(25.6)	(31.4)
Merger reserve		(333.8)	(333.8)	(333.8)

Equity attributable to the equity holders of the parent		81.2	87.6	64.8

Total equity		81.2	87.6	64.8

Non-current liabilities
Bank and other loans		104.8	146.4	129.4
Retirement benefits	7	83.2	26.1	82.4
Preference shares		—	0.1	—
Provisions		2.7	2.9	3.1

		190.7	175.5	214.9
Current liabilities
Bank and other loans		3.1	1.6	3.1
Trade and other payables		73.4	69.8	79.3
Current income tax liabilities		3.2	0.5	0.2
Provisions		2.2	2.3	2.0

		81.9	74.2	84.6

Total liabilities		272.6	249.7	299.5

TOTAL EQUITY AND LIABILITIES		353.8	337.3	364.3

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements

Luxfer Holdings PLC
Consolidated Interim Cash Flow Statement
For the Six-month Periods-ended 30 June 2012 and 2011
(Unaudited)

		For the six-month periods-ended
	Notes	30 June 2012	30 June 2011
		($ millions)
RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period		22.0	18.0
Adjustments to reconcile net profit for the period to net cash from operating activities:
Income taxes		7.4	6.0
Deferred income taxes		3.2	1.5
Depreciation and amortization		7.2	7.1
Net finance costs		3.6	4.7
Disposal costs of intellectual property	4	0.1	0.1
Share of start-up costs of joint venture		—	0.1
Changes in operating assets and liabilities:
Increase in receivables		(1.8)	(13.9)
Decrease/(Increase) in inventories		18.2	(17.7)
(Decrease)/Increase in payables		(6.6)	3.4
Movement in retirement benefit obligations		(5.1)	(2.2)
Accelerated deficit contributions into retirement benefit obligations		—	(7.2)
Decrease in provisions		(0.1)	(0.3)
Income tax paid		(3.2)	(6.7)

NET CASH FLOWS FROM OPERATING ACTIVITIES		44.9	(7.1)
Net cash inflow/(outflow) from continuing operating activities		44.9	(7.0)
Net cash outflow from discontinued operating activities		—	(0.1)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(5.8)	(5.8)
Investment in joint venture		(0.4)	—
Proceeds from sale of business (net of costs)		0.8	0.8
Disposal costs of intellectual property		(0.2)	(0.1)

NET CASH USED IN INVESTING ACTIVITIES		(5.6)	(5.1)

NET CASH FLOW BEFORE FINANCING		39.3	(12.2)

FINANCING ACTIVITIES
Interest paid on banking facilities		(1.0)	(0.5)
Interest paid on Senior Notes due 2012		—	(4.5)
Interest paid on Loan Notes due 2018		(2.1)	—
Interest received on Loan Note		—	0.1
Draw down on previous banking facilities		—	27.7
Repayments of previous banking facilities		—	(38.5)
Draw down on new banking facilities and other loans		—	153.5
Repayment of Senior Notes due 2012		—	(109.8)
Repayment of new banking facilities and other loans		(25.6)	—
Payment of banking facilities and other loans—financing costs		—	(4.6)

NET CASH FLOWS FROM FINANCING ACTIVITIES		(28.7)	23.4

NET INCREASE IN CASH AND CASH EQUIVALENTS		10.6	11.2

Net increase in cash and cash equivalents		10.6	11.2
Net foreign exchange differences		0.1	(0.6)
Cash and cash equivalents at 1 January		22.2	10.3

Cash and cash equivalents at 30 June		32.9	20.9

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements

Luxfer Holdings PLC
Consolidated Interim Statement of Changes in Equity
For the Six-month Periods-ended 30 June 2012 and 2011
(Unaudited)

	Equity attributable to the equity holders of the parent
	Ordinary share capital	Deferred share capital	Retained earnings	Own shares held by ESOP	Other reserves(1)	Total equity
	($ millions)
At 1 January 2011	19.6	150.9	255.0	(0.6)	(359.7)	65.2

Profit for the period	—	—	18.0	—	—	18.0
Currency translation differences	—	—	—	—	0.4	0.4
Decrease in fair value of cash flow hedges	—	—	—	—	(0.2)	(0.2)
Transfer to income statement on cash flow hedges	—	—	—	—	(0.5)	(0.5)
Actuarial gains and losses on pension plans	—	—	6.9	—	—	6.9
Deferred tax on items taken to other comprehensive income	—	—	(2.2)	—	—	(2.2)

Total comprehensive income for the period	—	—	22.7	—	(0.3)	22.4

At 30 June 2011	19.6	150.9	277.7	(0.6)	(360.0)	87.6

At 1 January 2012	19.6	150.9	259.4	(0.6)	(364.5)	64.8

Profit for the period	—	—	22.0	—	—	22.0
Currency translation differences	—	—	—	—	(0.6)	(0.6)
Decrease in fair value of cash flow hedges	—	—	—	—	(1.4)	(1.4)
Transfer to income statement on cash flow hedges	—	—	—	—	0.3	0.3
Actuarial gains and losses on pension plans	—	—	(5.1)	—	—	(5.1)
Deferred tax on items taken to other comprehensive income	—	—	0.9	—	0.3	1.2

Total comprehensive income for the period	—	—	17.8	—	(1.4)	16.4

At 30 June 2012	19.6	150.9	277.2	(0.6)	(365.9)	81.2

(1)
Other reserves include a hedging reserve of a loss of $0.1 million (30 June 2011: loss of $0.6 million), a translation reserve of $32.0 million (30 June 2011: $25.6 million) and a merger reserve of $333.8 million (30 June 2011: $333.8 million).

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements

LUXFER HOLDINGS PLC

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS-ENDED 30 JUNE 2012 AND 2011

(Unaudited)

1. Basis of preparation and accounting policies

        The unaudited condensed financial statements are interim consolidated financial statements for Luxfer Holdings PLC and its subsidiary undertakings (the "Group") and have been prepared in accordance with IAS 34 Interim Financial Reporting. They have been prepared using the same accounting policies and methods of computation as those disclosed in the preparation of the Group's audited financial statements as at 31 December 2011 and included in Luxfer Holdings PLC's registration statement. The financial information contained in this interim statement is unaudited, constitutes non-statutory accounts as defined in section 435 of the Companies Act 2006 and does not include all of the information and footnotes required by IFRS for full financial statements. They should be read in conjunction with the Group's Annual Report and Accounts for 31 December 2011 which has been filed with the Registrar of Companies and the financial statements included in this registration statement. The Directors signed the statutory financial statements of Luxfer Holdings PLC, for the year ended 31 December 2011, on 27 March 2012 and the auditors' report thereon was unqualified and did not contain a statement under section 498 (2) or (3) of the Companies Act 2006. Operating results for the six months ended 30 June 2012 are not necessarily indicative of the results that may be expected for the year ending 31 December 2012.

        For the purpose of the accompanying consolidated financial statements, subsequent events have been evaluated through to August 3, 2012, which is the date the financial statements were authorized and issued.

Significant accounting policies

        The accounting policies adopted in preparation of the interim financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2011, except for the following new and amended standards and interpretations during the year. Adoption of these revised standards and interpretations did not have any effect on the financial statements of the Group.

International Accounting Standards		Effective date
IAS 12	Income Taxes	1 January 2012
IFRS 7	Financial Instruments: Disclosures	1 July 2011

LUXFER HOLDINGS PLC

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS-ENDED 30 JUNE 2012 AND 2011

(Unaudited)

1. Basis of preparation and accounting policies (Continued)

New standards and amendments to standards not applied

        The IASB has issued the following standards and amendments to standards with an effective date after the date of these financial statements:

International Accounting Standards		Effective date
IAS 1	Financial Statements Presentation	1 July 2012
IAS 19	Employee Benefits (Amendment)	1 January 2013
IAS 27	Separate Financial Statements (Revised)	1 January 2013
IAS 28	Investments in Associates and Joint Ventures (Revised)	1 January 2013
IAS 32	Financial Instruments: Presentation	1 January 2014
IFRS 7	Financial Instruments: Disclosure	1 January 2013
IFRS 9	Financial Instruments: Classification and Measurement	1 January 2015
IFRS 10	Consolidated Financial Statements	1 January 2013
IFRS 11	Joint Arrangements	1 January 2013
IFRS 12	Disclosure of Involvement with Other Entities	1 January 2013
IFRS 13	Fair Value Measurement	1 January 2013
IFRIC 20	Stripping Cost in the Production Phase of a Surface Mine	1 January 2013

        The Directors do not anticipate that the adoption of these standards and interpretations will have a material effect on the Group's financial statements in the period of initial application, with the exception of the following amendment:

IAS 19 Employee Benefits

        Under the amended standard, the charge to the income statement in relation to defined benefit costs will change, with only current year service costs being charged to operating profit and an interest expense calculated on the outstanding accounting deficit being charged to finance costs. Currently a net actuarial charge is made to operating profit based on the aggregation of the service cost, plus an expected interest cost on the liabilities, net of an expected return (or gain) on assets. Whilst it is difficult to predict the full impact in future periods of the change to IAS 19 (amended), due to changing actuarial assumptions and fund valuations, whilst the Group defined benefit plans remain in deficit, it is expected there will be increased net finance costs. For the six month period to 30 June 2012, the increase in net finance costs is estimated to be $2.0 million, and prior periods, including 2012, would be restated when the new accounting standard is adopted for 2013. The new standard may also lead to a change in the amount credited or charged to Other Comprehensive Income, mainly in relation to where expected gains on plan assets are different to the discount rate used to calculate the finance cost charge on the deficit in the income statement.

2. Revenue and segmental analysis

        For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The products and services provided by these divisions and the operating segments they

LUXFER HOLDINGS PLC

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS-ENDED 30 JUNE 2012 AND 2011

(Unaudited)

2. Revenue and segmental analysis (Continued)

comprise are described on page 109 of this registration statement. The tables below set out information on the results of these two reportable segments.

        Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on trading profit or loss, defined as operating profit or loss before restructuring and other expense.

        All inter-segment sales are made on an arm's length basis.

REPORTING SEGMENTS:

	Unaudited six-month period ended 30 June 2012
	Gas Cylinders	Elektron	Unallocated	Continuing Activities
	($ millions)
Revenue
Segment Revenue	118.1	149.0	—	267.1
Inter-segment sales	—	—	—	—

Sales to external customers	118.1	149.0	—	267.1

Result
Trading profit	7.5	28.8	—	36.3
Restructuring and other income (expense)	—	—	—	—

Operating profit	7.5	28.8	—	36.3
Disposal costs of intellectual property (expense)	—	(0.1)	—	(0.1)
Net finance costs	—	—	(3.6)	(3.6)

Profit before tax	7.5	28.7	(3.6)	32.6
Tax expense				(10.6)

Net profit for the period				22.0

Other segment information
Segment assets	140.8	153.4	59.6	353.8
Segment liabilities	(36.4)	(33.0)	(203.2)	(272.6)

Net assets/(liabilities)	104.4	120.4	(143.6)	81.2

Capital expenditure: Property, plant and equipment	2.3	3.0	—	5.3
Capital expenditure: Intangible assets	—	—	—	—
Depreciation and amortization	3.1	4.1	—	7.2

LUXFER HOLDINGS PLC

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS-ENDED 30 JUNE 2012 AND 2011

(Unaudited)

2. Revenue and segmental analysis (Continued)

	Unaudited six-month period ended 30 June 2011
	Gas Cylinders	Elektron	Unallocated	Continuing Activities
	($ millions)
Revenue
Segment Revenue	110.4	133.4	—	243.8
Inter-segment sales	—	(0.1)	—	(0.1)

Sales to external customers	110.4	133.3	—	243.7

Result
Trading profit	6.1	24.2	—	30.3
Restructuring and other income (expense)	—	—	—	—

Operating profit	6.1	24.2	—	30.3
Disposal costs of intellectual property (expense)	—	(0.1)	— (0.1)
Net finance costs	—	—	(4.7)	(4.7)

Profit before tax	6.1	24.1	(4.7)	25.5
Tax expense				(7.5)

Net profit for the period				18.0

Other segment information
Segment assets	138.9	167.2	31.2	337.3
Segment liabilities	(38.8)	(52.0)	(158.9)	(249.7)

Net assets/(liabilities)	100.1	115.2	(127.7)	87.6

Capital expenditure: Property, plant and equipment	1.3	3.6	—	4.9
Capital expenditure: Intangible assets	—	—	—	—
Depreciation and amortization	3.0	4.1	—	7.1

LUXFER HOLDINGS PLC

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS-ENDED 30 JUNE 2012 AND 2011

(Unaudited)

3. Notes to Group cash flow statement

	For the six-month periods-ended
	30 June 2012	30 June 2011
	($ millions)
Reconciliation of net cash flow to movement in net debt
Increase in net cash for the period	10.6	11.2
Cash inflow from draw down on previous banking facilities	—	(27.7)
Cash outflow from payment of previous short term bank debt	—	38.5
Cash outflow from payment of Senior Notes due 2012	—	109.8
Cash inflow from draw down of new long term debt	—	(153.5)
Cash outflow from repayment of new banking facilities and other loans	25.6	—

Change in net debt resulting from cash flows	36.2	(21.7)
Translation differences	(0.4)	(3.7)
Finance costs on bank facility and other loans	—	4.6
Amortization of Senior Notes due 2012 issue costs	—	(0.2)
Amortization of banking facilities and other loans finance costs	(0.5)	(0.5)

Movement in debt in the period	35.3	(21.5)
Net debt at the beginning of the period	(110.3)	(105.6)

Net debt at the end of the period	(75.0)	(127.1)

4. Other income (expense) items

Non-operating income (expense)

	For the six-month periods-ended
	30 June 2012	30 June 2011
	($ millions)
Charged to Non-operating profit:
Disposal costs of intellectual property	(0.1)	(0.1)

	(0.1)	(0.1)

Disposal costs of intellectual property

        For the six months ended 30 June 2012, $0.1 million (30 June 2011: $0.1 million) of costs have been incurred by the Elektron division in relation to the costs of disposal of intellectual property.

LUXFER HOLDINGS PLC

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS-ENDED 30 JUNE 2012 AND 2011

(Unaudited)

5. Earnings per share

        The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average common shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the period.

        For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the period have been adjusted for the dilutive effects of all share options granted to employees.

	30 June 2012	30 June 2011
	($ millions)
Basic earnings:
Basic earnings attributable to ordinary shareholders	22.0	18.0

Adjusted earnings:
Other income (expense):
Disposal costs of intellectual property	0.1	0.1

Adjusted earnings	22.1	18.1

Weighted average number of £1 ordinary shares:
For basic earnings per share	9,885,526	9,884,026
Exercise of share options	86,310	67,900

For diluted earnings per share	9,971,836	9,951,926

Earnings per share:
Basic
Adjusted	$2.24	$1.83
Unadjusted	$2.23	$1.82

Diluted
Adjusted	$2.22	$1.82
Unadjusted	$2.21	$1.81

6. Inventories

	30 June 2012	30 June 2011	31 December 2011
	($ millions)
Raw materials and consumables	29.7	43.4	35.0
Work in progress	25.8	25.8	28.8
Finished goods and goods for resale	27.3	26.9	36.8

	82.8	96.1	100.6

LUXFER HOLDINGS PLC

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS-ENDED 30 JUNE 2012 AND 2011

(Unaudited)

7. Retirement benefits

        The principal defined benefit pension plan in the UK is the Luxfer Group Pension Plan. The Group's other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings Inc Pension Plan in the US.

        The actuarial assumptions used to estimate the IAS 19 accounting position of the Group's defined benefit pension plans have remained consistent with those adopted at 31 December 2011, but have been updated for market conditions at 30 June 2012.

        The discount rate for the UK plan has decreased by 0.2% from 4.9% at 31 December 2011 to 4.7% at 30 June 2012. Long term inflation expectations have decreased by 0.2% pa from 3.1% at 31 December 2011 to 2.9% at 30 June 2012. The combined effect of the changes has been to increase the projected benefit obligation by approximately $4.0 million. This has been offset by better than expected returns on UK plan assets of approximately $0.5 million.

        In the US, the discount rate has decreased by 0.3% from 4.7% at 31 December 2011 to 4.4% at 30 June 2012. This has increased the projected benefit obligation by approximately $3.0 million. There were better than expected returns on US plan assets of approximately $1.5 million.

The movement in the pension liability is shown below:

	30 June 2012	30 June 2011
	($ millions)
Balance at 1 January	82.4	41.2
Charged to the Income Statement	2.9	1.4
Contributions	(8.0)	(3.6)
Accelerated deficit contributions	—	(7.2)
Charged/(credited) to the Statement of Comprehensive Income	5.1	(6.9)
Exchange adjustments	0.8	1.2

Closing balance	83.2	26.1

8. Declaration of an interim dividend

        In July 2012, our board of directors declared an interim dividend for the first six months of 2012 of £0.25 per ordinary share (equal to $0.39 per share at an exchange rate of $1.56:£1), a total of $3.9 million, which was paid on August 10, 2012.

THE LUXFER MODEL

innovation

manufacturing excellence

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strong technical base

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Luxfer Group, Anchorage Gateway, 5 Anchorage Quay, Salford, M50 3XE, UK, 0161 300 0600, www.luxfer.com

 Part II
Information not required in the prospectus

Item 6.    Indemnification of directors and officers

        Our Amended Articles provide that, subject to the Companies Act, every person who is or was at any time a director or other officer (excluding an auditor) of our company may be indemnified out of the assets of our company against all costs, charges, expenses, losses or liabilities incurred by him in performing his duties or the exercise of his powers or otherwise in relation to or in connection with his duties, powers or office.

        The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

        In the underwriting agreement, the underwriters will agree to indemnify, under certain conditions, the Registrant, members of the Registrant's board of directors, members of the executive management board and persons who control the Registrant within the meaning of the Securities Act, against certain liabilities.

Item 7.    Recent sales of unregistered securities

        The following information is furnished with regard to all securities issued by the Registrant within the last three years that were not registered under the Securities Act. The issuance of such shares was deemed exempt from registration requirements of the Securities Act as such securities were offered and sold outside of the United States to persons who were neither citizens nor residents of the United States or such sales were exempt from registration under Section 4(2) of Securities Act.

        On June 7, 2010, the Registrant issued options to purchase 9,600 ordinary shares at an exercise price of £1.40 per share under the Option Plan to an employee. On August 25, 2010, the Registrant issued options to purchase an aggregate of 39,000 ordinary shares at an exercise price of £3.00 per share under the Option Plan to certain employees. On November 16, 2010, the Registrant issued options to purchase 2,600 ordinary shares at an exercise price of £3.00 per share under the Option Plan to an employee. On July 5, 2011, the Registrant issued options to purchase 29,510 ordinary shares at an exercise price of £4.00 per share under the Option Plan to an executive director. The Registrant believes that the issuance of these options was exempt from registration under the Securities Act because they were made pursuant to exemptions from registration provided by Rule 701 or Regulation S promulgated thereunder.

        No underwriter or underwriting discount or commission was involved in any of the issuances set forth in this Item 7.

Item 8.    Exhibits

(a)
The following documents are filed as part of this Registration Statement:

1.1	Form of Underwriting Agreement†
3.1	Articles of Association†
4.1	Form of specimen certificate evidencing ordinary shares†
4.2	Form of Deposit Agreement among Luxfer Holdings PLC, The Bank of New York Mellon and holders of American Depositary Receipts†
4.3	Form of American Depositary Receipt (included in Exhibit 4.2)†
5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP†
10.1	Senior Facilities Agreement dated as of May 13, 2011 by and among Luxfer Holdings PLC and the parties named therein†
10.2	Note Purchase Agreement dated as of May 13, 2011 by and among BA Holdings, Inc. and the parties named therein†
10.3	Executive Share Option Plan†
10.4	Long-Term Umbrella Incentive Plan†
10.5	Non-Executive Director Equity Incentive Plan†
10.6	Form of Executive Officer IPO Stock Option Grant Agreement†
10.7	Form of Non-Executive Director IPO Stock Option Grant Agreement†
21.1	List of Subsidiaries (included in the prospectus filed as part of this Registration Statement under "Our History and Recent Corporate Transactions—Our Corporate Structure")†
23.1	Consent of Ernst & Young LLP
23.2	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1)†
24.1	Powers of Attorney (included on signature page)†

†
Filed previously.
(b)
Financial statement schedules and

            None.

Item 9.    Undertakings

(a)
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 6 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)
The undersigned Registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Salford, England, on September 19, 2012.

LUXFER HOLDINGS PLC
By:	/s/ LINDA FRANCES SEDDON
	Name:	Linda Frances Seddon
	Title:	General Counsel

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Brian Gordon Purves	Chief Executive and Director (Principal Executive Officer)	September 19, 2012
* Andrew Michael Beaden	Group Finance Director (Principal Financial and Accounting Officer)	September 19, 2012
* Peter Joseph Kinder Haslehurst	Director	September 19, 2012
* Joseph Allison Bonn	Director	September 19, 2012
* Kevin Sean Flannery	Director	September 19, 2012
* Donald Puglisi	Authorized Representative of Luxfer Holdings PLC in the United States	September 19, 2012

*By:	/s/ LINDA FRANCES SEDDON
Linda Frances Seddon Attorney-in-fact

 EXHIBIT INDEX

1.1	Form of Underwriting Agreement†
3.1	Articles of Association†
4.1	Form of specimen certificate evidencing ordinary shares†
4.2	Form of Deposit Agreement among Luxfer Holdings PLC, The Bank of New York Mellon and holders of American Depositary Receipts†
4.3	Form of American Depositary Receipt (included in Exhibit 4.2)†
5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP†
10.1	Senior Facilities Agreement dated as of May 13, 2011 by and among Luxfer Holdings PLC and the parties named therein†
10.2	Note Purchase Agreement dated as of May 13, 2011 by and among BA Holdings, Inc. and the parties named therein†
10.3	Executive Share Option Plan†
10.4	Long-Term Umbrella Incentive Plan†
10.5	Non-Executive Director Equity Incentive Plan†
10.6	Form of Executive Officer IPO Stock Option Grant Agreement†
10.7	Form of Non-Executive Director IPO Stock Option Grant Agreement†
21.1	List of Subsidiaries (included in the prospectus filed as part of this Registration Statement under "Our History and Recent Corporate Transactions—Our Corporate Structure")†
23.1	Consent of Ernst & Young LLP
23.2	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1)†
24.1	Powers of Attorney (included on signature page)†

†
Filed previously.